As submitted confidentially to the Securities and Exchange Commission on February 11, 2022.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

RayzeBio, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	2834	84-4388509
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

RayzeBio, Inc.

5505 Morehouse Drive, Suite 300

San Diego, CA 92121

(619) 937-2754

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Ken Song, M.D.

President and Chief Executive Officer

RayzeBio, Inc.

5505 Morehouse Drive, Suite 300

San Diego, CA 92121

(619) 937-2754

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Marya Postner, Esq. Karen E. Deschaine, Esq. Terren J. O’Connor, Esq. Cooley LLP 4401 Eastgate Mall San Diego, CA 92121	Alan F. Denenberg, Esq. Emily Roberts, Esq. Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has not elected to use the extended transition period for complying with any new or revised financial accounting standards provided in Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE(1)	AMOUNT OF REGISTRATION FEE(2)
Common Stock, $0.0001 par value per share	$	$

(1)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act. Includes the offering price of shares that the underwriters have the option to purchase.
(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum offering price.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated                 , 2022

Preliminary prospectus

             shares

Common stock

This is the initial public offering of RayzeBio, Inc. We are offering                  shares of our common stock. Prior to this offering, there has been no public market for our common stock. We estimate that the initial public offering price of our common stock will be between $                 and $                 per share.

We intend to apply to list our common stock on The Nasdaq Global Market under the symbol “RYZB.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our common stock involves a high degree of risk. See “Risk factors” beginning on page 12 to read about factors you should consider before buying shares of our common stock.

	Per share	Total

Initial public offering price	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds to RayzeBio (before expenses)	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to                  additional shares of common stock from us at the initial public offering price less the underwriting discounts and commissions.

The underwriters expect to deliver the shares of common stock to purchasers on or about                  , 2022 through the book-entry facilities of The Depository Trust Company.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

J.P. Morgan	Jefferies	Evercore ISI

Oppenheimer & Co.

The date of this prospectus is                 , 2022

We have not, and the underwriters have not, authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Through and including                 , 2022 (the 25th day after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information.

For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus.

i

Explanatory note

Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, we are omitting our unaudited financial statements as of September 30, 2021 and for the nine months ended September 30, 2020 and 2021 because they relate to historical periods that we believe will not be required to be included in the prospectus at the time of the contemplated offering. We intend to amend the registration statement to include all financial information required by Regulation S-X at the date of such amendment before distributing a preliminary prospectus to investors.

Prospectus summary

This summary highlights information contained in other parts of this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in shares of our common stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. You should read the entire prospectus carefully, especially “Risk factors,” “Special note regarding forward-looking statements,” “Management’s discussion and analysis of financial condition and results of operations,” and our financial statements and the related notes, before deciding to buy shares of our common stock. Unless the context requires otherwise, references in this prospectus to “RayzeBio,” “the Company,” “we,” “us” and “our” refer to RayzeBio, Inc.

Company overview

We are a clinical-stage precision oncology company focused on discovering, developing and commercializing innovative targeted radiopharmaceuticals, or TRP, for solid tumor cancers. For over a century, external beam radiation has proven to be an effective option for the treatment of cancer. We aim to harness the power of radioactive isotopes, or radioisotopes, and selectively deliver them intravenously to solid tumors utilizing a precision medicine approach. In this method, we couple a diagnostic or therapeutic isotope with a small binder, such as a peptide or small molecule, directed against specific protein targets expressed by cancer cells. We believe small binders provide a greater therapeutic index for delivery of radioisotopes as compared to larger binders, such as antibodies. Our targeted systemic delivery method with small binders has the potential to selectively attack cancer cells throughout the body and minimize potential effects of radiation on healthy tissues, as compared to external beam radiation. Our lead drug candidate, RYZ101, is designed to deliver a highly potent radioisotope, Actinium 225, or Ac225, to tumors overexpressing the somatostatin receptor type 2, or SSTR2. We plan to pursue clinical development of RYZ101 for the treatment of gastroenteropancreatic neuroendocrine tumors, or GEP-NETs, as well as small cell lung cancer, or SCLC. We are initiating a Phase 1 clinical trial for RYZ101 in patients with GEP-NETs in the first half of 2022 and plan to file an IND for RYZ101 in patients with SCLC in the second half of 2022. Beyond RYZ101, our goal is to build a diversified portfolio of innovative TRP drug candidates against known targets in solid tumor cancers using our parallel drug discovery engine and our drug discovery capabilities and insights. We believe that a unique opportunity has emerged in TRP to efficiently advance novel and effective cancer treatments with higher probabilities of success using our data driven approach. Our team’s expertise in research and development, manufacturing and commercialization enables us to discover and drive forth a set of innovative drug candidates from target selection to early discovery through clinical development and ultimately commercialization.

A convergence of events prompted us to build and launch our operations in August 2020. The scientific rationale that radiation effectively kills cancer cells was already well established. Certain TRP drugs had shown significant efficacy in a small number of types of solid tumor cancers and had been widely commercially adopted. However, although clinical data exists to validate their relevance in human disease, a multitude of cancer drug targets had not been pursued for TRP therapy. The progress in radioisotope manufacturing of Lutetium 177, or Lu177, and Ac225 provided us confidence that sufficient radioisotope supply would be available for late-stage clinical development and commercialization. We identified multiple established screening modalities to find small binders against our targets of interest. Based on all the factors above, we believe an intriguing untapped opportunity within TRP exists to build a purposeful portfolio of innovative TRP drug candidates.

Our parallel discovery engine and development approach

We have brought together a team of biotechnology drug discovery and development leaders with the goal to pioneer TRPs as a major modality to treat cancer. We have leveraged the past learnings and proven technology of TRP to develop our proprietary parallel discovery engine, combining a robust process to select targets with human validation data with a parallel pursuit of multiple chemistry approaches to discover proprietary molecules best suited for delivery of radioisotopes. Our platform is supported by our team’s clinical and regulatory expertise, a radioisotope supply network for both Ac225 and Lu177, and a custom-built research and development facility for TRP. For the successful development of a TRP drug candidate, we are pursuing optimization of each component of the TRP by: the selection of targets with human validation data; multi-pronged iterative discovery of small binders against selected targets; data-driven radioisotope selection; and design of linkers connecting the binder and radioisotope payload. We have purposefully designed our discovery engine to evaluate these components in parallel in order to accelerate the construction of a broad pipeline of innovative TRP drug candidates. Our ability to rapidly generate data across multiple programs not only enables us to iterate and optimize the chemistry of our internal compounds, but also provides us useful insights to better evaluate external opportunities for potential in-licensing.

The main pillars of our discovery engine are:

•

Target selection:     We select solid tumor targets confirmed to be overexpressed in human cancers and for which some clinical data exists. We leverage our know-how, in concert with our network of industry experts, and published literature and developments in the oncology drug sector, to identify targets with a significant unmet medical need and an opportunity for TRP to improve the standard of care.

•

Multi-pronged iterative approach to small binder discovery:     We employ multiple, diverse approaches to identify novel small binders with favorable characteristics, such as affinity, target specificity, efficacy, tolerability, manufacturing ease and cost. We also evaluate various linker chemistries that connect the small binders to chelators, which are chemical structures that bind radioisotopes. We have in-house expertise that allows us to evaluate our drug candidates utilizing in vitro target-specific assays, in vivo animal models, as well as state of the art molecular imaging.

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Data-driven radioisotope selection:     We are exploring both alpha and beta emitting radioisotopes, such as Ac225 and Lu177, respectively, with a preference for using higher-energy emitting short range alpha radioisotopes. Alpha radioisotopes such as Ac225 can drive double-stranded DNA breaks, leading to cancer cell death. However, both radioisotopes have published clinical benefit data in various cancer types. The decision to use an alpha versus a beta radioisotope will depend on the target, binder and clinical indication. Ac225 and Lu177 can be delivered selectively by small binders using the same chelator, thus allowing for a streamlined evaluation of both isotopes in pre-clinical activities and early clinical development. By generating data on both radioisotopes for our discovery programs, we can make a data-driven decision to select the proper radioisotope for further development.

•

External asset evaluation:     We complement our internal discovery efforts with several partnerships and ongoing assessment of in-licensing opportunities, thereby generating an iterative knowledge cycle between our internal discovery efforts and evaluation of external drug candidates.

An attractive feature of TRP is the ability to use the same TRP construct as both a diagnostic and therapeutic agent by switching out the type of radioisotope. By using the TRP construct as a diagnostic imaging agent, one can visualize in each patient uptake of the TRP construct in tumor and normal tissues to appropriately select those patients who would more likely benefit from treatment of a therapeutic radioisotope. This feature differentiates TRP as a cancer treatment modality, enabling a truly precision approach to clinical trial design, patient selection and patient treatment.

In addition to the discovery and clinical development efforts of our TRP portfolio, securing radioisotope supply and ensuring high-quality manufacturing are vital to the success of TRP products. We have established several relationships with third parties to supply us with Ac225 and Lu177 in the near term and longer term. In addition, we have secured manufacturing capacity and are also making investments to build our own manufacturing capabilities. The manufacturing capability is focused on stable incorporation of radioisotopes into the TRP construct, or radiolabeling. Our plan is to centrally manufacture TRP drug candidates.

Leveraging our development ecosystem to build a sustainable enterprise of value creation

We have taken an expansive view on constructing our program portfolio and building in optionality so that we can capitalize on the promise of TRP to treat cancer patients. At the foundation of our company is our entrepreneurial team, TRP knowledge spanning early discovery through development to manufacturing, and infrastructure inclusive of a fully operational custom-built 28,000 square foot TRP R&D facility and investment in a planned 63,000 square foot manufacturing facility. On top of this foundation is our lead clinical drug candidate, RYZ101 for GEP-NET patients in which clinical data from one center supports potential efficacy and safety of Ac225 DOTATATE. In addition to GEP-NETs, we are also planning to pursue development of RYZ101 for SCLC, an aggressive type of lung cancer with high unmet need. While we believe our TRP foundation and RYZ101 hold tremendous promise and value, we have also significantly invested in a broad discovery portfolio of innovative drug candidates against solid tumor targets with existing human validation data. We plan to be a driving catalyst to unlock the potential for TRP to be a major cancer treatment modality.

Our programs

We have applied our parallel discovery engine to build a diverse portfolio of potential TRP drug candidates that spans discovery to early clinical stage. Through an in-depth understanding of the TRP landscape, we have identified innovative programs that, in our view, have high probability of success to demonstrate clinical effectiveness.

RYZ101 for gastroenteropancreatic neuroendocrine tumors, or GEP-NETs

We are initiating a Phase 1 clinical trial of RYZ101, our lead drug candidate, in the first half of 2022 for our lead indication in GEP-NETs, an orphan indication with U.S. incidence of approximately 18,000 patients annually, with prevalence of approximately 100,000 patients. RYZ101 contains radiolabeled DOTATATE, a peptide somatostatin analog, or SSA, for targeted delivery of the alpha radioisotope Ac225 to tumors that overexpress SSTR2. TRPs with SSAs that deliver the beta radioisotope Lu177 have demonstrated significant clinical benefit as well as commercial adoption, such as Lutathera. However, GEP-NET patients treated with Lu177 SSAs invariably progress and have limited treatment options. Clinical data from an academic nuclear medicine group suggests that targeted delivery of Ac225 using SSAs in patients who have progressed following Lu177 SSA treatment has clinical benefit and a favorable safety profile. We believe that RYZ101 can address an unmet need for patients with GEP-NETs expressing SSTR2 who are refractory to Lu177 SSA treatment. We believe that RYZ101 has the potential to also be used in earlier lines of treatment for patients with GEP-NETs. We plan to utilize a diagnostic strategy to screen for patients with tumors that express SSTR2 via U.S. Food and Drug Administration, or FDA, approved SSTR2 radioisotope imaging agents.

RYZ101 for small cell lung cancer, or SCLC

Lung cancer is the second most common cancer in the United States with an estimated 235,760 new diagnoses per year, of which SCLC represents approximately 13%. SCLC is distinguished from other forms of lung cancer by its rapid doubling time, high growth fraction and early manifestation of metastatic disease. Given this, very few patients are eligible for surgical treatment and cure. We conducted an immunohistochemistry, or IHC, analysis in 70 SCLC tumors to assess for SSTR2 expression. We found nearly half of these SCLC tumors overexpressed SSTR2, with approximately 27% having high expression, thus representing a population subset that could be treated with RYZ101. We plan to file an IND for RYZ101 in patients with SCLC in the second half of 2022 to evaluate the clinical benefit of adding RYZ101 to the current standard of care in the first-line treatment setting. We intend to utilize diagnostic imaging with FDA-approved SSTR2 imaging agents to screen for those patients with SCLC whose tumors express SSTR2 and who are expected to benefit from RYZ101 treatment.

Discovery programs

Our parallel discovery engine leverages existing knowledge and modalities to select drug targets and discover novel small binders, which we believe provides a higher probability of success to identify drug candidates for clinical trials than other modalities. We have evaluated dozens of programs across over 20 drug targets and have several potential drug candidates in various stages of pre-clinical development. We intend to nominate a second development candidate in mid-2022 and expect to continue to build a robust research and development pipeline.

Our team

Our team is led by entrepreneurial and proven executives who have deep experience in their respective functions and a shared vision to build the leading TRP company. Our leadership team has over 100 years of combined experience in therapeutics and diagnostics across a company’s lifecycle, from inception to global commercialization. Our President and Chief Executive Officer, Ken Song, M.D., is a career entrepreneur with direct experience in healthcare investing and patient care. Dr. Song is co-founder and chairman of Ablaze Pharmaceuticals Inc. and previously co-founded and served as Chief Executive Officer of Ariosa Diagnostics (acquired by Roche), Chief Executive Officer of Metacrine, Inc., and Executive Chairman of Omniome, Inc.

(acquired by Pacific Biosciences). Our Chief Medical Officer, Susan Moran, M.D., MSCE, has extensive experience in leading programs through IND clearance to full regulatory approval. Prior to joining us, Dr. Moran led the clinical development and approval of infigratinib at QED Therapeutics, an affiliate of BridgeBio Pharma. Dr. Moran also held senior positions at Puma Biotechnology, Takeda (formerly Millennium Pharmaceuticals) and Sanofi (formerly Genzyme), where she worked on multiple product approvals. Our scientific leadership team, led by Gary Li, Ph.D., Derek Cole, Ph.D., and Nicholas Smith, Ph.D., has worked on progressing multiple products to clinical development and approval during their tenures at companies such as Ignyta, QED Therapeutics, Seragon Pharmaceuticals (acquired by Roche), Aragon Pharmaceuticals (acquired by Johnson & Johnson), Takeda, Pfizer, Johnson & Johnson and Wyeth. Additionally, our finance, legal, clinical operations and development leadership teams have significant experience in their respective fields.

Supporting our leadership team is a group of premier life science investors, including venBio Partners, Versant Ventures, Venrock Healthcare Capital Partners, Samsara BioCapital, Redmile Group, Viking Global Investors, OrbiMed Advisors, RYZB Holdings Limited, Cormorant Asset Management, Logos Capital, Perceptive Advisors, Vivo Capital, LifeSci Venture Partners, Acuta Capital Partners, Deerfield Management, TCG X and Alexandria Venture Investments, among others.

Our strategy

Our goal is to become the leading radiopharmaceutical company that discovers, develops and commercializes novel TRP drugs to treat solid tumor cancers. We believe that precedent data demonstrating clinical effectiveness of TRP in certain cancers can be broadly applied to other cancers. To be successful, we believe that focused execution and integration across multiple operative disciplines will be critical. The key elements of our strategy are to:

•	Establish our position as a pioneer in TRP by harnessing the power of our parallel discovery engine to build a rich and diverse product portfolio

•	Rapidly advance RYZ101, our lead drug candidate through clinical development for GEP-NETs

•	Expand the potential of RYZ101 by evaluating SCLC as a second indication

•	Leverage the precision medicine characteristics of the TRP modality to increase the probability of success of our drug candidates

•	Invest in securing radioisotopes and manufacturing capabilities

•	Execute with relentless focus and efficiently make decisions to advance or deprioritize programs and activities

Risks associated with our business

Our business and our ability to implement our business strategy are subject to numerous risks, as more fully described in the section entitled “Risk factors” immediately following this prospectus summary. You should read these risks before you invest in our common stock. We may be unable, for many reasons, including those that are beyond our control, to implement our business strategy. In particular, risks associated with our business include:

•	Our limited operating history may make it difficult for you to evaluate our prospects and likelihood of success.

•

We are a clinical-stage precision oncology company and have incurred significant losses since our inception, and we expect to incur losses for the foreseeable future. We have no drugs approved for commercial sale and may never achieve or maintain profitability.

•

Even if this offering is successful, we will require additional funding to finance operations. If we are unable to raise capital when needed, or on acceptable terms, we would be forced to delay, reduce, or eliminate our research and drug candidate development programs.

•

Preclinical and clinical drug development is a lengthy and expensive process with uncertain timelines and uncertain outcomes. If preclinical studies or clinical trials of a drug candidate are prolonged or delayed, we may be unable to obtain required regulatory approvals, and therefore be unable to commercialize RYZ101 or any of our future drug candidates on a timely basis or at all.

•

Our clinical trials may fail to demonstrate substantial evidence of the safety and efficacy of RYZ101 or any of our future drug candidates, which would prevent or delay or limit the scope of regulatory approval and commercialization.

•

Our approach to the discovery and development of drug candidates based on our TRP platform technology represents a novel approach to radiation therapy, which creates significant and potentially unpredictable challenges for us.

•

Due to the radioactive nature of RYZ101 and our future drug candidates, once manufactured, our drug candidates will have time-limited stability, and as a result, we may encounter difficulties with fulfilment and logistics.

•	We may be unable to obtain a sufficient supply of radioisotopes to support clinical development or manufacturing at commercial scale.

•

Manufacturing of radiopharmaceuticals is complex and we may encounter difficulties in production. If we encounter such difficulties, our ability to provide supply of RYZ101 or any of our future drug candidates for preclinical studies and clinical trials or for commercial purposes could be delayed or stopped.

•	We may not be successful in our efforts to identify or discover potential drug candidates.

•	We face substantial competition, which may result in others discovering, developing, or commercializing drugs before or more successfully than we do.

•	Our business and operations may be adversely affected by the evolving and ongoing COVID-19 global pandemic.

•

The development and commercialization of pharmaceutical drugs is subject to extensive regulation, and the regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time-consuming, and inherently unpredictable. If we are ultimately unable to obtain regulatory approval for RYZ101 or our future drug candidates on a timely basis if at all, our business will be substantially harmed.

•

Our success depends on our ability to obtain, maintain, enforce, defend and protect our intellectual property and our proprietary technologies, and conduct our business without infringing, misappropriating or otherwise violating an intellectual property or proprietary rights of others.

Corporate and other information

We were incorporated in Delaware in January 2020. Our principal executive offices are located at 5505 Morehouse Drive, Suite 300, San Diego, CA 92121, and our telephone number is (619) 937-2754. Our corporate website address is http://rayzebio.com. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

This prospectus contains references to our trademarks, including RayzeBio and to trademarks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Implications of being an emerging growth company and a smaller reporting company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, as amended, or JOBS Act, enacted in April 2012. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•

being permitted to present only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved.

We may use these provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

In addition, as an “emerging growth company” the JOBS Act allows us to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies, unless we later irrevocably elect not to avail ourselves of this exemption. We have elected to use this extended transition period under the JOBS Act; however, we may choose to early adopt new or revised accounting pronouncements, if permitted under such pronouncements.

We are also a “smaller reporting company” as defined in Regulation S-K under the Securities Act of 1933, as amended, or the Securities Act, and have elected to take advantage of certain of the scaled disclosures available to smaller reporting companies. We may be a smaller reporting company even after we are no longer an emerging growth company.

The offering

Common stock offered by us	shares.

Underwriters’ option to purchase additional shares	The underwriters have a 30-day option to purchase up to additional shares of common stock.

Common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds	We intend to use the net proceeds from this offering to and for working capital and other general corporate purposes, including costs and expenses associated with being a public company. See “Use of proceeds.”

Risk factors	See “Risk factors” beginning on page 12 of this prospectus for a discussion of certain of the factors to consider carefully before deciding to purchase any shares of our common stock.

Proposed Nasdaq Global Market symbol	“RYZB.”

The number of shares of our common stock to be outstanding after this offering is based on 140,758,989 shares of common stock outstanding as of December 31, 2021 (which includes 8,954,991 shares of common stock, which are subject to a right of repurchase by us), after giving effect to the conversion of all of our outstanding shares of convertible preferred stock into 115,666,668 shares of common stock in connection with the completion of this offering, and excludes:

•	12,252,746 shares of common stock issuable upon the exercise of outstanding stock options as of December 31, 2021, at a weighted-average exercise price of $0.90 per share;

•	shares of common stock issuable upon the exercise of outstanding stock options granted after December 31, 2021, at a weighted-average exercise price of $ per share;

•

                shares of common stock reserved for future issuance under our 2022 equity incentive plan, or the 2022 Plan, which will become effective upon the execution and delivery of the underwriting agreement for this offering (including shares of common stock reserved for issuance under our 2020 equity incentive plan, as amended, or the 2020 Plan, which shares will be added to the shares reserved under the 2022 Plan upon its effectiveness); and

•

                shares of common stock reserved for future issuance under our 2022 employee stock purchase plan, or the ESPP, which will become effective upon the execution and delivery of the underwriting agreement for this offering.

Unless otherwise indicated, all information contained in this prospectus assumes or gives effect to:

•	the conversion of all our outstanding shares of convertible preferred stock as of December 31, 2021, into an aggregate of shares of common stock in connection with the completion of this offering;

•	no exercise by the underwriters of their option to purchase up to additional shares of our common stock;

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the completion of this offering;

•	no exercise of the outstanding options described above subsequent to December 31, 2021;

•	no repurchases of shares of common stock by us subsequent to December 31, 2021;

•	a one-for-two forward stock split of our common stock effected on June 24, 2020; and

•	a 1-for- reverse stock split of our common stock to be effected prior to the completion of this offering.

Summary financial data

The following tables set forth a summary of our financial data as of, and for the periods ended on, the dates indicated. The following summary statements of operations data for the period January 2, 2020 (inception) through December 31, 2020 and the year ended December 31, 2021 and the summary balance sheet data as of December 31, 2021 are derived from our audited financial statements appearing elsewhere in this prospectus. You should read the following summary financial data together with our financial statements and related notes appearing elsewhere in this prospectus and the information in “Management’s discussion and analysis of financial condition and results of operations.” Our historical results are not necessarily indicative of the results that should be expected in any future period.

	Period from January 2, 2020 (inception) to December 31,	Year ended December 31,
(in thousands, except share and per share data)	2020	2021

Statement of Operations Data:

Operating expenses:
Research and development	$5,841	$
General and administrative	1,080

Total operating expenses	6,921

Loss from operations	(6,921)
Interest income	5

Net loss	$(6,916)	$

Net loss per share, basic and diluted(1)	$(1.26)	$

Weighted-average shares of common stock outstanding, basic and diluted(1)	5,473,552

Pro forma net loss per share, basic and diluted (unaudited)(2)		$

Pro forma weighted-average shares of common stock outstanding, basic and diluted (unaudited)(2)

(1)	See Note 1 to our financial statements appearing elsewhere in this prospectus for an explanation of the method used to calculate the basic and diluted net loss per common share and the number of shares used in the computation of the per share amounts.

(2)	The calculations for the unaudited pro forma net loss per common share, basic and diluted, assume the conversion of all our outstanding shares of convertible preferred stock into 115,666,668 shares of our common stock, as if the conversion had occurred at the beginning of the period presented.

As of December 31, 2021
(in thousands)	Actual	Pro forma(1)	Pro forma as adjusted(2)(3)
(unaudited)

Balance Sheet Data:
Cash, cash equivalents and short-term investments	$	$	$
Working capital(4)
Total assets
Convertible preferred stock
Accumulated deficit
Total stockholders’ equity (deficit)

(1)	Pro forma amounts reflect the conversion of all our outstanding shares of convertible preferred stock into an aggregate of 115,666,668 shares of our common stock and the related reclassification of the carrying value of the convertible preferred stock to permanent equity in connection with the completion of this offering.

(2)	Pro forma as adjusted amounts reflect the pro forma adjustments described in footnote (1) above, as well as the sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of the prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)	Each $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) each of cash, cash equivalents and short-term investments, working capital, total assets and total stockholders’ equity by $ , assuming the number of shares offered by us as stated on the cover page of this prospectus remain unchanged and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a one million share increase (decrease) in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) each of cash, cash equivalents and short-term investments, working capital, total assets and total stockholders’ equity by $ , assuming the assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus) remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(4)	Working capital is defined as current assets less current liabilities. See our financial statements and the related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

Risk factors

Investing in shares of our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, as well as the other information in this prospectus, including our financial statements and the related notes appearing elsewhere in this prospectus and the sections of this prospectus titled “Special note regarding forward-looking statements” and “Management’s discussion and analysis of financial condition and results of operations,” before you make an investment decision. The risks described below are not the only risks that we face. Many of the following risks and uncertainties are, and will be, exacerbated by the COVID-19 pandemic and any worsening of the global business and economic environment as a result. The occurrence of any of the following risks, or of additional risks and uncertainties not presently known to us or that we currently believe to be immaterial, could materially and adversely affect our business, financial condition, results of operations and prospects. As a result, the market price of shares of our common stock could decline, and you may lose all or part of your investment in our common stock.

Risks related to our limited operating history, financial condition and need for additional capital

Our limited operating history may make it difficult for you to evaluate our prospects and likelihood of success.

We are a clinical-stage precision oncology company with a limited operating history upon which you can evaluate our business and prospects. Since our inception in January 2020, we have devoted substantially all our resources and efforts to building our organization, developing our TRP platform, identifying and developing potential drug candidates, executing preclinical studies and preparing for clinical trials, acquiring technology, organizing and staffing our company, business planning, establishing and securing our intellectual property portfolio, raising capital, and providing general and administrative support for these operations. In December 2021, we filed our first IND for our lead program, RYZ101, and received a Study May Proceed letter from the FDA in January 2022. We have commenced a Phase I clinical trial, but we have not yet demonstrated our ability to successfully complete any clinical trials, obtain regulatory approvals, manufacture a commercial scale drug, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful drug commercialization. Additionally, we expect our financial condition and operating results to continue to fluctuate significantly from period to period due to a variety of factors, many of which are beyond our control. Such factors include, among other things, the timing of, cost of, and level of investment in, research, development, and commercialization activities, which could vary over time. Consequently, any predictions you may make about our future success or viability may not be as accurate as they could be if we had a longer operating history.

In addition, as a young business, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. We will need to transition at some point from a company with a research and development focus to a company capable of supporting commercial activities. We may not be successful in such a transition.

We are a clinical-stage precision oncology company and have incurred significant losses since our inception, and we expect to incur losses for the foreseeable future. We have no drugs approved for commercial sale and may never achieve or maintain profitability.

Pharmaceutical drug development is a highly speculative undertaking and involves a substantial degree of risk. We have never generated any revenue from drug sales. We have not obtained regulatory approvals for any drugs. We have incurred significant losses since inception, have not generated any revenue from drug sales, and have financed our operations principally through equity financings. We expect that it will be several years, if ever, before we have a commercialized drug and generate revenue from drug sales. Our net losses were $6.9 million for the period of January 2, 2020 (inception) through December 31, 2020, and $                 for the year ended December 31, 2021. As of December 31, 2021, we had an accumulated deficit of $                . We expect our expenses and operating losses will continue to increase substantially for the foreseeable future as we expand our research and development efforts, expand the capabilities of our TRP platform, identify drug candidates, complete preclinical studies and clinical trials, seek regulatory approval and commercialize drug candidates, and operate as a public company. We anticipate that our expenses will increase substantially as we:

•	continue to advance our TRP platform;

•	expand clinical activities of our lead program, RYZ101;

•	continue preclinical activities for our other programs;

•	continue to expand our pipeline of drug candidates;

•	commence clinical development of additional drug candidates;

•	scale up our supply of radioisotopes, including Ac225 and Lu177;

•	establish our manufacturing capability, including developing our contract development and manufacturing organization relationships and building our internal manufacturing facilities;

•	acquire and license technologies aligned with our TRP platform;

•	seek regulatory approval of drug candidates that successfully complete clinical development;

•	expand our operational, financial, and management systems and increase personnel, including personnel to support our preclinical and clinical development, manufacturing, and commercialization efforts;

•	continue to develop, perfect, and defend our intellectual property portfolio;

•	enter into third-party agreements, including for the conduct of clinical trials; and

•	incur additional legal, accounting, or other expenses in operating our business, including the additional costs associated with operating as a public company.

To become and remain profitable, we must succeed in identifying and developing drug candidates and obtaining regulatory approval, and then eventually commercialize drugs that generate significant revenue. This will require us to be successful in a range of challenging activities, including completing preclinical studies and clinical trials of drug candidates, continuing to discover and develop additional drug candidates, obtaining regulatory approval for any drug candidates that successfully complete clinical trials, securing a reliable supply of materials, including radioactive materials, necessary for our drug candidates, accessing manufacturing capacity, establishing marketing capabilities, and commercializing any drugs for which we may obtain regulatory approval. We may never succeed in any or all of these activities and, even if we do, we may never generate revenue that is sufficient to achieve profitability. Even if we do achieve profitability, we may not be able to sustain profitability or meet our or outside expectations for our profitability. If we are unable to achieve or sustain profitability or to meet outside expectations for our profitability, the value of our shares of common stock could be materially adversely affected.

Because of the numerous risks and uncertainties associated with pharmaceutical drugs, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. If we are required by the U.S. Food and Drug Administration, or FDA, or comparable foreign regulatory authorities to perform studies or clinical trials in addition to those we currently anticipate, or if there are any delays in commencing or completing our clinical trials or the development of any drug candidates, our expenses could increase and commercial revenue could be further delayed and more uncertain, which will have a material adverse impact on our business. In addition, as a business with a limited operating history, we may encounter unforeseen expenses, difficulties, complications, delays, and other known and unknown factors, such as the COVID-19 pandemic. We will need to transition from a company with a research and development focus to a company capable of supporting late-stage development and commercial activities. We may not be successful in such a transition.

Even if this offering is successful, we will require additional funding to finance operations. If we are unable to raise capital when needed, or on acceptable terms, we would be forced to delay, reduce, or eliminate our research and drug candidate development programs.

Developing pharmaceutical drugs, including conducting preclinical studies and clinical trials, is a very time-consuming, capital-expensive, and uncertain process that takes years to complete. We are currently advancing RYZ101 through early clinical development and evaluating multiple potential development candidates in preclinical studies in several potential indications. We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we continue the research and development of, advance the preclinical and clinical activities of, and seek regulatory approval for, RYZ101. In addition, if we obtain regulatory approval for RYZ101, we expect to incur significant commercialization expenses related to sales, marketing, drug manufacturing and distribution to the extent that such sales, marketing, drug manufacturing and distribution are not the responsibility of our collaborators. We may also need to raise additional funds sooner if we choose to pursue additional indications and/or geographies for RYZ101 or any of our future drug candidates or otherwise expand more rapidly than we presently anticipate.

Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we will be forced to delay, reduce, or eliminate programs, and may be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition, results of operations and prospects.

As of December 31, 2021, we had $                 in cash, cash equivalents and short-term investments. Based on our current business plans, we believe that the net proceeds from this offering, together with our existing cash, cash equivalents and short-term investments, will be sufficient to fund our operating expenses and capital expenditure requirements for at least the next 12 months following the date of this prospectus. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect, requiring us to seek additional funds sooner than planned, through public or private equity or debt financings or other sources, such as strategic collaborations. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. Attempting to secure additional financing may divert our management from our day-to-day activities.

Our future capital requirements will depend on, and could increase significantly because of many factors including:

•	the scope, progress, results and costs of clinical development of RYZ101;

•	the scope, progress, results and costs of drug discovery, preclinical development and planned clinical trials for our future drug candidates;

•	the scope, prioritization and number of our research and development programs;

•	the costs, timing and outcome of regulatory review of RYZ101 and future drug candidates;

•	the cost and availability of sufficient supply of radioisotopes, including Ac225 and Lu177, among others;

•	the costs and timing of the construction of our manufacturing facility, or securing manufacturing arrangements for commercial production;

•	the achievement of milestones or occurrence of other developments that trigger payments by us under any current or future collaboration agreements;

•	our ability to establish and maintain additional collaborations on favorable terms, if at all;

•	the emergence of competing therapies for oncology indications and other adverse market developments;

•

the costs of preparing, filing and prosecuting patent applications, obtaining, maintaining, protecting, defending and enforcing our intellectual property rights and defending intellectual property-related claims;

•	additional expenses attributable to adjusting our development plans (including any supply-related matters) in response to the COVID-19 pandemic;

•	the extent to which we acquire or in-license other drug candidates and technologies; and

•	the costs of establishing or contracting for sales and marketing capabilities if we obtain regulatory clearances to market RYZ101 or any future drug candidates.

Identifying potential future drug candidates and conducting preclinical studies and clinical trials is a time-consuming, expensive, and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain regulatory approval and achieve drug sales. In addition, our future drug candidates, if approved, may not achieve commercial success. Our commercial revenue, if any, will be derived from sales of drugs that we do not expect to be commercially available for many years, if at all. Accordingly, we will need to continue to rely on additional funding to achieve our business objectives.

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our future drug candidates. Disruptions in the financial markets in general may make equity and debt financing more difficult to obtain and may have a material adverse effect on our ability to meet our fundraising needs. We cannot guarantee that future financing will be available in sufficient amounts or on terms favorable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of our stockholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our shares to decline. The sale of additional equity or convertible securities would dilute all our stockholders. The incurrence of indebtedness would result in increased fixed payment obligations, and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborators or otherwise at an earlier stage than otherwise would be desirable and we may be required to relinquish rights to some of our technologies or future drug candidates or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, financial condition, results of operations, and prospects.

Our quarterly operating results may fluctuate significantly or may fall below the expectations of investors or securities analysts, each of which may cause our stock price to fluctuate or decline.

We expect our operating results to be subject to quarterly fluctuations. Our net loss and other operating results will be affected by numerous factors, including:

•	timing and variations in the level of expense related to the current or future development of our programs;

•	timing and status of enrollment for our clinical trials;

•	impacts from the COVID-19 pandemic on us or third parties with which we engage;

•	results of clinical trials, or the addition or termination of clinical trials or funding support by us or potential future partners;

•

timing of any milestone payments or other payment obligations to be paid by us pursuant to existing supply agreements, licenses or collaborations, including those agreements with Niowave, Inc., Nimble Therapeutics, Inc., Blaze Bioscience, Inc. and PeptiDream, Inc.;

•	timing of any milestone payments or other payments to be received by us pursuant to our license agreement with Ablaze Pharmaceuticals Inc.;

•

our execution of any collaboration, licensing or similar arrangements, and the timing of payments we may make or receive under potential future arrangements or the termination or modification of any such potential future arrangements;

•	any intellectual property infringement, misappropriation or violation lawsuit or opposition, interference or cancellation proceeding in which we may become involved;

•	additions and departures of key personnel;

•	strategic decisions, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	if any drug candidate we may develop receives regulatory approval, the timing and terms of such approval and market acceptance and demand for such drug candidates;

•

the timing and cost to establish a sales, marketing and distribution infrastructure to commercialize any drugs for which we may obtain regulatory approval and intend to commercialize on our own or jointly with current or future collaborators;

•	regulatory developments affecting RYZ101 or any future drug candidates or those of our competitors; and

•	changes in general market and economic conditions.

If our quarterly operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Furthermore, any quarterly fluctuations in our operating results may, in turn, cause the price of our stock to fluctuate substantially. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

Risks related to our business and development of our drug candidates

Preclinical and clinical drug development is a lengthy and expensive process with uncertain timelines and uncertain outcomes. If preclinical studies or clinical trials of a drug candidate are prolonged or delayed, we may be unable to obtain required regulatory approvals, and therefore be unable to commercialize RYZ101 or any of our future drug candidates on a timely basis or at all.

Our programs are in the early clinical, preclinical development, and research stages. Preclinical studies and clinical trials are expensive and can take many years to complete, and their outcomes are inherently uncertain. Failure can occur at any time during this process, and, across the industry, a small number of programs advance from the research and development stage into clinical development. Drug candidates in later stages of clinical trials may fail to produce the same results or to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. Our future clinical trial results may not be successful.

While we plan to submit an IND for RYZ101 in SCLC in mid-2022, and after that, for our future drug candidates, we may not be able to file such INDs on the timelines we expect. For example, we may experience supply or manufacturing delays or other delays with IND-enabling preclinical studies. Moreover, we cannot be sure that submission of an IND will result in the FDA allowing clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate clinical trials. Additionally, even if such regulatory authorities agree with the design and implementation of the clinical trials set forth in an IND, we cannot guarantee that such regulatory authorities will not change their requirements in the future. We also cannot predict that approval of an IND or similar application by the FDA or comparable regulatory authority will result in approval of similar applications to conduct clinical trials by comparable foreign regulatory authorities. These considerations also apply to new clinical trials we may submit as amendments to existing INDs. We do not know whether planned clinical trials will begin on time, need to be redesigned, enroll patients on time, or be completed on schedule, if at all.

Clinical trials can be delayed, suspended, or terminated for a variety of reasons, including the following:

•	delays in or failure to obtain regulatory authorization to commence a trial;

•	delays in or failure to obtain institutional review board, or IRB, approval at each site;

•

delays in or failure to reach agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	difficulty in recruiting clinical trial investigators of appropriate competencies and experience;

•	delays in establishing the appropriate dosage levels in clinical trials;

•

delays in or failure to recruit and enroll suitable patients to participate in a trial, particularly given the low prevalence of certain of the indications we are exploring, as well as inclusion and exclusion criteria and patients’ prior lines of therapy and treatment;

•	lower than anticipated retention rates of patients in clinical trials;

•	failure to have patients complete a trial or return for post-treatment follow-up;

•	clinical sites deviating from trial protocol or dropping out of a trial;

•	delays adding new investigators or clinical trial sites;

•	our third-party research contractors failing to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

•	changes in regulatory requirements, policies, and guidelines;

•	our ability to obtain sufficient radioactive supplies, and to manufacture and deliver sufficient quantities of a drug candidate for use in clinical trials;

•	the quality or stability of a drug candidate falling below acceptable standards;

•	changes in the treatment landscape for our target indications in oncology that may make RYZ101 or any of our future drug candidates no longer relevant;

•	third-party actions claiming infringement by our future drug candidates in clinical trials outside the United States and obtaining injunctions interfering with our progress; and

•	business interruptions resulting from geo-political actions, including war and terrorism, natural disasters including earthquakes, typhoons, floods, and fires, or disease.

Moreover, clinical trials must be conducted in accordance with the FDA and comparable foreign regulatory authorities’ legal requirements, regulations, or guidelines, and are subject to oversight by these governmental agencies and IRBs or ethics committees at the medical institutions where the clinical trials are conducted. Safety or tolerability concerns could cause us or regulatory authorities, as applicable, to suspend or terminate a trial if it is found that the participants are being exposed to unacceptable health risks, undesirable side effects, or other unfavorable characteristics of the drug candidate, or if such undesirable effects or risks are found to be caused by a chemically or mechanistically similar therapeutic or therapeutic candidate. We could encounter delays if a clinical trial is suspended or terminated by us, by the IRBs or ethics committees of the institutions in which such trials are being conducted, by the data review committee or data safety monitoring board for such trial or by the FDA, or comparable foreign regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or comparable foreign regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions, or lack of adequate funding to continue the clinical trial.

Furthermore, we intend to rely on CMOs for the proper and timely manufacturing of our drug candidates, as well as CROs and clinical trial sites to ensure the proper and timely conduct of our clinical trials. While we intend to have agreements governing their committed activities, we will have limited influence over their actual performance. We will depend on CMOs to produce our drug candidates in accordance with current good manufacturing practice, or cGMP, requirements. We will also be reliant on medical institutions and CROs to conduct our clinical trials in compliance with good clinical practice, or GCP, requirements. To the extent our CMOs fail to comply with cGMP or to perform their manufacturing obligations in a timely manner, or our CROs fail to enroll participants for our clinical trials, fail to conduct the study in accordance with GCP, or are delayed for a significant time in the execution of trials, including achieving full enrollment, we may be affected by increased costs, program delays, or both, which may harm our business.

Moreover, clinical trials that are conducted in countries outside the United States may subject us to further delays and expenses because of increased shipment and distribution costs, additional regulatory requirements, and the engagement of non-U.S. CROs, as well as expose us to risks associated with clinical investigators who are unknown to the FDA, and different standards of diagnosis, screening, and medical care. The FDA may decline to accept the data we obtain from these clinical studies in support of an IND or an NDA, in the United States, which may require us to repeat or conduct additional preclinical studies or clinical trials that we did not anticipate in the United States, and therefore we may be unable to commercialize RYZ101 or any of our future drug candidates on a timely basis or at all.

If we experience delays in the completion of, or termination of, any clinical trial, the commercial prospects of RYZ101 or any of our future drug candidates will be harmed, and our ability to generate revenue from sales of any drugs will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down our development and approval process, and jeopardize our ability to commence drug sales and generate revenue. Significant clinical trial delays could also allow our competitors to bring drugs to market before we do or shorten any periods during which we have the exclusive right to commercialize our drug candidates and impair our ability to commercialize our drug candidates and may harm our business, financial condition, results of operations and prospects.

Our clinical trials may fail to demonstrate substantial evidence of the safety and efficacy of RYZ101 or any of our future drug candidates, which would prevent or delay or limit the scope of regulatory approval and commercialization.

To obtain the requisite regulatory approvals to market and sell RYZ101 or any of our future drug candidates, we must demonstrate through clinical trials that such drug candidates are safe and effective for use in each targeted indication. Most drug candidates that begin clinical trials are never approved by regulatory authorities for commercialization. We do not have data to fully anticipate possible side effects of RYZ101, however clinical experience from one academic medical group observed that Ac225 DOTATATE, the same active ingredient as RYZ101, was generally well tolerated. Unforeseen side effects could arise either during clinical development or, if such side effects are more rare, after our drugs have been approved by regulatory authorities and the approved drug has been marketed, resulting in the exposure of additional patients than if such side effect had arisen during a clinical trial. Furthermore, assessments of the long-term safety of targeted alpha emitting isotope therapies in humans have been limited, and there may be long-term effects from treatment with RYZ101 or any of our future drug candidates that we cannot predict at this time. Although results from the one academic medical group are promising with respect to the utility of Ac225 in the treatment of GEP-NETs, we have not demonstrated that RYZ101 is safe in humans. Further, we may be unable to establish clinical endpoints that applicable regulatory authorities would consider clinically meaningful, and a clinical trial can fail at any stage of testing.

Clinical trials that we conduct may not demonstrate the efficacy and safety necessary to obtain regulatory approval to market RYZ101 or any of our future drug candidates. In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same drug candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the clinical trial protocols, and the rate of dropout among clinical trial participants. Additionally, our RYZ101 Phase 1 trial is open-label, meaning both the patient and investigator know whether the patient is receiving the investigational drug candidate. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect, as patients in open-label clinical trials are aware when they are receiving treatment. In addition, open-label clinical trials may be subject to an “investigator bias” where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge. Therefore, it is possible that positive results observed in an open-label trial would not be replicated in a controlled trial. Moreover, if unacceptable toxicities, undesirable side effects or adverse drug-drug interactions arise in the development of RYZ101 or any of our future drug candidates alone or in combination with other therapies, we could suspend or terminate or trials, or the FDA or comparable foreign regulatory authorities could order us to cease clinical trials, deny approval of the drug candidate for any or all targeted indications or require a more restrictive label. If the results of our RYZ101 Phase 1 trial, or any future clinical trials are inconclusive with respect to the efficacy of drug candidates, if we do not meet the clinical endpoints with statistical and clinically meaningful significance, if there are safety concerns associated with RYZ101 or any of our future drug candidates, or if the results observed cannot be replicated, we may be delayed in obtaining regulatory approval, if at all. Additionally, any safety concerns observed in our clinical trials, or in the clinical experience of others investigating similar drugs or modalities could impact our prospects for regulatory approval in those and other indications.

Even if the trials are successfully completed, clinical data is often susceptible to varying interpretations and analyses, and we cannot guarantee that the FDA or comparable foreign regulatory authorities will interpret the results as we do, and more trials could be required before we submit any future NDA. We cannot guarantee that the FDA or comparable foreign regulatory authorities will view RYZ101 or our future drug candidates as having efficacy even if positive results are observed in clinical trials. Moreover, results acceptable to support approval in one jurisdiction may be deemed inadequate by another regulatory authority to support regulatory approval in that other jurisdiction. To the extent that the results of the clinical trials are not satisfactory to the FDA or comparable foreign regulatory authorities for support of a regulatory application, approval of RYZ101 or any of our future drug candidates may be significantly delayed, or we may be required to expend significant additional resources, which may not be available to us, to conduct additional development work. Even if regulatory approval is secured for a drug candidate, the terms of such approval may limit the scope and use of the specific drug candidate, which may also limit its commercial potential.

We may be required, or choose to, develop and seek approval for diagnostic imaging agents in connection with certain targets we plan to pursue.

In connection with certain targets for which we are developing drug candidates, we may be required, or choose to, develop diagnostic imaging agents that would help inform whether a particular patient’s disease condition is appropriate for treatment with our drug candidate. We may not be successful in developing an appropriate diagnostic imaging agent or its development may cause a delay or result in expenditure of more funds than we currently anticipate. In addition, the development of a diagnostic imaging agent will likely be subject to FDA review and approval, which may be delayed or not obtained, or require additional development and testing following FDA or foreign regulatory review. Failure to successfully develop and obtain regulatory approval for a diagnostic imaging agent may delay FDA or foreign regulatory approval of a drug candidate and delay or adversely affect commercialization of that drug candidate approved by the FDA or foreign regulatory authority.

Our approach to the discovery and development of drug candidates based on our TRP platform technology represents a novel approach to radiation therapy, which creates significant and potentially unpredictable challenges for us.

Our future success depends on the successful development of our drug candidates, which are designed to treat advanced solid tumors using our TRP drug candidates, representing a novel approach to radiation therapy. While radiation as a therapy for cancers has existed for decades, oncology treatment using systemic delivery of targeted radiopharmaceuticals in general, and alpha emitting isotopes specifically, is relatively new. Only one alpha emitting isotope therapy, Xofigo, has been approved in the United States or the European Union and only a limited number of clinical trials of drugs based on alpha emitting isotope therapies have commenced. As such, it is difficult to accurately predict the developmental challenges we may incur for our drug candidates as they proceed through drug discovery or identification, preclinical studies, and clinical trials. In addition, beyond the limited universe of patients treated with Xofigo, assessments of the long-term safety of targeted alpha emitting isotope therapies in humans have been limited, and there may be long-term effects from treatment with RYZ101, or any of our future drug candidates that we cannot predict at this time.

Even beta emitting isotopes have had limited success. It is difficult for us to predict the time and cost of the development of our drug candidates, and we cannot predict whether the application of our technology, or any similar or competitive technologies, will result in the identification, development, and regulatory approval of any drugs. There can be no assurance that any development problems we experience in the future related to our technology or any of our research programs will not cause significant delays or unanticipated costs, or that such development problems can be solved at all. Any of these factors may prevent us from completing our preclinical studies and clinical trials that we may initiate or commercializing any drug candidates we may develop on a timely or profitable basis, if at all.

In addition, the success of our TRPs, including RYZ101, will depend on a number of factors, including the following:

•	sourcing clinical and, if approved for commercial sale, commercial supplies for the radioactive materials used to manufacture our drug candidates;

•	establishing manufacturing capabilities to produce adequate amounts of our drug candidates;

•	securing reliable transport for our drug candidates given that isotope stability times are limited once a molecule has been bound;

•	utilizing imaging analogues or other companion diagnostics to visualize tumor uptake in advance of administering our drug candidates, which may increase the risk of adverse side effects;

•	educating medical personnel regarding the potential side effect profile of our drug candidates;

•	facilitating patient access to the limited number of facilities able to administer our drug candidates, if approved;

•	using medicines to manage adverse side effects of our drug candidates that may not adequately control the side effects or that may have detrimental impacts on the efficacy of the treatment; and

•	establishing sales and marketing capabilities, potentially in advance of, obtaining any regulatory approval to gain market acceptance of a novel therapy.

Results of preclinical studies and early-stage clinical trials may not be predictive of the results of future preclinical studies or clinical trials, and previous clinical experiences involving Ac225 may not be transferrable to RYZ101.

Success in preclinical studies does not ensure that later preclinical studies or clinical trials will be successful. Several companies in the biotechnology industry have suffered significant setbacks in clinical trials, even after positive results in preclinical and earlier clinical trials. These setbacks have been caused by, among other things, negative preclinical findings identified after clinical trials have already commenced and safety or efficacy observations made in clinical trials, including previously unanticipated adverse events. We cannot predict if the FDA or comparable foreign regulatory authority will consider the data from our preclinical studies sufficient to support approval of an IND or similar application. In addition, preclinical data is often susceptible to varying interpretations and analyses, which could require us to repeat or conduct additional preclinical studies. Notwithstanding any potential promising results in earlier studies, we cannot be certain that we will not face similar setbacks. In addition, the results of our preclinical animal studies, may not be predictive of the results of outcomes in subsequent clinical trials on human subjects. Drug candidates in clinical trials may fail to show the desired pharmacological properties or safety and efficacy traits despite having progressed through preclinical studies.

Likewise, the results of any early-stage clinical trials, including for RYZ101, may not be predictive of the results of the later-stage clinical trials, which tend to be substantially larger. In addition, our development of RYZ101 was supported by existing clinical data involving the use of Ac225 DOTATATE to treat GEP-NETs, which was generated by an academic nuclear medicine group whose formulation of the drug product is not the same as RYZ101 and whose data were not generated in a clinical trial. Although the clinical experience of the academic nuclear medicine group is promising, the full data set has not been published or peer reviewed. The results of our Phase 1 trial of RYZ101 may differ materially from such previous experience or other clinical anecdotes involving the use of Ac225 for the treatment of GEP-NETs. Moreover, regulatory authorities may not allow us to rely upon these prior findings involving Ac225 DOTATATE, and may in turn require us to conduct additional studies to evaluate the safety and/or efficacy of RYZ101.

If we fail to receive positive results in preclinical studies or early-stage clinical trials, or those results are not replicated in later-stage clinical trials of any drug candidate, the development timeline and regulatory approval and commercialization prospects for that drug candidate, and, correspondingly, our business, financial condition, results of operations and prospects, would be harmed.

Due to the radioactive nature of RYZ101 and our future drug candidates, once manufactured, our drug candidates will have time-limited stability, and as a result, we may encounter difficulties with fulfilment and logistics.

Our RYZ101 formulation is designed to provide for 120 hours of stability following radiolabeling, meaning that the patient must intravenously receive RYZ101 within 120 hours of its radiolabeling. As such, RYZ101 must be manufactured on an as-needed basis, and shipped almost immediately thereafter. Because RYZ101 cannot be “stock-piled” and stored for even a small amount of days ahead of shipment, we or our third party manufacturer must be able to manufacture RYZ101 on a rolling basis, and any kind of delays, even if seemingly insignificant, could result in an immediate and substantial impact on our ability to deliver RYZ101 to patients. Any significant delays in delivering RYZ101 to patients could damage our reputation and result in deviations from our Phase 1 clinical trial protocol, which in turn could affect our ability to advance the clinical development of RYZ101 or any future drug candidate on a timely basis, or at all. In addition, although we are building our own manufacturing facility, we do not currently maintain a manufacturing facility, and therefore we currently rely on our third-party manufacturer for the production of RYZ101 in connection with our ongoing Phase 1 clinical trial. We cannot be sure that such manufacturer will be able to meet our demand for RYZ101 on a timely basis.

In addition, once manufactured, RYZ101 must be quickly and safely transported to the applicable clinical trial site. As we scale our operations and prepare for larger clinical trials, and potential commercialization, we will need to scale our shipping abilities. Labor disputes, government restrictions, work stoppages, pandemics, derailments, damage or loss events, adverse weather conditions, other environmental events beyond our control could interrupt or delay transportation, which could result in the loss or damage of RYZ101, and any future drug candidate with similar stabilization restrictions. We do not currently carry insurance to cover loss or damage to supplies in transit.

If we or our manufacturers are unable to meet the challenges posed by the time-limitations inherent in the composition of RYZ101 or any of our future drug candidates, it would adversely affect our business, financial condition, results of operations and prospects.

Our business is highly dependent on our lead drug candidate, RYZ101, as our lead investigational TRP asset, and we must complete clinical trials before we can seek regulatory approval and begin commercialization of this or any of our future drug candidates. If we are unable to obtain regulatory approval for, and successfully commercialize, RYZ101, our business may be materially harmed, and such failure may affect our other future drug candidates.

The process for obtaining marketing approval for any drug candidate, including RYZ101 is very long and risky and there will be significant challenges for us to address to obtain marketing approval as planned, if at all. There is no guarantee that the results obtained in our Phase 1 clinical trial of RYZ101 or future clinical trials will be sufficient to obtain regulatory approval. In particular, we plan to discuss with the FDA whether a registrational clinical trial could be done following our Phase 1 trial in refractory GEP-NETs. If we are able to proceed directly to a Phase 3 trial, it would accelerate our clinical development plans, but there is no guarantee the FDA will permit such activities. Even if we are permitted to proceed directly to a Phase 3 trial, there is no guarantee that the results of such trial would be sufficient to obtain regulatory approval. Furthermore, success in an early stage trial does not necessarily mean a later stage trial will be successful. In addition, because our lead drug candidate is our most advanced drug candidate, and because we expect our future drug candidates to be based on similar technology, if RYZ101 encounters safety or efficacy problems, developmental delays, regulatory issues, or other problems, our development plans and business related to those other future drug candidates could be significantly harmed. Further, competitors who are developing drugs with similar technology may experience problems with their drugs that could identify problems that would potentially harm our business.

If we are unable to successfully identify, develop, and commercialize any drug candidates, or experience significant delays in doing so, our business, financial condition, results of operations and prospects will be materially adversely affected.

The success of our business depends upon our ability to identify, develop, and commercialize targeted radiopharmaceuticals across a range of oncology indications. To date, we have only identified one development candidate, RYZ101, and we expect to identity a second development candidate in mid-2022. Our research programs may initially show promise in identifying potential drug candidates yet fail to yield drug candidates for clinical development for several reasons. We may be forced to abandon our development efforts for a program or programs, which would have a material adverse effect on our business and could potentially cause us to cease operations. Research programs to identify new drug candidates require substantial technical, financial, and human resources. We may focus our efforts and resources on potential programs or drug candidates that ultimately prove to be unsuccessful.

The successful development of any drug candidate will depend on a number of factors, including the following:

•	successful and timely completion of preclinical studies and clinical trials for which the FDA, or any comparable foreign regulatory authority, agree with the design, endpoints, or implementation;

•	sufficiency of our financial and other resources to complete the necessary preclinical studies and clinical trials;

•	ability to obtain sufficient supply of radioisotopes on commercially reasonable terms, if at all;

•	receiving regulatory approvals or authorizations for conducting clinical trials;

•	initiation and successful patient enrollment in, and completion of, clinical trials on a timely basis;

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our ability to demonstrate to the satisfaction of the FDA or any comparable foreign regulatory authority that the applicable drug candidate is safe and efficacious as a treatment for our targeted indications;

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our ability to demonstrate to the satisfaction of the FDA or any comparable foreign regulatory authority that the applicable drug candidate’s risk-benefit ratio for its proposed indication is acceptable;

•	timely receipt of approvals for drug candidates from applicable regulatory authorities;

•	addressing any potential interruptions or delays resulting from factors related to the COVID-19 pandemic, including potential delays in patient enrollment for clinical trials;

•	the extent of any required post-regulatory approval commitments to applicable regulatory authorities; and

•

establishing, scaling up and scaling out, either alone or with third-party manufacturers, manufacturing capabilities for our clinical trials and commercial manufacturing, if RYZ101 or any of our future drug candidates are approved.

If we are not successful with respect to one or more of the foregoing matters, in a timely manner or at all, we could experience significant delays or an inability to successfully develop and commercialize drug candidates, which would materially adversely affect our business, financial condition, results of operations and prospects.

We may not be successful in our efforts to identify or discover potential drug candidates.

The success of our business depends primarily upon our ability to identify, develop, and commercialize small molecule therapies across a range of oncology indications. To date, we have only identified one development candidate, RYZ101, and we expect to identity a second development candidate in mid-2022. Our research programs may initially show promise in identifying potential drug candidates, yet fail to yield additional drug candidates for clinical development for several reasons, including:

•	our research methodology or that of our collaboration partners may be unsuccessful in identifying potential drug candidates;

•	potential drug candidates may be shown to have harmful side effects or may have other characteristics that may make the drugs unmarketable or unlikely to receive regulatory approval;

•	it may be too difficult to obtain relevant radioactive supplies for a given construct on acceptable terms, or at all; or

•	our collaboration partners may change their development profiles for potential drug candidates or abandon a therapeutic area.

If any of these events occur, we may be forced to abandon our development efforts for a program or programs, which would have a material adverse effect on our business and could potentially cause us to cease operations. Research programs to identify new drug candidates require substantial technical, financial, and human resources. We may focus our efforts and resources on potential programs or drug candidates that ultimately prove to be unsuccessful.

We may expend our limited resources to pursue a particular drug candidate or indication and fail to capitalize on drug candidates or indications that may be more profitable or for which there is a greater likelihood of success.

A key element of our strategy is to apply our TRP platform and program pipeline to address a broad array of targets and new therapeutic areas. The therapeutic discovery activities that we are conducting may not be successful in identifying drug candidates that are useful in treating targets in oncology. Our research programs may be unsuccessful in identifying potential drug candidates, or our potential drug candidates may be shown to have harmful side effects or may have other characteristics that may make the drugs unmarketable or unlikely to receive regulatory approval.

Because we have limited financial and managerial resources, we focus on research programs, therapeutic platforms, and drug candidates that we identify for specific indications. Our resource allocation decisions may cause us to fail to capitalize on viable commercial drugs or profitable market opportunities. Our spending on current and future research and development programs, therapeutic platforms, and drug candidates for specific indications may not yield any commercially viable drugs. If we do not accurately evaluate the commercial potential or target market for a particular drug candidate, we may need to relinquish valuable rights to that drug candidate through collaboration, licensing, or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights.

We face substantial competition, which may result in others discovering, developing, or commercializing drugs before or more successfully than we do.

The development and commercialization of new drugs is highly competitive. We face and will continue to face competition from third parties that use radioisotopes and from companies focused on more traditional therapeutic modalities, such as Novartis AG, or Novartis, and Bayer AG, or Bayer, among others. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection, and establish collaborative arrangements for research, development, manufacturing, and commercialization of new drugs. For example, prior clinical experience in treating 81 patients with GEP-NETs with Ac225 DOTATATE, the same active ingredient as RYZ101, has been presented by an academic nuclear medicine group, and either that group or a third party may attempt to seek commercialization relying in part on that public data.

Competitors in our efforts to develop targeted radionucleotide therapies, include, but are not limited to, Bayer, Novartis, Johnson & Johnson, Actinium Pharmaceuticals, Inc., RadioMedix, Inc., Orano Med, Aktis Oncology, Fusion Pharmaceuticals Inc., ITM Isotope Technologies Munich SE, POINT Biopharma Global Inc., Curie Biopharmaceuticals, Inc., Q BioMed Inc., Progenics Pharmaceuticals, Inc., Y-mAbs Therapeutics, Inc. and Telix Pharmaceuticals Limited. Further, several large biotechnology companies have disclosed preclinical investments in this field. Our competitors will also include companies that are or will be developing other treatment methods as well as therapies for the same indications in oncology that we are targeting. In addition to the competitors we face in developing radiopharmaceuticals, we will also face competition in the indications we expect to pursue with programs. Moreover, many of these indications, including GEP-NETs, already have approved standards of care, which may include more traditional therapeutic modalities. In order to compete effectively with these existing therapies, we will need to demonstrate that our therapies are favorable to existing therapeutics and obtain comparable coverage and reimbursement for our drug candidates.

Many of our current or future competitors have significantly greater financial resources and expertise in research and development, isotope supply chain logistics, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals, obtaining reimbursement for and marketing of approved drugs than we do. Mergers and acquisitions in the biotechnology, pharmaceutical and diagnostic industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize drugs that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any drugs that we or our collaborators may develop. Our competitors also may obtain FDA or other foreign regulatory approval for their drugs more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we or our collaborators are able to enter the market. Even if the drug candidates we may develop in the future achieve regulatory approval, they may be priced at a significant premium over competitive drugs if any have been approved by then, resulting in reduced competitiveness. Moreover, technological advances or drugs developed by our competitors may render our technologies or drug candidates we may develop in the future obsolete, less competitive, or not economical. The key competitive factors affecting the success of RYZ101 and all of our future drug candidates, if approved, are likely to be their efficacy, safety, convenience, price, the level of generic competition and the availability of reimbursement from government and other third-party payors.

The commercial success of our drugs, if approved, will depend upon public perception of radiopharmaceuticals and the degree of their market acceptance by physicians, patients, healthcare payors and others in the medical community.

Adverse events in clinical trials of our drug candidates, or in clinical trials or other studies conducted by others involving similar drugs, which may include the same radioisotopes as our drug candidates, and the resulting negative publicity, as well as any other adverse events in the field of radiopharmaceuticals that may occur in the future, could result in a decrease in demand for RYZ101 and any future drug candidates that we may develop. If public perception is influenced by claims that radiopharmaceuticals or specific therapies within radiopharmaceuticals are unsafe, RYZ101 and any future drug candidates may not be accepted by the general public or the medical community.

In particular, the commercial success of our drugs, if approved, will depend upon, among other things, these drugs gaining and maintaining acceptance by physicians, patients, third-party payors, and other members of the medical community as efficacious and cost-effective alternatives to competing drugs and treatments. If any of our drugs, once approved, do not achieve and maintain an adequate level of acceptance, we may not generate material sales of that drug or be able to successfully commercialize it. For example, in the early 2000s, two antibody-based TRPs, Bexxar (tositumomab) and Zevalin (ibritumomab tiuxetan), were approved to treat CD20 positive lymphomas. Despite positive clinical trial data and FDA approval, neither of these agents were adopted widely. The degree of market acceptance of our drugs, if approved, will depend on a number of factors, including:

•	our ability to provide acceptable evidence of safety and efficacy;

•	the prevalence and severity of any side effects in general, and relative to other treatments;

•	publicity concerning our drugs or competing drugs and treatments;

•	availability, relative cost and relative efficacy of alternative and competing treatments;

•	the ability to offer our drugs for sale at competitive prices;

•	the relative convenience and ease of administration of our drugs and drug candidates;

•	the willingness of the target patient population to try new drugs or drug candidates and of physicians to prescribe these drugs and drug candidates;

•	the strength of marketing and distribution support; and

•	the sufficiency of coverage or reimbursement by third parties.

We depend on enrollment and retention of patients in our clinical trials. If we experience delays or difficulties enrolling or retaining patients in our clinical trials, our research and development efforts and business, financial condition, results of operations and prospects could be materially adversely affected.

Successful and timely completion of clinical trials will require that we enroll and retain a sufficient number of patient candidates. Any clinical trials we conduct may be subject to delays for a variety of reasons, including as a result of patient enrollment taking longer than anticipated, patient withdrawal, or adverse events. These types of developments could cause us to delay the trial or halt further development.

Our clinical trials will compete with other clinical trials that are in the same therapeutic areas as our drug candidates, and this competition reduces the number and types of patients available to us, as some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. Because the number of qualified clinical investigators and clinical trial sites is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials at such clinical trial sites.

Moreover, the initial indication we are pursuing for RYZ101 is patients with GEP-NETs refractory to Lu177 SSA treatment. While we believe the number of potential patients is increasing, that belief could prove to be wrong, and the number of eligible patients to enroll in our clinical trial may become even more limited, and delays enrolling such patients could extend development timelines or increase costs for our clinical trial.

Enrollment may also depend in part on the medical community and public’s perception of our drug candidates or those of our competitors. Adverse events in our preclinical studies or clinical trials or those of our competitors or of academic researchers or other clinicians utilizing similar technologies, even if not ultimately attributable to drug candidates we may discover and develop, and the resulting publicity could result in unfavorable public perception and adversely impact our ability to enroll clinical trials.

Delays in the completion of any clinical trial of RYZ101 or our future drug candidates will increase our costs, slow down the development and approval process, and delay or potentially jeopardize our ability to commence drug sales and generate revenue. In addition, some of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of RYZ101 or any future drug candidates.

Since the number of patients that we plan to enroll in our Phase 1 trial of RYZ101 is small, the results from such clinical trial, once completed, may be less reliable than results achieved in larger clinical trials, which may hinder our efforts to obtain regulatory approval.

In our Phase 1 clinical trial of RYZ101, we are evaluating the safety and tolerability of RYZ101 in patients with refractory GEP-NETs. We plan to enroll up to 18 patients across three cohorts. The preliminary results of clinical trials with smaller sample sizes, such as our Phase 1 trial, can be disproportionately influenced by various biases associated with the conduct of small clinical trials, such as the potential failure of the smaller sample size to accurately depict the features of the broader patient population, which limits the ability to generalize the results across a broader community, thus making the clinical trial results less reliable than clinical trials with a larger number of patients. In addition, our trial design, together with the small sample size, may not allow us to enroll a sufficient number of patients with tumor types most likely to respond to our treatment. As a result, there may be less certainty that such drug candidates would achieve a statistically significant effect in any future clinical trials. If we conduct any future clinical trials of RYZ101 with a larger sample size, we may not achieve a statistically significant result or the same level of statistical significance, if any, that we might have anticipated based on the results observed in our initial Phase 1 clinical trial.

Interim, topline, or preliminary data from our preclinical studies and clinical trials that we announce or publish from time to time may change as more patient data becomes available or as we make changes to our manufacturing processes and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publicly disclose interim, topline, or preliminary data from our preclinical studies and clinical trials, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the study or trial. Preliminary or interim data from clinical trials are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data becomes available. We also make assumptions, estimations, calculations, and conclusions as part of our analyses of data, and we may not have received or had the opportunity to evaluate all data fully and carefully. Further, modifications or improvements to our manufacturing processes for a therapy may result in changes to the characteristics or behavior of the drug candidate that could cause our future drug candidates to perform differently and affect the results of our ongoing clinical trials. As a result, the topline results that we report may differ from future results of the same preclinical studies or clinical trials, or different conclusions or considerations may qualify such topline results, once additional data have been received and fully evaluated. Topline data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, topline data should be viewed with caution until the final data are available.

Adverse differences between preliminary or interim data and final data could significantly harm our business, financial condition, results of operations and prospects. Additionally, disclosure of preliminary or interim data by us or by our competitors could result in volatility in the price of our common stock.

Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions, or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular drug candidate, and our company in general. If the interim, topline, or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, any of our current or future drug candidates may be harmed, which could harm our business, financial condition, results of operations and prospects.

We have no manufacturing facilities and have no experience in operating a manufacturing facility, however, we are currently building a manufacturing facility. If we are unable to establish manufacturing capabilities at our new facility or enter into agreements with third parties to manufacture our drug candidates, we may not be able to generate revenue from the sale of drugs.

We do not have a manufacturing facility for the production of radiopharmaceutical drugs, however, we are currently building a manufacturing facility. To commercialize any drug candidates, if approved, we must finalize our manufacturing capabilities or make arrangements with third parties to perform these services.

The establishment and development of our own manufacturing facilities or the establishment of a contract to manufacture our drug candidates is expensive and time-consuming and could delay any commercial launch. Moreover, we may not be able to successfully develop our manufacturing facility or capabilities, or obtain cGMP certification of our facility. Developing our manufacturing facility could divert our management’s attention away from business operations and other drug development efforts, the development and construction could be more expensive than relying on a third party manufacturer, and the development of our own facility could take longer to build than expected. Further, our facility located in Indiana could face natural disasters, such as tornadoes, which could delay or destroy the construction or affect the facility’s operations following its completion.

We face competition in our search for third parties to assist us with the manufacturing of our drug candidates. To the extent we rely on third parties to manufacture our drug candidates, if approved, we may have little or no control over the manufacturing efforts of such third parties and our revenue from drug sales may be lower than if we had manufactured our drug candidates ourselves. In the event we are unable to collaborate with a third-party manufacturing organization, we would not be able to manufacture our drug candidates.

We expect to continue to expand our development and regulatory capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

We have experienced rapid growth since our inception in January 2020 and, in particular, since we initiated business operations beginning with our first hire in July 2020. We expect continued growth in the number of our employees and the scope of our operations, particularly to continue our preclinical and IND-enabling studies, establish regulatory, quality, and clinical operations, and begin manufacturing supply chain logistics.

To manage our anticipated future growth, we will continue to seek to implement and improve our managerial, operational, and financial systems, expand our facilities, and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the complexity in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. In addition, we are currently building a manufacturing facility in Indianapolis, Indiana, and have limited experience in managing the manufacturing processes necessary for delivering potent therapeutic radioisotopes. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

In addition, future growth imposes significant added responsibilities on members of management, including: identifying, recruiting, integrating, maintaining, and motivating new employees; managing our internal development efforts effectively, including the clinical and FDA review process for RYZ101 and any future drug candidates, while complying with our contractual obligations to third parties; and improving our operational, financial and management controls, reporting systems, and procedures.

We currently rely, and for the foreseeable future will continue to rely, in substantial part on certain independent organizations, advisors, and consultants to provide certain services, including strategic, financial, business development, and research and development services, as well as certain aspects of regulatory approval and manufacturing. There can be no assurance that the services of independent organizations, advisors, and consultants will continue to be available to us on a timely basis when needed or on reasonable terms, or that we can find qualified replacements. In addition, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by consultants, contract research organizations, or CROs, or contract manufacturing organizations, or CMOs, is compromised for any reason, our preclinical or clinical trials may be extended, delayed, or terminated, and we may not be able to obtain regulatory approval of RYZ101 or any of our future drug candidates or otherwise advance our business. We cannot assure you that we will be able to manage our existing consultants or find other competent outside contractors and consultants on economically reasonable terms, or at all.

If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, we may experience delays or may not be able to successfully implement the tasks necessary to further develop and commercialize RYZ101 and any future drug candidates we develop and, accordingly, we may not achieve our research, development, and commercialization goals.

Our business and operations may be adversely affected by the evolving and ongoing COVID-19 global pandemic.

Our business and operations may be adversely affected by the effects of the evolving COVID-19 virus, which was declared by the World Health Organization as a global pandemic, including the current global resurgences as a result of the Delta and Omicron variants and other future resurgences. The COVID-19 pandemic has resulted in travel and other restrictions in order to reduce the spread of the disease, including public health directives and orders in the United States and the European Union that, among other things and for various periods of time, directed individuals to shelter at their places of residence, directed businesses and governmental agencies to cease non-essential operations at physical locations, prohibited certain non-essential gatherings and events and ordered cessation of non-essential travel. Future remote work policies and similar government orders or other restrictions on the conduct of business operations related to the COVID-19 pandemic may negatively impact productivity; disrupt our ongoing research and development activities and our preclinical and clinical trials and timelines; and cause disruptions to our supply chain, to the administrative functions of clinical trial sites and to the operations of our partners, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course. In the event that government authorities were to enhance current restrictions, our employees who currently are not telecommuting may no longer be able to access our facilities, including our laboratories, and our operations may be further limited or curtailed. Further, such orders also may impact the availability or cost of materials, which would disrupt our supply chain and could affect our ability to conduct ongoing and planned clinical trials and preparatory activities. For example, three vaccines for COVID-19 became available in late 2020 and early 2021, and resultant demand for vaccines and potential for manufacturing facilities and materials to be commandeered under the Defense Production Act of 1950, or equivalent foreign legislation, may make it more difficult to obtain materials or manufacturing slots for the products needed for our clinical trials, which could lead to delays in these trials.

Although our preclinical and clinical trials have not been impacted by the COVID-19 pandemic to date, we may experience related disruptions in the future that could severely impact our preclinical and clinical trials, including:

•	delays, difficulties or a suspension in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;

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delays, difficulties or interruptions in shipping and delivering in a timely manner supplies, samples or products required for our clinical trials due to the impact of the ongoing COVID-19 pandemic on the United States Postal Service, FedEx, United Parcel Service and/or other commercial shipping organizations;

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delays, difficulties or interruptions in obtaining the raw materials and other resources needed for our operations, including due to government-led diversion, reprioritization or appropriation of such resources;

•	delays or interruptions in third-party or collaborator services, including due to government-led diversion, reprioritization or appropriation of such services;

•	interruptions in our ability to manufacture and deliver radioisotope supply for trials;

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diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;

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changes in local regulations as part of a response to the COVID-19 outbreak that may require us to change the ways in which our clinical trials are conducted, which may result in unexpected costs, or to discontinue the clinical trials altogether;

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interruption of key clinical trial activities, such as clinical trial site monitoring, and the ability or willingness of subjects to travel to trial sites due to limitations on travel imposed or recommended by federal or state governments, employers and others;

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limitations in employee resources that would otherwise be focused on the conduct of our clinical trials, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people;

•	interruption or delays in the operations of the FDA, EMA or other regulatory authorities, which may impact review and approval timelines;

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delays in necessary interactions with local regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government employees; and

•	refusal of the FDA to accept data from clinical trials in these affected geographies.

The spread of COVID-19, including new variants of the virus such as the Delta and Omicron variants, which has caused a broad impact globally, may materially affect us economically. While the overall economic impact brought by, and the duration of, COVID-19 may be difficult to assess or predict, the ongoing pandemic could result in further disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity. In addition, a recession or market correction resulting from the spread of COVID-19 could materially affect our business.

The global COVID-19 pandemic continues to rapidly evolve. The extent to which the COVID-19 pandemic impacts our business and operations, including our clinical development and regulatory efforts, will depend on future developments that are highly uncertain and cannot be predicted with confidence, such as the duration of the outbreak, the duration and effect of business disruptions, the occurrence of global resurgences as a result of the Delta and Omicron variants and other future resurgence, and the short-term effects and ultimate effectiveness of the travel restrictions, quarantines, social distancing requirements and business closures in the United States and other countries to contain and treat the disease. Accordingly, we do not yet know the full extent of potential delays or impacts on our business, our clinical and regulatory activities, healthcare systems or the global economy as a whole. However, these impacts could adversely affect our business, financial condition, results of operations and prospects.

In addition, to the extent the ongoing COVID-19 pandemic adversely affects our business and results of operations, it may also have the effect of heightening many of the other risks and uncertainties described in this “Risk factors” section.

Our ability to develop our platform technologies and future drug candidates and our future growth depends on retaining our key personnel and recruiting additional qualified personnel.

Our success depends upon the continued contributions of our key management, scientific, and technical personnel, many of whom have been instrumental for us and have substantial experience with our TRP platforms, underlying technologies, and related drug candidates. Given the specialized nature of our TRP platform and the fact that these are novel and emerging fields, there is an inherent scarcity of experienced personnel in these fields. As we continue developing our pipeline, we will require personnel with medical, scientific, or technical qualifications specific to each program. The loss of key managers and senior scientists could delay our research and development activities. Despite our efforts to retain valuable employees, members of our management, scientific, and development teams may terminate their employment with us on short notice. Although we have employment agreements with our key employees, these employment agreements provide for at-will employment, which means that any of our employees could leave our employment at any time, with or without notice. The competition for qualified personnel in the biotechnology industry is intense, and our future success depends upon our ability to attract, retain, and motivate highly skilled scientific, technical, and managerial employees. We face competition for personnel from other companies, universities, public and private research institutions, and other organizations. If our recruitment and retention efforts are unsuccessful in the future, it may be difficult for us to implement our business strategy, which could have a material adverse effect on our business.

In addition, our research and development programs, clinical operations and sales and marketing efforts depend on our ability to attract and retain highly skilled scientists, engineers, and sales professionals. Competition for skilled personnel in our market is intense, and we have from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications on acceptable terms, or at all. Many of the companies with which we compete for experienced personnel have greater resources than we do, and any of our employees may terminate their employment with us at any time. Failure to succeed in preclinical studies, clinical trials or applications for regulatory approval may make it more difficult to recruit or retain qualified personnel. Moreover, if we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached legal obligations, resulting in a diversion of our time and resources and, potentially, damages. In addition, job candidates and existing employees often consider the value of the stock awards they receive in connection with their employment. If the perceived benefits of our stock awards decline, it may harm our ability to recruit and retain highly skilled employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business, financial condition, results of operations and prospects would be harmed.

We may become exposed to costly and damaging liability claims, either when testing RYZ101 or our future drug candidates in the clinic or at the commercial stage, and our product liability insurance may not cover all damages from such claims.

We are exposed to potential product liability and professional indemnity risks that are inherent in the research, development, manufacturing, marketing, and use of pharmaceutical drugs. While we have only recently commenced our first clinical trial for RYZ101, and currently have no drugs that have been approved for commercial sale, the use of drug candidates by us in clinical trials, and the sale of any approved drugs in the future, may expose us to liability claims, including third party claims against any of our collaboration partners, some of which we could be contractually obligated to indemnify. These claims might be made by patients that use the drug, healthcare providers, pharmaceutical companies, or others selling such drugs. Any claims against us, regardless of their merit, could be difficult and costly to defend and could materially adversely affect the market for RYZ101 or our future drug candidates or any prospects for commercialization.

Although the clinical trial process is designed to identify and assess potential side effects, it is always possible that a drug, even after regulatory approval, may exhibit unforeseen side effects. If RYZ101 or any of our future drug candidates were to cause adverse side effects during clinical trials or after approval of the drug candidate, we may be exposed to substantial liabilities. Physicians and patients may not comply with any warnings that identify known potential adverse effects and patients who should not use RYZ101 or our future drug candidates.

Even successful defense against product liability claims would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in: decreased demand for RYZ101 or any of our future drug candidates; injury to our reputation; withdrawal of clinical trial participants; initiation of investigations by regulators; costs to defend the related litigation; a diversion of management’s time and our resources; substantial monetary awards to trial participants or patients; product recalls, withdrawals or labeling, marketing or promotional restrictions; loss of revenue; exhaustion of any available insurance and our capital resources; the inability to commercialize any drug candidate; and a decline in our share price.

Although we maintain product liability insurance in the United States, and we plan to obtain products liability insurance outside of the United States before initiating any international clinical trials, it is possible that our liabilities could exceed our insurance coverage. We intend to expand our insurance coverage to include the sale of commercial products if we obtain regulatory approval for RYZ101 or any of our future drug candidates. However, we may be unable to maintain insurance coverage at a reasonable cost or obtain insurance coverage that will be adequate to satisfy any liability that may arise. If a successful product liability claim or series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, our assets may not be sufficient to cover such claims, and our business operations could be impaired.

We are party to multiple license and collaboration agreements with significant payment obligations that are contingent upon the occurrence of future events, the timing and likelihood of which are difficult to predict. If we fail to comply with our obligations under these license and collaboration agreements, we could lose rights that are important to our business.

Under our license and collaboration agreements, we have payment obligations that are contingent upon future events, such as the achievement of specified development, regulatory and commercial milestones, and in some cases, we are required to make royalty payments in connection with the sales of products developed under those agreements. Further, pursuant to our supply agreement with Niowave, we agreed to pay up to an aggregate of $10.0 million upon the achievement by Niowave of certain production and regulatory-related milestones. Although we could be required to make substantial milestone payments under our license and collaboration agreements, and under our supply agreement with Niowave, as of December 31, 2021, we were unable to estimate the timing or likelihood of achieving the milestones or making future drug sales. For further discussion of our obligations under these agreements, see “Business—Key agreements.”

We may be unable to meet our obligations as they become due, especially in the event that multiple milestones are achieved in a short amount of time. If we are unable to meet our obligations when due, it may result in the delay or termination of the research, development or commercialization of the relevant development candidate, and may result in costly litigation or arbitration that diverts management attention and resources away from our day-to-day activities, which may adversely affect our business, financial condition, results of operations and prospects.

Risks related to government regulation

The development and commercialization of pharmaceutical drugs is subject to extensive regulation, and the regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time-consuming, and inherently unpredictable. If we are ultimately unable to obtain regulatory approval for RYZ101 or our future drug candidates on a timely basis if at all, our business will be substantially harmed.

We have not previously submitted a New Drug Application, or NDA, to the FDA or similar marketing applications to similar foreign regulatory authorities. An NDA must include extensive preclinical and clinical data and supporting information to establish the drug candidate’s safety, purity and potency for each desired indication. The NDA must also include significant information regarding the manufacturing controls for the drug. We expect the novel nature of our drug candidates to create further challenges in obtaining regulatory approval. An NDA must be supported by extensive clinical and preclinical data, as well as extensive information regarding pharmacology, chemistry, manufacturing and controls. Outside the United States, many comparable foreign regulatory authorities employ similar approval processes.

RYZ101 and any of our future drug candidates could fail to receive regulatory approval for many reasons, including the following:

•	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;

•	we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a drug candidate is safe and effective for its proposed indication;

•	the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

•	we may be unable to demonstrate that RYZ101 or any future drug candidate’s clinical and other benefits outweigh its safety risks;

•	the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

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the data collected from clinical trials of RYZ101 or any of our future drug candidates may not be sufficient to support the submission of an NDA or other submission or to obtain regulatory approval in the United States or elsewhere, or regulatory authorities may not accept a submission due to, among other reasons, the content or formatting of the submission;

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the FDA or comparable foreign regulatory authorities may fail to approve our manufacturing processes or facilities or those of third-party manufacturers with whom we contract for clinical and commercial supplies; and

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

This lengthy approval process, as well as the unpredictability of clinical trial results, may result in our failing to obtain regulatory approval to market RYZ101 and any of our future drug candidates, which would significantly harm our business, financial condition, results of operations and prospects. The FDA and comparable foreign regulatory authorities have substantial discretion in the approval process and determining when or whether regulatory approval will be obtained for RYZ101 or any of our future drug candidates. For example, regulatory authorities in various jurisdictions may have, differing requirements for, interpretations of and opinions on our preclinical and clinical data. As a result, we may be required to conduct additional preclinical studies, alter our proposed clinical trial designs, or conduct additional clinical trials to satisfy the regulatory authorities in each of the jurisdictions in which we hope to conduct clinical trials and develop and market our drugs, if approved. Further, even if we believe the data collected from clinical trials of RYZ101 or our future drug candidates is promising, such data may not be sufficient to support approval by the FDA or any comparable foreign regulatory authority.

In addition, even if we were to obtain approval, regulatory authorities may approve RYZ101 or any of our future drug candidates for fewer or more limited indications than we request, may not approve the price we intend to charge for our drugs, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a drug candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that drug candidate. Any of the foregoing scenarios could materially harm the commercial prospects for RYZ101 and any of our future drug candidates.

We intend to seek orphan drug designation for RYZ101 and may seek such designation in the future for other drug candidates we develop, and we may be unsuccessful in obtaining such designations and even if designated may be unable to obtain the benefits associated with orphan drug designation, including the potential for market exclusivity.

As part of our business strategy, we intend to seek orphan drug designation for RYZ101 for the treatment of GEP-NET patients that have progressive disease following treatment with Lu177 SSA therapy, and we may seek orphan designation for any other drug candidates we develop, and we may be unsuccessful in these efforts. Regulatory authorities in some jurisdictions, including the United States and the European Union, or EU, may designate drugs and biologics for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a drug or biologic as an orphan drug if it is a drug or biologic intended to treat a rare disease or condition, which is defined as a patient population of fewer than 200,000 individuals annually in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug or biologic will be recovered from sales in the United States. In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers.

Similarly, in the EU, the European Commission grants orphan drug designation after receiving the opinion of the European Medicines Agency Committee for Orphan Medicinal Products on an orphan drug designation application. Orphan drug designation is intended to promote the development of drugs and biologics that are intended for the diagnosis, prevention, or treatment of life-threatening or chronically debilitating conditions affecting not more than five in 10,000 persons in the EU and for which no satisfactory method of diagnosis, prevention or treatment has been authorized (or the drug would be a significant benefit to those affected).

Additionally, designation is granted for drugs and biologics intended for the diagnosis, prevention, or treatment of a life-threatening, seriously debilitating, or serious and chronic condition and when, without incentives, it is unlikely that sales of the drug or biologic in the EU would be sufficient to justify the necessary investment in developing the drug or biologic. In the EU, orphan drug designation entitles a party to several incentives, such as protocol assistance and scientific advice specifically for designated orphan medicines, and potential regulatory fee reductions depending on the status of the sponsor.

Generally, if a drug or biologic with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the drug or biologic is entitled to a period of marketing exclusivity, which precludes the European Medicines Agency or the FDA from approving another marketing application for the same drug and for the same indication during the period of exclusivity, except in limited circumstances. The applicable period is seven years in the United States and 10 years in the EU. If another sponsor receives such approval before we do (regardless of any Orphan Drug Designation we may hold), we will be precluded from receiving marketing approval for our drug for the applicable exclusivity period unless FDA concludes that our drug is not the same drug or is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. For example, if another sponsor obtains approval of Ac225 DOTATATE for treatment of GEP-NETs before RYZ101, we may be blocked from obtaining approval for 7 and 10 years in the United States and European Union, respectively, unless we can demonstrate clinical superiority to such Ac225 DOTATATE drug.

The EU exclusivity period can be reduced to six years if a drug or biologic no longer meets the criteria for orphan drug designation or if the drug or biologic is sufficiently profitable such that market exclusivity is no longer justified.

Even if we obtain orphan drug exclusivity for a drug, that exclusivity may not effectively protect the drug from competition because different therapies can be approved for the same condition and the same therapies can be approved for different conditions but used off-label. Even after an orphan drug is approved, the FDA can subsequently approve the same drug for the same condition if the FDA concludes that the later drug or biologic is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. In addition, a designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation.

Moreover, orphan drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure enough of the drug or biologic to meet the needs of patients with the rare disease or condition. Orphan drug designation neither shortens the development time or regulatory review time of a drug or biologic nor gives the drug or biologic any advantage in the regulatory review or approval process. While we may seek orphan drug designation for applicable indications for our current and any future drug candidates, we may never receive such designations. Even if we do receive such designation, there is no guarantee that we will enjoy the benefits of that designation.

Even if RYZ101 or any of our future drug candidates obtain regulatory approval, we will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expense. Additionally, RYZ101 or any of our future drug candidates, if approved, could be subject to labeling and other restrictions and market withdrawal and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our drugs.

If the FDA or a comparable foreign regulatory authority approves RYZ101 or any of our future drug candidates, the manufacturing processes, testing, labeling, packaging, distribution, import, export, adverse event reporting, storage, advertising, promotion, and recordkeeping for the drug will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs and GCPs for any clinical trials that we conduct post-approval, all of which may result in significant expense and limit our ability to commercialize such drugs. In addition, any regulatory approvals that we or our partners receive for RYZ101 or any of our future drug candidates may also be subject to limitations on the approved indicated uses for which the drug may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the drug candidate.

Manufacturers and manufacturers’ facilities are required to comply with extensive FDA and comparable foreign regulatory authority requirements, including ensuring that quality control and manufacturing procedures conform to cGMP regulations. As such, we and our CMOs will be subject to continual review and inspections to assess compliance with cGMP and adherence to commitments made in any approved regulatory application. Accordingly, we and others with whom we work must continue to expend time, money, and effort in all areas of regulatory compliance, including manufacturing, quality control, and distribution.

If there are changes in the application of legislation or regulatory policies, or if problems are discovered with a drug or our manufacture of a drug, or if we or one of our distributors, licensees or co-marketers fails to comply with regulatory requirements, the regulators could take various actions. These include issuing warning letters or untitled letters, imposing fines on us, imposing restrictions on the drug or its manufacture, and requiring us to recall or remove the drug from the market. The regulators could also suspend any of our preclinical studies and clinical trials or suspend or withdraw our regulatory approvals, requiring us to conduct additional clinical trials, change our drug labeling, or submit additional applications for marketing authorization. If any of these events occurs, our ability to sell such drug may be impaired, and we may incur substantial additional expense to comply with regulatory requirements, which could materially adversely affect our business, financial condition, results of operations and prospects.

In addition, if we have any drug candidate approved, our drug labeling, advertising, and promotion will be subject to regulatory requirements and continuing regulatory review. In the United States, the FDA and the Federal Trade Commission, or the FTC, strictly regulate the promotional claims that may be made about pharmaceutical drugs to ensure that any claims about such drugs are consistent with regulatory approvals, not misleading or false in any particular, and adequately substantiated by clinical data. Physicians may use pharmaceutical drugs off-label in their professional medical judgment, as the FDA does not restrict or regulate a physician’s choice of diagnostic or treatment within the practice of medicine. However, the promotion of a drug product in a manner that is false, misleading, unsubstantiated, or for unapproved, or off-label, uses may result in enforcement letters, inquiries and investigations, and civil and criminal sanctions by the FDA or the FTC. In particular, a drug may not be promoted for uses that are not approved by the FDA as reflected in the drug’s approved labeling. If we receive regulatory approval for a drug candidate, physicians may nevertheless prescribe it to their patients in a manner that is inconsistent with the approved label. If we are found to have promoted such off-label uses, we may become subject to significant liability. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant sanctions and may result in false claims litigation under federal and state statutes, which can lead to consent decrees, civil monetary penalties, restitution, criminal fines and imprisonment, and exclusion from participation in Medicare, Medicaid, and other federal and state healthcare programs. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. Equivalent limitations and penalties are provided in the EU both at the EU level and at the national level in individual EU Member States.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to commercialize and generate revenue from our drugs, if approved. If regulatory sanctions are applied or if regulatory approval is withdrawn, the value of our company and our operating results will be adversely affected.

Moreover, the policies of the FDA and of comparable foreign regulatory authorities may change and additional government regulations may be enacted that could prevent, limit, or delay regulatory approval of RYZ101 or any of our future drug candidates. We cannot predict the likelihood, nature, or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. In addition, if we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any regulatory approval that we may have obtained and we may not achieve or sustain profitability.

Disruptions at the FDA and other government agencies and foreign regulatory authorities, including those caused by funding shortages or global health concerns could hinder their ability to hire, retain, or deploy key leadership and other personnel, or otherwise prevent new or modified drugs from being developed, approved, or commercialized in a timely manner or at all, which could negatively impact our business.

The ability of the FDA to review and approve new drugs can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, the FDA’s ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s ability to perform routine functions. Average review times at the FDA have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA and other agencies may also slow the time necessary for new drugs or modifications to approved drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities.

Separately, in response to the COVID-19 pandemic, in March 2020 the FDA announced its intention to postpone most inspections of foreign and domestic manufacturing facilities. Subsequently, in July 2020, the FDA resumed certain on-site inspections of domestic manufacturing facilities subject to a risk-based prioritization system. The FDA intends to use this risk-based assessment system to identify the categories of regulatory activity that can occur within a given geographic area, ranging from mission critical inspections to resumption of all regulatory activities. Regulatory authorities outside the United States have adopted similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or comparable foreign regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or comparable foreign regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

We may in the future conduct clinical trials for drug candidates outside the United States, and the FDA and comparable foreign regulatory authorities may not accept data from such trials.

We may in the future choose to conduct one or more clinical trials outside the United States, including in the EU, Australia and/or Asia. The acceptance of study data from clinical trials conducted outside the United States or another jurisdiction by the FDA or comparable foreign regulatory authority may be subject to certain conditions or may not be accepted at all. In cases where data from foreign clinical trials are intended to serve as the basis for regulatory approval in the United States, the FDA will generally not approve the application based on foreign data alone unless: (i) the data is applicable to the U.S. population and U.S. medical practice; and (ii) the trials were performed by clinical investigators of recognized competence and pursuant to GCP regulations.

Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory authorities have similar approval requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA or any comparable foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. If the FDA or any comparable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which could be costly and time-consuming, and which may result in drug candidates that we may develop not receiving approval for commercialization in such jurisdiction.

Our business operations and current and future relationships with healthcare professionals, principal investigators, consultants, vendors, customers, and third-party payors in the United States and elsewhere are subject, directly or indirectly, to applicable anti-kickback, fraud and abuse, false claims, physician payment transparency, health information privacy and security and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings.

Healthcare providers, healthcare facilities and institutions, and third-party payors in the United States and elsewhere will play a primary role in the recommendation and prescription of any drug candidates for which we obtain regulatory approval. Our future arrangements with healthcare professionals, healthcare facilities and institutions, principal investigators, consultants, customers, and third-party payors may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations, including, without limitation, the federal Anti-Kickback Statute and the federal False Claims Act, or the FCA, which may constrain the business or financial arrangements and relationships through which we research, sell, market, and distribute any drug candidates for which we obtain regulatory approval. In addition, we may be subject to physician payment transparency laws and regulation by the federal government and by the states and foreign jurisdictions in which we conduct our business. The applicable federal, state, and foreign healthcare laws and regulations that affect our ability to operate include, but are not limited to, the following:

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the federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving, or providing any remuneration (including any kickback, bribe, or certain rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under any U.S. federal healthcare program, such as Medicare and Medicaid. The term “remuneration” has been broadly interpreted to include anything of value. The federal Anti-Kickback Statute has also been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other hand. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, but the exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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the U.S. federal civil and criminal false claims laws, including without limitation, the civil FCA, which can be enforced by private citizens on behalf of the U.S. federal government through civil whistleblower or qui tam actions, and the federal civil monetary penalties law which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, to the U.S. federal government, claims for payment or approval that are false or fraudulent, knowingly making, using, or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making a false statement to avoid, decrease, or conceal an obligation to pay money to the U.S. federal government. Pharmaceutical manufacturers can cause false claims to be presented to the U.S. federal government by, among other things, engaging in impermissible marketing practices, such as the off-label promotion of a drug for an indication for which it has not received FDA approval. Further, pharmaceutical manufacturers can be held liable under the civil FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. In addition, the government may assert that a claim including items and services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil FCA;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing, or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items, or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the healthcare fraud statute implemented under HIPAA or specific intent to violate it in order to have committed a violation;

•	the U.S. Federal Food, Drug, and Cosmetic Act, or the FDCA, which prohibits, among other things, the adulteration or misbranding of drugs, biologics, and medical devices;

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the federal and state laws that require pharmaceutical manufacturers to report certain calculated drug prices to the government or provide certain discounts or rebates to government authorities or private entities, often as a condition of reimbursement under government healthcare programs;

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the U.S. Physician Payments Sunshine Act and its implementing regulations, which requires, among other things, certain manufacturers of drugs, devices, biologics, and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare and Medicaid Services, or CMS, information related to certain payments and other transfers of value physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other healthcare professionals (such as physician assistants and nurse practitioners), and teaching hospitals, as well as ownership and investment interests held by such physicians and their immediate family members;

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analogous U.S. state laws and regulations, including: state anti-kickback and false claims laws, which may apply to our business practices, including but not limited to, research, distribution, sales and marketing arrangements, and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information, which requires tracking gifts and other remuneration and items of value provided to healthcare professionals and entities; and state and local laws requiring the registration of pharmaceutical sales representatives; and

•	similar healthcare laws and regulations in foreign jurisdictions, including reporting requirements detailing interactions with and payments to healthcare providers.

Ensuring that our internal operations and future business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. It is not always possible to identify and deter employee misconduct or business non-compliance, and the precautions we take to detect and prevent inappropriate conduct may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. Efforts to ensure that our business arrangements will comply with applicable healthcare laws may involve substantial costs. We have entered into consulting and scientific advisory board arrangements with physicians and other healthcare providers, including some who could influence the use of RYZ101 of any of our future drug candidates, if approved. Compensation under some of these arrangements includes the provision of stock or stock options in addition to cash consideration. Because of the complex and far-reaching nature of these laws, it is possible that if our drugs are commercialized, governmental authorities could conclude that our business practices do not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations.

If our operations are found to be in violation of any of the laws described above or any other governmental laws and regulations that may apply to us, we may be subject to significant penalties, including civil, criminal, and administrative penalties, damages, fines, exclusion from government-funded healthcare programs, such as Medicare and Medicaid, or similar programs in other countries or jurisdictions, integrity oversight and reporting obligations to resolve allegations of non-compliance, disgorgement, imprisonment, contractual damages, reputational harm, diminished profits, and the curtailment or restructuring of our operations. If any of the physicians or other providers or entities with whom we expect to do business are found to be in violation of applicable laws, they may be subject to significant criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs and imprisonment, which could affect our ability to operate our business. Further, defending against any such actions can be costly, time-consuming and may require significant personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired.

Our employees, independent contractors, principal investigators, consultants, commercial partners, and vendors may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements.

We are exposed to the risk of employee fraud or other misconduct. We cannot ensure that our compliance controls, policies, and procedures will in every instance protect us from acts committed by our employees, agents, contractors, or collaborators that would violate the laws or regulations of the jurisdictions in which we operate, including, without limitation, employment, foreign corrupt practices, trade restrictions and sanctions, environmental, competition, and patient privacy and other privacy laws and regulations. Misconduct by employees could include failures to comply with FDA regulations and equivalent foreign regulations, provide accurate information to the FDA or competent foreign regulatory authorities, comply with manufacturing standards we may establish, comply with federal and state or national healthcare fraud and abuse laws and regulations, report financial information or data accurately, or disclose unauthorized activities to us. Sales, marketing, and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing, and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, labeling, marketing and promotion, sales commission, customer incentive programs, and other business arrangements. Employee misconduct could also involve the improper use of information obtained during clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws or regulations.

If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a material and adverse effect on our business, financial condition, results of operations and prospects, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, individual imprisonment, disgorgement of profits, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs or equivalent foreign programs, contractual damages, reputational harm, diminished profits and future earnings, additional reporting or oversight obligations if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with the law, and curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business or pursue our strategy.

Healthcare policy changes may have a material adverse effect on our business, financial condition, results of operations and prospects.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the ACA, enacted in March 2010, made several substantial changes in the way healthcare is financed by both governmental and private insurers, and significantly impacted the U.S. pharmaceutical industry. Some ways in which the ACA may significantly impact our business are: provisions regarding coordination and promotion of research on comparative clinical effectiveness of different technologies and procedures; initiatives to revise Medicare payment methodologies; and initiatives to promote quality indicators in payment methodologies.

There have been legal and political challenges to certain aspects of the ACA. For example, on June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Thus, the ACA will remain in effect in its current form. Prior to the U.S. Supreme Court ruling, on January 28, 2021, President Biden issued an executive order to initiate a special enrollment period from February 15, 2021, through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how any such challenges and the healthcare reform measures of the Biden administration will impact the ACA or our business.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. For example, the Budget Control Act of 2011, among other things, included aggregate reductions to Medicare payments to providers and suppliers of 2% per fiscal year, starting in 2013, and, due to subsequent legislative amendments to the statute, will remain in effect through 2031, with the exception of a temporary suspension from May 1, 2020 through March 31, 2022, unless additional Congressional action is taken. Under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 3% in the final fiscal year of this sequester. Furthermore, on January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Further, Congress is considering additional health reform measures.

Recently, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed drugs, which has resulted in several presidential executive orders, Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. At the federal level, the Trump administration used several means to propose or implement drug pricing reform, including through federal budget proposals, executive orders and policy initiatives. For example, on July 24, 2020 and September 13, 2020, the Trump administration announced several executive orders related to prescription drug pricing that seek to implement several of the administration’s proposals. As a result, the FDA concurrently released a final rule and guidance in September 2020 providing pathways for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, the Department of Health and Human Services finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The implementation of the rule has been delayed by the Biden administration from January 1, 2022 to January 1, 2023 in response to ongoing litigation. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers, the implementation of which have also been delayed until January 1, 2023. On November 20, 2020, CMS issued an interim final rule implementing the Trump administration’s Most Favored Nation executive order, which would tie Medicare Part B payments for certain physician-administered drugs to the lowest price paid in other economically advanced countries, effective January 1, 2021. As a result of litigation challenging the Most Favored Nation model, on December 27, 2021, CMS published a final rule that rescinds the Most Favored Nation model interim final rule. In July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, the U.S. Department of Health and Human Services, or HHS, released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. No legislation or administrative actions have been finalized to implement these principles. At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological drug pricing, including price or patient reimbursement constraints, discounts, restrictions on certain drug access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

We cannot predict whether future healthcare initiatives will be implemented at the federal or state level, or how any future legislation or regulation may affect us, any of which may have a materially adverse effect on our business, financial condition, results of operations and prospects.

We cannot predict the impact changes to these laws or the implementation of, or changes to, any other laws applicable to us in the future may have on our business, financial condition, results of operations and prospects. Further, it is possible that additional governmental action is taken in response to the COVID-19 pandemic.

Even if we are able to commercialize a drug candidate, coverage and adequate reimbursement may not be available or such drug candidate may become subject to unfavorable pricing regulations or third-party coverage and reimbursement policies, which would harm our business.

The regulations that govern regulatory approvals, pricing, and reimbursement for drug products vary widely from country to country. Some countries require approval of the sale price of a drug product before it can be marketed or may require us or our collaborators to conduct clinical trials that compare the cost-effectiveness of our drug candidates to other therapies to obtain reimbursement or pricing approval. In many countries, the pricing review period begins after regulatory approval is granted. In some foreign markets, prescription drug product pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain regulatory approval for a drug in a particular country, but then be subject to price regulations that delay our commercial launch of the drug, possibly for lengthy time periods, and negatively impact the revenue we are able to generate from the sale of the drug in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more drug candidates, even if RYZ101 or any of our future drug candidates obtain regulatory approval.

Our ability to commercialize any drugs successfully also will depend in part on the extent to which coverage and adequate reimbursement for these drugs and related treatments will be available from third-party payors, such as government authorities, private health insurers, and other organizations. Even if we succeed in bringing one or more drugs to market, these drugs may not be considered cost-effective, and the amount reimbursed for any drugs may be insufficient to allow us to sell our drugs on a competitive basis. Because our programs are in the early stages of development, we are unable at this time to determine their cost effectiveness or the likely level or method of coverage and reimbursement. Increasingly, the third-party payors who reimburse patients or healthcare providers are requiring that drug companies provide them with predetermined discounts from list prices, and are seeking to reduce the prices charged or the amounts reimbursed for drug products. Moreover, no uniform policy requirement for coverage and reimbursement for drugs exists among third-party payors in the United States, which may result in significant variations in coverage and reimbursement from payor to payor. If the price we are able to charge for any drugs we develop, or the coverage and reimbursement provided for such drugs, is inadequate in light of our development and other costs, our return on investment could be affected adversely.

The continuing efforts of the government, insurance companies, managed care organizations, and other payors of healthcare services to contain or reduce costs of healthcare and/or impose price controls may adversely affect:

•	the demand for RYZ101 or any of our future drug candidates, if we obtain regulatory approval;

•	our ability to set a price that we believe is fair for our drugs;

•	our ability to obtain coverage and reimbursement approval for a drug;

•	our ability to generate revenue and achieve or maintain profitability;

•	the level of taxes that we are required to pay; and

•	the availability of capital.

Our inability to promptly obtain and maintain coverage and adequate reimbursement from both third-party payors for the drug candidates that we may develop and for which we obtain regulatory approval could have a material and adverse effect on our business, financial condition, results of operations, and prospects.

We and our collaborators and our third-party service providers are subject to a variety of laws, regulations, contractual obligations, and industry standards related to the privacy and security of personal information, which could increase compliance costs and our failure to comply therewith could subject us to potential liability, fines or penalties.

We maintain a large quantity of sensitive information, including confidential business information and other personal information, and we and our collaborators and third party service providers are subject to various federal, state, local and foreign data protection laws, rules and regulations relating to the privacy, security and processing of personal information. The global data protection landscape is rapidly evolving, and we and our collaborators and service providers may be affected by or subject to new, amended, or existing laws and regulations, including as our operations continue to expand or if we operate in foreign jurisdictions. These laws, rules and regulations may be subject to differing interpretations, which adds to the complexity of processing personal information. Guidance on implementation and compliance practices are often updated or otherwise revised. If we fail to comply with these laws, rules and regulations, we may be subject to litigation, regulatory investigations, enforcement notices, enforcement actions, fines, and criminal or civil penalties, as well as negative publicity, reputational harm, and a potential loss of business, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In the United States, numerous federal, state and local laws, rules and regulations, including state data breach notification laws and federal and state data privacy laws, rules and regulations that govern the collection, use, disclosure, protection and other processing of health information and other personal information apply to our operations and the operations of our collaborators and third-party service providers. Each of these laws, rules and regulations is subject to varying interpretations and constantly evolving. For example, HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, imposes certain obligations with respect to safeguarding the privacy, security, transmission and other processing of individually identifiable health information on “covered entities,” and their respective “business associates,” as well as their covered subcontractors, that perform services for them.

Depending on the facts and circumstances, we could be subject to significant penalties if we violate HIPAA. For example, under HIPAA, we could potentially face substantial criminal or civil penalties if we knowingly receive protected health information from a HIPAA-covered healthcare provider or research institution that has not satisfied HIPAA’s requirements for disclosure of such protected health information, or otherwise violate applicable HIPAA requirements related to the protection of such information.

Even when HIPAA does not apply, failing to take appropriate steps to keep consumers’ personal information secure may constitute a violation of the Federal Trade Commission Act. The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business and the cost of available tools to improve security and reduce vulnerabilities. Individually identifiable health information is considered sensitive data that merits stronger safeguards. In connection with our clinical trials, we may maintain sensitive identifiable personal information, including health information, that we receive throughout the clinical trial process, during our research collaborations, and directly from individuals (or their healthcare providers) who enroll in our patient assistance programs. As such, we may become subject to further obligations under HIPAA.

In addition, our collection of personal information generally (e.g., of employees currently and/or of patients in the future) may subject us to state data privacy laws governing the processing of personal information and requiring notification of affected individuals and state regulators in the event of a breach of such personal information. These state laws include the California Consumer Privacy Act, or the CCPA, which went into effect on January 1, 2020, and which requires companies that process personal information of California residents to make new disclosures to consumers about their data collection use, and sharing practices, allows consumers to opt out of certain data sharing with third parties and provides new cause of action for data breaches. The CCPA further imposes corresponding obligations on businesses related to transparency, deletion rights, and opt-out of the selling of personal information, and provides for civil penalties for violations as well as grants a private right of action for individuals in the event of certain security breaches that is expected to increase data breach litigation. The CCPA may impact our business activities, increase our compliance costs and potential liability, and exemplifies the vulnerability of our business to the evolving regulatory environment related to personal information and protected health information. Accordingly, based on the applicability of the CCPA to our business, we may need to update our data privacy and security policies and procedures to comply with the CCPA. Additionally, California voters recently approved the California Privacy Rights Act, or CPRA, amending the CCPA, which establishes additional data privacy rights for residents of the State of California. Effective in most material respects starting on January 1, 2023, the CPRA will significantly modify the CCPA, including by expanding consumers’ rights with respect to certain sensitive personal information. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the United States, which could increase our potential liability and adversely affect our business. Similar laws relating to data privacy and security have been proposed in other states and at the federal level, and if passed, such laws may have potentially conflicting requirements that would make compliance challenging, require us to expend significant resources to come into compliance, and restrict our ability to process certain personal information.

In addition, all 50 U.S. states and the District of Columbia have enacted breach notification laws that may require us to notify patients, employees or regulators in the event of unauthorized access to or disclosure of personal or confidential information experienced by us or our service providers. These laws are not consistent, and compliance in the event of a widespread data breach is difficult and may be costly. We also may be contractually required to notify patients or other counterparties of a security breach. In addition to government regulation, privacy advocates and industry groups have and may in the future propose self-regulatory standards from time to time. These and other industry standards may legally or contractually apply to us, or we may elect to comply with such standards.

Any clinical trial programs and research collaborations that we engage in outside the United States may implicate international data protection laws, including, in Europe, the General Data Protection Regulation, or GDPR, and the United Kingdom’s GDPR, or the UK GDPR. The GDPR governs the collection, use, disclosure, transfer or other processing of personal data of individuals within the European Economic Area, or EEA, and imposes stringent operational requirements for data processors and controllers of personal data. The GDPR also provides that EEA member states make their own further laws, rules and regulations to introduce specific requirements related to the processing of “special categories of personal data,” including personal data related to health, biometric data used for unique identification purposes and genetic information, as well as personal data related to criminal offences or convictions. This fact may lead to greater divergence on the law that applies to the processing of such data types across the EEA and the UK, compliance with which, as and where applicable, may increase our costs and could increase our overall compliance risk. Such member state specific regulations could limit our ability to collect, use and share data in the context of any future EEA or UK establishments (regardless of where any processing in question occurs). Among other things, the GDPR and UK GDPR requires detailed notices for clinical trial subjects and investigators as well as the security of personal information, and notification of data processing obligations or security incidents to appropriate data protection authorities or data subjects. In addition, the GDPR and UK GDPR materially expanded the definition of what constitutes personal data (including, for example, by expressly clarifying that the GDPR applies to “pseudonymized” and key-coded data).

The GDPR imposes substantial fines for breaches and violations (up to the greater of €20 million or 4% of consolidated annual worldwide gross revenue or GBP 17.5 million under the UK GDPR). In addition to administrative fines, a wide variety of other potential enforcement powers are available to competent supervisory authorities in respect of potential and suspected violations of the GDPR, including extensive audit and inspection rights, and powers to order temporary or permanent bans on all or some processing of personal data carried out by non-compliant actors The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies and obtain compensation for damages resulting from violations of the GDPR. Further, the exit of the UK from the EU, often referred to as Brexit and ongoing developments in the UK have created uncertainty regarding data protection regulation in the UK. Specifically, the UK exited the EU on January 1, 2020, subject to a transition period that ended December 31, 2020.

Recent legal developments in Europe have created complexity and uncertainty regarding transfers of personal data from the EEA to the United States, which will affect us if we begin to transfer personal data from the EEA to other jurisdictions. For example, on July 16, 2020, the Court of Justice of the European Union, or CJEU, invalidated the EU-US Privacy Shield Framework, or Privacy Shield, under which personal data could previously be transferred from the EEA to U.S. entities who had self-certified under the Privacy Shield scheme. The CJEU decision also created additional obligations and uncertainty around the ability to use standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism, and potential alternative to the Privacy Shield) for such data transfers. While the CJEU upheld the adequacy of the standard contractual clauses, it made clear that reliance on them alone may not necessarily be sufficient in all circumstances. Use of the standard contractual clauses must now be assessed on a case-by-case basis, taking into account the legal regime applicable in the destination country, and in particular, applicable surveillance laws and rights of individuals and additional measures and/or contractual provisions that may need to be put in place, however, the nature of these additional measures is currently uncertain. As government authorities issue further guidance on personal data export mechanisms, including circumstances where the standard contractual clauses can and cannot be used, or start aggressively taking enforcement action based on such guidance or the CJEU decision, we could suffer additional costs, complaints, and/or regulatory investigations or fines. If we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we perform our operations or provide our services, the geographical location or segregation of our relevant systems and operations, and adversely affect our financial results. These international laws, rules and regulations may apply not only to us, but also to vendors or other service providers that store or otherwise process personal data on our behalf, such as information technology vendors.

Since January 1, 2021, when the transitional period following Brexit expired, companies required to comply with the GDPR are also required to comply with the UK version of the GDPR (combining the GDPR and the UK’s Data Protection Act of 2018), which exposes these companies to two parallel regimes, each of which authorizes similar fines and may subject them to increased compliance risk based on differing, and potentially inconsistent or conflicting, interpretation and enforcement by regulators and authorities (particularly, if the laws are amended in the future in divergent ways). With respect to transfers of personal data from the EEA, on June 28, 2021, the European Commission issued an adequacy decision in respect of the UK’s data protection framework, enabling data transfers from EU member states to the UK to continue without requiring organizations to put in place contractual or other measures in order to lawfully transfer personal data between the territories. While it is intended to last for at least four years, the European Commission may unilaterally revoke the adequacy decision at any point, and if this occurs, it could lead to additional costs and increase our overall risk exposure.

We are likely to be required to expend significant capital and other resources to ensure ongoing compliance with applicable data privacy and security laws. Claims that we have violated individuals’ privacy rights or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend, and could result in adverse publicity that could harm our business. Moreover, even if we take all necessary action to comply with legal and regulatory requirements, we could be subject to data breaches or other unauthorized access of personal information, which could subject us to fines and penalties, as well as litigation and reputational damage.

If we or our third party processors fail to keep apprised of and comply with applicable international, federal, state, or local regulatory requirements, we could be subject to a range of regulatory actions that could affect our or any collaborators’ ability to seek to commercialize our clinical candidates. Any threatened or actual governmental enforcement action or litigation where private rights of action are available could also generate adverse publicity, damage our reputation, result in liabilities, fines, and loss of business, and require that we devote substantial resources that could otherwise be used in other aspects of our business.

With laws, rules, regulations, and other obligations relating to privacy and data protection imposing new and relatively burdensome obligations, and with the substantial uncertainty over the interpretation and application of these and other obligations, we may face challenges in addressing their requirements and making necessary changes to our policies and practices and may incur significant costs and expenses in an effort to do so. We are currently in the process of developing and updating our policies and procedures in accordance with requirements under applicable data privacy and protection laws, rules and regulations and have not completed formal assessments of whether we are in compliance with all applicable data privacy laws, rules and regulations. Additionally, if third parties with which we work, such as vendors or service providers, violate applicable laws, rules or regulations or our policies, such violations may also put our or our clinical trial and employee data, including personal information, at risk, and our business, financial condition, results of operations, and prospects may be adversely affected.

We are subject to certain U.S. and foreign export and import controls, sanctions, embargoes, anti-corruption laws, and anti-money laundering laws and regulations. Compliance with these legal standards could impair our ability to compete in domestic and international markets. We can face criminal liability and other serious consequences for violations, which can harm our business.

We are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls, the U.S. Foreign Corrupt Practices Act of 1977, as amended, or FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and other state and national anti-bribery and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors, and other collaborators from authorizing, promising, offering, or providing, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector.

We expect to have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations, and we expect our non-U.S. activities to increase in time. We may engage third parties to conduct clinical trials, obtain necessary permits, licenses, patent registrations and other regulatory approvals or sell our drugs outside the United States, to conduct clinical trials, and/or to obtain necessary permits, licenses, patent registrations, and other regulatory approvals. We can be held liable for the corrupt or other illegal activities of our employees, agents, contractors, and other collaborators, even if we do not explicitly authorize or have actual knowledge of such activities. Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes, including radioactive materials and gas. Our operations involve the use of hazardous and flammable materials, including chemicals and biological and radioactive materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

Our use of facilities that use and produce radioactive materials subjects us to compliance with decommissioning and decontamination, or D&D, requirements when we close those facilities, exposing us to potentially significant costs. Our drug candidates are manufactured using radioactive components, such as the radioisotopes Ac225 and Lu177. When one of such facilities or a cyclotron reaches the end of its useful life or if we need to abandon such facility for any other reason, we are obligated under the laws and regulatory rules of the various jurisdictions in which we operate to decommission and decontaminate such facility or cyclotron. We have no experience with D&D, and the costs of such D&D may be substantial. Estimating the amount and timing of such future D&D costs includes, among other factors, country-specific requirements and projections as to when a facility will retire or the useful life of a cyclotron. If we do not conduct D&D properly at any of our sites, we may suffer significant additional costs to remediate any D&D deficiencies, fines, regulatory or criminal charges or other sanction or legal action, any of which could have a material adverse effect upon our business, financial condition and results of operations. Although we have estimated our future D&D costs and recorded a liability for such costs, there can be no assurances that we will not incur material D&D costs beyond such estimates or our provisions.

Although we maintain workers’ compensation insurance to cover us for costs and expenses, we may incur due to injuries to our employees resulting from the use of hazardous materials, and this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous, or radioactive materials. In addition, we may incur substantial costs to comply with current or future environmental, health and safety laws and regulations. Current or future environmental laws and regulations may impair our research, development, and production efforts, which could harm our business, financial condition, results of operations or prospects.

The use of hazardous materials, including radioactive and biological materials, in our research and development efforts imposes certain compliance costs on us and may subject us to liability for claims arising from the use or misuse of these materials.

Our research, development and manufacturing activities involve the controlled use of hazardous materials, including chemicals, radioactive and biological materials, such as radioisotopes. We are subject to federal, state, local and foreign environmental laws and regulations governing, among other matters, the handling, storage, use and disposal of these materials and some waste products. In addition, we are required to maintain a hazardous materials license, pursuant to which we are required to perform annual self-audits, and that may result in random inspections by regulators. If such audit or inspection were to result in adverse findings, it may impact our ability to maintain our license, which would in turn adversely affect our ability to conduct our business. Additionally, we cannot completely eliminate the risk of contamination or injury from these materials and we could be held liable for any damages that result, which could exceed our financial resources. We currently maintain insurance coverage for injuries resulting from the hazardous materials we use; however, future claims may exceed the amount of our coverage. Also, we do not have insurance coverage for pollution cleanup and removal. Currently the costs of complying with such federal, state, local and foreign environmental regulations are not significant, and consist primarily of waste disposal expenses. However, they could become expensive, and current or future environmental laws or regulations may impair our research, development, production and commercialization efforts.

Risks related to our dependence on third parties

We may be unable to obtain a sufficient supply of radioisotopes to support clinical development or manufacturing at commercial scale.

Ac225 is a key component of our RYZ101 drug candidate and other drug candidates that we might consider for development with the Ac225 payload. Although we believe our present suppliers have adequate quantities of Ac225 available to meet our current needs, we may encounter supply shortages which could affect our business operations and results of operations. Our contracts for the supply of this isotope from our current suppliers must be renewed annually and the current terms are through December 2022. There can be no assurance that our suppliers will renew the contracts on acceptable terms, or at all. Further, long-term suppliers are not yet producing beyond minimal research quantities and there is no guarantee they will come online in the time frame we expect. Even when a contract exists, we have very limited recourse under our current supply contracts if a supplier is unable to meet its obligations. Suppliers may be unable to meet our obligations for a number of reasons, for example, the U.S. Department of Energy has reserved its ability to cancel private orders when the supply is instead needed for national defense, environmental safety or there is a lack of capacity. There are not many alternatives to our current suppliers, and finding any replacement suppliers would divert management resources. Failure to acquire enough medical grade Ac225 would make it impossible to effectively complete clinical trials and to commercialize any Ac225-based drug candidates that we may develop and would materially harm our business.

One of our suppliers of Ac225 is located in Russia. Even if we obtain supply of Ac225, we and our supplier are exposed to a number of environmental and geopolitical risks, including the risk of trade issues between the United States and Russia, restrictions on trade of certain items between the United States and Russia, and other unforeseen geopolitical factors that limit our ability to access our supply of raw material.

We are also evaluating potential development candidates for which Lu177 is a key component. While Lu177 is more readily available than Ac225 and we have a supply agreement in place for Lu177, we may incur supply disruptions, which can limit our ability to complete preclinical activities, clinical trials or commercialize any Lu177-based drug candidates and would materially harm our business.

Our ability to conduct clinical trials to advance our drug candidates is dependent on our ability to obtain these radioisotopes and other isotopes we may choose to utilize in the future. Currently, we are dependent on third- party manufacturers and suppliers for our isotopes. These suppliers may not perform their contracted services or may breach or terminate their agreements with us. Our suppliers are subject to regulations and standards that are overseen by regulatory and government agencies and we have no control over our suppliers’ compliance to these standards. Failure to comply with regulations and standards may result in their inability to supply isotope could result in delays in our clinical trials, which could have a negative impact on our business. Our inability to build out and establish our own manufacturing facilities would require us to continue to rely on third-party suppliers as we currently do.

Manufacturing of radiopharmaceuticals is complex and we may encounter difficulties in production. If we encounter such difficulties, our ability to provide supply of RYZ101 or any of our future drug candidates for preclinical studies and clinical trials or for commercial purposes could be delayed or stopped.

Manufacturing of radiopharmaceuticals is complex, highly regulated and must comply with cGMP. While we have undertaken to build-out manufacturing capabilities of our own, we do not currently have our own manufacturing facilities or personnel and expect to rely on third parties, such as CMOs, for the manufacture of our drug candidates until we have our own manufacturing facility. If we are unable to obtain or maintain arrangements with CMOs, or to do so on commercially reasonable terms, we may not be able to develop and commercialize RYZ101 or our future drug candidates successfully. In particular, our RYZ101 formulation is designed to provide for 120 hours of stability following radiolabeling, meaning that the patient must intravenously receive RYZ101 within 120 hours of its radiolabeling. As such, RYZ101 must be manufactured on an as-needed basis, and shipped almost immediately thereafter. We expect our future drug candidates to have similar time-based limitations. Our third-party manufacturing providers may not be able to provide adequate resources or capacity to meet our needs on a timely basis or at all, and may incorporate their own proprietary processes into our drug candidate manufacturing processes. We have limited control and oversight of a third party’s proprietary process, and a third party may elect to modify its process without our consent or knowledge. These modifications could negatively impact our manufacturing, including drug loss or failure that requires additional manufacturing runs or a change in manufacturer, either of which could significantly increase the cost of and significantly delay the manufacture of RYZ101 or any of our future drug candidates.

Additionally, as RYZ101 and our future drug candidates progress through preclinical studies and clinical trials towards potential approval and commercialization, it is expected that various aspects of the manufacturing process will be altered in an effort to optimize processes and results. Such changes may require amendments to be made to regulatory applications which may further delay the timeframes under which modified manufacturing processes can be used for any of our future drug candidates and additional bridging studies or trials may be required. Any such delay could harm our business, financial condition, results of operations and prospects.

We rely on third parties to conduct certain preclinical studies and our Phase 1 trial for RYZ101, and expect to have third parties conduct our clinical trials for our future drug candidates. If these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize RYZ101 or any of our future drug candidates and our business could be substantially harmed.

We utilize and depend upon independent investigators and collaborators, such as medical institutions, CROs, CMOs, physicians and strategic partners to help conduct certain of our research and preclinical studies, as well as for the conduct of our Phase 1 clinical trial for RYZ101. We also expect to rely on medical institutions, CROs, and CMOs to help conduct our future clinical trials as we do not have the ability to independently conduct clinical trials. We expect to rely on medical institutions, clinical investigators, contract laboratories, and other third parties, including collaboration partners, to conduct or otherwise support clinical trials for our future drug candidates. We expect to rely heavily on these parties for execution of clinical trials and control only certain aspects of their activities. Nevertheless, we will be responsible for ensuring that each of our clinical trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards, and our reliance on CROs will not relieve us of our regulatory responsibilities. For any violations of laws and regulations during the conduct of our preclinical studies or clinical trials, we could be subject to untitled and warning letters or enforcement action that may include civil penalties up to and including criminal prosecution.

We and any third parties that we contract with are required to comply with regulations and requirements, including GCP, for conducting, monitoring, recording, and reporting the results of clinical trials to ensure that the data and results are scientifically credible and accurate, and that the trial patients are adequately informed of the potential risks of participating in clinical trials and their rights are protected. These regulations are enforced by the FDA, the Competent Authorities of the Member States of the EEA, and comparable foreign regulatory authorities for any drugs in clinical development. The FDA enforces GCP requirements through periodic inspections of clinical trial sponsors, principal investigators, and trial sites. If we or the third parties we contract with fail to comply with applicable GCP, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our regulatory applications. We cannot assure you that, upon inspection, the FDA will determine that any of our future clinical trials will comply with GCP. In addition, our clinical trials must be conducted with drug candidates produced under cGMP regulations. Our failure or the failure of third parties that we may contract with to comply with these regulations may require us to repeat some aspects of a specific, or an entire, clinical trial, which would delay the regulatory approval process and could also subject us to enforcement action.

Although we intend to design the clinical trials for our future drug candidates or be involved in the design when other parties sponsor the trials, we anticipate that third parties will conduct our clinical trials. As a result, many important aspects of our clinical development will be outside of our direct control. Our reliance on third parties to conduct future clinical trials will also result in less direct control over the management of data developed through clinical trials than would be the case if we were relying entirely upon our own staff. Communicating with outside parties can also be challenging, potentially leading to mistakes as well as difficulties in coordinating activities. Outside parties may have staffing difficulties, fail to comply with contractual obligations, experience regulatory compliance issues and form relationships with other entities, some of which may be our competitors. These factors may materially adversely affect the willingness or ability of third parties to conduct our clinical trials and may subject us to unexpected cost increases that are beyond our control. If our CROs do not perform clinical trials in a satisfactory manner, breach their obligations to us or fail to comply with regulatory requirements, the development, regulatory approval, and commercialization of RYZ101 or any of our future drug candidates may be delayed, we may not be able to obtain regulatory approval and commercialize our future drug candidates, or our development programs may be materially and irreversibly harmed. If we are unable to rely on clinical data collected by our CROs, we could be required to repeat, extend the duration of, or increase the size of any clinical trials we conduct, and this could significantly delay commercialization and require significantly greater expenditures.

If any of our relationships with these third-party CROs terminate, we may not be able to enter into arrangements with alternative CROs on commercially reasonable terms, or at all. If our CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain are compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, any clinical trials such CROs are associated with may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for or successfully commercialize RYZ101 or any of our future drug candidates. As a result, we believe that our financial results and the commercial prospects for RYZ101 or any of our future drug candidates in the subject indication would be harmed, our costs could increase and our ability to generate revenue could be delayed.

We have granted Ablaze Pharmaceuticals Inc. a license to develop and commercialize our TRP portfolio in greater China. Any adverse developments that occur during any clinical trials conducted by Ablaze Pharmaceuticals Inc. may affect our ability to obtain regulatory approval or commercialize our TRP platform.

Pursuant to our license agreement with Ablaze Pharmaceuticals Inc., we granted to Ablaze an exclusive, royalty-bearing and sublicensable (under certain conditions) license to certain of our intellectual property to develop, make, have made, use, sell, offer for sale, import and otherwise commercialize certain of our proprietary products (excluding RYZ101) for all therapeutic, prophylactic and diagnostic uses in greater China, which includes mainland China, Taiwan, Macau and Hong Kong. Under the Ablaze Agreement, we agreed, upon completion of certain product selection activities, that Ablaze shall have a designated period of time to decide whether to select such product as a product under the Ablaze Agreement. If Ablaze notifies us in writing within such period of time that it wishes to select such product, then such product will automatically become a selected product under the Ablaze Agreement. Any dispute with Ablaze may result in the delay or termination of the research, development or commercialization of any drug candidate that is subject to the collaboration in greater China and may result in costly litigation that diverts management attention and resources away from our day-to-day activities, which may adversely affect our business, financial condition, results of operations and prospects.

Furthermore, if serious adverse events occur during any clinical trials Ablaze decides to conduct with respect to our drug candidates, the FDA and other regulatory authorities may delay, limit, or deny approval of our drug candidates or require us to conduct additional clinical trials as a condition to marketing approval, which would increase our costs. If we receive FDA approval for our drug candidates and a new and serious safety issue is identified in connection with clinical trials conducted by Ablaze, the FDA and other regulatory authorities may withdraw their approval of the drug or otherwise restrict our ability to market and sell our drug. In addition, treating physicians may be less willing to administer our drug due to concerns over such adverse events, which would limit our ability to commercialize our current and future drug candidates.

Our success is dependent on our ability to successfully pursue business development, strategic partnerships and investment opportunities as our company matures. We are currently party to such arrangements, and we may enter into additional collaboration and licensing arrangements in the future, and we may not realize the benefits of such collaborations, alliances, acquisitions, or licensing arrangements.

We have entered into collaboration and licensing arrangements with Ablaze, Blaze Bioscience, Inc., Nimble Therapeutics, Inc., or Nimble, and PeptiDream, Inc., and a supply and collaboration agreement with Niowave, Inc., and may in the future form or seek strategic alliances or acquisitions, create joint ventures, or enter into additional collaboration and licensing arrangements with third parties that we believe will complement or augment our development and commercialization efforts with respect to RYZ101 and any future drug candidates that we may develop. Any of these relationships may require us to incur non-recurring and other charges, increase our near and long-term expenditures, issue securities that dilute our existing stockholders or disrupt our management and business.

In addition, we face significant competition in seeking appropriate strategic partners and the negotiation process is time-consuming and complex. We may not be successful in our efforts to establish a strategic partnership or acquisition or other alternative arrangements for our programs because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view our programs as having the requisite potential to demonstrate safety, potency, purity and efficacy and obtain regulatory approval.

Further, collaborations involving our technologies or any drug candidates are subject to numerous risks, which may include the following:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to a collaboration;

•

collaborators may not pursue development and commercialization of the subject of the collaboration, or may elect not to continue or renew development or commercialization of such drug candidates based on clinical trial results, changes in their strategic focus due to the acquisition of competitive drugs, availability of funding or other external factors, such as a business combination that diverts resources or creates competing priorities;

•

collaborators may delay clinical trials, provide insufficient funding for a clinical trial, stop a clinical trial, abandon a drug candidate, repeat or conduct new clinical trials or require a new formulation of a drug candidate for clinical testing;

•	collaborators could independently develop, or develop with third parties, drugs that compete directly or indirectly with RYZ101 or any of our future drug candidates;

•	a collaborator with marketing and distribution rights to one or more drugs may not commit sufficient resources to their marketing and distribution;

•

collaborators may not properly obtain, maintain, protect, defend or enforce our intellectual property rights or may use our intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liability;

•

disputes may arise between us and a collaborator that cause the delay or termination of the research, development or commercialization of RYZ101 or any of our potential drug candidates, or that result in costly litigation or arbitration that diverts management attention and resources;

•	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable future drug candidates;

•

collaborators may own or co-own intellectual property covering our drugs that results from our collaborating with them, and in such cases, we would not have the exclusive right to commercialize such intellectual property; and

•	collaborators may not pay milestones and royalties due to the company in a timely manner.

As a result, we may not be able to realize the benefit of our existing collaboration and licensing arrangements or any future strategic partnerships or acquisitions, collaborations or license arrangements we may enter into if we are unable to successfully integrate them with our existing operations and company culture, which could delay our timelines or otherwise adversely affect our business. We also cannot be certain that, following a strategic transaction, license, collaboration or other business development partnership, we will achieve the revenue or specific net income that justifies such transaction. Any delays in entering into new collaborations or strategic partnership agreements related to our current or future drug candidates could delay the development and commercialization of our current or future drug candidates in certain geographies or for certain indications, which would harm our business, financial condition, results of operations and prospects.

If our third-party manufacturers use hazardous and biological materials in a manner that causes injury or violates applicable law, we may be liable for damages.

Our research and development activities involve the controlled use of potentially hazardous substances, including chemical materials. Any third-party manufacturer that we engage with in the future will be subject to federal, state and local laws and regulations in the United States governing the use, manufacture, storage, handling and disposal of medical and hazardous materials. Although we intend to validate that any such manufacturers’ procedures for using, handling, storing and disposing of these materials comply with legally prescribed standards, we cannot completely eliminate the risk of contamination or injury resulting from medical or hazardous materials. As a result of any such contamination or injury, we may incur liability or local, city, state or federal authorities may curtail the use of these materials and interrupt our business operations. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our resources. Compliance with applicable environmental laws and regulations is expensive, and current or future environmental regulations may impair our research, development and production efforts, which could harm our business, financial condition, results of operations and prospects.

The incidence and prevalence of our target patient populations are estimations. If the market opportunities for RYZ101 or any of our future drug candidates are smaller than we estimate, our business, financial condition, results of operations and prospects may be harmed.

We rely on various sources, including published literature and public or proprietary databases, to ascertain an estimate of the number of patients with particular solid tumors, including those with high expression of SSTR2 protein. The determinable prevalence may vary depending on the source and quality of the underlying data and in some cases, insufficient data or poorly curated data may impact our ability to accurately estimate the prevalence of our target patient populations for each indication and in the aggregate across multiple indications both in the clinical trial setting, as well as in the commercial setting, if our drug is approved. If the market opportunities for our drug candidates are smaller than we estimate, our business, financial condition, results of operations and prospects may be harmed.

Risks related to intellectual property

We do not currently own or in-license any issued patents relating to our drug candidates.

We currently do not own or in-license any issued patents in our intellectual property portfolio, including any that cover the composition of matter or methods of using our drug candidate RYZ101. We do not have and do not expect to have any patents or patent applications that cover the active drug substance in RYZ101, which is Ac225 DOTATATE. We own a U.S. non-provisional patent application and a U.S. provisional patent application directed to the pharmaceutical formulation of RYZ101 and methods of using the formulation. However, we cannot predict whether the non-provisional patent application will result in the issuance of a patent that provides us with any competitive advantage. Furthermore, United States provisional patent applications are not eligible to become issued patents unless and until, among other things, we file a non-provisional patent application within 12 months of filing of one or more of our related provisional patent applications.

Any patents that issue from the U.S. non-provisional patent application and any future non-provisional patent applications that we may file claiming priority to the U.S. provisional patent application are expected to expire in 2042, excluding any patent term adjustments and extensions that may be available. However, we cannot be certain that we will obtain any issued patent based on our non-provisional patent application, and if obtained, whether it can provide meaningful protection for our drug candidate RYZ101. Further, we cannot be certain that we will file any future non-provisional patent applications and if filed, obtain patent protection for our drug candidate RYZ101. If we are unable to obtain patent protection on RYZ101, or any of our other drug candidates, our protection from generic competition will be limited to regulatory exclusivity, if any. If we do not obtain meaningful patent coverage for our drug candidates, their respective components, formulations, combination therapies, methods used to manufacture them, and methods of treatment, competitors may be able to erode or negate any competitive advantage we may have, which would likely harm our business and ability to achieve profitability. Any of the foregoing events could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Our success depends on our ability to obtain, maintain, enforce, defend and protect our intellectual property and our proprietary technologies, and conduct our business without infringing, misappropriating or otherwise violating an intellectual property or proprietary rights of others.

Our commercial success depends, in part, on our ability to obtain, maintain, enforce, defend and protect our intellectual property rights, including patent protection and trade secret protection for our drug candidates, proprietary technologies and their uses as well as our ability to operate without infringing upon, misappropriating or otherwise violating the proprietary rights of others. We generally seek to protect our proprietary position by filing patent applications in the United States and abroad related to our drug candidates, proprietary technologies and their uses that are important to our business. We may also seek to protect our proprietary position by acquiring or in-licensing relevant issued patents or pending patent applications or other intellectual property or proprietary rights from third parties. If we or our licensors are unable to obtain or maintain patent protection with respect to our drug candidates and other proprietary technologies we may develop, it could have a material adverse effect on our business, financial condition, results of operations and prospects.

Pending patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless, and until, patents issue from such applications, and then only to the extent the issued claims cover the technology. There can be no assurance that our patent applications or the patent applications of our current or future licensors will result in patents being issued or that issued patents will afford sufficient protection against competitors or other third parties with similar technology, nor can there be any assurance that the patents issued will not be infringed, designed around or invalidated by third parties.

Even issued patents may later be found invalid or unenforceable or may be modified or revoked in proceedings instituted by third parties before various patent offices or in courts in the United States and abroad. The degree of future protection for our and our licensors’ intellectual property or other proprietary rights is uncertain. Only limited protection may be available and may not adequately protect our rights or permit us to gain or keep any competitive advantage. These uncertainties and/or limitations in our ability to properly protect the intellectual property or other proprietary rights relating to our drug candidates could have a material adverse effect on our business, financial condition, results of operations and prospects.

We cannot be certain that the claims in our U.S. pending patent applications, our pending international patent applications and any patent applications that we may file in the future in the United States or foreign territories, or those of our current or future licensors, will be considered patentable by the U.S. Patent and Trademark Office, or USPTO, courts in the United States or by the patent offices and courts in foreign countries, nor can we be certain that the claims in our future issued patents will not be found invalid or unenforceable if challenged. Even if they are unchallenged, our owned and licensed patent applications, and any patents we obtain, may not provide us with any meaningful protection or prevent competitors from designing around our patent claims to circumvent our owned or licensed patents by developing similar or alternative technologies in a non-infringing manner. If the patent protection provided by the patent applications we own or license and any patents we obtain is not sufficiently broad to impede such competition, our ability to successfully commercialize our drug candidates could be negatively affected, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we or any of our potential future collaborators will be successful in protecting our drug candidates by obtaining, maintaining, enforcing and defending patents. These risks and uncertainties include the following:

•

the USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process, the non-compliance with which can result in abandonment or lapse of a patent or patent application, and partial or complete loss of patent rights in the relevant jurisdiction;

•	patent applications may not result in any patents being issued;

•	patents may be challenged, invalidated, modified, revoked, circumvented, found to be unenforceable or otherwise may not provide any competitive advantage;

•

our competitors or other third parties, many of whom have substantially greater resources than we do and many of whom have made significant investments in competing technologies, may seek or may have already obtained patents or other intellectual property rights that will limit, interfere with or eliminate our ability to make, use and sell our potential drug candidates;

•

there may be significant pressure on the U.S. government and international governmental bodies to limit the scope of patent protection both inside and outside the United States for disease treatments that prove successful, as a matter of public policy regarding worldwide health concerns; and

•

countries other than the United States may have patent laws less favorable to patentees than those upheld by U.S. courts, allowing foreign competitors a better opportunity to create, develop and market competing drug candidates.

The patent prosecution process is expensive, time-consuming and complex, and we and any current or future licensors may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patent applications at a reasonable cost or in a timely manner or in all jurisdictions where protection may be commercially advantageous. We may not be able to obtain or maintain patent applications and patents due to the subject matter claimed in such patent applications and patents being in disclosures in the public domain. It is also possible that we or any current or future licensors will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection.

In addition, although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, outside scientific collaborators, CROs, third-party manufacturers, consultants, advisors and other third parties, any of these parties may breach such agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to obtain or maintain valid and enforceable patent protection. Furthermore, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing or until issuance, or in some cases not at all. Therefore, we cannot be certain that we or our licensors were the first to make the inventions claimed in any of our owned or licensed patents or pending patent applications, or that we or our licensors were the first to file for patent protection of such inventions.

In addition, given the amount of time required for the development, testing and regulatory review of new drug candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing drugs similar or identical to ours. Any of the foregoing events could have a material adverse effect on our business, financial condition, results of operations, and prospects.

If the scope of any patent protection we obtain is not sufficiently broad, or if we lose any of our patent protection, our ability to prevent our competitors from commercializing similar or identical drug candidates would be adversely affected.

The patent position of biotechnology companies generally is highly uncertain, involves complex legal and factual questions, and has been the subject of much litigation in recent years. As a result, the issuance, scope, validity, enforceability, and commercial value of our patent rights are highly uncertain. Our pending and future patent applications and those of our current or future licensors may not result in patents being issued which protect our drug candidates and other proprietary technologies we may develop, or which effectively prevent others from commercializing competitive technologies and drug candidates.

Moreover, the coverage claimed in a patent application can be significantly reduced before the corresponding patent is issued, and its scope can be reinterpreted after issuance. Even if patent applications we own or in-license issue as patents in the future, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us, or otherwise provide us with any competitive advantage. Any patents that we own, or in-license, may be challenged or circumvented by third parties or may be narrowed or invalidated as a result of challenges by third parties. Consequently, we do not know whether our drug candidates or other proprietary technology will be protectable or remain protected by valid and enforceable patents. Even if a patent issues, our competitors or other third parties may be able to circumvent our patents or the patents of our current or future licensors by developing similar or alternative technologies or drugs in a non-infringing manner which could materially adversely affect our business, financial condition, results of operations and prospects.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our patents, if issued, or the patents of our current or future licensors may be challenged in the courts or patent offices in the United States and abroad. We or any of our licensors may be subject to a third-party pre-issuance submission of prior art to the USPTO, or become involved in opposition, derivation, revocation, reexamination, post-grant review, or PGR and inter partes review, or IPR, or other similar proceedings challenging our patent rights. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate or render unenforceable, our patent rights, allow third parties to commercialize our drug candidates and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize drugs without infringing, misappropriating or otherwise violating third-party patent rights. Moreover, our patents or the patents of our current or future licensors may become subject to post-grant challenge proceedings, such as oppositions in a foreign patent office, that challenge our priority of invention or other features of patentability with respect to our patents and patent applications or those of our current or future licensors. Such challenges may result in loss of patent rights, loss of exclusivity or in patent claims being narrowed, invalidated, or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and drugs, or limit the duration of the patent protection of our drug candidates. Such proceedings also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us. In addition, if the breadth or strength of protection provided by our patents and patent applications or the patents and patent applications of our current or future licensors is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future drug candidates.

Moreover, some of our owned patent applications and future patents are, and may in the future be, co-owned with third parties. If we are unable to obtain an exclusive license to any such third-party co-owners’ interest in such patents and patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing drugs and technology. In addition, we may need the cooperation of any such co-owners of such patents in order to enforce such patents against third parties, and such cooperation may not be provided to us. Any of the foregoing, could have a material adverse effect on our competitive position, business, financial condition, results of operations and prospects.

We may not be able to protect our intellectual property rights throughout the world.

Patents are of national or regional effect. Filing, prosecuting, maintaining, and defending patent rights and other proprietary rights on all of our research programs and drug candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our or our licensors’ inventions in all countries outside the United States, even in jurisdictions where we or our licensors do pursue patent protection, or from selling or importing drugs made using our or our licensors’ inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we and our licensors have not pursued and obtained patent protection to develop their own drugs and, further, may export otherwise infringing drugs to territories where we have patent protection, but enforcement is not as strong as that in the United States. These drugs may compete with our drug candidates, and our licensor’s patent applications, if issued, or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Various companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of many countries do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to pharmaceuticals and biotechnology products, which could make it difficult for us to stop the infringement of our patents, if issued, or marketing of competing drugs in violation of our intellectual property and proprietary rights. In addition, some jurisdictions, such as the EU, Japan, and China, may have a higher standard for patentability than in the United States, including, for example, the requirement of claims having literal support in the original patent filing and the limitation on using supporting data that is not in the original patent filing. Under those heightened patentability requirements, we may not be able to obtain sufficient patent protection in certain jurisdictions even though the same or similar patent protection can be secured in the United States and other jurisdictions.

Proceedings to enforce our intellectual property and proprietary rights in the United States and foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patent rights at risk of being invalidated or interpreted narrowly, could put our owned or in-licensed patent applications at risk of not issuing and could provoke third parties to assert claims against us. We or our licensors may not prevail in any lawsuits that we or our licensors initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Various countries outside the United States have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. As a result, a patent owner in these countries may have limited remedies in certain circumstances, which could materially diminish the value of such patent. If we or any of our licensors are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be adversely affected. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Further, the standards applied by the USPTO and foreign patent offices in granting patents are not always applied uniformly or predictably. As such, we do not know the degree of future protection that we will have on our technologies, drugs, and drug candidates. While we will endeavor to try to protect our technologies, drugs, and drug candidates with intellectual property rights such as patents, as appropriate, the process of obtaining patents is time consuming, expensive, and unpredictable. Any of the foregoing events could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Obtaining, maintaining, enforcing and defending our patent protection depends on compliance with various procedural, documentary, fee payment and other requirements imposed by regulations and governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and patent applications will be due to be paid to the USPTO and various foreign patent agencies at various stages over the lifetime of our owned or licensed patents and/or patent applications. We have systems in place to remind us to pay these fees, and we rely on our outside counsel and its outside patent annuity service to pay these fees when due. In addition, the USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We are also dependent on our licensors to take the necessary action to comply with these requirements with respect to our licensed intellectual property. We seek to employ reputable law firms and other professionals to help us comply with these provisions. In many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which non-compliance (including because of the ongoing COVID-19 pandemic) can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction, including as a result of failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If such an event were to occur, including with respect to the patents and patent applications covering our research programs and drug candidates, as well as their respective methods of use, manufacture, and formulations thereof, it could have a material adverse effect on our business, financial condition, results of operations and prospects, as for example, competitors might be able to enter the market earlier than would otherwise have been the case.

Patent terms may be inadequate to protect our competitive position on our drug candidates for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional application filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our drug candidates are obtained, once the patent life has expired, we may be open to competition from competitive drugs. Given the amount of time required for the development, testing and regulatory review of new drug candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned or licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing drugs similar or identical to ours, which would have a material adverse effect on our business, financial condition, results of operations, and prospects.

Changes in U.S. patent law, or laws in other countries, could diminish the value of patents in general, thereby impairing our ability to protect our drug candidates.

As is the case with other biotechnology companies, our success is heavily dependent on intellectual property and other proprietary rights, particularly patents. Obtaining, maintaining, enforcing, defending and protecting intellectual property and other proprietary rights, including patent rights in the biotechnology industry involve a high degree of technological and legal complexity. Therefore, obtaining, maintaining, enforcing, defending and protecting biotechnology patents is costly, time consuming and inherently uncertain. Changes in either the patent laws or in the interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property and may increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. We cannot predict the breadth of claims that may be allowed or enforced in our patents or in third-party patents. In addition, Congress or other foreign legislative bodies may pass patent reform legislation that is unfavorable to us.

For example, the U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty regarding our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the U.S. federal courts, the USPTO, or similar authorities in foreign jurisdictions, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patent and the patents we might obtain or license in the future. Any of the foregoing could have a material adverse effect on our owned and in-licensed patent portfolio and our ability to protect and enforce our intellectual property in the future, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications or those of our current or future licensors and the enforcement or defense of our future issued patents or those of our current or future licensors.

On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes several significant changes to U.S. patent law. These include provisions that affect the way patent applications will be prosecuted and may also affect patent litigation. In particular, under the Leahy-Smith Act, the United States transitioned in March 2013 to a “first inventor to file” system in which, assuming that other requirements of patentability are met, the first inventor to file a patent application will be entitled to the patent regardless of whether a third party was first to invent the claimed invention. A third party that files a patent application in the USPTO after March 2013, but before us, could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This will require us to be cognizant going forward of the time from invention to filing of a patent application. Furthermore, our ability to obtain and maintain valid and enforceable patents depends on whether the differences between our technology and the prior art allow our technology to be patentable over the prior art. Since patent applications in the United States and most other countries are confidential for a period after filing or until issuance, we may not be certain that we or our current or future licensors are the first to either (i) file any patent application related to our drug candidates or (ii) invent any of the inventions claimed in the patents or patent applications.

The Leahy-Smith Act also includes several significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including PGR, IPR, and derivation proceedings. An adverse determination in any such submission or proceeding could reduce the scope or enforceability of, or invalidate, our patent rights, which could adversely affect our competitive position.

Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in U.S. federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Thus, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications or those of our current or future licensors and the enforcement or defense of our future issued patents or those of our current or future licensors, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we do not obtain patent term extension for our drug candidates, our business may be materially harmed.

Depending upon the timing, duration, and specifics of FDA regulatory approval of our drug candidates, one or more patents issued from U.S. patent applications that we file or those of our current or future licensors may be eligible for limited patent term restoration under the Drug Price Competition and Patent Term Restoration Act of 1984 (Hatch-Waxman Amendments). The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during the FDA regulatory review process based on the first regulatory approval for a particular drug or biologic. A maximum of one patent may be extended per FDA-approved drug as compensation for the patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of drug approval, and only those claims covering such approved drug product, a method for using it or a method for manufacturing it may be extended. Patent term extension may also be available in certain foreign countries upon regulatory approval of our drug candidates. However, we may not be granted an extension for which we apply in the United States or any other jurisdiction because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. Moreover, the applicable time or the scope of patent protection afforded could be less than we request. In addition, to the extent we wish to pursue patent term extension based on a patent that we in-license from a third party, we would need the cooperation of that third party. If we are unable to obtain patent term extension or restoration, or the foreign equivalent, or the term of any such extension is less than we request, our competitors or other third parties may obtain approval of competing drugs following our patent expiration, and our revenue could be reduced, possibly materially. Further, if this occurs, our competitors or other third parties may take advantage of our investment in development and trials by referencing our clinical and preclinical data and launch their drug earlier than might otherwise be the case. Any of the foregoing could materially harm our business, financial condition, results of operations and prospects.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

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others may be able to develop drugs that are similar to our drug candidates or utilize similar technology but that are not covered by the claims of the patent applications that we own or license or any patents we may obtain in the future;

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we, or our current or future licensors or collaborators, might not have been the first to make the inventions covered by any such current or future pending patent applications that we own or license or any patents we may obtain in the future;

•	we, or our current or future licensors or collaborators, might not have been the first to file patent applications covering certain of our or their inventions;

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others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing, misappropriating or otherwise violating our owned or licensed intellectual property rights;

•	it is possible that the current or future pending patent applications we own or license will not lead to issued patents;

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any issued patents that we own or license in the future may be held invalid or unenforceable, including as a result of legal challenges by our competitors or other third parties, or may not provide us with any competitive advantages;

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our competitors or other third parties might conduct research and development activities in countries where we do not have patent or other intellectual property rights and then use the information learned from such activities to develop competitive drugs for sale in our major commercial markets;

•	it is possible that there are prior public disclosures that could invalidate our or our licensors’ patents;

•	we may not develop additional proprietary technologies that are patentable;

•	the patents or pending or future patent applications of others, if issued, may have an adverse effect on our business; and

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we may choose not to file for patent protection in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent application covering such intellectual property.

Should any of these events occur, it could have a material adverse effect on our business, financial condition, results of operations and prospects.

We cannot ensure that patent rights relating to inventions described and claimed in our pending patent applications will issue or that patents based on our patent applications will not be challenged and rendered invalid and/or unenforceable.

We have pending provisional patent applications in the United States and pending applications under the Patent Cooperation Treaty in our portfolio relating to our research programs and drug candidates. However, we cannot predict:

•	if and when patents may issue based on our patent applications, including as a result of the delays at the applicable patent office as a result of the ongoing COVID-19 pandemic;

•	the scope of protection of any patent issuing based on our patent applications;

•	whether the claims of any patent issuing based on our patent applications will provide protection against competitors;

•	whether or not third parties will find ways to challenge, narrow, invalidate or circumvent our patent rights;

•	whether or not others will obtain patents claiming aspects similar to those covered by our patents, if issued, and patent applications;

•	whether we will need to initiate litigation or administrative proceedings to enforce and/or defend our patent rights which will be costly whether we win or lose;

•	whether the patent applications that we own or in-license will result in issued patents with claims that cover our drug candidates or uses thereof; and/or

•	whether, as the COVID-19 pandemic continues to spread around the globe, we may experience patent office interruption or delays to our ability to timely secure patent coverage to our drug candidates.

We cannot be certain that the claims in our pending patent applications directed to our drug candidates, as well as technologies relating to our research programs will be considered patentable by the USPTO or by patent offices in foreign countries. One aspect of the determination of patentability of our inventions depends on the scope and content of the “prior art,” information that was or is deemed available to a person of skill in the relevant art prior to the priority date of the claimed invention. There may be prior art of which we are not aware that may affect the patentability of our patent claims or, if issued, affect the validity or enforceability of a patent claim relevant to our business. There is no assurance that there is not prior art of which we are aware, but which we do not believe is relevant to our business, which may, nonetheless, ultimately be found to limit our ability to make, use, sell, offer for sale or import our drugs that may be approved in the future, or impair our competitive position.

Even if the patents do issue based on our patent applications, third parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. Furthermore, even if they are unchallenged, patents in our portfolio may not adequately exclude third parties from practicing relevant technology or prevent others from designing around our claims. If the breadth or strength of our intellectual property position with respect to our drug candidates is threatened, it could dissuade companies from collaborating with us to develop and threaten our ability to commercialize our drug candidates. In the event of litigation or administrative proceedings, we cannot be certain that the claims in any of our issued patents will be considered valid by courts in the United States or foreign countries. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be involved in lawsuits to protect or enforce any patents we obtain in the future or our future licensors’ patents, which could be expensive, time consuming and unsuccessful. Further, any future issued patents we obtain or our current or future licensors’ patents could be found invalid or unenforceable if challenged in court.

Competitors or other third parties may infringe our intellectual property rights. To prevent such infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. In addition, in a patent infringement proceeding, a court may decide that a patent we own or in-license is not valid, is unenforceable or is not infringed. If we or any of our current or potential future collaborators were to initiate legal proceedings against a third party to enforce a patent directed at one of our drug candidates, the defendant could counterclaim that our patent or the patent of our current or future licensors is invalid or unenforceable in whole or in part. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge include an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, lack of sufficient written description, non-enablement, or obviousness-type double patenting. Grounds for an unenforceability assertion could include an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO or made a misleading statement during prosecution.

Third parties may also raise similar invalidity claims before the USPTO or patent offices abroad, even outside the context of litigation. Such mechanisms include re-examination, PGR, IPR, derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). The outcome following legal assertions of invalidity or unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we, our current or future licensors, and the patent examiners are unaware during prosecution. There is also no assurance that there is not prior art of which we are aware, but which we do not believe affects the validity or enforceability of a claim in our or our licensors’ patent applications or any patents or patent applications we may obtain or license in the future, which may, nonetheless, ultimately be found to affect the validity or enforceability of a claim. If a third party were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our technology or platform, or any drug candidates that we may develop. Such a loss of patent protection would have a material adverse impact on our business, financial condition, results of operations and prospects. Even if we establish infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy.

Derivation proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our future patents or patent applications or those of our current or future licensors. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms.

In addition, if the breadth or strength of protection provided by our or our licensors’ patent applications or the patents and patent applications we may obtain or in-license in the future is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future drug candidates.

Even if resolved in our favor, litigation or other legal proceedings relating to our intellectual property rights may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, rulings, motions and other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could compromise our ability to compete in the marketplace.

Because of the expense and uncertainty of litigation, we may conclude that even if a third party is infringing any one of our future issued patents or other intellectual property rights, the risk-adjusted cost of bringing and enforcing such an infringement claim or action may be too high or not in the best interest of our company or our stockholders. In such cases, we may decide that the more prudent course of action is to simply monitor the situation or initiate or seek some other non-litigious action or solution.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or other legal proceedings relating to our intellectual property rights, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation or other proceedings.

In addition, the issuance of a patent does not give us the right to practice the patented invention. Third parties may have blocking patents that could prevent us from marketing our own patented drug and practicing our own patented technology.

The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent which might adversely affect our ability to develop and market our drugs.

As the biotechnology industry expands and more patents are issued, the risk increases that our drug candidates may be subject to claims of infringement of the patent rights of third parties. There can be no assurance that our operations do not, or will not in the future, infringe existing or future third-party patents. Identification of third-party patent rights that may be relevant to our operations is difficult because patent searching is imperfect due to differences in terminology among patents, incomplete databases and the difficulty in assessing the meaning of patent claims. We cannot guarantee that any of our patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third-party patent and pending application in the United States and abroad that is relevant to our research and other operations or necessary for the commercialization of our drug candidates in any jurisdiction.

Numerous U.S. and foreign patents and pending patent applications are owned by third parties and exist in the fields in which we are commercializing or plan to commercialize our drug candidates and in which we are developing other proprietary technologies. Our competitors or other third parties in both the United States and abroad, many of which have substantially greater resources and have made substantial investments in patent portfolios and competing technologies, may have applied for or obtained or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with our ability to make, use and sell our drugs. We do not always conduct independent reviews of pending patent applications and patents issued to third parties. Patent applications in the United States and elsewhere are typically not published until approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Certain U.S. applications that will not be filed outside the United States can remain confidential until patents issue. In addition, patent applications in the United States and elsewhere can be pending for many years before issuance, or unintentionally abandoned patents or applications can be revived. Furthermore, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our technologies, our drugs, or the use of our drugs. As such, there may be applications of others now pending or recently revived patents of which we are unaware. These patent applications may later result in issued patents, or the revival of previously abandoned patents, that will prevent, limit or otherwise interfere with our ability to make, use or sell our drugs.

The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact our ability to market our drugs. We may incorrectly determine that our drugs are not covered by a third-party patent or may incorrectly predict whether a third party’s pending application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, which may negatively impact our ability to develop and market our drug candidates. Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our drugs.

We cannot provide any assurances that third-party patents do not exist which might be enforced against our current technology, including our research programs, drug candidates, their respective methods of use, manufacture and formulations thereof, and could result in either an injunction prohibiting our manufacture or future sales, or, with respect to our future sales, an obligation on our part to pay royalties and/or other forms of compensation to third parties, which could be significant.

Our commercial success depends significantly on our ability to operate without infringing, misappropriating or otherwise violating the intellectual property and other proprietary rights, including patents, of third parties. Claims by third parties that we infringe, misappropriate, or otherwise violate their intellectual property or other proprietary rights, may result in liability for damages or prevent or delay our developmental and commercialization efforts.

Our commercial success depends in part on avoiding infringement, misappropriation or other violation of the intellectual property and proprietary rights of third parties. However, our research, development and commercialization activities may be subject to claims that we infringe, misappropriate, or otherwise violate patents, trade secrets or other intellectual property rights owned or controlled by third parties. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future, regardless of their merit. If our defenses to such claims are unsuccessful, we could be liable for damages, which could be significant. Other entities may have or obtain patents, intellectual property rights or other proprietary rights that could limit our ability to make, use, sell, offer for sale, or import our drug candidates and drugs that may be approved in the future, or impair our competitive position. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the biotechnology industry, including patent infringement lawsuits, oppositions, reexaminations, IPR proceedings and PGR proceedings before the USPTO and/or corresponding foreign patent offices. Numerous third-party U.S. and foreign-issued patents and pending patent applications exist in the fields in which we are developing drug candidates. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our drug candidates. The intellectual property landscape around our radiopharmaceutical drug candidates is crowded, and third parties may initiate legal proceedings alleging that we are infringing, misappropriating, or otherwise violating their intellectual property.

As the biotechnology industry expands and more patents are issued, the risk increases that our drug candidates may be subject to claims of infringement, misappropriation or other violation of the patents or other intellectual property rights and proprietary rights of third parties. We are aware of certain third-party patent applications in this landscape that may, if issued as patents, be asserted to encompass aspects of our technology. Because patent applications are maintained as confidential for a certain period of time, until the relevant application is published, we may be unaware of third-party patents that may be infringed by commercialization of any of our drug candidates, and we cannot be certain that we were the first to file a patent application related to a drug candidate or technology. Moreover, because patent applications can take many years to issue, may be confidential for 18 months or more after filing and can be revised before issuance, there may be currently-pending patent applications that may later result in issued patents that our drug candidates may infringe. Furthermore, certain applications may remain confidential until a patent issues. In addition, identification of third-party patent rights that may be relevant to our technology is difficult because patent searching is imperfect due to differences in terminology among patents, incomplete databases and the difficulty in assessing the meaning of patent claims. There is also no assurance that there is not prior art of which we are aware, but which we do not believe is relevant to our business, which may, nonetheless, ultimately be found to limit our ability to make, use, sell, offer for sale or import our drugs that may be approved in the future, or impair our competitive position. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. Any claims of patent infringement asserted by third parties would be time consuming and could:

•	result in costly litigation that may cause negative publicity;

•	divert the time and attention of our technical personnel and management;

•	cause development delays;

•	prevent us from commercializing any of our drug candidates until the asserted patent expires or is held finally invalid or not infringed in a court of law;

•	require us to develop non-infringing technology, which may not be possible on a cost-effective basis;

•	subject us to significant liability to third parties, including treble damages and attorneys’ fees, if we are found to willfully infringe third-party intellectual property rights; or

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require us to enter into royalty or licensing agreements, which may not be available on commercially reasonable terms, or at all, or which might be non-exclusive, which could result in our competitors gaining access to the same technology.

We may choose to challenge the enforceability or validity of claims in a third party’s U.S. patent by requesting that the USPTO review the patent claims in an ex-parte re-exam, inter partes review or post-grant review proceedings. We may also choose to challenge the validity of a third party’s U.S. patent in federal court proceedings, however, to be successful, we would need to overcome a presumption of validity. As this burden is a high one requiring us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. Both USPTO and federal proceedings are expensive and may consume our time or other resources. We may choose to challenge a third party’s patent in patent opposition proceedings in the EPO, or other foreign patent office. The costs of these opposition proceedings could be substantial and may consume our time or other resources. If we fail to obtain a favorable result at the USPTO, EPO or other patent office, then we may be exposed to litigation by a third party alleging that the patent may be infringed by our drug candidates or proprietary technologies.

Although no third party has asserted a claim of patent infringement against us as of the date of this prospectus, others may hold proprietary rights that could prevent our drug candidates from being marketed. It is possible that a third party may assert a claim of patent infringement directed at any of our drug candidates. Any patent-related legal action against us claiming damages and seeking to enjoin commercial activities relating to our drug candidates, treatment indications, or processes could subject us to significant liability for damages, including treble damages and attorneys’ fees if we were determined to willfully infringe, and require us to obtain a license to manufacture or market our drug candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. We cannot predict whether we would prevail in any such actions or that any license required under any of these patents would be made available on commercially acceptable terms, if at all. Moreover, even if we or our future strategic partners were able to obtain a license, the rights may be nonexclusive, which could result in our competitors gaining access to the same intellectual property. In addition, we cannot be certain that we could redesign our drug candidates, treatment indications, or processes to avoid infringement, if necessary. Accordingly, an adverse determination in a judicial or administrative proceeding, or the failure to obtain necessary licenses, could prevent us from developing and commercializing our drug candidates, which could harm our business, financial condition, and operating results. In addition, intellectual property litigation, regardless of its outcome, may cause negative publicity and could prohibit us from marketing or otherwise commercializing our drug candidates and technology.

Parties making claims against us may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or administrative proceedings, there is a risk that some of our confidential information could be compromised by disclosure. In addition to any of the foregoing events, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise additional funds or otherwise have a material adverse effect on our business, results of operations, financial condition, and prospects.

Intellectual property litigation may lead to unfavorable publicity that harms our reputation and causes the market price of our common shares to decline.

During any intellectual property litigation, there could be public announcements of the initiation of the litigation as well as results of hearings, rulings on motion, and other interim proceedings or developments in the litigation. If securities analysts or investors regard these announcements as negative, the perceived value of our existing drug candidates, approved drugs, programs, or intellectual property could be diminished. Accordingly, the market price of shares of our common stock may decline. Such announcements could also harm our reputation or the market for our future drugs, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition, we rely on the protection of our trade secrets, including unpatented know-how, technology and other proprietary information to maintain our competitive position. Trade secrets and know-how can be difficult to protect. Although we have taken steps to protect our trade secrets and unpatented know-how, including entering into confidentiality agreements with third parties, and confidential information and invention assignment agreements with employees, consultants and advisors, we cannot provide any assurances that all such agreements have been duly executed, and any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems; however, such systems and security measures may be breached, and we may not have adequate remedies for any breach. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and process. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets.

Moreover, third parties may still lawfully obtain this information or may come upon this or similar information independently, and we would have no right to prevent them from using that technology or information to compete with us. If any of these events occurs or if we otherwise lose protection for our trade secrets, the value of this information may be greatly reduced, and our competitive position would be harmed. If we do not apply for patent protection prior to such publication or if we cannot otherwise maintain the confidentiality of our proprietary technology and other confidential information, then our ability to obtain patent protection or to protect our trade secret information may be jeopardized. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor or other third party will discover them or that our trade secrets will be misappropriated or disclosed.

In addition to seeking patent protection for some of our technology and drug candidates, we also rely on trade secrets, including unpatented know-how, technology, and other proprietary information, to maintain our competitive position. Elements of our drug candidates, including processes for their preparation and manufacture, may involve proprietary know-how, information, or technology that is not covered by patents, and thus for these aspects we may consider trade secrets and know-how to be our primary intellectual property. Any disclosure, either intentional or unintentional, by our employees, the employees of third parties with whom we share our facilities or third-party consultants and vendors that we engage to perform research, clinical trials or manufacturing activities, or misappropriation by third parties (such as through a cybersecurity breach) of our trade secrets or proprietary information could enable competitors to duplicate or surpass our technological achievements, thus eroding our competitive position in our market.

Trade secrets and unpatented know-how can be difficult to trace, protect and enforce. We require our employees to enter into written employment agreements containing provisions of confidentiality and obligations to assign to us any inventions generated in the course of their employment. We seek to protect our potential trade secrets, proprietary know-how and information in part, by entering into non-disclosure and confidentiality agreements with parties who are given access to them, such as our corporate collaborators, outside scientific collaborators, CROs, CMOs, consultants, advisors and other third parties. With our consultants, contractors and outside scientific collaborators, these agreements typically include invention assignment obligations. Although we have taken steps to protect our trade secrets and unpatented know-how, we cannot provide any assurances that all such agreements have been duly executed, and any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets and unpatented know-how, and we may not be able to obtain adequate remedies for such breaches. Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our proprietary technologies will be effective. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our drugs that we consider proprietary. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets.

Trade secrets may be independently developed by others in a manner that could prevent legal recourse by us. Trade secrets will over time be disseminated within the industry through independent development, the publication of journal articles and the movement of skilled personnel from company to company or academic to industry scientific positions. Though our agreements with third parties typically restrict the ability of our advisors, employees, collaborators, licensors, suppliers, third-party contractors, and consultants to publish data potentially relating to our trade secrets, our agreements may contain certain limited publication rights. Because from time to time we expect to rely on third parties in the development, manufacture and distribution of our drugs and provision of our services, we must, at times, share trade secrets with them. Despite employing the contractual and other security precautions described above, the need to share trade secrets increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, our competitive position would be harmed, and our business, financial condition, results of operations and prospects could be materially adversely affected.

We may be subject to claims that we or our employees, consultants, or collaborators have wrongfully used or disclosed alleged confidential information or trade secrets of their former employers or claims asserting ownership of what we regard as our own intellectual property.

Some of our employees, consultants and advisors are currently or were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. We have sought to enter into, and may in the future seek to enter into, non-disclosure and confidentiality agreements to protect the proprietary positions of third parties, such as outside scientific collaborators, CROs, third-party manufacturers, consultants, advisors, potential partners, and other third parties. Although we try to ensure that our employees, consultants, and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. We may become subject to litigation where a third party asserts that we or our employees inadvertently or otherwise breached the agreements and used or disclosed trade secrets or other information proprietary to the third parties. Defense of such matters, regardless of their merit, could involve substantial litigation expense and be a substantial diversion of employee resources from our business. We cannot predict whether we would prevail in any such actions.

Moreover, intellectual property litigation, regardless of its outcome, may cause negative publicity and could prohibit us from marketing or otherwise commercializing our drug candidates and technology. Failure to defend against any such claim could subject us to significant liability for monetary damages or prevent or delay our developmental and commercialization efforts, which could adversely affect our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to our management team and other employees. In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property we regard as ours. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, to determine the ownership of what we regard as our intellectual property, or defend claims that they may bring against us. Such claims could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, we or our licensors may in the future be subject to claims by former employees, collaborators, consultants or other third parties asserting an ownership right in our owned or licensed patent applications or future patents, patent applications, trade secrets or other intellectual property. Litigation may be necessary to defend against these and other claims challenging inventorship or ownership of our patent rights, trade secrets or other intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and distraction to management and other employees. An adverse determination in any such submission or proceeding may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar drug candidates and technology, without payment to us, or could limit the duration of the patent protection covering our drug candidates and proprietary technology. Such challenges may also result in our inability to develop, manufacture or commercialize our drug candidates and proprietary technology without infringing third-party patent rights.

Parties making claims against us may be able to sustain the costs of complex intellectual property litigation more effectively than we can because they have substantially greater resources. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure. Any of the foregoing have a material adverse effect on our business, financial condition, results of operations, and prospects.

Our rights to develop and commercialize our technology and drug candidates may be subject, in part, to the terms and conditions of licenses granted to us by others.

We have entered into and may enter into license agreements in the future with others to advance our existing or future research or allow commercialization of our existing or future drug candidates. If we fail to comply with our obligations under our intellectual property licenses, if the licenses are terminated, or if disputes regarding these licenses arise, we could lose significant rights that are important to our business. These licenses may not provide exclusive rights to use such intellectual property and technology in all relevant fields of use and in all territories in which we may wish to develop or commercialize our technology and drugs in the future.

In addition, subject to the terms of any such license agreements, we may not have the right to control the preparation, filing, prosecution, maintenance, enforcement, and defense of patents and patent applications covering the technology that we license from third parties. In such an event, we cannot be certain that these patents and patent applications will be prepared, filed, prosecuted, maintained, enforced, and defended in a manner consistent with the best interests of our business. If we or our current or future licensors fail to prosecute, maintain, enforce, and defend such patents or patent applications, or lose rights to those patents or patent applications, the rights we have licensed may be reduced or eliminated, and our right to develop and commercialize any of our drug candidates that are subject of such licensed rights could be adversely affected.

Our current or future licensors may rely on third-party consultants or collaborators or on funds from third parties such that our licensors are not the sole and exclusive owners of the patents we in-license. If other third parties have ownership rights to our current or future in-licensed patents, they may be able to license such patents to our competitors, and our competitors could market competing drugs and technology. This could have a material adverse effect on our competitive position, business, financial condition, results of operations, and prospects.

It is possible that we may be unable to obtain licenses at a reasonable cost or on reasonable terms, if at all. Even if we can obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. If we are unable to do so, we may be unable to develop or commercialize the affected drug candidates, which could harm our business, financial condition, results of operations, and prospects significantly. We cannot provide any assurances that third-party patents do not exist which might be enforced against our current technology, manufacturing methods, drug candidates, or future methods or drugs resulting in either an injunction prohibiting our manufacture or future sales, or, with respect to our future sales, an obligation on our part to pay royalties and/or other forms of compensation to third parties, which could be significant. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition, results of operations, and prospects.

If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our current and future licensors, we could lose license rights that are important to our business.

We are heavily reliant upon licenses from third parties to certain patent rights and proprietary technology that are important or necessary to the development of our proprietary technology. Further development and commercialization of our TRP platform and proprietary technology may require us to enter into additional license or collaboration agreements. Our future licenses may not provide us with exclusive rights to use the licensed intellectual property and technology, or may not provide us with exclusive rights to use such intellectual property and technology in all relevant fields of use and in all territories in which we may wish to develop or commercialize our drug candidates and proprietary technology in the future. Additionally, our current license agreements impose, and future agreements may impose, various development, diligence, commercialization and other obligations on us and require us to meet development timelines, or to exercise commercially reasonable efforts to develop and commercialize licensed products, in order to maintain the licenses.

Disputes may arise between us and our current or future licensors regarding intellectual property subject to a license agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	our financial or other obligations under the license agreement;

•	whether and the extent to which our technology and processes infringe, misappropriate or otherwise violate intellectual property of the licensor that is not subject to the licensing agreement;

•	our right to sublicense patents and other rights to third parties;

•	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

•	our right to transfer or assign the license;

•	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our current or future licensors and us and our partners; and

•	the priority of invention of patented technology.

In addition, the agreements under which we license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations, and prospects. Moreover, if disputes over intellectual property that we have licensed, or license in the future, prevent or impair our ability to maintain our licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected drug candidates, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Despite our best efforts, our current or future licensors might conclude that we materially breached our license agreements and might therefore terminate the license agreements, thereby removing our ability to develop and commercialize drugs and technology covered by these license agreements. If these in-licenses are terminated, or if the underlying patents fail to provide the intended exclusivity, competitors will have the freedom to seek regulatory approval of, and to market, drugs identical to ours and we may be required to cease our development and commercialization of certain of our drug candidates and proprietary technology. This could have a material adverse effect on our competitive position, business, financial condition, results of operations, and prospects.

Our technology licensed from various third parties may be subject to retained rights. Intellectual property discovered through government funded programs may be subject to federal regulations such as “march-in” rights, certain reporting requirements and a preference for U.S.-based companies.

Our current and future licensors may retain certain rights under the relevant agreements with us, including the right to use the underlying technology for noncommercial academic and research use, to publish general scientific findings from research related to the technology, and to make customary scientific and scholarly disclosures of information relating to the technology. It is difficult to monitor whether our licensors limit their use of the technology to these uses, and we could incur substantial expenses to enforce our rights to our licensed technology in the event of misuse.

In addition, the U.S. federal government retains certain rights in inventions produced with its financial assistance under the Patent and Trademark Law Amendments Act, or the Bayh-Dole Act. The federal government retains a “nonexclusive, nontransferable, irrevocable, paid-up license” for its own benefit. The Bayh-Dole Act also provides federal agencies with “march-in rights.” March-in rights allow the government, in specified circumstances, to require the contractor or successors in title to the patent to grant a “nonexclusive, partially exclusive, or exclusive license” to a “responsible applicant or applicants.” If the patent owner refuses to do so, the government may grant the license itself.

We or our current and future licensors may collaborate with academic institutions to accelerate our research or development. Some of our licensed patents and patent applications may have been generated using U.S. government funding, and we may acquire or license in the future intellectual property rights that have been generated with U.S. government funding or grants. If the U.S. government exercises its march-in rights in our existing or future intellectual property rights that are generated with U.S. government funding or grants, we could be forced to license or sublicense intellectual property developed by us or that we license on terms unfavorable to us, and there can be no assurance that we would receive compensation from the U.S. government for the exercise of such rights. The U.S. government also has the right to take title to these inventions if the grant recipient fails to disclose the invention to the government or fails to file an application to register the intellectual property within specified time limits. Intellectual property generated under a government funded program is also subject to certain reporting requirements, compliance with which may require us to expend substantial resources. In addition, the U.S. government requires that any drugs embodying any of these inventions or produced through the use of any of these inventions be manufactured substantially in the United States. This preference for U.S. industry may be waived by the federal agency that provided the funding if the owner or assignee of the intellectual property can show that reasonable but unsuccessful efforts have been made to grant licenses on similar terms to potential licensees that would be likely to manufacture substantially in the United States or that under the circumstances domestic manufacture is not commercially feasible. This preference for U.S. industry may limit our ability to contract with non-U.S. drug manufacturers for drugs covered by such intellectual property. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition, results of operations, and prospects.

We may not be successful in obtaining or maintaining necessary rights to our drug candidates through acquisitions and in-licenses.

Because our development programs may require or in the future require the use of intellectual property or proprietary rights held by third parties, the growth of our business may depend in part on our ability to acquire, in-license, or use these third-party intellectual property or proprietary rights. We may be unable to acquire or in-license any compositions, methods of use, processes, or other third-party intellectual property rights from third parties that we identify as necessary for our drug candidates. The licensing and acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary.

More established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment or at all. If we are unable to successfully obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights we have, we may be required to expend significant time and resources to redesign or our drug candidates, to develop or license replacement candidates, all of which may not be feasible on a technical or commercial basis, and we may have to abandon development of the relevant program or drug candidate, any of which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Further, any future collaborations that we enter into may not be successful. The success of our collaboration arrangements will depend heavily on the efforts and activities of our collaborators. Collaborations are subject to numerous risks, which may include that:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to collaborations;

•

collaborators may not pursue development and commercialization of our therapeutics or may elect not to continue or renew development or commercialization programs based on trial or test results, changes in their strategic focus due to the acquisition of competitive drugs, availability of funding or other external factors, such as a business combination that diverts resources or creates competing priorities, or the ongoing COVID-19 pandemic;

•	collaborators could independently develop, or develop with third parties, drugs that compete directly or indirectly with our drug candidates;

•

a collaborator with marketing, manufacturing and distribution rights to one or more drug candidates may not commit sufficient resources to or otherwise not perform satisfactorily in carrying out these activities;

•	we could grant exclusive rights to our collaborators that would prevent us from collaborating with others;

•

collaborators may not properly maintain or defend our intellectual property rights or may use our intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liability;

•

disputes may arise between us and a collaborator that causes the delay or termination of the research, development or commercialization of our drug candidates or that results in costly litigation or arbitration that diverts management attention and resources;

•	collaborations may be terminated, and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable drug candidates;

•

collaborators may own or co-own intellectual property covering our technologies or drug candidates that results from our collaborating with them, and in such cases, we would not have the exclusive right to develop or commercialize such intellectual property; and

•	a collaborator’s sales and marketing activities or other operations may not be in compliance with applicable laws resulting in civil or criminal proceedings.

Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition, results of operations, and prospects.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

We intend to use registered or unregistered trademarks or trade names to brand and market ourselves and our drugs. Our current or future registered or unregistered trademarks and trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. If we assert trademark infringement claims, a court may determine that the trademarks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

During trademark registration proceedings, we may receive rejections of our applications by the USPTO or in other foreign jurisdictions. Although we would be given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected. We may license our trademarks and trade names to third parties, such as distributors. Although these license agreements may provide guidelines for how our trademarks and trade names may be used, a breach of these agreements or misuse of our trademarks and trade names by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks and trade names.

Moreover, any name we may propose to use with our drug candidates in the United States must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. Similar requirements exist in Europe. The FDA typically conducts a review of proposed drug names, including an evaluation of potential for confusion with other drug names. If the FDA (or an equivalent administrative body in a foreign jurisdiction) objects to any of our proposed proprietary drug names, it may be required to expend significant additional resources in an effort to identify a suitable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA. Furthermore, in many countries, owning and maintaining a trademark registration may not provide an adequate defense against a subsequent infringement claim asserted by the owner of a senior trademark.

Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively, and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our business, financial condition, results of operations and prospects.

Risks related to our common stock and this offering

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Prior to this offering, as of December 31, 2021, our executive officers, directors, holders of 5% or more of our capital stock and their respective affiliates owned approximately                 % of our outstanding voting stock

and, upon the closing of this offering, that same group will own approximately                 % of our outstanding voting stock (assuming no exercise of the underwriters’ option to purchase additional shares and without giving effect to any purchases that certain of these holders may make in this offering). Therefore, even after this offering these stockholders will have the ability to influence us through this ownership position. These stockholders may be able to determine all matters requiring stockholder approval and they may have interests that differ from yours and may be adverse to your interests. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction.

Our stock price may be volatile or may decline regardless of our operating performance, resulting in substantial losses for investors.

The market price of our common stock may be highly volatile and may fluctuate substantially as a result of a variety of factors, some of which are related in complex ways. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including the factors listed below and other factors describe in this “Risk factors” section:

•	developments with respect to our pipeline, including the commencement, enrollment, or results of current and future preclinical studies and clinical trials;

•

any delay in our regulatory filings for RYZ101 or any of our future drug candidates and any adverse development or perceived adverse development with respect to the applicable regulatory authority’s review of such filings, including, without limitation, the issuance by the FDA of a “refusal to file” letter or a request for additional information;

•	adverse results or delays in clinical trials;

•	our decision to initiate a preclinical study or clinical trial, not to initiate a preclinical study or clinical trial or to terminate an existing preclinical study or clinical trial;

•

adverse actions taken by regulatory agencies with respect to our preclinical studies or clinical trials, manufacturing supply chain or sales and marketing activities, including failure to receive regulatory approval of our future drug candidates;

•	changes in laws or regulations, including, but not limited to, preclinical study or clinical trial requirements for approvals;

•	any adverse changes to our relationship with manufacturers or suppliers;

•	manufacturing, supply or distribution shortages;

•	our failure to commercialize approved drugs;

•	changes in the structure of healthcare payment systems;

•	additions or departures of key scientific or management personnel;

•	unanticipated serious safety concerns related to the use of RYZ101 or any of our future drug candidates;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technologies;

•	variations in our results of operations;

•	our cash position;

•	our failure to meet the estimates and projections of the investment community or that we may otherwise provide to the public;

•	publication of research reports about us or our industry, or small molecule drugs in particular, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

•	announcements made by us or our competitors of new drug offerings, acquisitions, strategic relationships, joint ventures, or capital commitments;

•	our inability to establish or maintain collaborations;

•	our ability to effectively manage our growth;

•	the size of our initial target markets;

•	changes in the market valuations of similar companies;

•	press reports, whether or not true, about our business;

•	sales or perceived potential sales of our common stock by us or our stockholders in the future;

•	overall fluctuations in the equity markets;

•	ineffectiveness of our internal controls;

•	changes in accounting practices or principles;

•	changes or developments in the global regulatory environment;

•	litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;

•	general political, economic, industry and market conditions; and

•	other events or factors, many of which are beyond our control.

In addition, the stock market in general and biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. If the market price of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on, and may lose some or all of, your investment.

Future sales of our common stock in the public market could cause our common stock price to fall.

Our common stock price could decline as a result of sales of a large number of shares of common stock after this offering or the perception that these sales could occur. These sales, or the possibility that these sales may occur, might also make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate.

Upon the completion of this offering,                shares of common stock will be outstanding (or                 shares if the underwriters exercise their over-allotment option to purchase additional shares from us in full), based on the number of shares outstanding as of December 31, 2021, after giving effect to the conversion of all of our outstanding convertible preferred stock into shares of common stock.

Substantially all shares of common stock expected to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, unless held by our “affiliates” as defined in Rule 144 under the Securities Act. The resale of the remaining                 shares, or                 % of our outstanding shares of common stock following this offering, is currently prohibited or otherwise restricted as a result of securities law provisions, market standoff agreements entered into by certain of our stockholders with us or lock-up agreements entered into by our stockholders with the underwriters in connection with this offering. However, subject to applicable securities law restrictions, these shares will be able to be sold in the public market beginning 181 days after the date of this prospectus. Shares issued upon the exercise of stock options outstanding under our equity incentive plans or pursuant to future awards granted under those plans will become available for sale in the public market to the extent permitted by the provisions of applicable vesting schedules, market stand-off agreements and/or lock-up agreements, as well as Rules 144 and 701 under the Securities Act. For more information, see the section titled “Shares eligible for future sale.”

Upon the completion of this offering, the holders of approximately                 shares, or                 % of our outstanding shares following this offering, of our common stock will have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or our other stockholders. See “Description of capital stock—Stockholder registration rights.” We also intend to register the offer and sale of all shares of common stock that we may issue under our equity compensation plans. Once we register the offer and sale of shares for the holders of registration rights and shares that may be issued under our equity incentive plans, these shares will be able to be sold in the public market upon issuance, subject to the lock-up agreements described under “Underwriting.”

In addition, in the future, we may issue additional shares of common stock, or other equity or debt securities convertible into common stock, in connection with a financing, acquisition, employee arrangement, or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and could cause the price of our common stock to decline.

There has been no prior public market for our common stock, and an active trading market may not develop or be sustained.

There has been no public market for our common stock prior to this offering. The initial public offering price for our common stock will be determined through negotiations among the underwriters and us and may vary from the market price of our common stock following this offering. An active or liquid market in our common stock may not develop upon closing of this offering or, if it does develop, it may not be sustainable. The lack of an active market may impair the value of your shares, your ability to sell your shares at the time you wish to sell them and the prices that you may obtain for your shares. An inactive market may also impair our ability to raise capital by selling our common stock and our ability to acquire other companies, drugs, or technologies by using our common stock as consideration.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution.

The initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of our outstanding common stock immediately after the offering. Based on an assumed initial public offering price of $                 per share (the midpoint of the price range set forth on the cover page of this prospectus), and our net tangible book value as of December 31, 2021, if you purchase our common stock in this offering, you will pay more for your shares than the amounts paid by our existing stockholders for their shares and you will experience substantial and immediate dilution in the pro forma net tangible book value per

share of $                 as of December 31, 2021. This dilution is due in large part to the fact that our earlier investors paid substantially less than the assumed initial public offering price when they purchased their shares of our capital stock. As a result of this dilution, investors purchasing stock in this offering may receive significantly less than the full purchase price that they paid for the shares purchased in this offering in the event of a liquidation.

You will experience additional dilution when those holding stock options exercise their right to purchase common stock under our equity incentive plans or when we otherwise issue additional shares of common stock. For additional details see the section entitled “Dilution.”

We do not currently intend to pay dividends on our common stock and, consequently, our stockholders’ ability to achieve a return on their investment will depend on appreciation of the value of our common stock.

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. We do not intend to declare or pay any cash dividends on our capital stock in the foreseeable future. As a result, any investment return on our common stock will depend upon increases in the value for our common stock, which is not certain.

Participation in this offering by our existing stockholders and their affiliated entities may reduce the public float for our common stock.

To the extent certain of our existing stockholders and their affiliated entities participate in this offering, such purchases would reduce the non-affiliate public float of our shares, meaning the number of shares of our common stock that are not held by officers, directors and holders of more than 5% of our common stock. A reduction in the public float could reduce the number of shares that are available to be traded at any given time, thereby adversely impacting the liquidity of our common stock, and depressing the price at which you may be able to sell shares of common stock purchased in this offering.

Our management team has broad discretion to use the net proceeds from this offering and its investment of these proceeds may not yield a favorable return. They may invest the net proceeds from this offering in ways with which investors disagree.

Our management will have broad discretion over the use of net proceeds from this offering and could spend the net proceeds in ways our stockholders may not agree with or that do not yield a favorable return, if at all. If we do not invest or apply the net proceeds from this offering in ways that improve our operating results, we may fail to achieve expected financial results, which could cause our stock price to decline. For additional details see the section entitled “Use of proceeds.”

If securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business or our market, or if they change their recommendations regarding our common stock adversely, the trading price or trading volume of our common stock could decline.

The trading market for our common stock will be influenced in part by the research and reports that securities or industry analysts may publish about us, our business, our market, or our competitors. If one or more of these analysts initiate research with an unfavorable rating or downgrade our common stock, provide a more favorable recommendation about our competitors, or publish inaccurate or unfavorable research about our business, our common stock price would likely decline. If any analyst who may cover us were to cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the trading price or trading volume of our common stock to decline. In addition, if we fail to the meet the forecasts published by these analysts, the trading price of our common stock would likely decline.

We are an “emerging growth company” and a “smaller reporting company”, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act and, for as long as we continue to be an “emerging growth company,” we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies, including:

•

not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act;

•	reduced disclosure obligations regarding executive compensation in this prospectus, and in our periodic reports on Form 10-Q, and annual report on Form 10-K; and

•	exemptions from the requirements of holding non-binding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We could be an “emerging growth company” for up to five years following the completion of our initial public offering. Our status as an “emerging growth company” will end as soon as any of the following takes place:

•	the last day of the fiscal year in which we have more than $1.07 billion in annual revenue;

•	the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates;

•	the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; or

•	the last day of the fiscal year ending after the fifth anniversary of the completion of our initial public offering.

We are also a “smaller reporting company” as defined in Regulation S-K under the Securities Act and have elected to take advantage of certain of the scaled disclosures available to smaller reporting companies. We may be a smaller reporting company even after we are no longer an emerging growth company, which may allow us to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act.

We cannot predict if investors will find our common stock less attractive if we choose to rely on any of the exemptions afforded to emerging growth companies and smaller reporting companies. If some investors find our common stock less attractive because we rely on any of these exemptions, there may be a less active trading market for our common stock and the market price of our common stock may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period for any new or revised accounting standards during the period in which we remain an “emerging growth company” (or we affirmatively and irrevocably opt out of the extended transition period); however, we may adopt certain new or revised accounting standards early. As a result, our financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and stock price.

Global credit and financial markets have experienced extreme volatility and disruptions in the past several years, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability, including most recently in connection with the COVID-19 pandemic. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, or do not improve, it may make any debt or equity financing more difficult, more costly, and more dilutive. Furthermore, our stock price may decline due in part to the volatility of the stock market and the general economic downturn.

Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to delay, scale back or discontinue the development and commercialization of RYZ101 or one or more of our future drug candidates or delay our pursuit of potential in-licenses or acquisitions. In addition, there is a risk that one or more of our current service providers, manufacturers and other partners may not succeed or survive these difficult economic times, which could directly affect our ability to attain our operating goals on schedule and on budget.

Our amended and restated certificate of incorporation that will be effective upon the closing of this offering will designate the state courts in the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, the federal court for the District of Delaware, as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could discourage lawsuits against us or our directors, officers, or employees.

Our amended and restated certificate of incorporation that we intend to adopt effective upon the completion of this offering will provide that, to the fullest extent permitted by law, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, any state court located within the State of Delaware, or if all such state courts lack jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom will be the sole and exclusive forum for the following types of claims or causes of action under Delaware statutory or common law: (i) any derivative claim or cause of action brought on our behalf; (ii) any claim or cause of action asserting a breach of a fiduciary duty owed by any current or former director, officer or other employee, to us or our stockholders; (iii) any claim or cause of action against us or any of our current or former directors, officers or other employees, arising out of or pursuant to any provisions of the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws; (iv) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws; (v) any claim or cause of action as to which the Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware; and (vi) any claim or cause of action against us, or any of our directors, officers or other employees, that is governed by the internal affairs doctrine, or otherwise related to our internal affairs, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. The amended and restated certificate of incorporation we intend to adopt effective upon closing of this offering states that these choice of forum provisions will not apply to claims or causes of action brought to enforce a duty or liability created by the Securities Act, the Securities Exchange Act of 1934, or the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. This amended and restated certificate of incorporation will further provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, including all causes of action asserted against any defendant named in such complaint.

These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees and may discourage these types of lawsuits. Furthermore, if a court were to find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.

Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect at the completion of this offering could make a merger, tender offer, or proxy contest difficult, thereby depressing the trading price of our common stock.

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to and upon the completion of this offering, respectively, may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

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permit our board of directors to issue shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change in our control);

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

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provide that the board of directors or any individual director may only be removed with cause and the affirmative vote of the holders of at least 66 2/3% of the voting power of all of our then outstanding common stock;

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provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	divide our board of directors into three classes;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

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provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner and also specify requirements as to the form and content of a stockholder’s notice;

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do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose); and

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provide that special meetings of our stockholders may be called only by the chairman of the board, our Chief Executive Officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors.

The amendment of any of these provisions, with the exception of the ability of our board of directors to issue shares of preferred stock and designate any rights, preferences and privileges thereto, would require approval by the holders of at least 66 2/3% of our then-outstanding common stock.

In addition, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time. A Delaware corporation may opt out of this provision by express provision in its original certificate of incorporation or by amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out of this provision.

These and other provisions in our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law could make it more difficult for stockholders or potential acquirors to obtain control of our board of directors or initiate actions that are opposed by our then-current board of directors, including delay or impede a merger, tender offer or proxy contest involving our company. The existence of these provisions could negatively affect the price of our common stock and limit opportunities for you to realize value in a corporate transaction.

For information regarding these and other provisions, see the section entitled “Description of capital stock.”

General risk factors

We will incur significantly increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an “emerging growth company” or a “smaller reporting company,” we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Exchange Act, which will require, among other things, that we file with the SEC annual, quarterly and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and The Nasdaq Global Market to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive compensation-related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas, such as “say on pay” and proxy access. Emerging growth companies may implement many of these requirements over a longer period and up to five years from the pricing of this offering. We intend to take advantage of these extended transition periods but cannot guarantee that we will not be required to implement these requirements sooner than budgeted or planned and thereby incur unexpected expenses. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the way we operate our business in ways we cannot currently anticipate.

We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition, results of operations and prospects. The increased costs will decrease our net income or increase our net loss and may require us to reduce costs in other areas of our business or increase the prices of our drug candidate, if approved. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees, or as executive officers.

As we are headquartered in California, we will also become subject to California law’s corporate board diversity requirements. In September 2018, the governor of California signed into law Senate Bill 826, or SB 826, which generally requires public companies with principal executive offices in California to have a minimum number of females on the company’s board of directors. As of December 31, 2021, each public company was required to have at least two females on its board of directors if the company has at least five directors, and at least three females on its board of directors if the company has at least six directors.

Additionally, on September 30, 2020, the governor of California signed into law Assembly Bill 979, or AB 979, which expands upon SB 826, requiring public companies with principal executive offices in California to include specified numbers of directors from “underrepresented communities.” A director from an “underrepresented community” means a director who self-identifies as Black, African American, Hispanic, Latino, Asian, Pacific Islander, Native American, Native Hawaiian, Alaska Native, or LGBTQ+. As of December 31, 2021, each public company with principal executive offices in California is required to have at least one director from an underrepresented community. By December 31, 2022, a public company with between five and eight directors will be required to have a minimum of two directors from underrepresented communities, and a public company with nine or more directors will need to have a minimum of three directors from underrepresented communities. Neither SB 826 nor AB 979 provide a transition period for newly listed companies.

If we fail to comply with either SB 826 or AB 979, we could be fined by the California Secretary of State, with a $100,000 fine for the first violation and a $300,000 fine for each subsequent violation of either law, and our reputation may be adversely affected.

Raising additional capital may cause dilution to our stockholders, including purchasers of common stock in this offering, restrict our operations or require us to relinquish rights to our technologies or drug candidates.

Until such time, if ever, as we can generate substantial revenue from the sale of drugs, we expect to finance our cash needs through a combination of private and public equity offerings, debt financings, collaborations, strategic alliances and marketing, distribution, or licensing arrangements. We do not currently have any committed external source of funds. To the extent that we raise additional capital through the sale of common stock or securities convertible or exchangeable into common stock, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that materially adversely affect your rights as a common stockholder. Debt financing, if available, would increase our fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, or declaring dividends. Moreover, in the event of insolvency, debt holders would be repaid before you as a common stockholder would receive any distribution of our corporate assets.

If we raise funds through additional collaborations, strategic alliances or marketing, distribution, or licensing arrangements with third parties, we may have to relinquish valuable rights to our intellectual property, future revenue streams, research programs, RYZ101 or future drug candidates or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, scale back or discontinue the development and commercialization of one or more of our future drug candidates, delay our pursuit of potential in-licenses or acquisitions or grant rights to develop and market future drug candidates that we would otherwise prefer to develop and market ourselves.

Our current operations are in southern California, and we or the third parties upon whom we depend may be adversely affected by earthquakes or other natural disasters, and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Our material facilities are in San Diego, California, an area that has experienced significant natural disasters, including wildfires and earthquakes. We do not carry earthquake insurance. Earthquakes, wildfires, or other natural disasters could severely disrupt our operations, and could materially and adversely affect our business, financial condition, results of operations and prospects.

If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period. The disaster recovery and business continuity plan we have in place currently are limited and are unlikely to prove adequate in the event of a serious disaster or similar event. We may incur substantial expenses because of the limited nature of our disaster recovery and business continuity plans, which, particularly when taken together with our lack of earthquake insurance, could have a material adverse effect on our business.

Furthermore, integral parties in our supply chain are similarly vulnerable to natural disasters or other sudden, unforeseen, and severe adverse events. If such an event were to affect our supply chain, it could have a material adverse effect on our business.

We may be subject to claims that our employees, consultants, or independent contractors have wrongfully used or disclosed confidential information of third parties.

We have received confidential and proprietary information from third parties. In addition, we employ individuals who were previously employed at other biotechnology companies. We may be subject to claims that we or our employees, consultants, or independent contractors have inadvertently or otherwise used or disclosed confidential information of these third parties or our employees’ former employers, or that we caused an employee to breach the terms of his or her non-competition or non-solicitation agreement. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial cost and be a distraction to our management and employees. If our defenses to these claims fail, in addition to requiring us to pay monetary damages, a court could prohibit us from using technologies or features that are essential to our drug candidates or drug development pipeline, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers. Moreover, any such litigation or the threat thereof may adversely affect our reputation, our ability to form strategic alliances or sublicense our rights to collaborators, engage with scientific advisors or hire employees or consultants, each of which would have an adverse effect on our business, financial condition, results of operations and prospects. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company’s securities. This type of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources, which would harm our business, operating results, or financial condition. Additionally, the dramatic increase in the cost of directors’ and officers’ liability insurance may cause us to opt for lower overall policy limits or to forgo insurance that we may otherwise rely on to cover significant defense costs, settlements, and damages awarded to plaintiffs.

If we fail to maintain proper and effective internal controls over financial reporting our ability to produce accurate and timely financial statements could be impaired.

Pursuant to Section 404 of the Sarbanes-Oxley Act, our management will be required to report upon the effectiveness of our internal control over financial reporting beginning with the annual report for our fiscal year ending December 31, 2022. When we lose our status as an “emerging growth company” and become an “accelerated filer” or a “large accelerated filer,” our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing, and possible remediation. To comply with the requirements of being a reporting company under the Exchange Act, we will need to implement additional financial and management controls, reporting systems, procedures, and hire additional accounting and finance staff.

We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations, or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by Nasdaq, the SEC, or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the completion of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We must design our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. For example, our directors or executive officers could inadvertently fail to disclose a new relationship or arrangement causing us to fail to make a required related party transaction disclosure. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

We have incurred losses during our history and do not expect to become profitable in the near future, and we may never achieve profitability. Under current law, U.S. federal net operating losses, or NOLs, incurred in taxable years beginning after December 31, 2017, can be carried forward indefinitely, but the deductibility of such U.S. federal NOLs in taxable years beginning after December 31, 2020, is limited to 80% of taxable income. It is uncertain if and to what extent various states will conform to the federal law.

As of December 31, 2021, we had $            million of U.S. federal NOLs that can be carried forward indefinitely under current law. Additionally, we continue to generate U.S. federal research and development, or R&D, credits, which generally may be carried forward to offset a portion of future tax liabilities, if any, subject to expiration of such credit carryforwards. Our NOL carryforwards and R&D credits are subject to review and possible adjustment by the U.S. and state tax authorities.

In addition, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, and corresponding provisions of state law, if a corporation undergoes an “ownership change,” which is generally defined as a cumulative change (by value) in its equity ownership by “5-percent shareholders” that is greater than 50 percentage points over a rolling three-year period, the corporation’s ability to use its pre-change NOL carryforwards, R&D credits and certain other pre-change tax attributes to offset its post-change income or taxes may be limited. This could limit the amount of NOLs, R&D credit carryforwards or other applicable tax attributes that we can utilize annually to offset future taxable income or tax liabilities. The completion of our initial public offering, together with private placements and other transactions that have occurred since our inception, may trigger such an ownership change. Subsequent ownership changes, some of which may be outside our control, and changes to the U.S. tax rules in respect of the utilization of NOLs, R&D credits and other applicable tax attributes carried forward may further affect the limitation in future years. We have not conducted any studies to determine annual limitations, if any, that could result from such ownership changes. In addition, at the state level, there may be periods during which the use of NOLs is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. For example, California has imposed limits on the usability of California state NOL carryforwards to offset taxable income in tax years beginning after 2019 and before 2023. As a result, we may be unable to use all or a material portion of our NOL carryforwards and other tax attributes, which could adversely affect our future cash flows.

Changes in tax laws or regulations that are applied adversely to us or our customers may have a material adverse effect on our business, cash flow, financial condition or results of operations.

New income, sales, use or other tax laws, statutes, rules, regulations, or ordinances could be enacted at any time, which could adversely affect our business operations and financial performance. Further, existing tax laws, statutes, rules, regulations, or ordinances could be interpreted, changed, modified or applied adversely to us. For example, legislation enacted in 2017, informally titled the Tax Cuts and Jobs Act, or the Tax Act, made many significant changes to the U.S. tax laws. Future guidance from the Internal Revenue Service and other tax authorities with respect to the Tax Act may affect us, and certain aspects of the Tax Act could be repealed or modified in future legislation. The Coronavirus Aid, Relief, and Economic Security Act has already modified certain provisions of the Tax Act, and it is possible that the Biden administration and Congress may enact proposed legislation that could have an adverse effect on our operations, cash flows and results of operations and contribute to overall market volatility. In addition, it is uncertain if and to what extent various states will conform to the Tax Act or any newly enacted federal tax legislation. Changes in corporate tax rates, the realization of net deferred tax assets relating to our operations, the taxation of foreign earnings, and the deductibility of expenses under the Tax Act or future reform legislation could have a material impact on the value of our deferred tax assets, could result in significant one-time charges, and could increase our future U.S. tax expense.

Our internal computer systems, or those of our third-party CROs, other contractors or consultants, or current or potential future collaborators, may fail or suffer security breaches or other unauthorized or improper access, which could result in a material disruption of our development programs.

We are increasingly dependent upon information technology systems, infrastructure and data to operate our business. In the ordinary course of business, we collect, store, handle, share, use, retain, safeguard, transmit, analyze and otherwise process large amounts of data, including, without limitation, confidential information, such as proprietary business information and personal information. It is critical that we do so in a manner to maintain the confidentiality and integrity of such confidential information. We also have outsourced elements of our operations to third parties, and as a result, we manage a number of third-party vendors and other contractors and consultants who have access to our confidential information. Although we may have contractual protections with our service providers, any actual or perceived security breach could harm our reputation and brand, expose us to potential liability or require us to expend significant resources on data security and in responding to any such actual or perceived breach. Any contractual protections we may have from our service providers may not be sufficient to adequately protect us from any such liabilities and losses, and we may be unable to enforce any such contractual protections.

Despite the implementation of security measures, given the size and complexity of our internal information technology systems and those of our third-party vendors and other contractors and consultants, and the increasing amounts of confidential information that they maintain, such internal computer and technology systems and those of our current and any future third-party CROs and other contractors, consultants and collaborators are potentially vulnerable to breakdown or other damage from service interruptions, system malfunction, information security threats, such as data breaches, damage from computer viruses, cyber-attacks (such as the deployment of social engineering malware, denial-of-service attacks, ransomware attacks, and supply chain attacks), unauthorized access, intentional or accidental actions or inaction by our employees, third-party vendors, contractors, consultants, business partners or other third parties that introduce vulnerabilities, natural disasters, terrorism, war and telecommunication and electrical failures. While we have not experienced any material system failures, accidents or security breach to date, if such an event were to occur and cause interruptions in our operations or result in the unauthorized disclosure of or access to personnel identifiable information, protected health information, or other sensitive or proprietary information, it could result in a material disruption of our programs and/or material liability and reputation harm. For example, the loss of data from preclinical studies or clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Undetected security breaks of our computer system could result in the theft of our proprietary chemical structures and fraudulent filing of patent claims by competitors that could limit our freedom to operate in the future. To the extent that any disruption or security breach results in a loss of or damage to our data or applications, other data or applications relating to our technology, RYZ101 or future drug candidates, or those of our third-party vendors and other contractors and consultants, or inappropriate disclosure of confidential or proprietary information, we could incur liabilities and the further development of RYZ101 or future drug candidates could be compromised or delayed. Any of the foregoing could result in significant legal and financial exposure and reputational damage that could potentially have a material adverse effect on our business, financial condition, results of operations, and prospects.

We may be unable to adequately protect our information systems from cyberattacks, which could result in the disclosure of confidential or proprietary information, including personal data, damage our reputation, and subject us to significant financial and legal exposure.

We rely on information technology systems that we or our third-party service providers operate to collect, store, handle, share, use, retain, safeguard, transmit, analyze and otherwise process electronic information in our day-to-day operations. In connection with our drug discovery efforts, we may collect, store, handle and use a variety of personally identifiable information and data, such as name, mailing address, email addresses, phone number and clinical trial information. A successful cyberattack could result in the theft or destruction of intellectual property, data (such as personal data) or other misappropriation of assets, or otherwise compromise our confidential or proprietary information and disrupt our operations. Cyberattacks are increasing in their frequency, sophistication and intensity, and have become increasingly difficult to detect. Cyberattacks could include wrongful conduct by computer hackers, hostile foreign governments or agencies, industrial espionage, cyber criminals, organized crime affiliates, terrorist organizations, wire fraud and other forms of cyber fraud, the deployment of harmful malware, denial-of-service, social engineering fraud, ransomware, or other means to threaten data security, confidentiality, integrity and availability. We may not be able to anticipate all types of security threats, and we may not be able to implement preventive measures effective against all such security threats. A successful cyberattack could cause serious negative consequences for us, including, without limitation, the disruption of operations, the misappropriation of confidential business information, including financial information, trade secrets, financial loss and the disclosure of corporate strategic plans. Although we devote resources to protect our information systems, we realize that cyberattacks are a threat, and there can be no assurance that our efforts will prevent information security breaches that would result in business, legal, financial or reputational harm to us, or would have a material adverse effect on our results of operations and financial condition. Any failure to prevent or mitigate security breaches or improper access to, use of, or disclosure of our clinical data or patients’ personal data could result in significant liability under state (e.g., state breach notification laws), federal (e.g., HIPAA, as amended by HITECH), and international law (e.g., the EU General Data Protection Regulation, or GDPR) and may cause a material adverse impact to our reputation, affect our ability to use collected data, conduct new studies and potentially disrupt our business.

We rely on our third-party providers to implement effective security measures and identify and correct for any such failures, deficiencies, or breaches. We also rely on our employees and consultants to safeguard their security credentials and follow our policies and procedures regarding use, access and protection of computers and other devices that may contain our sensitive information. If we or our third-party providers fail to maintain or protect our information technology systems and data integrity effectively or fail to anticipate, plan for or manage significant disruptions to our information technology systems, we or our third-party providers could have difficulty preventing, detecting and controlling such cyberattacks and any such attacks could result in losses described above, as well as disputes with physicians, patients and our partners, regulatory sanctions or penalties, increases in operating expenses, expenses or lost revenue or other adverse consequences, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects. Any failure by such third parties to prevent or mitigate security breaches or improper access to or disclosure of such information could have similarly adverse consequences for us. If we are unable to prevent or mitigate the impact of such security or data privacy breaches, we could be exposed to litigation and governmental investigations, which could lead to a potential disruption to our business, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Special note regarding forward-looking statements

This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding future events, our business strategy, and the plans and objectives of management for future operations, are forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections. In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or the negative of these words or other similar terms or expressions.

These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	the initiation, timing, progress and results of our research and development programs, preclinical studies, any clinical trials and IND and other regulatory submissions;

•	business disruptions affecting the initiation, patient enrollment, development and operation of our clinical trials, including a public health emergency, such as the recent global COVID-19 pandemic;

•	the timing of and costs involved in obtaining and maintaining regulatory approval of RYZ101 or any future drug candidates that we may identify or develop;

•	our ability to obtain an adequate supply at reasonable costs of Ac225 and Lu177 or any other radioisotope we may incorporate into our drug candidates;

•	our ability to address the fulfillment and logistical challenges posed by the time-limited stabilization of RYZ101 or any future drug candidate we develop;

•	our ability to obtain funding for our operations necessary to complete the clinical trials for RYZ101 or any future drug candidates;

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our ability to maintain existing, and establish new, strategic collaborations, licensing or other arrangements, including our ability to comply with our financial obligations pursuant to the terms of such agreements;

•	the timing and likelihood of the achievement of milestones pursuant to our existing collaboration and licensing agreements;

•	our commercialization, marketing and manufacturing capabilities and strategy, including the timing and costs of constructing our own cGMP manufacturing facility;

•	our ability to identify and develop drug candidates for treatment of additional indications;

•	the performance of our third-party service providers, including our suppliers and manufacturers;

•	the rate and degree of market acceptance and clinical utility for RYZ101 and any other drug candidates we may develop;

•	the effects of competition with respect to RYZ101 or any of our future drug candidates, as well as innovations by current and future competitors in our industry;

•	the implementation of our strategic plans for our business, any drug candidates we may develop and our TRP foundation;

•	our intellectual property position, including the scope of protection we are able to establish, maintain, defend and enforce for intellectual property rights covering our drug candidates;

•	our ability to attract and retain key scientific or management personnel;

•	regulatory and legal developments in the United States and foreign countries;

•	our expectations regarding the period during which we qualify as an emerging growth company under the JOBS Act;

•	our ability to attract and retain employees and collaborators with development, regulatory and commercialization expertise;

•	our anticipated use of the proceeds from this offering;

•	the accuracy of our estimates regarding future expenses, future revenue, capital requirements and need for additional financing;

•	our financial performance and our ability to effectively manage our anticipated growth; and

•	our estimates regarding the market opportunities for our drug candidates.

These forward-looking statements reflect our management’s beliefs and views with respect to future events and are based on estimates and assumptions as of the date of this prospectus and are subject to risks and uncertainties. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. We discuss many of the risks associated with the forward-looking statements in this prospectus in greater detail under the heading “Risk factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Given these uncertainties, you should not place undue reliance on these forward-looking statements.

You should carefully read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus by these cautionary statements.

Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, whether as a result of new information, future events or otherwise.

Use of proceeds

We estimate that we will receive net proceeds of approximately $                million (or approximately $                million if the underwriters’ option to purchase additional shares is exercised in full) from the sale of the shares of common stock offered by us in this offering, based on an assumed initial public offering price of $                per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $                per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering by approximately $                million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a one million share increase (decrease) in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us by $                , assuming the assumed initial public offering price of $                per share (the midpoint of the price range set forth on the cover page of this prospectus) remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital to support our operations, to create a public market for our common stock and to facilitate our future access to the public equity markets. We anticipate that we will use the net proceeds of this offering as follows:

•	to ; and

•	for working capital and other general corporate purposes, including the additional costs associated with being a public company.

We may also use a portion of the net proceeds from this offering to in-license, acquire, or invest in complementary businesses, technologies, products or assets. However, we have no current plans, commitments or obligations to do so.

We believe that the net proceeds from this offering and our existing cash, cash equivalents and short-term investments, together with interest thereon, will be sufficient to fund our operations through at least the next 12 months following the date of this prospectus, although there can be no assurance in that regard.

Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering, or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual use of the net proceeds will vary depending on numerous factors, including the progress, cost and results of our preclinical and clinical development programs, our ability to obtain additional financing, and other factors described under “Risk factors” in this prospectus, as well as the amount of cash used in our operations and any unforeseen cash needs. We may find it necessary or advisable to use the net proceeds for other purposes, and our management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds from this offering. In addition, we might decide to postpone or not pursue clinical trials or preclinical activities if the net proceeds from this offering and the other sources of cash are less than expected.

The expected net proceeds from this offering, together with our existing cash, cash equivalents, and short-term investments, will not be sufficient for us to fund any of our drug candidates through regulatory approval, and we will need to raise additional capital to complete the development and commercialization of RYZ101 and future drug candidates. We expect to finance our cash needs primarily through equity offerings and potentially through debt financings, collaborations, licenses and development agreements. We have based these estimates on assumptions that may prove to be incorrect, and we could expend our available capital resources at a rate greater than we currently expect.

Pending their use, we plan to invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

Dividend policy

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. We do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors our board of directors may deem relevant, and subject to the restrictions contained in any future financing instruments. Investors should not purchase our common stock with the expectation of receiving cash dividends.

Capitalization

The following table sets forth our cash, cash equivalents and short-term investments and our capitalization as of December 31, 2021 as follows:

•	on an actual basis;

•

on a pro forma basis to reflect (1) the conversion of all outstanding shares of our convertible preferred stock into 115,666,668 shares of our common stock and the related reclassification of the carrying value of the convertible preferred stock to permanent equity in connection with the completion of this offering, and (2) the filing of our amended and restated certificate of incorporation immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis to give further effect to our issuance and sale of                shares of common stock in this offering at an assumed initial public offering price of $                per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma and pro forma as adjusted information below is illustrative only, and our cash, cash equivalents and short-term investments and capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information in conjunction with our financial statements and the related notes included in this prospectus and the “Management’s discussion and analysis of financial condition and results of operations” section and other financial information contained in this prospectus.

As of December 31, 2021
	Actual	Pro forma	Pro forma as adjusted(1)

(in thousands, except share and per share amounts)	(unaudited)
Cash, cash equivalents and short-term investments	$	$	$

Capitalization:
Convertible preferred stock, $0.0001 par value; shares authorized, shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	$	$	$

Stockholders’ equity (deficit):
Preferred stock, $0.0001 par value per share; no shares authorized, issued and outstanding, actual; shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted

Common stock, $0.0001 par value;              shares authorized,              shares issued and              shares outstanding (excluding              shares subject to repurchase), actual;              shares authorized,              shares issued and              shares outstanding (excluding              shares subject to repurchase), pro forma;              shares authorized,              shares issued and              shares outstanding (excluding              shares subject to repurchase), pro forma as adjusted.

Additional paid-in capital
Accumulated other comprehensive loss
Accumulated deficit

Total stockholders’ (deficit) equity

Total capitalization	$	$	$

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the pro forma as adjusted amount of each of cash, cash equivalents and short-term investments, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares in the number of shares offered by us at the assumed initial public offering price per share of $ (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) each of cash, cash equivalents and short-term investments, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ , after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of our common stock to be outstanding after this offering is based on 140,758,989 shares of common stock outstanding as of December 31, 2021 (which includes 8,954,991 shares of common stock, which are subject to a right of repurchase by us), after giving effect to the conversion of all of our outstanding shares of convertible preferred stock into 115,666,668 shares of common stock in connection with the completion of this offering, and excludes:

•	12,252,746 shares of common stock issuable upon the exercise of outstanding stock options as of December 31, 2021, at a weighted-average exercise price of $0.90 per share;

•	shares of common stock issuable upon the exercise of outstanding stock options granted after December 31, 2021, at a weighted-average exercise price of $ per share;

•

                shares of common stock reserved for future issuance under our 2022 Plan which will become effective upon the execution and delivery of the underwriting agreement for this offering (including shares of common stock reserved for issuance under our 2020 Plan which shares will be added to the shares reserved under the 2022 Plan upon its effectiveness); and

•	shares of common stock reserved for future issuance under the ESPP, which will become effective upon the execution and delivery of the underwriting agreement for this offering.

Dilution

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

As of December 31, 2021, we had a historical net tangible book deficit of $                million, or $                per share of common stock. Our historical net tangible book deficit per share represents the amount of our total tangible assets less total liabilities and convertible preferred stock, divided by the total number of shares of common stock outstanding (including 8,954,991 shares of common stock, which are subject to a right of repurchase by us) as of December 31, 2021.

After giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock as of December 31, 2021 into 115,666,668 shares of our common stock and the related reclassification of the carrying value of the convertible preferred stock to permanent equity in connection with the completion of this offering, our pro forma net tangible book value as of December 31, 2021 is $                million, or $                per share of our common stock.

After giving further effect to the sale of                shares of common stock that we are offering at the assumed initial public offering price of $                per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2021 is $                million, or approximately $                per share. This amount represents an immediate increase in pro forma net tangible book value of $                per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $                 per share to new investors participating in this offering.

Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors. The following table illustrates this dilution:

Assumed initial public offering price per share		$
Historical net tangible book deficit per share as of December 31, 2021, before giving effect to this offering	$
Pro forma increase in historical net tangible book value per share attributable to conversion of all outstanding shares of convertible preferred stock

Pro forma net tangible book value per share as of December 31, 2021, before giving effect to this offering	$
Increase in pro forma net tangible book value per share attributable to investors participating in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors participating in this offering		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $                per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by approximately $                , and dilution in pro

forma net tangible book value per share to new investors by approximately $                , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

An increase of one million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase our pro forma as adjusted net tangible book value per share after this offering by approximately $                and decrease the dilution to investors participating in this offering by approximately $                per share, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us. Similarly, a decrease of one million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease the pro forma as adjusted net tangible book value per share after this offering by approximately $                and increase the dilution to investors participating in this offering by approximately $                per share, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares of our common stock in full in this offering, the pro forma as adjusted net tangible book value after the offering would be $                per share, the increase in pro forma as adjusted net tangible book value per share to existing stockholders would be $                per share and the dilution per share to new investors would be $                per share, in each case assuming the assumed initial public offering price of $                per share (the midpoint of the price range set forth on the cover page of this prospectus).

The following table summarizes on a pro forma as adjusted basis as of December 31, 2021, the number of shares of common stock purchased or to be purchased from us, the total consideration paid or to be paid to us in cash and the average price per share paid by existing stockholders for shares issued prior to this offering and the price to be paid by new investors in this offering. The calculation below is based on the assumed initial public offering price of $                 per share (the midpoint of the price range set forth on the cover page of this prospectus), before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. As the table below shows, investors participating in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent
Existing stockholders			$		$
Investors participating in this offering

Total		100.0%		100.0%

Each $1.00 increase (decrease) in the assumed initial public offering price of $                per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and the average price per share paid by all stockholders by $                million, $                million and $                , respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Similarly, a one million share increase (decrease) in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by investors participating in this offering, total consideration paid by all stockholders and the average price per share paid by all

stockholders by approximately $                million, $                million and $                , respectively, assuming the assumed initial public offering price of $                per share (the midpoint of the price range set forth on the cover page of this prospectus) remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of our common stock to be outstanding after this offering is based on 140,758,989 shares of common stock outstanding as of December 31, 2021 (which includes 8,954,991 shares of common stock, which are subject to a right of repurchase by us), after giving effect to the conversion of all of our outstanding shares of convertible preferred stock into 115,666,668 shares of common stock in connection with the completion of this offering, and excludes:

•	12,252,746 shares of common stock issuable upon the exercise of outstanding stock options as of December 31, 2021, at a weighted-average exercise price of $0.90 per share;

•	shares of common stock issuable upon the exercise of outstanding stock options granted after December 31, 2021, at a weighted-average exercise price of $ per share;

•

                shares of common stock reserved for future issuance under our 2022 Plan which will become effective upon the execution and delivery of the underwriting agreement for this offering (including shares of common stock reserved for issuance under our 2020 Plan which shares will be added to the shares reserved under the 2022 Plan upon its effectiveness); and

•	shares of common stock reserved for future issuance under the ESPP which will become effective upon the execution and delivery of the underwriting agreement for this offering.

We may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent we issue additional shares of common stock or other equity or convertible debt securities in the future, there will be further dilution to investors participating in this offering.

Management’s discussion and analysis of financial condition and results of operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk factors” section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. You should carefully read the “Risk factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section entitled “Special note regarding forward-looking statements.”

Overview

We are a clinical-stage precision oncology company focused on discovering, developing and commercializing innovative targeted radiopharmaceuticals, or TRP, for solid tumor cancers. For over a century, external beam radiation has proven to be an effective option for the treatment of cancer. We aim to harness the power of radioisotopes, and selectively deliver them intravenously to solid tumors utilizing a precision medicine approach. In this method, we couple a diagnostic or therapeutic isotope with a small binder, such as a peptide or small molecule, directed against specific protein targets expressed by cancer cells. We believe small binders provide a greater therapeutic index for delivery of radioisotopes as compared to larger binders, such as antibodies. Our targeted systemic delivery method with small binders has the potential to selectively attack cancer cells throughout the body and minimize potential effects of radiation on healthy tissues, as compared to external beam radiation. Our lead drug candidate, RYZ101, is designed to deliver a highly potent radioisotope, Actinium 225, or Ac225, to tumors overexpressing the somatostatin receptor type 2, or SSTR2. We plan to pursue clinical development of RYZ101 for the treatment of gastroenteropancreatic neuroendocrine tumors, or GEP-NETs, as well as small cell lung cancer, or SCLC. We are initiating a Phase 1 clinical trial for RYZ101 in patients with GEP-NETs in the first half of 2022 and plan to file an IND for RYZ101 in patients with SCLC in the second half of 2022. Beyond RYZ101, our goal is to build a diversified portfolio of innovative TRP drug candidates against known targets in solid tumor cancers using our parallel drug discovery engine and drug discovery capabilities and insights. We believe that a unique opportunity has emerged in TRP to efficiently advance novel and effective cancer treatments with higher probabilities of success using our data driven approach. Our team’s expertise in research and development, manufacturing and commercialization enables us to discover and drive forth a set of innovative drug candidates from target selection to early discovery through clinical development and ultimately commercialization.

A convergence of events prompted us to build and launch our operations in August 2020. The scientific rationale that radiation effectively kills cancer cells was already well established. Certain TRP drugs had shown significant efficacy in a small number of types of solid tumor cancers and had been widely commercially adopted. However, although clinical data exists to validate their relevance in human disease, a multitude of cancer drug targets had not been pursued for TRP therapy. The progress in radioisotope manufacturing of Lutetium 177, or Lu177, and Ac225 provided us confidence that sufficient radioisotope supply would be available for late-stage clinical development and commercialization. We identified multiple established screening modalities to find small binders against our targets of interest. Based on all the factors above, we believe an intriguing untapped opportunity within TRP exists to build a purposeful portfolio of innovative TRP drug candidates.

Since our inception in January 2020, we have devoted substantially all our resources and efforts to building our organization, developing our TRP platform, identifying and developing potential drug candidates, executing preclinical studies and preparing for clinical trials, acquiring technology, organizing and staffing our company, business planning, establishing and securing our intellectual property portfolio, raising capital, and providing general and administrative support for these operations. We do not have any drugs approved for sale and have not generated revenue from any drug sales. We have funded our operations primarily through the private placement of our convertible preferred stock. To date, we have raised gross proceeds of approximately $                 million from the issuance of our convertible preferred stock. As of December 31, 2021, we had cash, cash equivalents and short-term investments of $                 million.

We were incorporated in January 2020 and have incurred net losses since our inception. Our net losses for the period from January 2, 2020 (inception) to December 31, 2020 and the year ended December 31, 2021 were $6.9 million and $                 million, respectively. As of December 31, 2021, we had an accumulated deficit of $                 million. Our net losses may fluctuate significantly from quarter-to-quarter and year-to-year, depending on the timing of our preclinical and clinical trials and our expenditures on other research and development activities. We expect our expenses and operating losses will increase substantially as RYZ101 and any future TRP drug candidates advance through preclinical and clinical trials, as we expand our clinical, regulatory, quality and manufacturing capabilities, incur significant commercialization expenses for marketing, sales, manufacturing and distribution, in the future in anticipation of receiving marketing approval for one or more of our drug candidates, which we may not receive, and incur additional costs associated with operating as a public company.

We do not expect to generate any revenues from drug sales unless and until we successfully complete development and obtain regulatory approval for one or more drug candidates, which will not be for many years, if ever. Accordingly, until such time as we can generate significant revenue from sales of our drug candidates, if ever, we expect to finance our cash needs through equity offerings, debt financings, or other capital sources, potentially including collaborations and other similar arrangements. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Our failure to raise capital or enter into such other arrangements when needed would have a negative impact on our financial condition and could force us to delay, reduce or terminate clinical trials, our research and development programs or other operations, or grant rights to develop and market drug candidates that we would otherwise prefer to develop and market ourselves.

Collaboration and license agreements

We complement our internal discovery efforts with several partnerships and ongoing assessment of in-licensing opportunities, thereby generating an iterative knowledge cycle between our internal discovery efforts and evaluation of external drug candidates. We are party to several collaboration and license agreements relating to our development programs. See the section titled “Contractual obligations and commitments” below and “Business—Key agreements.”

Ablaze Pharmaceuticals and RAYZ Investments

In February 2021, we formed Ablaze Pharmaceuticals Inc., or Ablaze, a Cayman Islands entity and then wholly-owned subsidiary of ours. Ablaze was formed to in-license radiopharmaceutical assets for development and commercialization in China. In March and April 2021, we forfeited our equity interest in Ablaze, and a separate entity, RAYZ Investments Inc., a Cayman Islands exempted company, or RAYZ, was formed as the holding company of Ablaze. Upon formation, RAYZ issued ordinary shares, for no consideration, to the then holders of our common stock and options to purchase common stock. Simultaneously, Ablaze issued ordinary shares to

RAYZ, our Chief Executive Officer and other founders of Ablaze, for no consideration. Following the formation of RAYZ, we did not own any shares in either RAYZ or Ablaze. At the time of this transaction in April 2021, Ablaze had no assets or operations.

In May 2021, we and Ablaze entered into a license agreement, or the Ablaze License, under which we granted Ablaze an exclusive and royalty bearing and sublicenseable (under certain circumstances) license to certain of our intellectual property to develop, manufacture and commercialize a certain number of our products (excluding RYZ101) in greater China, which includes mainland China, Hong Kong, Taiwan and Macau, for all therapeutic, prophylactic and diagnostic uses, and a right of first negotiation to license up to a certain number of additional products from us. For further details see the sections titled “Business—Key agreements” and “Certain relationships and transactions with related persons.”

In November 2021, we completed a sequence of transactions with RAYZ and Ablaze comprising of a financing of Ablaze with participation by third parties and a reorganization of RAYZ’s capital structure. We transferred our ownership and interest in a $5.0 million convertible promissory note we previously issued to Ablaze in April 2021 and cash of $15.0 million to RAYZ in exchange for RAYZ preferred shares, which we then distributed to our preferred stockholders as a pro rata dividend. In November 2021, RAYZ invested a portion of the $20.0 million of capital we provided into preferred stock of Ablaze and has committed to invest the remainder in a future Ablaze preferred stock financing upon Ablaze meeting certain conditions. For further details regarding these transactions see Note    to our audited financial statements included elsewhere in this prospectus.

COVID-19

The ongoing COVID-19 pandemic continues to rapidly evolve, and we will continue to monitor the COVID-19 situation closely. The extent of the impact of the COVID-19 pandemic on our business, operations and clinical development timelines and plans remains uncertain, and will depend on certain developments, including the duration and spread of the outbreak, including resurgences of disease variants, and its impact on our clinical trial enrollment, clinical trial sites, contract research organizations, or CROs, third-party suppliers and manufacturers and other third parties with whom we do business, as well as its impact on regulatory authorities and our key scientific and management personnel. To the extent possible, and in accordance with local, state and CDC guidelines, we are conducting business as usual. We will continue to monitor the rapidly evolving situation related to the COVID-19 pandemic and may take further actions that alter our operations, including those that may be required by federal, state, or local authorities, or that we determine are in the best interests of our employees and other third parties with whom we do business. At this point, the extent to which the COVID-19 pandemic may affect our business, operations and clinical development timelines and plans, including the resulting impact on enrollment in our clinical trials, and our expenditures and capital needs, remains uncertain and is subject to change.

Financial operations overview

Research and development expenses

To date, our research and development expenses have related primarily to discovery efforts and preclinical and clinical development of our drug candidates. Research and development expenses are recognized as incurred and payments made prior to the receipt of goods or services to be used in research and development are capitalized until the goods or services are received.

Research and development expenses include:

•	salaries, payroll taxes, employee benefits and stock-based compensation charges for those individuals involved in research and development efforts;

•	external research and development expenses incurred under agreements with CROs, investigative sites and consultants to conduct our preclinical, toxicology and clinical trials;
•	laboratory supplies;
•	costs related to manufacturing our drug candidates for preclinical studies and clinical trials and preclinical trials supply, and including fees paid to suppliers and third-party manufacturers;
•	costs related to compliance with regulatory requirements;
•	license and collaboration fees, including any milestone-based payments; and
•	facilities, depreciation and other allocated expenses, which include direct and allocated expenses for rent, construction and maintenance of facilities, insurance, equipment and other supplies.

We plan to substantially increase our research and development expenses for the foreseeable future as we continue the development of RYZ101 and the discovery of new drug candidates. We cannot determine with certainty the timing of initiation, the duration or the completion costs of current or future preclinical studies and clinical trials of RYZ101 or any future drug candidates due to the inherently unpredictable nature of preclinical and clinical development. Preclinical and clinical development timelines, the probability of success and development costs can differ materially from expectations. We anticipate that we will make determinations as to which drug candidates to pursue and how much funding to direct to each drug candidate on an ongoing basis in response to the results of ongoing and future preclinical studies and clinical trials, regulatory developments, and our ongoing assessments as to each drug candidate’s commercial potential. We will need to raise substantial additional capital in the future. In addition, we cannot forecast which drug candidates, if any, may be subject to future collaborations, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

Our clinical development costs may vary significantly based on factors such as:

•	per patient trial costs;
•	the number of trials required for regulatory approval;
•	the number of sites included in the trials;
•	the countries in which the trials are conducted;
•	the length of time required to enroll eligible patients;
•	the number of patients that participate in the trials;
•	the number of doses that patients receive;
•	the drop-out or discontinuation rates of patients;
•	potential additional safety monitoring requested by regulatory agencies;
•	the duration of patient participation in the trials and follow-up;
•	the phase of development of the drug candidates; and
•	the efficacy and safety profile of the drug candidate.

General and administrative expenses

General and administrative expenses consist primarily of salaries and employee-related costs, including stock-based compensation, for personnel in executive, finance and other administrative functions. Other significant costs include legal fees relating to intellectual property and corporate matters, professional fees for accounting and consulting services, insurance and facility-related costs. We anticipate that our general and administrative expenses will increase in the future to support our continued research and development activities and, if any of our drug candidates receive marketing approval, commercialization activities. We also anticipate increased expenses related to accounting, audit, legal, regulatory and tax-related services, costs associated with maintaining compliance with exchange listing and SEC requirements, director and officer insurance premiums, and investor relations and other costs associated with operating as a public company.

Interest income

Interest income consists of interest income from our cash, cash equivalents and short-term investments.

Results of operations

Comparison of the period from January 2, 2020 (inception) to December 31, 2020 and the year ended December 31, 2021

The following table summarizes our results of operations for the periods indicated:

	Period from January 2, 2020 (inception) to December 31,	Year ended December 31,	Change
	2020	2021
(in thousands)

Operating expenses:
Research and development	$5,841	$	$
General and administrative	1,080

Total operating expenses	6,921

Loss from operations	(6,921)
Interest income	5

Net loss	$(6,916)	$	$

Research and Development Expenses.     Research and development expenses were $5.8 million and $                 million for the period from January 2, 2020 (inception) to December 31, 2020 and the year ended December 31, 2021, respectively. The increase of $                 million was due primarily to                 .

General and Administrative Expenses.     General and administrative expenses were $1.1 million and $                 million for the period from January 2, 2020 (inception) to December 31, 2020 and the year ended December 31, 2021, respectively. The increase of $                 million was due primarily to                .

Interest Income.     Interest income was $5,000 and $                 for the period from January 2, 2020 (inception) to December 31, 2020 and the year ended December 31, 2021, respectively. The increase of $                 was due primarily to                .

Liquidity and capital resources

We have incurred net losses and negative cash flows from operations since our inception and anticipate we will continue to incur net losses for the foreseeable future. As of December 31, 2021, we had cash, cash equivalents and short-term investments of $                 million.

The following table sets forth a summary of the net cash flow activity for each of the periods indicated:

	Period from January 2, 2020 (inception) to December 31,	Year ended December 31,	Change
	2020	2021
(in thousands)

Net cash provided by (used in):
Operating activities	$(2,332)	$	$
Investing activities	(3,605)
Financing activities	149,801

Net increase (decrease) in cash, cash equivalents and restricted cash	$143,864	$	$

Operating activities

Net cash used in operating activities for the period from January 2, 2020 (inception) to December 31, 2020 was $2.3 million as compared to $                 million for the year ended December 31, 2021. The increase in cash used in operating activities of $                 million was primarily due to                .

Investing activities

Net cash used in investing activities of $3.6 million for the period from January 2, 2020 (inception) to December 31, 2020 was due primarily to the purchase of $3.1 million of short-term investments and the purchase of $0.5 million of property and equipment, including laboratory and office equipment, furniture and leasehold improvements.

Net cash used in investing activities of $                 million for the year ended December 31, 2021 was due primarily to                .

Financing activities

Net cash provided by financing activities for the period from January 2, 2020 (inception) to December 31, 2020 was primarily due to $149.6 million of net proceeds from the sale of our convertible preferred stock and $0.2 million of proceeds from the exercise of stock options and issuances of common stock.

Net cash provided by financing activities for the year ended December 31, 2021 was primarily due to $                 million of net proceeds from the sale of our convertible preferred stock and                 .

Funding requirements

We believe that our existing cash, cash equivalents and short-term investments, together with the estimated net proceeds from this offering, will be sufficient to meet our anticipated cash requirements through at least the next 12 months from the date of this prospectus. In particular, we expect the net proceeds from this offering will allow us to complete                  and                . However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. We have based this estimate on assumptions that may prove to be wrong, and we could expend our capital resources sooner than we expect. Additionally, the process of testing drug candidates in clinical trials is costly, and the timing of progress and expenses in these trials is uncertain.

Our future capital requirements will depend on many factors, including:

•	the scope, rate of progress and costs of our drug discovery, preclinical development activities and clinical trials for RYZ101 and our future drug candidates;
•	the number and scope of clinical programs we decide to pursue;
•	the scope and costs of manufacturing development and commercial manufacturing activities, including the design and construction of our own 63,000 square foot cGMP facility in Indianapolis, Indiana;
•	the cost, timing and outcome of regulatory review of our RYZ101 and our future drug candidates;
•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;
•	the terms and timing of establishing and maintaining collaborations, licenses and other similar arrangements;
•	the timing of any milestone and royalty payments to our existing or future suppliers, collaborators or licensors;
•	our efforts to enhance operational systems and our ability to attract, hire and retain qualified personnel, including personnel to support the development of our drug candidates;
•	the costs associated with being a public company;
•	the extent to which we acquire or in-license other drug candidates and technologies; and
•	the costs associated with commercializing RYZ101 or any of our drug candidates, if they receive marketing approval.

Until such time, if ever, as we can generate substantial drug revenue to support our cost structure, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations and other similar arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders will be or could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our common stockholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through collaborations, or other similar arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or drug candidates or grant licenses on terms that may not be favorable to us and/or may reduce the value of our common stock. If we are unable to raise additional funds through equity or debt financings on acceptable terms when needed, we may be required to delay, limit, reduce or terminate our drug development or future commercialization efforts or grant rights to develop and market RZY101 or any future our drug candidates even if we would otherwise prefer to develop and market such drug candidates ourselves.

Contractual obligations and commitments

Our operating lease obligations relate to our current corporate headquarters and laboratory space in San Diego, California and our cGMP manufacturing facility under development in Indianapolis, Indiana.

Under our license and collaboration agreements, we have payment obligations that are contingent upon future events, such as the achievement of specified development, regulatory and commercial milestones, and in some cases, we are required to make royalty payments in connection with the sales of products developed under those agreements. Further, pursuant to our supply agreement with Niowave, we agreed to pay up to an aggregate of $10.0 million upon the achievement by Niowave of certain production and regulatory-related milestones. Although we could be required to make substantial milestone payments under our license and collaboration agreements, and under our collaboration and supply agreement with Niowave, as of December 31, 2021, we were unable to estimate the timing or likelihood of achieving the milestones or making future product sales. For additional details regarding these agreements, see the section titled “Business—Key agreements.”

We enter into contracts in the normal course of business with clinical trial sites and clinical supply manufacturers and with vendors for preclinical studies and clinical trials, research supplies and other services and drugs for operating purposes. These contracts generally provide for termination after a notice period, and, therefore, are cancelable contracts.

For additional information regarding our contractual obligations and commitments, see Note 3 to our financial statements included elsewhere in this prospectus.

Critical accounting policies and significant judgments and estimates

Our management’s discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses and the disclosure of contingent assets and liabilities in our financial statements. On an ongoing basis, we evaluate our estimates and judgments, including those related to accrued expenses and stock-based compensation. We base our estimates on historical experience, known trends and events, and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 1 to our financial statements appearing elsewhere in this prospectus, we believe the following accounting policies and estimates to be most critical to the preparation of our financial statements.

Accrued research and development expenses

As part of the process of preparing our financial statements, we are required to estimate our accrued expenses as of each balance sheet date. This process involves reviewing open contracts and purchase orders, communicating with our personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of the actual cost. We make estimates of our accrued expenses as of each balance sheet date based on facts and circumstances known to us at that time. We periodically confirm the accuracy of our estimates with the service providers and, if necessary, make adjustments. The significant estimates in our accrued research and development expenses include the costs incurred for services performed by our vendors in connection with research and development activities for which we have not yet been invoiced.

We base our expenses related to research and development activities on our estimates of the services received and efforts expended pursuant to quotes and contracts with vendors that conduct research and development on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the research and development expense. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we adjust the accrual or prepaid expense accordingly. Advance payments for goods and services that will be used in future research and development activities are expensed when the activity has been performed or when the goods have been received rather than when the payment is made.

Although we do not expect our estimates to be materially different from amounts actually incurred, if our estimates of the status and timing of services performed differ from the actual status and timing of services performed, it could result in us reporting amounts that are too high or too low in any particular period. To date, there have been no material differences between our estimates of such expenses and the amounts actually incurred.

Stock-based compensation expense

Stock-based compensation expense represents the cost of the grant date fair value of equity awards recognized over the requisite service period of the awards (usually the vesting period) on a straight-line basis. We estimate the fair value of all stock option grants using the Black-Scholes option pricing model and recognize forfeitures as they occur. Estimating the fair value of equity awards as of the grant date using valuation models, such as the Black-Scholes option pricing model, is affected by assumptions regarding a number of variables, including the risk-free interest rate, the expected stock price volatility, the expected term of stock options, the expected dividend yield and the fair value of the underlying common stock on the date of grant. Changes in the assumptions can materially affect the fair value and ultimately how much stock-based compensation expense is recognized. These inputs are subjective and generally require significant analysis and judgment to develop. See Note 4 to our financial statements included elsewhere in this prospectus for information concerning certain of the specific assumptions we used in applying the Black-Scholes option pricing model to determine the estimated fair value of our stock options granted during the period from January 2, 2020 (inception) to December 31, 2020 and the year ended December 31, 2021. As of December 31, 2021, the unrecognized stock-based compensation expense related to stock options was $                million and is expected to be recognized as expense over a weighted-average period of approximately                years. The intrinsic value of all outstanding stock options as of December 31, 2021 was approximately $    million, based on the estimated public offering price of $    per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, of which approximately $    million related to vested options and approximately $    million related to unvested options.

Determination of the fair value of common stock

We are required to estimate the fair value of the common stock underlying our stock-based awards when performing fair value calculations. The fair value of the common stock underlying our stock-based awards was determined on each grant date by our board of directors, taking into account input from management and independent third-party valuation analyses. All options to purchase shares of our common stock are intended to be granted with an exercise price per share no less than the fair value per share of our common stock underlying those options on the date of grant, based on the information known to us on the date of grant. In the absence of a public trading market for our common stock, on each grant date we develop an estimate of the fair value of our common stock in order to determine an exercise price for the option grants. Our determinations of the fair value of our common stock were made using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide:

Valuation of Privately Held Company Equity Securities Issued as Compensation, or the Practice Aid.

Our board of directors considered various objective and subjective factors, along with input from management, to determine the fair value of our common stock, including:

•	valuations of our common stock performed by independent third-party valuation specialists;
•	our stage of development and business strategy, including the status of research and development efforts of our drug candidates, and the material risks related to our business and industry;
•	our results of operations and financial position, including our levels of available capital resources;
•	the valuation of publicly traded companies in the life sciences and biotechnology sectors, as well as recently completed mergers and acquisitions of peer companies;

•	the lack of marketability of our common stock as a private company;
•

the prices of our convertible preferred stock sold to investors in arm’s length transactions and the rights, preferences and privileges of our convertible preferred stock relative to those of our common stock;

•	the likelihood of achieving a liquidity event for the holders of our common stock, such as an initial public offering or a sale of our company, given prevailing market conditions;
•	trends and developments in our industry; and
•	external market conditions affecting the life sciences and biotechnology industry sectors.

The Practice Aid prescribes several valuation approaches for setting the value of an enterprise, such as the cost, income and market approaches, and various methodologies for allocating the value of an enterprise to its common stock. The cost approach establishes the value of an enterprise based on the cost of reproducing or replacing the property less depreciation and functional or economic obsolescence, if present. The income approach establishes the value of an enterprise based on the present value of future cash flows that are reasonably reflective of our future operations, discounting to the present value with an appropriate risk adjusted discount rate or capitalization rate. The market approach is based on the assumption that the value of an asset is equal to the value of a substitute asset with the same characteristics. Each valuation methodology was considered in our valuations.

The various methods for allocating the enterprise value across our classes and series of capital stock to determine the fair value of our common stock in accordance with the Practice Aid include the following:

•

Current value method.     Under the current value method, once the fair value of the enterprise is established, the value is allocated to the various series of preferred and common stock based on their respective seniority, liquidation preferences or conversion values, whichever is greatest.

•

Option pricing method, or OPM.     Under the OPM, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The values of the preferred and common stock are inferred by analyzing these options.

•

Probability-weighted expected return method, or PWERM.     The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class.

The following table summarizes information related to stock options we granted from our inception through December 31, 2021:

Grant Date	Number of Common Shares Underlying Options Granted	Exercise Price per Common Share	Estimated Fair Value per Common Share	Reassessed Fair Value per Common Share
September 29, 2020	358,397	$0.05	$0.05	$0.18
October 22, 2020	2,763,050	0.05	0.05	0.18
November 3, 2020	112,500	0.05	0.05	0.18
December 15, 2020	352,871	0.36	0.36	0.79
January 25, 2021	4,392,459	0.36	0.36	0.79
March 19, 2021	415,371	0.36	0.36	0.79
April 1, 2021	805,000	0.36	0.36	0.79
May 26, 2021	3,457,000	0.36	0.36	0.79
September 29, 2021	4,442,164	1.16	1.16	1.78
December 15, 2021	3,805,000	1.16	1.16	1.78

We closed our Series A, Series B and Series C preferred stock financings in August 2020, November 2020 and June 2021, respectively. In connection with each of these financings, our board of directors determined the fair value of our common stock considering various factors including contemporaneous valuations performed by independent third-party valuation specialists. Given the proximity to a preferred stock financing, each of which had substantial new investors, we utilized the back-solve method of the market approach to determine our enterprise value and the OPM to allocate enterprise value. Each of these valuations also included a dissolution scenario. The back-solve method assigns an implied enterprise value based on the most recent round of funding or investment and allows for the incorporation of the implied future benefits and risks of the investment decision assigned by an outside investor. For certain option grants included in the table above, our board of directors determined there were no material changes in the fair value of our common stock between the date of valuations performed by independent third-party valuation specialists and the grant date.

Retrospective reassessment of the fair value of our common stock for financial reporting purposes

As part of the preparation of the financial statements necessary for inclusion in this prospectus, we reassessed for financial reporting purposes, on a retrospective basis, the fair value of our common stock for each stock option granted in 2020 and 2021. For purposes of this reassessment, we evaluated our original inputs and the methodologies used to determine our enterprise value, the methods we used to allocate enterprise value and the timing of those valuations. In consideration of our decision to pursue an initial public offering, we determined to exclude the impact of the dissolution scenario from each of our valuations. As a result, as indicated in the table above, the reassessed fair values of our common stock are greater than the exercise price of each of our stock options granted during 2020 and 2021. We utilized the above reassessed fair values to determine the stock-based compensation expense which is recorded in our financial statements.

There are significant judgments and estimates inherent in the determination of the fair value of our common stock. These judgments and estimates include assumptions regarding our future operating performance, the time to complete an initial public offering or other liquidity event and the determination of the appropriate valuation methods. If we had made different assumptions, our stock-based compensation expense, net loss and net loss per common share could have been significantly different. Following the completion of this offering, the fair value of our common stock will be based on the closing price as reported on the date of grant on the primary stock exchange on which our common stock is traded.

Variable interest entities

We consolidate entities in which we have a controlling financial interest. We determine whether we have a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity, or VIE. VIE’s are entities in which (i) the total equity investment at risk is sufficient to enable the entity to finance its activities independently, (ii) the equity holders have the power to direct the activities of the entity that most significantly impact its economic performance, the obligation to absorb the losses of the entity and the right to receive the residual returns of the entity and (iii) the legal entity is structured with substantive voting rights. A VIE is an entity that lacks one or more of the characteristics of a voting interest entity. We have a controlling financial interest in a VIE when we have a variable interest or interests that provide us with (i) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. We evaluate our relationships with our VIEs on an ongoing basis to determine whether or not we have a controlling financial interest.

Emerging growth company and smaller reporting company status

We are an emerging growth company, as defined in The Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For so long as we remain an emerging growth company, we are permitted and intend to rely on certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have irrevocably elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the prior June 30th, and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We are also a smaller reporting company as defined in the Securities Exchange Act of 1934, as amended. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

Recent accounting pronouncements

See Note 1 to our financial statements included elsewhere in this prospectus for information about recent account pronouncements, the timing of their adoption, and our assessment, if any, of their potential impact on our financial condition and results of operations.

Business

Overview

We are a clinical-stage precision oncology company focused on discovering, developing and commercializing innovative targeted radiopharmaceuticals, or TRP, for solid tumor cancers. For over a century, external beam radiation has proven to be an effective option for the treatment of cancer. We aim to harness the power of radioisotopes, and selectively deliver them intravenously to solid tumors utilizing a precision medicine approach. In this method, we couple a diagnostic or therapeutic isotope with a small binder, such as a peptide or small molecule, directed against specific protein targets expressed by cancer cells. We believe small binders provide a greater therapeutic index for delivery of radioisotopes as compared to larger binders, such as antibodies. Our targeted systemic delivery method with small binders has the potential to selectively attack cancer cells throughout the body and minimize potential effects of radiation on healthy tissues, as compared to external beam radiation. Our lead drug candidate, RYZ101, is designed to deliver a highly potent radioisotope, Actinium 225, or Ac225, to tumors overexpressing the somatostatin receptor type 2, or SSTR2. We plan to pursue clinical development of RYZ101 for the treatment of gastroenteropancreatic neuroendocrine tumors, or GEP-NETs, as well as small cell lung cancer, or SCLC. We are initiating a Phase 1 clinical trial for RYZ101 in patients with GEP-NETs in the first half of 2022 and plan to file an IND for RYZ101 in patients with SCLC in the second half of 2022. Beyond RYZ101, our goal is to build a diversified portfolio of innovative TRP drug candidates against known targets in solid tumor cancers using our parallel drug discovery engine and drug discovery capabilities and insights. We believe that a unique opportunity has emerged in TRP to efficiently advance novel and effective cancer treatments with higher probabilities of success using our data driven approach. Our team’s expertise in research and development, manufacturing and commercialization enables us to discover and drive forth a set of innovative drug candidates from target selection to early discovery through clinical development and ultimately commercialization.

A convergence of events prompted us to build and launch our operations in August 2020. The scientific rationale that radiation effectively kills cancer cells was already well established. Certain TRP drugs had shown significant efficacy in a small number of types of solid tumor cancers and had been widely commercially adopted. However, although clinical data exists to validate their relevance in human disease, a multitude of cancer drug targets had not been pursued for TRP therapy. The progress in radioisotope manufacturing of Lutetium 177, or Lu177, and Ac225 provided us confidence that sufficient radioisotope supply would be available for late-stage clinical development and commercialization. We identified multiple established screening modalities to find small binders against our targets of interest. Based on all the factors above, we believe an intriguing untapped opportunity within TRP exists to build a purposeful portfolio of innovative TRP drug candidates.

Our parallel discovery engine and development approach

We have brought together a team of biotechnology drug discovery and development leaders with the goal to pioneer TRP as a major modality to treat cancer. We have leveraged the past learnings and proven technology of TRP to develop our proprietary parallel discovery engine, combining a robust process to select targets with human validation data with a parallel pursuit of multiple chemistry approaches to discover proprietary molecules best suited for delivery of radioisotopes. Our platform is supported by our team’s clinical and regulatory expertise, a radioisotope supply network for both Ac225 and Lu177, and a custom-built research and development facility for TRP. For the successful development of a TRP drug candidate, each component of the TRP must be optimized: the selection of a target with human validation data, the discovery of small binders directed against that target, the selection of the radioisotope, and design of a linker connecting the binder and radioisotope payload. We have purposefully designed our discovery engine to evaluate these components in parallel in order to accelerate the construction of a broad pipeline of innovative TRP drug candidates. Our discovery engine and approach have allowed us to evaluate dozens of programs over 20 targets since our inception in 2020, and we intend to nominate our next development candidate in mid-2022 followed by IND submission in 2023. The main pillars of our discovery engine are:

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Target selection: We select solid tumor targets confirmed to be overexpressed in human cancers and for which some clinical data exists. We leverage our know-how, in concert with our network of industry experts, and published literature and developments in the oncology drug sector, to identify targets with a significant unmet medical need and an opportunity for TRP to improve the standard of care.

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Multi-pronged iterative approach to small binder discovery: We employ multiple, diverse approaches to identify novel small binders with favorable characteristics, such as affinity, target specificity, efficacy, tolerability, manufacturing ease and cost. We also evaluate various linker chemistries that connect the small binders to chelators, which are chemical structures that bind radioisotopes. We have in-house expertise that allows us to evaluate our drug candidates utilizing in vitro target-specific assays, in vivo animal models, as well as state of the art molecular imaging.

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Data-driven radioisotope selection: We are exploring both alpha and beta emitting radioisotopes, such as Ac225 and Lu177, respectively, with a preference for using higher-energy emitting short range alpha radioisotopes. Alpha radioisotopes such as Ac225 can drive double-stranded DNA breaks, leading to cancer cell death. However, both radioisotopes have published clinical benefit data in various cancer types. The decision to use an alpha versus a beta radioisotope will depend on the target, binder and clinical indication. Ac225 and Lu177 can be delivered selectively by small binders using the same chelator, thus allowing for a streamlined evaluation of both isotopes in preclinical activities and early clinical development. By generating data on both radioisotopes for our discovery programs, we can make a data-driven decision to select the proper radioisotope for further development.

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External asset evaluation: We complement our internal discovery efforts with several partnerships and the ongoing assessment of in-licensing opportunities, thereby generating an iterative knowledge cycle between our internal discovery efforts and evaluation of external drug candidates.

An attractive feature of TRP is the ability to use the same TRP construct as both a diagnostic and therapeutic agent by switching out the type of radioisotope. By using the TRP construct as a diagnostic imaging agent, one can visualize in each patient uptake of the TRP construct in tumor and normal tissues to appropriately select those patients who would more likely benefit from treatment of a therapeutic radioisotope. This feature differentiates TRP as a cancer treatment modality, enabling a truly precision approach to clinical trial design, patient selection and patient treatment. We believe that leveraging the diagnostic and therapeutic potential of TRP may lead to higher probability of success in clinical trials because patient selection for enrollment will rely on confirmation that an individual patient’s tumors express the target of interest. In the commercial setting, patients and doctors will be able to visualize precisely the tumors to be targeted by the therapeutic agent, which could better inform clinical decision making.

In addition to the discovery and clinical development efforts of our TRP portfolio, securing radioisotope supply and ensuring high-quality manufacturing are vital to the success of TRP products. We have established several relationships with third parties to supply us with Ac225 and Lu177 in the near term and longer term. In addition, we have secured manufacturing capacity and are also making investments to build our own manufacturing capabilities. The manufacturing capability is focused on stable incorporation of radioisotopes into the TRP construct, or radiolabeling. Our plan is to centrally manufacture TRP drug candidates.

Our programs

We have applied our parallel discovery engine to build a diverse portfolio of potential TRP drug candidates that spans discovery to early clinical stage. Through an in-depth understanding of the TRP landscape, we have identified innovative programs that, in our view, have high probability of success to demonstrate clinical effectiveness.

RYZ101 for gastroenteropancreatic neuroendocrine tumors, or GEP-NETs

We are initiating a Phase 1 clinical trial of RYZ101, our lead drug candidate, in the first half of 2022 for our lead indication in GEP-NETs, an orphan indication with U.S. incidence of approximately 18,000 patients annually, with prevalence of approximately 100,000 patients. RYZ101 contains radiolabeled DOTATATE, a peptide somatostatin analog, or SSA, for targeted delivery of the alpha radioisotope Ac225 to tumors that overexpress SSTR2. TRPs with SSAs that deliver the beta radioisotope Lu177 have demonstrated significant clinical benefit as well as commercial adoption, such as Lutathera. However, GEP-NET patients treated with Lu177 SSAs invariably progress and have limited treatment options. Clinical data from an academic nuclear medicine group suggests that targeted delivery of Ac225 using SSAs in patients who have progressed following Lu177 SSA treatment has clinical benefit and a favorable safety profile. We believe that RYZ101 can address an unmet need for patients with GEP-NETs expressing SSTR2 who are refractory to Lu177 SSA treatment. We believe that RYZ101 has the potential to also be useful in earlier lines of treatment for patients with GEP-NETs. We plan to utilize a diagnostic strategy to screen for patients with tumors that express SSTR2 via U.S. Food and Drug Administration, or FDA, approved SSTR2 radioisotope imaging agents.

RYZ101 for small cell lung cancer, or SCLC

Lung cancer is the second most common cancer in the United States with an estimated 235,760 new diagnoses per year, of which SCLC represents approximately 13%. SCLC is distinguished from other forms of lung cancer by its rapid doubling time, high growth fraction and early manifestation of metastatic disease. Given this, very few patients are eligible for surgical treatment and cure. We conducted an immunohistochemistry, or IHC, analysis in 70 SCLC tumors to assess for SSTR2 expression. We found nearly half of these SCLC tumors overexpressed SSTR2, with approximately 27% having high expression, thus representing a population subset that could be treated with RYZ101. We plan to file an IND for RYZ101 in patients with SCLC in the second half of 2022 to evaluate the clinical benefit of adding RYZ101 to the current standard of care in the first-line treatment setting. We intend to utilize diagnostic imaging with FDA-approved SSTR2 imaging agents to screen for those patients with SCLC whose tumors express SSTR2 and who are expected to benefit from RYZ101 treatment.

Discovery programs

Our parallel discovery engine leverages existing knowledge and modalities to select drug targets and discover novel small binders, which we believe provides a higher probability of success to identify drug candidates for clinical trials than other modalities. We have evaluated dozens of programs across over 20 drug targets and have several potential drug candidates in various stages of preclinical development. We intend to nominate a second development candidate in mid-2022 and expect to continue to build a robust research and development pipeline.

Building a sustainable enterprise of value creation

We have taken an expansive view on constructing our program portfolio and building in optionality so that we can capitalize on the promise of TRPs to treat cancer patients. At the foundation of our company is our entrepreneurial team, TRP knowledge spanning early discovery through development to manufacturing, and infrastructure inclusive of a fully operational custom-built 28,000 square foot TRP research and development facility and investment in a planned 63,000 square foot manufacturing facility. On top of this foundation is our lead clinical drug candidate, RYZ101 for refractory GEP-NETs patients, for which clinical data using Ac225 DOTATATE from an academic nuclear medicine group supports potential clinical efficacy and safety. We are also planning to pursue development of RYZ101 for SCLC, an aggressive type of lung cancer with high unmet need. While we believe our TRP foundation and RYZ101 hold tremendous promise and value, we have also significantly invested in a broad discovery portfolio of innovative drug candidates against solid tumor targets with existing human validation data. We plan to be a driving catalyst to unlock the potential for TRP to be a major cancer treatment modality.

Our team

Our team is led by entrepreneurial and proven executives who have deep experience in their respective functions and a shared vision to build the leading TRP company. Our leadership team has over 100 years of combined experience in therapeutics and diagnostics across a company’s lifecycle, from inception to global commercialization. Our President and Chief Executive Officer, Ken Song, M.D., is a career entrepreneur with direct experience in healthcare investing and patient care. Dr. Song is co-founder and chairman of Ablaze Pharmaceuticals Inc. and previously co-founded and served as Chief Executive Officer of Ariosa Diagnostics (acquired by Roche), Chief Executive Officer of Metacrine, Inc., and Executive Chairman of Omniome, Inc. (acquired by Pacific Biosciences). Our Chief Medical Officer, Susan Moran, M.D., MSCE, has extensive experience in leading programs through IND clearance to full regulatory approval. Prior to joining us, Dr. Moran led the clinical development and approval of infigratinib at QED Therapeutics, an affiliate of BridgeBio Pharma. Dr. Moran also held senior positions at Puma Biotechnology, Takeda (formerly Millennium Pharmaceuticals) and Sanofi (formerly Genzyme), where she worked on multiple product approvals. Our scientific leadership team, led by Gary Li, Ph.D., Derek Cole, Ph.D., and Nicholas Smith, Ph.D., has worked on progressing multiple products to clinical development and approval during their tenures at companies, such as Ignyta, QED Therapeutics (an affiliate of BridgeBio Pharma), Seragon Pharmaceuticals (acquired by Roche), Aragon Pharmaceuticals (acquired by Johnson & Johnson), Takeda, Pfizer, Johnson & Johnson and Wyeth. Additionally, our finance, legal, clinical operations and development leadership teams have significant experience in their respective fields.

Supporting our leadership team is a group of premier life science investors, including venBio Partners, Versant Ventures, Venrock Healthcare Capital Partners, Samsara BioCapital, Redmile Group, Viking Global Investors, OrbiMed Advisors, RYZB Holdings Limited, Cormorant Asset Management, Logos Capital, Perceptive Advisors, Vivo Capital, LifeSci Venture Partners, Acuta Capital Partners, Deerfield Management, TCG X and Alexandria Venture Investments, among others.

Our strategy

Our goal is to become the leading radiopharmaceutical company that discovers, develops and commercializes novel TRP drugs to treat solid tumor cancers. We believe that precedent data demonstrating clinical effectiveness of TRP in certain cancers can be broadly applied to other cancers. To be successful, we believe that focused execution and integration across multiple operative disciplines will be critical. The key elements of our strategy are to:

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Establish our position as a pioneer in TRP by harnessing the power of our parallel discovery engine to build a rich and diverse product portfolio. TRP has demonstrated meaningful clinical utility in a select number of solid tumor cancers, and we believe this can be readily translatable to a broader set of solid tumors. Numerous drug targets for cancer have existing human validation data but have yet to be pursued with a TRP approach. Our discovery engine allows us to evaluate multiple targets and various strategies for small binder discovery simultaneously. By continuing to invest in both internal discovery and evaluation of external opportunities, we believe we have gained broad proprietary insights on how best to identify and advance what we regard as the most promising programs. Our approach has enabled us to evaluate dozens of programs over 20 targets since our inception. We have prioritized a subset of these programs and intend to nominate a second development candidate in mid-2022 and continue to build a robust pipeline.

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Rapidly advance RYZ101, our lead drug candidate, through clinical development for GEP-NETs. Our lead program leverages existing clinical experience of TRP and an existing FDA-approved small binder for GEP-NETs but utilizes Ac225 as the therapeutic radioisotope. Our decision to pursue the development of RYZ101 was driven by emerging clinical data using Ac225, which demonstrated signs of clinical benefit and tolerability. We are initiating a Phase 1 clinical trial for RYZ101 in the first half of 2022 for this indication. We are exploring ways to rapidly advance RYZ101 through clinical development and potential approval to provide an attractive treatment option for under-served patients with advanced, refractory GEP-NETs where TRP is already in use.

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Expand the potential of RYZ101 by evaluating SCLC as a second indication. SCLC is an aggressive subtype of lung cancer in which current therapies offer modest survival benefit. Because a subset of SCLC tumors express SSTR2, we believe that combining RYZ101 in the first-line treatment setting with the existing standard of care, which consists of chemotherapy and immunotherapy, could offer clinical benefit. We plan to file an IND in the second half of 2022 to begin clinical evaluation of RYZ101 in SCLC.

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Leverage the precision medicine characteristics of the TRP modality to increase the probability of success of our drug candidates. The same TRP construct can be used for diagnostic imaging as well as therapeutic treatment by switching out the radioisotope in the chelator. We believe that leveraging this property of TRPs can lead to higher probability of success in clinical trials because patient selection for enrollment will rely on confirmation that an individual patient’s tumors express the target of interest. In the commercial setting, patients and doctors will be able to visualize precisely the tumors to be targeted by the therapeutic agent, which could better inform clinical decision making.

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Invest in securing radioisotopes and manufacturing capabilities. We have agreements with government agencies and private entities to provide both Ac225 and Lu177 for our near term and longer term needs. In addition, we have secured current Good Manufacturing Practice, or cGMP, capacity for RYZ101 and, in parallel, have begun building our own cGMP facility to handle the radiolabeling of TRP drug candidates and products.

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Execute with relentless focus and efficiently make decisions to advance or deprioritize programs and activities. We believe that execution will be a key determinant of success in the TRP sector. From our broad discovery program pipeline to the coordination of supply chain and manufacturing, we believe our experienced and multi-disciplinary entrepreneurial team is well positioned to navigate and drive progress. We also recognize the challenges with any drug discovery effort and thus strive to be disciplined in prioritizing and deprioritizing programs and activities as needed.

Background of targeted radiopharmaceuticals

For over 100 years, radiation has been used to treat cancer. Today, many patients across numerous cancer types receive radiation treatment during their course of therapy. Radiation therapy is mainly delivered by external beam therapy, or EBT, in which a machine is used to externally deliver one or multiple beams of radiation to tumors. While EBT can be effective in some circumstances, EBT is generally reserved to treat a few lesions that can be readily visualized by imaging and is not suitable for treatment of multi-focal or widely metastatic disease. In addition, the radiation beams can also cause significant off-target toxicity.

TRP looks to harness the power of radioisotopes and deliver them systemically in a targeted fashion to cancer cells, with the goal of treating a broad range of tumors more effectively and safely than EBT. The types of radioisotopes used in radiation therapy fall into three classes: alpha, beta and gamma. Gamma radiation are photons that emit radiation energy over several meters and is the type of radiation associated with EBT. Alpha and beta radioisotopes are particles with masses much higher than that of gamma rays. As a result, alpha and beta particles emit a concentrated amount of radiation energy over a finite distance of millimeter scale for beta and micron scale for alpha. Beta particles such as Lu177 and Iodine-131 typically cause cellular damage by forming oxygen-free radicals, which result in single stranded DNA breaks. Beta particles have a range of up to 11.5 millimeters in terms of radiation energy transfer. In contrast, alpha particles are larger than beta particles and thus travel shorter distances, typically in the tens of microns range, which is equivalent to the width of a few cells. Alpha particles can have up to 400 times higher radiation energy transfer as compared to beta particles and typically cause multiple double stranded DNA breaks. Alpha particles are also not dependent on oxygen to exert their damage and thus can be effective in hypoxic tumor environments.

Figure 1. Types of radioisotope emitters used in radiation therapy fall into three classes: alpha, beta and gamma, each with its own distinct properties.

In general, design of a TRP drug candidate involves a radioisotope that is connected to a binder that can recognize a protein target of interest. Multiple types of binders can be used to recognize the protein target of interest, but our focus has been to use binders of small molecular weight, such as small molecules and peptides. Depending on the radioisotope used, additional chemical features such as linkers and chelators, which bind certain types of radioisotopes, may be needed. Our current focus is on designing TRPs that deliver Ac225 or Lu177, which are radiometals. Radiometals require a chemical chelator or cage in which the radioisotopes are stably bound. The chelator-radioisotope complex is connected to the binder by a chemical linker.

Figure 2. Design of a TRP drug candidate consists of the molecular binder to protein target and a chemical linker that connects to the radioisotope inside a chelator.

Several TRP drugs have been developed and commercialized. In the early 2000s, two antibody-based TRPs, Bexxar (tositumomab) and Zevalin (ibritumomab tiuxetan), were approved to treat CD20 positive lymphomas. Despite positive clinical trial data and FDA approval, neither agent was adopted widely. Supply chain and manufacturing challenges, coupled with reimbursement issues and financial incentive dynamics with medical oncologists, were thought to explain the lack of commercial success of these first generation TRP drugs. Nearly a decade after the approval of Bexxar and Zevalin, TRPs began to re-emerge with several examples of positive clinical trial data, regulatory success and commercial adoption, including:

•	FDA approval of Bayer’s Xofigo (radium 223Ra dichloride), an alpha radioisotope therapy for bone metastases associated with prostate cancer, in 2013.

•	FDA approval of Progenics Pharmaceuticals’ Azedra (iobenguane 131I), a beta radioisotope therapy for rare adrenal tumors, in 2018.

•	EMA and FDA approval of Advanced Accelerator Applications’ Lutathera (Lu177 DOTATATE), a beta radioisotope therapy for neuroendocrine tumors, in 2017 and 2018, respectively.

•	Significant Phase 3 clinical efficacy data for Lu177 PSMA-617, a beta radioisotope therapy for metastatic prostate cancer being developed by Novartis.

Our approach

Our goal is to become the leading radiopharmaceutical company that discovers, develops and commercializes novel TRP drugs to treat solid tumor cancers. We believe that precedent data demonstrating clinical effectiveness of TRP in certain cancers can be broadly applied to other cancers. To be successful, we believe that focused execution and integration across multiple operative disciplines will be critical. Our parallel discovery engine consists of internal discovery of proprietary TRP drug candidates, as well as evaluation of external drug candidates. Promising TRP drug candidates are complemented by a development ecosystem consisting of our clinical and regulatory expertise, network of radioisotope suppliers and manufacturing capacity for radiolabeling.

Figure 3. Our overall strategy for radiopharmaceuticals consists of a parallel discovery engine for nominating TRP drug candidates, which then progress into a development ecosystem.

We have established a differentiated parallel discovery engine that we are leveraging to build a broad pipeline of drug candidates. Our platform allows us to make data-driven decisions by leveraging key pillars of our platform: target selection, multi-pronged iterative approach to binder discovery and data-driven radioisotope selection. Our ability to rapidly generate data across multiple programs not only enables us to iterate and optimize the chemistry of our internal compounds, but also provides us with useful insights to better evaluate external opportunities for potential in-licensing.

Target selection: The starting point for our discovery efforts is the selection of solid tumor targets confirmed to be overexpressed in human cancers and for which some clinical data exists, typically from an antibody or cell-based therapy. We leverage our proprietary generated data, in concert with our network of industry experts and published literature and developments in the oncology drug sector, to prioritize a list of solid tumor targets based on the strength of the biology and clinical data. We have evaluated dozens of potential programs across over 20 targets of interest and prioritized a small set of targets, that we believe hold the greatest promise of success.

Multi-pronged iterative approach to small binder discovery: Well characterized small molecule and peptide screening library approaches are available but haven’t been fully leveraged to identify binders for TRP. We employ multiple diverse approaches to identify novel small binders with linkers to chelators that carry a radioisotope. Our in-house expertise allows us to evaluate our drug candidates utilizing in vitro target-specific assays, as well as in vivo animal models. For our prioritized list of targets, we focus on identifying small binders, such as peptides and small molecules, as we believe these chemotypes are best suited to provide optimal properties for delivery of a radioisotope. Moreover, we are also cognizant of the fact that recent TRP drugs showing clinical and commercial success consist of small binders.

While various binder types can offer high affinity and target specificity, we have purposefully avoided large macromolecules, such as antibodies, or Abs, as we believe there are limitations on both efficacy and safety with large macromolecules. The potential advantages of small binders over Abs are:

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Small size binders have potential to improve efficacy. We believe peptides and small molecules, which can be up to 100 times smaller in molecular weight as compared to Abs, are particularly well suited for TRP. Abs have been and continue to be evaluated as binders for TRP. However, when considering the delivery of a radioisotope with a radiation energy emission as short as a few cell widths, it is important to ensure that the TRP can diffusely penetrate the tumor as efficiently as possible. Smaller binders are more likely to accomplish this than Abs and thus have potential to provide better efficacy.

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Faster systemic clearance of small binders may improve tolerability. We also prefer peptides and small molecules given their shorter residence time in circulation. Abs can circulate up to several weeks, thereby allowing a linked radioisotope to undergo decay and cause risk of systemic radiation toxicity. Several examples of TRPs based on Abs have exhibited bone marrow toxicity because of the long circulatory time of Abs. In contrast, peptides and small molecules can be designed to have circulation times of a few hours or less, and thus unbound TRP molecules can be excreted from the body, reducing the risk of toxicity from unwanted systemic radiation.

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Synthetic design of small binders can be lower cost and have quicker manufacturing. In addition to the potential efficacy and safety benefits of small binders as compared to Abs, there is the additional operational advantage of peptides and small molecules being synthetic. Small synthetic binders allow for shorter manufacturing development times and lower cost compared to biologics such as Abs.

Figure 4. Peptides and small molecules present advantages as TRP binders compared to Abs due to their higher tumor penetration properties, lower risks of systematic radiation toxicity and faster manufacturing timelines.

Small binder hits against our targets are subjected to an in vitro and in vivo testing funnel to assess several properties of the binder. We have developed methods to generate assay and in vivo data utilizing radiolabeled and non-radiolabeled TRP constructs to guide our chemistry optimization efforts. Initially, we relied on third parties for our discovery efforts. While we continue to leverage the services of third parties, we have grown our internal discovery capabilities, including our custom-built 28,000 square foot research and development facility in San Diego, California. Our facility is outfitted with the latest equipment for biology and chemistry discovery, as well as a small animal vivarium. We also have molecular imaging, biodistribution and radiolabeling capabilities.

In parallel, we continually assess the broader landscape for in-licensing opportunities, thereby generating an iterative knowledge cycle between our internal discovery efforts and evaluation of external drug candidates. We believe that our internal discovery capabilities, which provide us with the ability to perform our own laboratory evaluation of potential assets, allow us to better evaluate in-licensing opportunities.

Data-driven radioisotope selection: Drug candidates that emerge from our discovery engine are complemented by a development infrastructure that provides a coordinated path to advance promising drug candidates into human clinical trials. We are exploring both alpha and beta emitting radioisotopes, such as Ac225 and Lu177, respectively, with a preference for using higher potency alpha emitters. Both of these isotopes have published clinical benefit data in different tumor types.

The selection of radioisotope for therapeutic purposes is dependent on a multitude of factors related to the biology of the target, tumor type and architecture, specifics of the binder and how TRP will be used clinically (i.e., early or late line treatment setting, monotherapy or combined with other therapies). We also consider the decay half-life of a radioisotope, as we believe a centralized manufacturing process for the TRP is preferred to enable consistent high-quality manufacturing and streamlined operations to control product costs. Our current focus for therapeutic radioisotopes is Ac225, an alpha radioisotope with decay half-life of 10 days, and Lu177, a beta radioisotope with decay half-life of 6.6 days. Ac225 and Lu177 can be delivered selectively by small binders by the use of the same chelator, which allows for a streamlined evaluation of both isotopes during preclinical and clinical development. We also plan to work with radioisotopes for diagnostic imaging, which include Gallium 68, or Ga68, and Indium 111, or In111, among others. Lu177 at low doses can also be used for diagnostic imaging. The aforementioned radioisotopes are all metal ions and can be incorporated into the same chelator linked to our small binders.

External asset evaluation: We complement our internal discovery efforts with several partnerships and assessment of in-licensing opportunities, thereby generating an iterative knowledge cycle between our internal discovery efforts and evaluation of external drug candidates.

Enabling precision clinical trials and treatment of patients

An attractive feature of TRP is the ability to use the same TRP construct as a diagnostic and therapeutic agent by switching out the type of radioisotope in the chelator. Radioisotopes that allow for diagnostic imaging, such as Ga68 and In111, utilize the same chelator as the therapeutic isotopes Ac225 and Lu177. By using the TRP construct as a diagnostic imaging agent, one can visualize in each patient the uptake of the TRP construct in tumor and normal tissues to appropriately select those patients who would more likely benefit from treatment of TRP with a therapeutic radioisotope. This feature differentiates TRP as a cancer treatment modality, enabling a truly precision approach to clinical trial design, patient selection and patient treatment. We believe that leveraging the diagnostic and therapeutic potential of TRP may lead to higher probability of success in clinical trials, because patient selection for enrollment will rely on confirmation that an individual patient’s tumors express the target of interest. In the commercial setting, patients and doctors will be able to visualize precisely the tumors to be targeted by the therapeutic agent which could better inform clinical decision making.

Both Ac225 and Lu177 are potent radioisotopes that have published clinical benefit data. As an alpha radioisotope, Ac225 causes more cellular damage than Lu177. While this can translate to better tumor killing, Ac225 can also lead to unwanted damage to normal tissues. Certain architectural features of tumors, the nature of the target expression and properties of the binder could lend towards Ac225 or Lu177 providing a better therapeutic index. To determine which radioisotope may be best suited for later clinical development of our discovery programs, we plan to evaluate both Ac225 and Lu177 in parallel for our future Phase 1 clinical trials. Generating clinical data on both radioisotopes can inform which one should proceed into further clinical development. We anticipate that patients will be first imaged with the TRP construct as a diagnostic imaging agent. Then, eligible patients whose tumors are confirmed to express the target of interest will be dosed with the TRP construct radiolabeled with Ac225 or Lu177. Both radioisotopes can be bound to the same chelator, and thus the same TRP construct can be used for diagnostic imaging and therapeutic radioisotope treatment.

Figure 5. Parallel Ac225 (alpha) and Lu177 (beta) evaluation in Phase 1 designed to provide optionality for discovery programs entering early clinical trials.

Radioisotope supply and manufacturing network

We have several partnerships with suppliers of both Ac225 and Lu177 who provide us these radioisotopes on a regular schedule. We have established supply arrangements with two government agencies and three private entities, which we believe provide, or will in the future provide, sufficient access to both Ac225 and Lu177 for our near term and longer-term needs.

Radiolabeling of the radioisotope into the TRP construct requires specialized equipment and expertise. Because the radioisotope is constantly undergoing decay, frequent manufacturing of small batches is required. We have secured cGMP contract manufacturing capacity and, in parallel, have begun the design and construction of our own 63,000 square foot cGMP facility in Indianapolis, Indiana. This facility is expected to be operational by the end of 2023 and we expect it to have sufficient capacity to support manufacturing for clinical development, including pivotal clinical trials as well as early commercialization.

Our programs

RYZ101 – Ac225 radiolabeled peptide targeting SSTR2 for refractory GEP-NETs

Background

Gastroenteropancreatic neuroendocrine tumors, or GEP-NETs, are rare tumors with an incidence of approximately 18,000 patients annually in the United States. Despite this low incidence, many GEP-NETs follow an indolent disease course and thus the prevalence of GEP-NETs in the United States is approximately 100,000 patients. GEP-NET tumors can be aggressive and resistant to therapy, with metastatic disease present at diagnosis in 40-76% of cases. Depending on their morphology and proliferative activity, GEP-NETs are classified as well-differentiated tumors or poorly differentiated carcinomas.

The primary treatment for localized GEP-NETs is surgery with curative intent. However, as many patients are diagnosed after they have developed locally advanced or metastatic disease, only a minority of patients with

GEP-NETs can be cured by surgery. The majority of GEP-NETs overexpress SSTR2 on the cell surface. Somatostatin analogs, or SSAs, are used to treat symptoms of hormonal overproduction and, to a lesser extent, can have a cytostatic effect. Following progression on SSA treatment, chemotherapy and molecularly targeted therapies, such as everolimus or sunitinib have been approved as treatment options, but these agents provide modest progression free survival benefit and can have tolerability issues.

Lutathera, which is a TRP drug comprised of the beta radioisotope Lu177 radiolabeled into DOTATATE, an SSA with DOTA chelator, has recently become another option for therapy of GEP-NETs following regulatory approval in Europe and the United States in 2017 and 2018, respectively. Lutathera was evaluated in a Phase 3 clinical trial, the NETTER-1 clinical trial, in which patients with well-differentiated midgut NETs expressing SSTR2 were randomized to receive treatment with Lutathera plus SSA or high dose SSA, the control treatment. Treatment with Lutathera showed an objective response rate of 18%. Lutathera resulted in a 79% reduction in risk of progression or death compared with the control group. At 20 months post-randomization, the majority of patients treated with Lutathera had no evidence of disease progression and therefore the median time to progression-free survival, or mPFS, had not been reached in the Lutathera-treated patients, whereas mPFS was 8.4 months in the control group. The NETTER-1 trial, along with other clinical data that included data from patients with pancreatic NETs, supported the FDA approval of Lutathera for GEP-NETs.

Reference: Strosberg et al. NEJM 2017

Figure 6. Lutathera demonstrated significant improvement in progression free survival in GEP-NETs patients as compared to the control group.

Lutathera was granted orphan drug designation by the FDA and EMA prior to its commercial approvals, such that following its approval in both Europe and the United States, a period of marketing exclusivity applies despite lack of patent protection on the DOTATATE molecule. Prior to the NETTER-1 trial, clinical data from academic medical centers had already been published for several years demonstrating the potential merits of TRP therapy using Lu177 via SSA delivery.

While Lutathera confers significant benefit to patients with advanced GEP-NETs, the majority of patients invariably relapse, usually within two to three years after treatment. Treatment options are limited for patients with disease progression and given that Lutathera has been marketed in the United States since 2018, the number of patients with progressive disease after Lutathera therapy is increasing.

Our solution – RYZ101

RYZ101 utilizes the same TRP construct, DOTATATE, as Lutathera but replaces the beta radioisotope, Lu177, with Ac225, which emits a high-energy, shorter-range alpha particle that elicits double-stranded DNA breaks in cancer cells, leading to cell death. This mechanism is less amenable to repair by the cell, thus reducing the potential for resistance. Given the higher potency of Ac225 over Lu177, we believe that RYZ101 has the potential to provide greater efficacy than what has been observed with Lutathera.

Similar to how Lutathera was developed and approved by leveraging existing clinical experience from academic medical centers, we saw the opportunity to do something similar with Ac225 DOTATATE. Clinical experience in treating GEP-NETs with Ac225 DOTATATE, the same molecule as RYZ101, was presented by an academic nuclear medicine group, in which 81 patients were treated. In this group’s experience, Ac225 DOTATATE was radiolabeled at the local institution and administered to GEP-NET patients overexpressing SSTR2 at a median dose of approximately 120 kBq/kg at 8-week intervals. Patients underwent routine follow-up, as well as positive emission tomography and computed tomography scans, to assess for tumor response to treatment. A subset of patients had previously been treated with Lu177 DOTATATE, whereas other patients were TRP naïve with Ac225 DOTATATE being their first TRP. Of the 55 patients previously treated with Lu177 DOTATATE, 25 had disease progression. Treatment with Ac225 DOTATATE in this group of patients showed a mPFS of 26 months. In comparison, other clinical trials have evaluated Lu177 DOTATATE as a retreatment strategy in NET patients who were previously treated with Lu177 DOTATATE and had disease progression. In those trials, Lu177 DOTATATE retreatment showed mPFS of 6 to 14.6 months.

Figure 7. Data summary from different clinical trials showing mPFS of retreatment with Lu177 DOTATATE, compared to the mPFS observed by an academic nuclear medicine group in 25 patients who had been previously treated with Lu177 DOTATATE and went on to have disease progression, who were then treated with Ac225 DOTATATE.

To evaluate the safety of Ac225 DOTATATE, we were able to obtain de-identified patient level data from the academic nuclear medicine group. We analyzed data from all patients who received Ac225 DOTATATE, as well as the subset of patients who had been treated with Lu177 DOTATATE prior to receiving Ac225 DOTATATE therapy. We further segmented groups by total Ac225 DOTATATE received in megabecquerels, or MBq, binning them into low (less than 29.6 MBq), medium (29.6 up to 44.4 MBq) and high (44.4 and greater MBq) cohorts. Comparing baseline lab to last lab values obtained, we did not observe any significant changes in hematologic, metabolic or liver test results attributable to Ac225 DOTATATE. To assess for kidney function, we evaluated creatinine, or Cr, as a surrogate and to assess for bone marrow function, we evaluated platelet levels as these have been shown to be the most sensitive of the hematological lab parameters. Cr and platelets showed similar values between baseline and last results. Results between all patients and the subset of patients previously treated with Lu177 DOTATATE were similar. Additionally, another academic nuclear medicine group administered Ac225 via a different SSA at various doses and demonstrated that single activities up to 29 MBq were not associated with hematological toxicity and severe toxicities were not observed until 44 MBq single dose.

Figure 8. Ac225 DOTATATE treatment shows no signs of dose-dependent, irreversible kidney or bone marrow toxicity based on creatinine and platelet levels, respectively.

Clinical development plans

We undertook a series of activities to prepare an IND filing for RYZ101. As part of our formulation development, we evaluated over 100 different conditions to identify our proprietary formulation of RYZ101 amenable to centralized manufacturing. We have validated a RYZ101 formulation which is designed to provide 120 hours of stability following radiolabeling with Ac225. In comparison, Lutathera has 72 hours of stability following radiolabeling. We submitted our IND for RYZ101 in refractory GEP-NETs in December 2021 and received a Study May Proceed letter from FDA in January 2022.

We are initiating a Phase 1 clinical trial with RYZ101 in GEP-NET patients that have progressive disease following treatment with Lu177 SSA therapy in the first half of 2022. Based on the existing clinical data with Ac225 DOTATATE, we plan to conduct this clinical trial as a dose de-escalation trial in which the starting dose of 120 kBq/kg is the same median dose used by the academic nuclear medicine group that showed clinical efficacy and safety. We anticipate that patients will receive RYZ101 administered systemically once every eight weeks for up to four doses. Additional lower dose levels of RYZ101 will be explored only if a safety signal is observed at the starting and subsequent doses. Concomitant with RYZ101 administration, we anticipate that patients will also receive co-infusion of an amino acid solution containing lysine and arginine to help reduce kidney uptake of RYZ101. The use of amino acid solutions is the standard of care for Lutathera as well.

Figure 9. Phase 1 clinical trial design of RYZ101 in which the starting dose level is the maximal expected dose with de-escalation dose levels following, if needed.

The primary objective of our Phase 1 clinical trial is to evaluate for potential dose limiting toxicities. Our Phase 1 clinical trial will also determine whether 120 kBq/kg or a lower dose would be used for further clinical development. We plan to evaluate at least six patients per required dosing cohort.

As part of our Phase 1 clinical trial, we are also planning to conduct a dosimetry analysis in a subset of patients in the second half of 2022. The purpose of the dosimetry analysis is to estimate the absorbed doses of Ac225 into select tissues and organs.

Once the recommended Phase 2 dose, or RP2D, from our Phase 1 clinical trial has been determined, we plan to meet with the FDA and discuss the appropriate timing and design for a randomized clinical trial in patients with GEP-NETs that have progressive disease following treatment with Lu177 SSA therapy. We plan to discuss with the FDA whether a registrational clinical trial could be done following the Phase 1 clinical trial. For this next clinical trial, patients with tumors with SSTR2 expression documented with FDA-approved SSTR2 imaging agents would be randomized to treatment with RYZ101 or standard of care therapies including targeted small molecule and hormonal agents. We plan to evaluate mPFS as the primary endpoint. As part of our regulatory strategy, we also plan to seek orphan drug designation for RYZ101, which would potentially allow for market exclusivity in the United States and Europe upon approval for seven and ten years, respectively.

RYZ101 – Ac225 radiolabeled peptide targeting SSTR2 for SCLC

Background

Lung cancer is the second most common cancer in the United States with an estimated 235,760 new diagnoses per year, of which SCLC represents approximately 13%. SCLC is distinguished from other forms of lung cancer by its rapid doubling time, high growth fraction, and early manifestation of metastatic disease. Given this, very few patients are eligible for surgical treatment and cure. Histologically, SCLC have neuroendocrine features with a subset of them expressing SSTR2. Therefore, we believe a subset of SCLCs would be amenable to treatment with RYZ101.

We performed an analysis of 70 human SCLC tumors to assess for expression of SSTR2 protein using immunohistochemistry, or IHC. The level of SSTR2 protein expression in cells is depicted by the staining intensity with IHC, which shows up as brown on the below images. Performing IHC on different human tissue samples, we observed SSTR2 expression in some SCLC tumors could be similar to expression observed in GEP-NETs. Expression of SSTR2 in normal lung tissue was minimal as noted by the lack of brown staining.

Figure 10. Representative SSTR2 staining of human tissues showing high expression of SSTR2 in SCLC similar to pancreatic NETs and normal lung tissue showing minimal staining in comparison.

We quantified the SSTR2 expression in SCLC samples via calculation of an H-score, which is used to assess the extent of protein expression. The H-score has a range of 0 to 300 and is derived by assigning a staining intensity of 0, 1, 2 or 3 multiplied by the percentage of cells with that staining intensity. We categorize positive expression as any H-score over 10 with H-scores greater than 100 representative of high expressers. In our analysis of 70 SCLC samples, we observed 47% of SCLC tumors expressed SSTR2, with 27% of the total being high expressers.

Figure 11. Summary of SSTR2 staining in human SCLC tissue samples (n=70) demonstrates 47% of samples have SSTR2 expression, with 27% showing high SSTR2 expression.

The samples analyzed were mostly from the primary SCLC tumor. Reports have suggested that metastatic SCLC lesions may have more heterogeneity of SSTR2 expression.

Preclinical efficacy of TRP has been evaluated in tumor xenograft models in mice. A published preclinical study compared standard chemotherapy consisting of carboplatin and etoposide to Lu177 DOTATATE, or Lutate, alone and in combination with standard chemotherapy. As demonstrated below, TRP with Lutate in combination with chemotherapy resulted in the best tumor volume response, as well as improved survival. We plan to conduct preclinical studies evaluating RYZ101 alone and in combination with chemotherapy in xenograft models.

Reference: Lewin et al. Eur J Nucl Med Mol Imaging 2014

Figure 12. Preclinical SCLC xenograft trial showed that a combination of TRP (Lutate) and chemotherapy (Carbo/Etop) provided the best tumor volume reduction and overall survival.

Clinical evaluation of TRP in SCLC has been limited to single center case series using beta radioisotopes. Even in these small studies, some objective responses have been observed. We are not aware of any clinical data using Ac225 in SCLC.

Clinical development plans

The current standard of care for extensive SCLC disease, or ES-SCLC, is chemotherapy consisting of platinum agents, such as carboplatin or cisplatin plus etoposide along with anti-PD-L1 drugs. Two anti-PD-L1 drugs, IMFINZI (durvalumab) and TECENTRIQ (atezolizumab), are FDA approved. While SCLC typically shows initial high rates of response to treatment, most patients relapse within a few months to a year. Based on clinical trials, first line treatment of ES-SCLC has a median progression free survival of approximately five months and median overall survival of 12 to 13 months.

We plan to file an IND for RYZ101 for SCLC in the second half of 2022. Following IND clearance, our initial plan is to conduct a Phase 1 dose escalation clinical trial of RYZ101, in combination with standard of care chemotherapy and PD-L1 in the first line setting. The primary objective of the anticipated clinical trial is to evaluate for dose-limiting toxicities and to identify a RP2D for further clinical development.

Discovery programs

Our discovery approach leverages existing knowledge and modalities to select drug targets and discover novel binders, which we believe provides a higher probability of success to identify drug candidates for clinical trials. The three core pillars upon which we pursue discovery are based on: (1) Target selection — we focus on solid tumors in oncology and prioritize targets with confirmed overexpression in human cancers and for which some clinical data exists, (2) Binder discovery — we focus on small binders and utilize chemistry approaches that have been well characterized, and (3) Radioisotope selection — we evaluate both alpha and beta radioisotopes, such as Ac225 and Lu177, respectively.

Our decision to pursue TRP-based drugs versus antibody drug conjugate-, or ADC, based drugs was deliberate. Unlike conventional chemotherapy treatments, ADCs are targeted medicines that deliver chemotherapy agents to cancer cells. There are several ADC-based products that are FDA approved and commercially available. While the overall concept behind ADCs of using a binder against a protein target to selectively deliver a payload has similarities to TRPs, we believe several differences point in favor of our TRP constructs, which can translate to higher probability of success in identifying TRP drug candidates in a shorter timeframe. These include:

•	Radioisotopes are more potent than chemotherapeutic payloads of ADCs;

•	Our TRPs use binders smaller than Abs, which can allow for deeper and broader distribution in the tumor;

•	With TRP, cellular internalization is not necessary to cause cancer cell killing, whereas ADCs are dependent on cellular internalization for efficacy;

•	Stable linkers can be used with TRPs, whereas customized cleavable linkers are used for ADCs; and

•	TRPs can avoid and overcome drug efflux transporter-mediated resistance to ADCs.

Since we commenced operations in August 2020, we have evaluated dozens of programs across over 20 drug targets, evaluating several different small molecule and peptide-based libraries. We have explored a variety of peptide and small molecule binder properties, as well as different linker chemistries, to develop our proprietary approach to discover and optimize small binders. We have identified several key peptide metrics, which guide our discovery efforts from peptide library design for screening to optimization. The figure below illustrates proprietary data generated by us, showing different peptide binders (each peptide represented by a dot) against various solid tumor targets (each target represented by a color). Data is generated on several key metrics to guide early screening to lead optimization.

Figure 13. Plot of our proprietary peptides (represented by dots) against six different tumor targets (represented by colors).

The linkers between the peptide and chelators that bind the radioisotope can also modify the overall drug-like properties of a TRP construct. We have evaluated different linker designs on charge, polarity, protein binding and cleavability. These different linker designs enhance the small binder properties, especially in regard to systemic clearance and overall exposure of the TRP construct in blood. The below two graphs are examples of proprietary datasets we have generated in which each color represents a different linker design. Our binder and linker datasets are critical in framing our views on the best small binder and linker combination for a target.

Figure 14. Different linker designs represented by different colors show effects on half-life and overall exposure of TRP construct in blood.

In addition to our internal discovery efforts, we actively evaluate third-party programs for potential in-licensing. We have established a framework to prioritize our different discovery programs, internal and in-licensing evaluation, and continue to update this framework as new data emerges. The primary metrics we employ to prioritize our programs are chemistry status, program viability and expected commercial value. Each metric and scoring reflect our assessment and best judgment at a given point in time. For a given target, more than one chemistry program may be evaluated. Based on our knowledge and proprietary framework, we have been able to prioritize our discovery programs and focus our resources on a select number of programs, and we expect to nominate a second drug candidate in mid-2022.

Manufacturing and supply

We do not currently own or operate manufacturing facilities for the production of any of our current or future drug candidates. We have several partnerships with suppliers of both Ac225 and Lu177 who provide us, or are expected in the future to provide us with, these radioisotopes on a regular schedule. These supply arrangements include two government agencies and three private entities, which we believe provides us sufficient access to both Lu177 and Ac225 for our near term and longer-term needs.

Radiolabeling of the radioisotope into the TRP construct requires specialized equipment and expertise. As the radioisotope is constantly undergoing decay, frequent manufacturing of small batches is required. We currently rely on a third party for the manufacture of our lead drug candidate, RYZ101, and in parallel, we have begun design and construction of our own manufacturing facility. Our facility is expected to be operational by the end of 2023 and we expect it to have sufficient capacity to support manufacturing for clinical development, including registrational trials and early commercialization.

Sales and marketing

Given our stage of development, we have not yet established a commercial organization or distribution capabilities. We intend to build a commercial infrastructure to support sales of any of our approved future drugs. We expect to manage sales, marketing and distribution through internal resources and third-party relationships. In addition, we will opportunistically explore commercialization partnerships, particularly with entities that have strong capabilities in geographies outside the United States. As our current and future drug candidates progress through clinical development, our commercial plans may change. Clinical data, the size of the development programs, the size of our target markets, the size of a commercial infrastructure and manufacturing needs may all influence our commercialization strategies.

Competition

The biotechnology and pharmaceutical industries are characterized by the rapid evolution of technologies and understanding of disease etiology, intense competition and a strong emphasis on intellectual property. We face substantial competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic research institutions and governmental agencies and public and private research institutions. For example, prior clinical experience in treating 81 patients with GEP-NETs with Ac225 DOTATATE, the same active ingredient as RYZ101, has been presented by an academic nuclear medicine group, and either that group or a third party may attempt to seek commercialization relying in part on that public data.

In addition to the current standard of care for patients, commercial and academic clinical trials are being pursued by a number of parties in the field of radiopharmaceuticals. Early results from these trials have fueled continued interest in radiopharmaceuticals, which is being pursued by several biotechnology companies, as well as by large pharmaceutical companies.

We consider our most direct competitors to be companies developing targeted alpha-based radiopharmaceuticals for the treatment of cancer. There are several companies developing targeted alpha-based radiopharmaceuticals for the treatment of cancer, including Bayer, Novartis, Johnson & Johnson, Actinium Pharmaceuticals, Inc., RadioMedix, Inc., Orano Med, Aktis Oncology, Fusion Pharmaceuticals Inc., ITM Isotope Technologies Munich SE, POINT Biopharma Global Inc., Curie Biopharmaceuticals, Inc., Y-mAbs Therapeutics, Inc. and Telix Pharmaceuticals Limited. These companies are targeting a wide range of solid and hematologic malignancies using various alpha emitting isotopes, including Radium-223, Ac225 and Thorium-227. The first and only approved alpha particle-based therapy is Bayer’s Xofigo, a salt of radium that cannot easily and robustly be attached to a targeting molecule, but naturally localizes to regions where cancer cells are infiltrating bone. Xofigo was approved in 2013 for the treatment of bone metastases associated with prostate cancer.

There are several companies with approved beta-based radiopharmaceuticals, including Progenics Pharmaceuticals, Inc., Novartis, Bayer and Q BioMed Inc. and other companies developing beta-based radiopharmaceuticals, including POINT Biopharma Global, ITM Isotope Technologies Munich SE and Telix Pharmaceuticals Limited. The beta emitting isotopes used by these companies include Iodine-131, Lu177, Strontium-89 and Yttrium-90. A recently approved beta particle-based radiopharmaceutical is Novartis’ Lutathera, which was approved by the FDA in 2018 for the treatment of patients with somatostatin receptor-positive GEP-NET cancers. There are other beta particle-based radiopharmaceuticals in various stages of clinical development by companies, including Novartis, Ipsen S.A., Y-mAbs Therapeutics, Inc. and Clovis Oncology, Inc.

Many of our current or potential competitors, either alone or with their collaboration partners, have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient enrollment in clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

We could see a reduction or elimination in our commercial opportunity if our competitors develop and commercialize drugs that are safer, more effective, have fewer or less severe side effects, are more convenient to administer, are less expensive or with a more favorable label than our drug candidates. Our competitors also may obtain FDA or other regulatory approval for their drugs more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. The key competitive factors affecting the success of all of our drug candidates, if approved, are likely to be their efficacy, safety, convenience, price, availability of the relevant isotope, the effectiveness of imaging diagnostics, the level of generic competition and the availability of reimbursement from government and other third-party payors.

Intellectual Property

Our success depends in part on our ability to obtain, maintain, protect, defend and enforce proprietary protection for our drug candidates and other discoveries, inventions, trade secrets and know-how that are critical to our business operations. Our success also depends in part on our ability to operate without infringing, misappropriating or otherwise violating the proprietary rights of others, and in part on our ability to prevent others from infringing, misappropriating or violating our proprietary rights. A discussion of risks relating to intellectual property is provided under the section titled “Risk factors—Risks related to intellectual property.”

We do not own or in-license any issued patents related to our drug candidates, including RYZ101. In addition, we do not have and do not expect to have any patent or patent applications that cover the active drug substance in RYZ101, which is Ac225 DOTATATE. If we do not obtain meaningful patent coverage for our drug candidates, their respective components, formulations, combination therapies, methods used to manufacture them, and methods of treatment, competitors may be able to erode or negate any competitive advantage we may have, which would likely harm our business and ability to achieve profitability.

For our RYZ101 program, as of February 7, 2022, we owned one pending U.S. non-provisional patent application and one pending U.S. provisional patent application, each directed to the pharmaceutical formulation of RYZ101 and methods of using the same. Any patents issuing from the U.S. non-provisional patent application or future non-provisional patent applications that we may file claiming priority to the provisional patent application are expected to expire in 2042, excluding any patent term adjustments and extensions that may be available.

As of February 7, 2022, we owned four pending U.S. provisional patent applications and two pending international patent applications filed under the Patent Cooperation Treaty, or PCT, which are related to our early stage discovery programs with claims directed to the composition of matter of our TRPs that incorporate small binders against our targets of interest and methods of using the TRPs. Any patents issuing from future patent applications that we file based on these applications are expected to expire between 2041 and 2043, excluding any patent term adjustments and extensions that may be available.

However, U.S. provisional patent applications are not eligible to become issued patents unless and until, among other things, we file a U.S. non-provisional patent application or PCT patent application within 12 months of filing one or more of our related provisional patent applications. With regard to such U.S. provisional patent applications, if we do not timely file any non-provisional patent applications, we may lose our priority date with respect to our provisional patent applications and any patent protection on the inventions disclosed in our provisional patent applications. While we intend to timely file non-provisional patent applications related to our provisional patent applications, we cannot predict whether any such patent applications will result in the issuance of patents that provide us with any competitive advantage. Further, our PCT applications are not eligible to become patents until, among other things, we file a national stage patent application within 30 months in the countries in which we seek patent protection. If we do not timely file any national stage patent applications, we may lose our priority date with respect to our PCT patent applications and any patent protection on the inventions disclosed in such PCT patent applications.

In addition to patent protection, we also rely on trade secrets, know-how, trademarks, confidential information, other proprietary information and continuing technological innovation to develop, strengthen and maintain our competitive position. We seek to protect and maintain the confidentiality of proprietary information to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. Although we take steps to protect our proprietary information and trade secrets, including through contractual means with our employees, consultants, contractors and collaborators, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology. Thus, we may not be able to meaningfully protect our trade secrets. It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality and invention assignment agreements upon the commencement of employment or consulting relationships with us. However, such confidentiality agreements can be breached, and we may not have adequate remedies for any such breach. For more information regarding the risks related to our intellectual property, see the section titled “Risk factors—Risks related to intellectual property.”

Key Agreements

RESEARCH COLLABORATION AND LICENSE AGREEMENT WITH NIMBLE THERAPEUTICS, INC.

On February 8, 2021, we entered into a research collaboration and license agreement, or the Nimble Agreement, with Nimble Therapeutics, Inc., or Nimble, to collaborate on certain preclinical development activities with the goal of identifying binding peptides to certain collaboration targets. Our collaboration may involve up to a fixed number of option targets, which we have the right to nominate during a specified time period.

Pursuant to the Nimble Agreement, Nimble granted us a non-exclusive, sublicensable (subject to certain exclusions) license to certain of its existing and arising patents and know-how, solely to the extent necessary to make, have made, use, sell, offer for sale, export, import and fully exploit certain program molecules and program products, in the diagnosis, screening or treatment of one of more human diseases by introducing into the human body a peptide molecule targeting a collaboration target coupled to any radioactive molecule, worldwide. Under the Nimble Agreement, we granted Nimble a non-exclusive, royalty-free, worldwide license to certain of our existing and arising patent rights and know-how, solely for the purpose of Nimble’s performance of its assigned activities under each research plan and program.

Pursuant to the Nimble Agreement, the collaboration is managed by a joint research committee consisting of representatives from each of us and Nimble. Under the Nimble Agreement, we agreed that after a certain stage of each research plan, we are responsible for and have decision-making authority with respect to all development, manufacturing and commercialization of program molecules and program products at our sole cost and expense. Under the Nimble Agreement, following each research term with respect to each research program, Nimble is responsible for transferring and delivering to us, at no additional cost to us, all data generated under such research program in Nimble’s possession and control and related to any program molecule discovered under such research program, as necessary or reasonably useful for us to develop, manufacture and commercialize the program molecules discovered under such research program.

Pursuant to the Nimble Agreement, in partial consideration of the rights and licenses granted to us, we paid a one-time, non-creditable and non-refundable upfront payment of $800,000 to Nimble for the primary collaboration target. In addition, we will be obligated to pay Nimble (i) up to an aggregate of $201.7 million upon the attainment of certain discovery, development and sales milestones and (ii) a mid-single digit royalty on net product sales for the first target. We would also be obligated to make the following payments in total if we nominate the maximum number of additional optional collaboration targets permitted under the Nimble Agreement: (i) up to an aggregate of $897.5 million, which consists of an upfront payment, payments upon the attainment of certain discovery, development and first commercial sales milestones, and certain net sales milestones, and (ii) a mid-single digit royalty on net product sales, subject to reduction under certain circumstances. In addition, we would be obligated to pay Nimble up to a low double digit percentage of certain licensing consideration we receive.

Unless earlier terminated, the Nimble Agreement will terminate on a program product-by-program product and country-by-country basis, on the date of the expiration of all applicable royalty terms with respect to such program product in any country within a country. The Nimble Agreement will expire in its entirety upon the expiration of all applicable royalty terms with respect to all program products in all countries in the territory.

The Nimble Agreement may be terminated, by written notice, by either party if there is a material breach by the other party that is uncured within 90 days of receiving notice of such breach (or 30 days in the case of a breach of a payment obligation under the Nimble Agreement). We have the right, in our sole discretion, to terminate the Nimble Agreement in its entirety upon 90 days prior written notice to Nimble. Either party may terminate the Nimble Agreement in its entirety, effective immediately upon written notice to the other party if, at any time certain insolvency or bankruptcy events occur with respect to the other such party.

On September 3, 2021, we entered into a first amendment to research collaboration and license agreement with Nimble, or the First Nimble Amendment. Pursuant to the First Nimble Amendment, we extended the option period for nominating our option targets or replacement option targets. On November 9, 2021, we entered into a second amendment to research collaboration and license agreement with Nimble, or the Second Nimble Amendment. Pursuant to the Second Nimble Amendment, we selected replacement option targets.

DISCOVERY AND LICENSE AGREEMENT WITH BLAZE BIOSCIENCE, INC.

On February 22, 2021, we entered into a discovery and license agreement, or the Blaze Agreement, with Blaze Bioscience, Inc., or Blaze, to collaborate to discover and license binding peptides for use in therapeutics and to provide us with an option to access certain of Blaze’s platform technology.

Under the Blaze Agreement, we identified a certain number of collaboration targets and have the sole option to propose a mutually acceptable additional collaboration target for inclusion under the Blaze Agreement. Pursuant to the Blaze Agreement, we and Blaze agreed to use commercially reasonable efforts to perform the obligations assigned to each of us under the research plan in accordance with the corresponding timelines.

Under the Blaze Agreement, we may, in it our sole discretion, provide written notice to Blaze during a certain period that we wish to exercise our option for rights to certain of Blaze’s intellectual property rights with respect to our products. Pursuant to the Blaze Agreement, upon the option exercise date, Blaze will grant to us a non-exclusive, worldwide, non-sublicensable license to certain of Blaze’s intellectual property rights to research, develop and commercialize our products.

Pursuant to the Blaze Agreement, Blaze granted to us a non-exclusive, worldwide limited sublicensable license to certain Blaze patents, solely to the extent necessary for us to internally evaluate and test on the collaboration targets and program molecules pursuant to the research plan. We granted to Blaze a non-exclusive, royalty-free, worldwide license to certain of our existing intellectual property and know-how solely for the purpose of Blaze’s performance of its assigned activities with respect to each research plan. Additionally, upon our payment to Blaze for a discovery milestone with respect to the applicable collaboration target, Blaze will grant us an exclusive, sublicensable license to certain collaboration composition patents with respect to the collaboration products against such collaboration target worldwide solely to the extent necessary to make, have made, use, sell, offer for sale, export, import and fully exploit the collaboration products worldwide. Following our payment of such discovery milestone, we then have a certain period of time thereafter to elect with respect to such collaboration target, upon written notice to Blaze, an exclusive license to certain Blaze patents and an exclusive sublicense under a license agreement between Blaze and the Fred Hutchinson Cancer Research Center, or the Hutch Sublicense, solely to the extent necessary to make, have made, use, sell, offer for sale, export, import and fully exploit collaboration products worldwide.

Pursuant to the Blaze Agreement, in partial consideration of the rights and licenses granted to us with respect to the collaboration targets and option rights, we made a one-time, non-creditable and non-refundable upfront payment of $1.15 million to Blaze.

In addition to the upfront payment, we agreed to pay non-refundable, non-creditable milestone payments to Blaze upon the first achievement of certain milestone events. We could owe Blaze up to an aggregate of $3.0 million for all of the collaboration targets, based on the achievement of certain discovery milestones.

Additionally, we could owe Blaze up to an aggregate of $139.0 million based on the achievement of certain development and net sales milestones. Pursuant to the Blaze Agreement, upon our exercise of the platform option, we agreed to make an option exercise payment of $1.5 million to Blaze following the option exercise date. In addition, upon exercise of the option, we also agreed to pay Blaze an immaterial annual maintenance fee. Pursuant to the Blaze Agreement, in partial consideration of the rights and licenses granted to us, we could owe Blaze up to an aggregate of $75.75 million based on the achievement of certain screening milestones, product development milestones and net sales milestones.

Unless earlier terminated, the Blaze Agreement will remain in effect until the expiration of all our payment obligations to Blaze, including any royalty or other payments we may owe under the Hutch Sublicense. Following the expiration of any applicable payment obligations or other payments under any Hutch Sublicense that we owe for a collaboration product or screening product in any country, the license grants related thereto shall become non-exclusive, fully-paid, royalty-free, perpetual and irrevocable for such collaboration product or as applicable, such screening product in the screening field in such country. Under the Blaze Agreement, either party may terminate if there is an uncured material breach 90 days after delivering notice of such breach (or within 30 days in the case of a breach of a payment obligation under the Blaze Agreement) to the other party. Under the Blaze Agreement, either party may terminate the Blaze Agreement in its entirety, effective immediately upon written notice to the other party at any time such other party is insolvent. We may terminate the Blaze Agreement, in our sole discretion, in its entirety at our option, at any time after February 22, 2022, upon 90 days written notice to Blaze. We may also terminate the Blaze Agreement on a collaboration target-by-collaboration target basis, any time after February 22, 2022, upon 30 days written notice to Blaze. Under the Blaze Agreement, in the event that we or any of our affiliates transfers any technology owned by Blaze to a third party in violation of the Blaze Agreement, Blaze may terminate all of our screening products, effective immediately upon written notice to us.

LICENSE AGREEMENT WITH ABLAZE PHARMACEUTICALS INC.

On May 10, 2021, we entered into a license agreement, or the Ablaze Agreement, with Ablaze Pharmaceuticals Inc., or Ablaze, to grant to Ablaze an exclusive license to develop, manufacture and commercialize a certain number of our products in China, Hong Kong, Macau and Taiwan, or greater China, and an option to license a certain additional number of our products.

Pursuant to the Ablaze Agreement, we granted to Ablaze an exclusive, royalty-bearing and sublicensable (under certain conditions) license to certain of our intellectual property to develop, make, have made, use, sell, offer for sale, import and otherwise commercialize certain of our proprietary products for all therapeutic, prophylactic and diagnostic uses in greater China. Additionally, pursuant to the Ablaze Agreement, Ablaze granted us an exclusive, royalty-free and sublicensable (under certain conditions) license to certain of its intellectual property to develop, make, have made, use, sell, offer for sale, import and otherwise commercialize certain of our proprietary products for all therapeutic, prophylactic and diagnostic uses outside of greater China.

Under the Ablaze Agreement, we agreed, upon completion of certain product selection activities, that Ablaze shall have a designated period of time to decide whether to select such product as a product under the Ablaze Agreement. Ablaze is solely responsible for the development, manufacturing and commercialization of all products covered by the Ablaze Agreement. If Ablaze notifies us in writing within such period of time that it wishes to select such product, then such product will automatically become a selected product under the Ablaze Agreement. If Ablaze fails to provide such a notice within such period of time, then such product will not become a selected product under the Ablaze Agreement and we will have the right to license such product to third parties, subject to certain conditions, or further develop and commercialize such product by ourselves in greater China. The maximum number of selected products under the Ablaze Agreement is limited to a certain number and Ablaze’s right to select products will expire upon the earlier of (a) Ablaze selecting the maximum number of products allowed to be selected under the Ablaze Agreement; and (b) us presenting to Ablaze a certain number of products for consideration by Ablaze to license.

Under the Ablaze Agreement, we granted Ablaze a right of first negotiation to license up to a certain number of additional products from us. In the event that we wish to grant a license to develop and commercialize any product developed by Ablaze for all therapeutic, prophylactic and diagnostic uses in greater China, we have agreed to promptly notify Ablaze in writing, and Ablaze has a certain period of time to confirm its interest to obtain an exclusive license from us to develop and commercialize such product for all therapeutic, prophylactic and diagnostic uses in greater China. If Ablaze confirms its interest within such period of time, Ablaze has the exclusive right, during a certain period of time, to negotiate with us in good faith regarding the terms and conditions of a separate agreement under which Ablaze would receive an exclusive license for such product. If the negotiation does not result in a binding written agreement by the end of such designated period of time, then we have the right to license such product to third parties for all therapeutic, prophylactic and diagnostic uses in greater China without further obligation to Ablaze. Ablaze’s right to negotiate a license will expire upon the earlier of (a) the date upon which we enter into a definitive agreement with Ablaze that licenses the last additional product to Ablaze; and (b) we have presented to Ablaze the required number of additional products after the initial term of our license grant to Ablaze.

Pursuant to the Ablaze Agreement, Ablaze agreed to pay us non-refundable payments based on the achievement of certain development and net sales milestones and could owe us up to an aggregate of $70.0 million per product. Ablaze agreed to pay us non-refundable royalty payments in the mid to high single digits based on certain percentages of net sales sold in greater China, subject to certain potential royalty reductions. Ablaze also agreed to pay us up to a percentage in the low double digits of certain sublicense revenue it receives, depending on the time when the sublicense agreement is executed.

Unless earlier terminated, the Ablaze Agreement will remain in effect on a product-by-product basis and region-by-region basis, until the expiration of the royalty term for such product in such region in greater China. After the expiration (but not early termination) of the term of the Ablaze Agreement for a particular product in a particular region in greater China, the licenses granted by us to Ablaze will continue and become fully-paid, royalty-free, perpetual and irrevocable with respect to such product in such region.

Under the Ablaze Agreement, either party may terminate if there is an uncured material breach 30 days after delivering notice to the other party. Either party may terminate the Ablaze Agreement immediately upon written notice to the other party if the other party undergoes certain bankruptcy-related events. Ablaze may terminate the Ablaze Agreement on a product-by-product and region-by-region basis by providing written notice of termination to us, which notice includes an effective date of termination at least 60 days after the date of the notice. We may terminate the Ablaze Agreement in its entirety upon written notice to Ablaze if Ablaze or its affiliates or sublicensees commences a legal action challenging the validity, enforceability or scope of any of our licensed patents anywhere in the world.

On November 12, 2021, we entered into an amendment to license agreement with Ablaze, or the Ablaze Amendment. Pursuant to the Ablaze Amendment, we amended certain terms of the Ablaze Agreement to clarify the product selection process, including the exclusion of RYZ101 from the proprietary products, and the start and expiration of the review period.

COLLABORATION AND SUPPLY AGREEMENT WITH NIOWAVE, INC.

On May 26, 2021, we entered into a collaboration and supply agreement, or the Niowave Agreement, with Niowave, Inc., or Niowave, to collaborate on the development of Niowave’s processes and to purchase from

Niowave the Ac225 isotope for use in manufacturing our products. The agreement was subsequently amended on June 21, 2021.

Pursuant to the Niowave Agreement, as amended, we agreed to provide advisory support with respect to Niowave’s quality, regulatory and supply chain issues, however Niowave remains solely responsible for the development of its production capabilities. In addition, we agreed to make payments to Niowave based on the achievement of certain production and regulatory-related milestones on certain, successive milestone dates, in an amount up to an aggregate of $10.0 million, which amount does not include payments for purchases of Ac225. As of December 31, 2021, we had made milestone based payments in the amount of $2.0 million.

Upon the completion of the fourth milestone, Niowave agreed to make available and to give us prioritized and first rights of any customer to Ac225, and we may purchase from Niowave up to the greater of a certain amount of the product or a certain percentage of Niowave’s total production capacity. Also, upon completion of the fourth milestone and once Niowave notifies us that it has the capacity to produce at least a certain amount of Ac225 per week, we agreed to purchase a minimum of a certain amount of Ac225 per week for a minimum of five years from the date that we receive such notice, provided that the Ac225 produced by Niowave meets certain specifications and Niowave continues to have capacity to produce at least a certain amount of Ac225 per week. We have the right to resell any portion of this minimum purchase amount so long as pricing and terms are consistent with market rates at the time of resale. The parties may agree to lower this minimum amount during this period.

Pursuant to the Niowave Agreement, we agreed to provide Niowave with a non-binding annual forecast of expected Ac225 deliveries no later than September 30th of each year for the following year beginning January 1st. This annual forecast is required to be updated on a monthly rolling basis. Additionally, no later than the last day of each month, we agreed to provide Niowave a quarterly forecast for Ac225 deliveries for the next three-month period on a weekly basis. The weekly Ac225 delivery forecasts for the first two months of each monthly report are binding on us and are considered purchase orders. We have agreed on the price of Ac225 and must pay invoices within a certain amount of time of receipt of applicable invoices.

Unless earlier terminated, the Niowave Agreement will remain in effect until the 20-year anniversary of the date on which we determine that the Ac225 meets certain specifications, after the second milestone and our receipt of Ac225 from Niowave. If either party is in material breach of its obligations under the Niowave Agreement and, within 30 days of written notice from the non-defaulting party or such longer period as is necessary to remedy the breach so long as the defaulting party commences a cure within such 30-day period and diligently pursues the cure to completion, the defaulting party has not completely cured such breach in all material aspects, then the non-defaulting party may terminate the Niowave Agreement in its entirety upon written notice of termination to the defaulting party.

In the event that we no longer have a future forecast to purchase Ac225, we may terminate the Niowave Agreement without cause at any time upon six months written notice following the five-year period following our receipt of notice from Niowave of its capacity to produce at least a certain amount of Ac225 per week.

LICENSE AND RESEARCH COLLABORATION AGREEMENT WITH PEPTIDREAM, INC.

On August 3, 2020, we entered into a license and research collaboration agreement, or the PeptiDream Agreement, with PeptiDream, Inc., or PeptiDream, to engage in certain collaborative research activities relating to the identification, discovery, validation, and optimization of novel peptide compounds, following which we will have the right to develop and commercialize novel peptide-drug conjugates containing one or more compounds arising out of such collaborative research activities. The initial research term under the PeptiDream Agreement is two years and we may extend the research term for one year.

Pursuant to the PeptiDream Agreement, PeptiDream granted us a non-transferable, sublicensable, worldwide, royalty and fee-bearing exclusive commercial license to certain licensed intellectual property rights. Pursuant to the PeptiDream Agreement, PeptiDream also granted us a non-exclusive, non-transferable, non-sublicensable, worldwide, non-commercial license to certain intellectual property rights for research purposes only, solely to the extent necessary for us to perform our collaboration activities. Pursuant to the PeptiDream Agreement, we granted PeptiDream a non-exclusive, non-transferable, non-sublicensable, worldwide license to certain intellectual property rights, solely to the extent necessary for PeptiDream to perform its collaboration activities.

Pursuant to the PeptiDream Agreement, we agreed to pay PeptiDream for its achievement of certain milestones. We could owe PeptiDream development milestones for each collaboration target and sales milestones of up to an aggregate of $380.0 million.

Pursuant to the PeptiDream Agreement, we agreed to pay PeptiDream royalties, determined on a calendar year basis, of each licensed product at rates in the mid to high single-digit percentage range, payable on a country-by-country and licensed product-by-licensed product basis, with respect to annual net sales in a given country. Pursuant to the PeptiDream Agreement, the royalty payments will be reduced by a percentage in the low double digits in the event that, at the time a licensed product is sold in a particular country during the royalty term, there is no royalty claim that covers such licensed product in such country and the regulatory exclusivity period has expired in such country with respect to such licensed product. In addition, if we choose to sublicense the license to any third parties, we must pay to PeptiDream a mid single-digit to low double-digit percentage of all sublicensing revenue. Further, under the PeptiDream Agreement, if we, or our affiliates or sublicensees, enter into one or more third party license agreements with respect to a particular licensed product in a particular country or countries, then we may reduce the royalty payments otherwise payable to PeptiDream by a percentage in the mid-double digits of any payments made by us, provided that no royalty payment to PeptiDream for a licensed product will be reduced to less than such mid-double digit percentage of the royalty payment that would otherwise be due to PeptiDream in the absence of a reduction. Further, under the PeptiDream Agreement, we agreed to pay PeptiDream a single-digit to low double-digit percentage of the sublicensing revenue we receive from sublicensing activities, depending on the development stage at the time the applicable sublicense is executed.

Pursuant to the PeptiDream Agreement, as consideration for the rights granted, we agreed to issue PeptiDream, on each closing of a bona fide equity financing for our preferred stock, a number of common shares such that the ownership percentage of PeptiDream, on a fully diluted basis, equals 5% of our fully diluted capitalization. PeptiDream’s right to maintain its equity interest terminates upon the earliest of: (i) termination of the PeptiDream Agreement in accordance with its terms, (ii) consummation of a change of control of us, or (iii) consummation of the first underwritten public offering of our common stock.

For each licensed product, PeptiDream has a development co-funding option, whereby PeptiDream has the right to notify us within a certain period of time after IND acceptance for such licensed product to (a) enter into good faith business discussions concerning the funding of up to a percentage in the mid-double digits of the costs related to IND-enabling studies, manufacturing of clinical supply and clinical trials for such licensed product and (b) negotiate in good faith the increase in the royalty rate applicable to the royalty payments for such licensed product and the terms applicable to the cost sharing between the parties. If the parties fail to enter into a written agreement setting forth such royalty rate increase within a certain period of time after receipt of an opt-in notice, then PeptiDream’s co-funding right will terminate with respect to such licensed product, and the prior royalty rates will continue to apply to such licensed product.

Unless earlier terminated, the PeptiDream Agreement will expire on the first to occur of (a) the instance that, at any time from and after the expiration of the research term, there are no selected conjugates under active development or commercialization by us or (b) on a licensed product-by-licensed product and country-by-country basis upon the expiration of the applicable royalty term for such licensed product. Upon expiration of the PeptiDream Agreement pursuant to clause (b) above, the commercial licenses granted to us will become irrevocable and fully paid-up with respect to such licensed product and country.

Pursuant to the PeptiDream Agreement, we have the right to terminate the PeptiDream Agreement, without cause and by giving 60 days’ advance written notice to PeptiDream, (a) in its entirety, (b) with respect to one or more collaboration target-specific aspects of the research plan, or (c) after the research term, with respect to one or more collaboration targets. Further, the PeptiDream Agreement may be terminated at any time during the term (i) upon written notice by either party if the other party has materially breached and has not cured within 60 days after notice requesting cure of the breach, (ii) by either party upon the filing or institution of bankruptcy, reorganization, liquidation, or receivership proceedings with respect to the other party, or upon an assignment of a substantial portion of the other party’s assets for the benefit of its creditors, and (iii) by PeptiDream immediately upon written notice to us in the event that we, or through an affiliate or sublicensee, directly or through assistance from a third party commences or participates in any administrative, judicial or similar proceeding challenging the validity, enforceability and/or patentability of any of PeptiDream’s patents or licensed technology, subject to certain exceptions.

Government regulation

Government authorities in the United States, at the federal, state and local level and in other countries and jurisdictions extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting and import and export of radiopharmaceutical products. The processes for obtaining regulatory approvals in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.

FDA approval process

In the United States, pharmaceutical products are subject to extensive regulation by the FDA pursuant to the Federal Food, Drug and Cosmetic Act and other federal and state statutes and regulations that govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling and import and export of pharmaceutical products. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as clinical hold, the FDA refusal to approve pending NDAs warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution.

Pharmaceutical product development for a new product or certain changes to an approved product in the U.S. typically involves preclinical laboratory and animal studies, the submission to the FDA of an IND, which must become effective before clinical testing in the United States may commence, and adequate and well-controlled clinical trials to establish the safety and effectiveness of the drug for each indication for which FDA approval is sought. Satisfaction of FDA premarket approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity and novelty of the drug or disease.

Preclinical studies include laboratory evaluation of product chemistry, formulation and toxicity, as well as animal studies to assess the characteristics and potential safety and efficacy of the product. The conduct of the preclinical studies must comply with federal regulations and requirements, including good laboratory practices. The results of preclinical studies are submitted to the FDA as part of an IND along with other information, including information about product chemistry, manufacturing and controls, and a proposed clinical trial protocol. Long-term preclinical studies, such as animal studies of reproductive toxicity and carcinogenicity, may continue after the IND is submitted. A 30-day waiting period after the submission of each IND is required prior to the commencement of clinical studies in humans. If the FDA has neither commented on nor questioned the IND within this 30-day period, the clinical trial proposed in the IND may begin. Clinical trials involve the administration of the investigational new drug to healthy volunteers or patients under the supervision of a qualified investigator. Clinical trials must be conducted: (i) in compliance with federal regulations, (ii) in compliance with good clinical practice, or GCP, an international standard meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators and monitors as well as (iii) under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. Each protocol involving studies on U.S. patients and subsequent protocol amendments must be submitted to the FDA as part of the IND.

The FDA may order the temporary, or permanent, discontinuation of a clinical trial at any time, or impose other sanctions, if it believes that the clinical trial either is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. Imposition of a clinical hold may be full or partial. The study protocol and informed consent information for patients in clinical trials must also be submitted to an institutional review board, or IRB, for approval. The IRB will also monitor the clinical trial until completed. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements, or may impose other conditions. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether a trial may move forward at designated checkpoints based on access to certain data from the trial.

Clinical trials to support NDAs for marketing approval are typically conducted in three sequential phases, but the phases may overlap. In Phase 1, the initial introduction of the drug into healthy human subjects or patients, the drug is tested to assess metabolism, pharmacokinetics, pharmacological actions, side effects associated with increasing doses, and, if possible, early evidence of effectiveness. Phase 2 usually involves trials in a limited patient population to determine the effectiveness of the drug for a particular indication, dosage tolerance and optimum dosage, and to identify common adverse effects and safety risks. If a drug demonstrates evidence of effectiveness and an acceptable safety profile in Phase 2 evaluations, Phase 3 trials are undertaken to obtain the additional information about clinical efficacy and safety in a larger number of patients, typically at geographically dispersed clinical trial sites, to permit the FDA to evaluate the overall benefit-risk relationship of the drug and to provide adequate information for the labeling of the drug. In most cases, the FDA requires two adequate and well-controlled Phase 3 clinical trials to demonstrate the efficacy of the drug. A single trial may be sufficient in rare instances, including (i) where the trial is a large multicenter trial demonstrating internal consistency and a statistically very persuasive finding of a clinically meaningful effect on mortality, irreversible morbidity or prevention of a disease with a potentially serious outcome and confirmation of the result in a second trial would be practically or ethically impossible or (ii) when in conjunction with other confirmatory evidence.

These phases may overlap or be combined. For example, a Phase 1/2 clinical trial may contain both a dose-escalation stage and a dose-expansion stage, the latter of which may confirm tolerability at the recommended dose for expansion in future clinical trials (as in traditional Phase 1 clinical trials) and provide insight into the anti-tumor effects of the investigational therapy in selected subpopulation(s). Typically, during the development of oncology therapies like our drug candidates, all subjects enrolled in Phase 1 clinical trials are disease-affected patients and, as a result, considerably more information on clinical activity may be collected during such trials than during Phase 1 clinical trials for non-oncology therapies.

The manufacturer of an investigational drug in a Phase 2 or 3 clinical trial for a serious or life-threatening disease is required to make available, such as by posting on its website, its policy on evaluating and responding to requests for expanded access.

After completion of the required clinical testing, an NDA is prepared and submitted to the FDA. The FDA approval of the NDA is required before marketing of the product may begin in the United States. The NDA must include the results of all preclinical, clinical and other testing and a compilation of data relating to the product’s pharmacology, chemistry, manufacture and controls. Additionally, other clinical studies to further assess pharmacokinetics and/or safety and efficacy in special populations or to assess drug interactions may be required prior to or after an NDA submission.

The cost of preparing and submitting an NDA is substantial. The submission of most NDAs is additionally subject to a substantial application user fee. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on NDAs for products designated as orphan drugs, unless the product also includes a non-orphan indication. The applicant under an approved NDA is also subject to annual program fees. The FDA adjusts the user fees on an annual basis, and the fees typically increase annually.

The FDA reviews each submitted NDA before it determines whether to file it, based on the agency’s threshold determination that it is sufficiently complete to permit substantive review, and the FDA may request additional information. The FDA must make a decision on whether to file an NDA within 60 days of receipt, and such decision could include a refusal to file by the FDA. Once the submission is filed, the FDA begins an in-depth review of the NDA. The FDA has agreed to certain performance goals in the review of NDAs. Most applications for standard review drug products are reviewed within ten to twelve months and most applications for priority review drugs are reviewed in six to eight months. Priority review can be applied to drugs that the FDA determines offer major advances in treatment or provide a treatment where no adequate therapy exists. The review process for both standard and priority review may be extended by the FDA for three additional months to consider certain late submitted information, or information intended to clarify information already provided in the submission. The FDA does not always meet its goal dates for standard and priority NDAs, and the review process can be extended by the FDA requests for additional information or clarification.

The FDA may also refer applications for novel drug products, or drug products that present difficult questions of safety or efficacy, to an outside advisory committee, typically a panel that includes clinicians and other experts—for review, evaluation and a recommendation as to whether the application should be approved and under what conditions, if any. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations.

Before approving an NDA, the FDA will conduct a preapproval inspection of the manufacturing facilities for the new product to determine whether they comply with current good manufacturing practice, or cGMP, requirements. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. The FDA also typically inspects one or more clinical trial sites to ensure compliance with GCP requirements and the integrity of the data supporting safety and efficacy.

After the FDA evaluates the NDA and the manufacturing facilities, it issues either an approval letter or a complete response letter. A complete response letter, or CRL, generally outlines the deficiencies in the submission and may require substantial additional testing, or information, in order for the FDA to reconsider the application, such as additional clinical data, additional pivotal clinical trial(s), and/or other significant and time-consuming requirements related to clinical trials, preclinical studies or manufacturing. If a CRL is issued, the applicant may resubmit the NDA addressing all of the deficiencies identified in the letter, withdraw the application, engage in formal dispute resolution or request an opportunity for a hearing. The FDA has committed to reviewing resubmissions in two or six months depending on the type of information included. Even if such data and information are submitted, the FDA may decide that the NDA does not satisfy the criteria for approval.

If, or when, the deficiencies identified in the CRL have been addressed to FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. As a condition of NDA approval, the FDA may require a risk evaluation and mitigation strategy, or REMS, to help ensure that the benefits of the drug outweigh the potential risks to patients. A REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use, or ETASU. ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring and the use of patient registries. The requirement for a REMS can materially affect the potential market and profitability of the drug. Moreover, product approval may require substantial post-approval testing and surveillance to monitor the drug’s safety or efficacy. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing.

Changes to some of the conditions established in an approved application, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval of an NDA supplement or, in some case, a new NDA, before the change can be implemented. An NDA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing NDA supplements as it does in reviewing NDAs.

Orphan drugs

Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States but for which there is no reasonable expectation that the cost of developing and making the product for this type of disease or condition will be recovered from sales of the product in the United States. Given the low prevalence of GEP-NETs, it is considered an orphan indication.

Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

The first NDA applicant to receive FDA approval for a particular active moiety to treat a rare disease for which it has such designation is entitled to a seven-year exclusive marketing period in the United States for that product, for that indication. During the seven-year exclusivity period, the FDA may not approve any other applications to market the same drug for the same disease, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity by means of greater effectiveness, greater safety, or providing a major contribution to patient care, or in instances of drug supply issues. Orphan drug exclusivity does not prevent the FDA from approving a different drug for the same disease or condition, or the same drug for a different disease or condition. Other benefits of orphan drug designation include tax credits for certain research and an exemption from the NDA user fee.

Breakthrough therapy designation

The FDA is also required to expedite the development and review of applications for approval of drugs that are intended to treat a serious or life-threatening disease or condition where preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. Under the breakthrough therapy program, the sponsor of a new drug candidate may request that the FDA designate the drug candidate for a specific indication as a breakthrough therapy concurrent with, or after, the filing of the IND for the drug candidate. The FDA must determine if the drug candidate qualifies for breakthrough therapy designation within 60 days of receipt of the sponsor’s request. The FDA may take certain actions with respect to breakthrough therapies, including holding meetings with the sponsor throughout the development process, providing timely advice to the product sponsor regarding development and approval, involving more senior staff in the review process, assigning a cross-disciplinary project lead for the review team and taking other steps to design the clinical studies in an efficient manner.

Accelerated approval

Accelerated approval may be granted for a product that is intended to treat a serious or life-threatening condition and that generally provides a meaningful therapeutic advantage to patients over existing treatments. A product eligible for accelerated approval may be approved on the basis of either a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. The accelerated approval pathway is most often used in settings in which the course of a disease is long, and an extended period of time is required to measure the intended clinical benefit of a product, even if the effect on the surrogate or intermediate clinical endpoint occurs rapidly. Thus, accelerated approval has been used extensively in the development and approval of products for treatment of a variety of cancers in which the goal of therapy is generally to improve survival or decrease morbidity and the duration of the typical disease course requires lengthy and sometimes large studies to demonstrate a clinical or survival benefit. The accelerated approval pathway is contingent on a sponsor’s agreement to conduct additional post-approval confirmatory studies to verify and describe the product’s clinical benefit. These confirmatory trials must be completed with due diligence and, in most cases, the FDA may require that the trial be designed, initiated and/or fully enrolled prior to approval. Failure to conduct required post-approval studies, or to confirm a clinical benefit during post-marketing studies, would allow the FDA to withdraw the product from the market on an expedited basis. All promotional materials for future drug candidates approved under accelerated regulations are subject to prior review by the FDA.

Pediatric information

Under the Pediatric Research Equity Act, or PREA, NDAs or supplements to NDAs must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. FDA may grant full or partial waivers, or deferrals, for submission of data. Unless otherwise required by regulation, PREA does not apply to any drug for an indication for which orphan designation has been granted except that PREA will apply to an original NDA for a new active ingredient that is orphan-designated if the drug is a molecularly targeted cancer product intended for the treatment of an adult cancer and is directed at a molecular target that FDA determines to be substantially relevant to the growth or progression of a pediatric cancer.

The Best Pharmaceuticals for Children Act, or BPCA, provides NDA holders a six-month extension of any exclusivity, patent or non-patent for a drug if certain conditions are met. Conditions for exclusivity include

FDA’s determination that information relating to the use of a new drug in the pediatric population may produce health benefits in that population, FDA making a written request for pediatric studies, and the applicant agreeing to perform, and reporting on, the requested studies within the statutory timeframe. Applications under the BPCA are treated as priority applications, with all of the benefits that designation confers.

Post-approval requirements

Once an NDA is approved, a product will be subject to certain post-approval requirements. For instance, the FDA closely regulates the post-approval marketing and promotion of drugs, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the internet. Drugs may be marketed only for the approved indications and in a manner consistent with the approved labeling.

Adverse event reporting and submission of periodic reports are required following FDA approval of an NDA. The FDA also may require post-marketing testing, known as Phase 4 testing, REMS and surveillance to monitor the effects of an approved product, or FDA may place conditions on an approval that could restrict the distribution or use of the product. In addition, quality control, drug manufacture, packaging and labeling procedures must continue to conform to cGMPs after approval. Drug manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies. Registration with the FDA subjects entities to periodic unannounced inspections by FDA, during which the FDA inspects manufacturing facilities to assess compliance with cGMPs. Accordingly, manufacturers must continue to expend time, money and effort in the areas of production and quality-control to maintain compliance with cGMPs. Regulatory authorities may withdraw product approvals or request product recalls if a company fails to comply with regulatory standards, if it encounters problems following initial marketing, or if previously unrecognized problems are subsequently discovered.

Regulatory enforcement

Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, the Nuclear Regulatory Commission or other regulatory authorities, which may result in sanctions, including but not limited to, untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties; customer notifications or repair, replacement, refunds, recall, detention or seizure of our products; operating restrictions or partial suspension or total shutdown of production; refusing or delaying our requests for NDA approval of new products or modified products; withdrawing NDA approvals that have already been granted; and refusal to grant export.

The Hatch-Waxman amendments

Orange Book listing

Under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments, NDA applicants are required to identify to the FDA each patent whose claims cover the applicant’s drug or approved method of using the drug. Upon approval of a drug, the applicant must update its listing of patents to the NDA in timely fashion and each of the patents listed in the application for the drug is then published in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book.

Drugs listed in the Orange Book can, in turn, be cited by potential generic competitors in support of approval of an abbreviated new drug application, or ANDA. An ANDA provides for marketing of a drug product that has the same active ingredient(s), strength, route of administration and dosage form as the listed drug and has been shown through bioequivalence testing to be therapeutically equivalent to the listed drug. An approved ANDA product is considered to be therapeutically equivalent to the listed drug. Other than the requirement for bioequivalence testing, ANDA applicants are not required to conduct, or submit results of, preclinical or clinical studies to prove the safety or effectiveness of their drug product. Drugs approved under the ANDA pathway are commonly referred to as “generic equivalents” to the listed drug and can often be substituted by pharmacists under prescriptions written for the original listed drug pursuant to each state’s laws on drug substitution.

The ANDA applicant is required to certify to the FDA concerning any patents identified for the reference listed drug in the Orange Book. Specifically, the applicant must certify to each patent in one of the following ways: (i) the required patent information has not been filed, (ii) the listed patent has expired, (iii) the listed patent has not expired but will expire on a particular date and approval is sought after patent expiration or (iv) the listed patent is invalid or will not be infringed by the new product. A certification that the new product will not infringe the already approved product’s listed patents, or that such patents are invalid, is called a Paragraph IV certification. For patents listed that claim an approved method of use, under certain circumstances the ANDA applicant may also elect to submit a section viii statement certifying that its proposed ANDA label does not contain (or carves out) any language regarding the patented method-of-use rather than certify to a listed method-of-use patent. If the applicant does not challenge the listed patents through a Paragraph IV certification, the ANDA application will not be approved until all the listed patents claiming the referenced product have expired. If the ANDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA-holder and patentee(s) once the ANDA has been accepted for filing by the FDA (referred to as the “notice letter”). The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice letter. The filing of a patent infringement lawsuit within 45 days of the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA until the earlier of 30 months from the date the notice letter is received, expiration of the patent, the date of a settlement order or consent decree signed and entered by the court stating that the patent that is the subject of the certification is invalid or not infringed, or a decision in the patent case that is favorable to the ANDA applicant.

The ANDA application also will not be approved until any applicable non-patent exclusivity listed in the Orange Book for the referenced product has expired. In some instances, an ANDA applicant may receive approval prior to expiration of certain non-patent exclusivity if the applicant seeks, and the FDA permits, the omission of such exclusivity-protected information from the ANDA prescribing information.

Exclusivity

Upon NDA approval of a new chemical entity, or NCE, which is a drug that contains no active moiety that has been approved by the FDA in any other NDA, that drug receives five years of marketing exclusivity during which the FDA cannot receive any ANDA seeking approval of a generic version of that drug unless the application contains a Paragraph IV certification, in which case the application may be submitted one year prior to expiration of the NCE exclusivity. If there is no listed patent in the Orange Book, there may not be a Paragraph IV certification, and, thus, no ANDA for a generic version of the drug may be filed before the expiration of the exclusivity period.

Certain changes to an approved drug, such as the approval of a new indication, the approval of a new strength and the approval of a new condition of use, are associated with a three-year period of exclusivity from the date of approval during which the FDA cannot approve an ANDA for a generic drug that includes the change. In some instances, an ANDA applicant may receive approval prior to expiration of the three-year exclusivity if the applicant seeks, and the FDA permits, the omission of such exclusivity-protected information from the ANDA package insert.

Patent term extension

The Hatch-Waxman Amendments permit a patent term extension as compensation for patent term lost during the FDA regulatory review process. Patent term extension, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. After NDA approval, owners of relevant drug patents may apply for the extension. The allowable patent term extension is calculated as half of the drug’s testing phase (the time between the effective date of an IND application and the NDA submission) and all of the review phase (the time between NDA submission and approval) up to a maximum of five years. The time can be reduced for any time the FDA determines that the applicant did not pursue approval with due diligence.

The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. However, the USPTO may not grant an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than requested.

The total patent term after the extension may not exceed 14 years and only one patent applicable to an approved drug or drug product can be extended and only those claims covering the approved drug, a method for using it, or a method of manufacturing it may be extended. The application for the extension must be submitted prior to the expiration of the patent, and for patents that might expire during the application phase, the patent owner may request an interim patent extension. An interim patent extension increases the patent term by one year and may be renewed up to four times. For each interim patent extension granted, the post-approval patent extension is reduced by one year. The director of the USPTO must determine that approval of the drug covered by the patent for which a patent extension is being sought is likely. Interim patent extensions are not available for a drug for which an NDA has not been submitted.

Other healthcare laws

In addition to the FDA restrictions on marketing of pharmaceutical products, several other types of state and federal laws have been applied to restrict certain general business and marketing practices in the pharmaceutical industry. These laws include anti-kickback, false claims, transparency and health information privacy laws and other healthcare laws and regulations.

The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce, or in return for, purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid, or other federally financed healthcare programs. The Patient Protection and Affordable Care Act as amended by the Health Care and Education Reconciliation Act, or collectively, the ACA, amended the intent element of the federal statute so that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to commit a violation. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers, among others, on the other. Although there are a number of statutory exceptions and regulatory safe harbors protecting certain common activities from prosecution or other regulatory sanctions, the exceptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. Additionally, the ACA amended the federal Anti-Kickback Statute such that a violation of that statute can serve as a basis for liability under the federal civil False Claims Act.

Federal civil and criminal false claims laws, including the federal civil False Claims Act, prohibit any person or entity from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to have a false claim paid. This includes claims made to programs where the federal government reimburses, such as Medicare and Medicaid, as well as programs where the federal government is a direct purchaser, such as when it purchases off the Federal Supply Schedule. Pharmaceutical and other healthcare companies have been prosecuted under these laws for, among other things, allegedly inflating drug prices they report to pricing services, which in turn were used by the government to set Medicare and Medicaid reimbursement rates, and for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. In addition, certain marketing practices, including off-label promotion, may also violate false claims laws. Most states also have statutes or regulations similar to the federal Anti-Kickback Statute and civil False Claims Act, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

Other federal statutes pertaining to healthcare fraud and abuse include the civil monetary penalties statute, which prohibits, among other things, the offer or payment of remuneration to a Medicaid or Medicare beneficiary that the offeror or payor knows or should know is likely to influence the beneficiary to order a receive a reimbursable item or service from a particular supplier, and the additional federal criminal statutes created by the Health Insurance Portability and Accountability Act of 1996, or HIPAA, which prohibits, among other things, knowingly and willfully executing or attempting to execute a scheme to defraud any healthcare benefit program or obtain by means of false or fraudulent pretenses, representations or promises any money or property owned by or under the control of any healthcare benefit program in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

In addition, HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, impose obligations on certain healthcare providers, health plans and healthcare clearinghouses, known as covered entities, as well as their business associates and their subcontractors that perform certain services involving the storage, use or disclosure of individually identifiable health information, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information and require notification to affected individuals and regulatory authorities of certain breaches of security of individually identifiable health information. HITECH increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions. In addition, many state laws govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, and often are not preempted by HIPAA.

Further, pursuant to the ACA, the Centers for Medicare & Medicaid Services, or CMS, has issued a final rule that requires certain manufacturers of prescription drugs to collect and annually report information on certain payments or transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), other healthcare professionals (such as physician assistants and nurse practitioners), as well as ownership and investment interests held by physicians and their immediate family members. The reported data is made available in searchable form on a public website on an annual basis. Failure to submit required information may result in civil monetary penalties. The reported information is made publicly available on a searchable website.

We may also be subject to analogous state and foreign anti-kickback and false claims laws that may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, or that apply regardless of payor. In addition, several states now require prescription drug companies to report certain expenses relating to the marketing and promotion of drug products and to report gifts and payments to individual healthcare practitioners in these states. Other states prohibit various marketing-related activities, such as the provision of certain kinds of gifts or meals. In addition, certain states require the posting of information relating to clinical studies and their outcomes. Further, some states require the reporting of certain drug pricing information, including information pertaining to and justifying price increases. In addition, certain states require pharmaceutical companies to implement compliance programs and/or marketing codes. Several additional states are considering similar proposals. Certain states and local jurisdictions also require the registration of pharmaceutical sales representatives. Compliance with these laws is difficult and time consuming, and companies that do not comply with these state laws face civil penalties. Additionally, we may also be subject to state and foreign laws governing the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that business arrangements with third parties comply with applicable healthcare laws and regulations involve substantial costs. If a drug company’s operations are found to be in violation of any such requirements, it may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, the curtailment or restructuring of its operations, loss of eligibility to obtain approvals from the FDA, exclusion from participation in government contracting, healthcare reimbursement or other federal or state government healthcare programs, including Medicare and Medicaid, integrity oversight and reporting obligations, imprisonment and reputational harm.

U.S. healthcare reform

In the United States there have been, and continue to be, proposals by the federal government, state governments, regulators and third-party payors to control or manage the increased costs of healthcare and, more generally, to reform the U.S. healthcare system. The pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. For example, in March 2010, the ACA was enacted, which intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms, which substantially changed the way healthcare is financed by both governmental and private insurers and significantly impacts the U.S. pharmaceutical industry. The ACA, among other things, (i) subjected therapeutic biologics to potential competition by lower-cost biosimilars by creating a licensure framework for follow-on biologic products, (ii) prescribed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs and therapeutic biologics that are inhaled, infused, instilled, implanted or injected, (iii) increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, (iv) established annual nondeductible fees and taxes on manufacturers of certain branded prescription drugs and therapeutic biologics, apportioned among these entities according to their market share in certain government healthcare programs, (v) established a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (now 70%) point of-sale discounts off negotiated prices of applicable brand drugs and therapeutic biologics to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs and therapeutic biologics to be covered under Medicare Part D, (vi) expanded eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for individuals with income at or below 133% of the federal poverty level, thereby potentially increasing manufacturers’ Medicaid rebate liability, (vii) expanded the entities eligible for discounts under the Public Health program, (viii) created a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research, along with funding for such research and (ix) established a Center for Medicare and Medicaid Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.

Since its enactment, there have been executive, judicial and congressional challenges to certain aspects of ACA. For example, the Tax Cuts and Jobs Act of 2017 included a provision, effective January 1, 2019, to repeal the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On June 17, 2021 the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Thus, the ACA will remain in effect in its current form. Further, prior to the U.S. Supreme Court ruling on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace, which began on February 15, 2021 and remained open through August 15, 2021. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is possible that the ACA will be subject to judicial or congressional challenges in the future. It is unclear how any such challenges and the healthcare reform measures of the Biden administration will impact the ACA and our business.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted to reduce healthcare expenditures. United States federal government agencies also currently face potentially significant spending reductions, which may further impact healthcare expenditures. On August 2, 2011, the Budget Control Act of 2011 among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2031, except for a temporary suspension from May 1, 2020 through March 31, 2022 due to the COVID-19 pandemic, unless additional Congressional action is taken. Under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 3% in the final fiscal year of this sequester. Additionally, on March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024. Moreover, on January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Further, Congress is considering additional health reform measures. General reductions in federal spending could impact the ability of relevant agencies, such as the FDA or the National Institutes of Health to continue to function at current levels. Amounts allocated to federal grants and contracts may be reduced or eliminated. These reductions may also impact the ability of relevant agencies to timely review and approve research and development, manufacturing and marketing activities, which may delay our ability to develop, market and sell any products we may develop.

Recently, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several presidential executive orders, Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drug products. At the federal level, the Trump administration used several means to propose or implement drug pricing reform, including through federal budget proposals, executive orders and policy initiatives. For example, on July 24, 2020 and September 13, 2020, the Trump administration announced several executive orders related to prescription drug pricing that seek to implement several of the administration’s proposals. As a result, the FDA concurrently released a final rule and guidance in September 2020 providing pathways for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, the U.S. Department of Health and Human Services, or HHS, finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The implementation of the rule has been delayed by the Biden administration from January 1, 2022 to January 1, 2023 in response to ongoing litigation. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers, the implementation of which have also been delayed until January 1, 2023. On November 20, 2020, CMS issued an interim final rule implementing the Trump administration’s executive order, which would tie Medicare Part B payments for certain physician-administered drugs to the lowest price paid in other economically advanced countries, effective January 1, 2021. As a result of litigation challenging the Most Favored Nation model, on December 27, 2021, CMS published a final rule that rescinds the Most Favored Nation model interim final rule. Additionally, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. No legislation or administrative actions have been finalized to implement these principles. It is unclear whether these or similar policy initiatives will be implemented in the future.

At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Further, it is possible that additional governmental action is taken to address the COVID-19 pandemic.

Coverage and reimbursement

Patients in the United States and elsewhere generally rely on third-party payors to reimburse part or all of the costs associated with their prescription drugs. Accordingly, market acceptance of our drug products is dependent on the extent to which third-party coverage and reimbursement is available from government health administration authorities (including in connection with government healthcare programs, such as Medicare and Medicaid in the United States), private healthcare insurers and other healthcare funding organizations. Significant uncertainty exists as to the coverage and reimbursement status of any drug products for which we may obtain regulatory approval. Coverage decisions may not favor new drug products when more established or lower-cost therapeutic alternatives are already available. Patients are unlikely to use our products unless reimbursement is adequate to cover all or a significant portion of the cost of our drug products.

Coverage and reimbursement policies for drug products can differ significantly from payor to payor as there is no uniform policy of coverage and reimbursement for drug products among third-party payors in the United States. There may be significant delays in obtaining coverage and reimbursement as the process of determining coverage and reimbursement is often time-consuming and costly which will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage or adequate reimbursement will be obtained. It is difficult to predict at this time what government authorities and third-party payors will decide with respect to coverage and reimbursement for our drug products. Additionally, we may develop, either by ourselves or with collaborators, companion diagnostic tests for our future drug candidates for certain indications. We, or our collaborators, if any, will be required to obtain coverage and reimbursement for these tests separate and apart from the coverage and reimbursement we seek for our future drug candidates, once approved.

The market for our drug candidates will depend significantly on access to third-party payors’ drug formularies or lists of medications for which third-party payors provide coverage and reimbursement. Competition to be included in such formularies often leads to downward pricing pressures. In particular, third-party payors may refuse to include a particular reference listed drug in their formularies or otherwise restrict patient access to a reference listed drug when a less costly generic equivalent or other alternative is available.

The U.S. government, state legislatures and foreign governmental entities have shown significant interest in implementing cost containment programs to limit the growth of government-paid healthcare costs, including price controls, restrictions on reimbursement and coverage and requirements for substitution of generic products for branded prescription drugs. Adoption of government controls and measures and tightening of restrictive policies in jurisdictions with existing controls and measures, could exclude or limit our drugs products from coverage and limit payments for pharmaceuticals.

In addition, we expect that the increased emphasis on managed care and cost containment measures in the United States by third-party payors and government authorities to continue and will place pressure on pharmaceutical pricing and coverage. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more drug products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Review and Approval of Medicinal Products in the European Union

Regardless of whether we receive marketing approval in the United States, we will need to obtain marketing approval in each jurisdiction outside the United States in which we intend to sell our drug candidates.

In the European Union, medicinal products are subject to extensive regulatory requirements. As in the United States, medicinal products can be marketed only if a marketing authorization from the competent regulatory agencies has been obtained.

The various phases of preclinical and clinical research in the European Union are subject to significant regulatory controls. Although the EU Clinical Trials Directive 2001/20/EC has sought to harmonize the EU clinical trials regulatory framework, setting out common rules for the control and authorization of clinical trials in the European Union, the EU Member States have transposed and applied the provisions of the Directive differently into their national laws. This has led to significant variations in the member state regimes.

The Clinical Trials Regulation (EU) No 536/2014 entered into application on January 31, 2022. The Regulation is intended to harmonize and streamline clinical trial authorizations, simplify adverse-event reporting procedures, improve the supervision of clinical trials and increasing their transparency. Specifically, the new Regulation, which is directly applicable in all EU Member States, introduces a streamlined application procedure via a single entry point, the “EU portal”, the Clinical Trials Information System; a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures for clinical trial sponsors. A harmonized procedure for the assessment of applications for clinical trials has been introduced and is divided into two parts. Part I is assessed by the competent authorities of a reference member state selected by the trial sponsor largely of the type of clinical trial, risk-benefit analysis, and compliance with technical requirements.

This assessment is then submitted to the competent authorities of all the concerned member states in which the trial is to be conducted for their review. Part II is assessed separately by the competent authorities and ECs in each EU member state concerned. Individual EU Member States shall retain the power to authorize the conduct of clinical trials on their territory. The extent to which on-going clinical trials will be governed by the Clinical Trials Regulation will depend on the duration of the individual clinical trial. If a clinical trial continues for more than three years from January 31, 2022 the Clinical Trials Regulation will at that time begin to apply to the clinical trial.

In the European Economic Area, or EEA, which consists of the 27 Member States of the European Union, as well as Norway, Iceland and Liechtenstein, medicinal products can only be commercialized after a related marketing authorization has been granted. A company may submit a marketing authorization application, or MAA, either on the basis of the centralized, decentralized procedure or mutual recognition procedure. Under the centralized procedure, MAAs are submitted to the EMA for scientific review by the EMA’s Committee for Medicinal Products for Human Use, or CHMP. The CHMP issues an opinion concerning whether the quality, safety and efficacy of the product has been demonstrated. The opinion is considered by the European Commission which is responsible for granting a centralized marketing authorization in the form of a binding EC decision. If the application is approved, the European Commission grants a single marketing authorization that is valid throughout the EEA. The centralized procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, advanced-therapy medicines such as gene-therapy, somatic cell-therapy or tissue-engineered medicines and medicinal products containing a new active substance indicated for the treatment of HIV, AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and other immune dysfunctions and viral diseases. The centralized procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the European Union.

National marketing authorizations, which are issued by the competent authorities of EEA countries and only cover their respective territory, are available for products not falling within the mandatory scope of the centralized procedure. Where a product has already been authorized for marketing in an EEA country, this national marketing authorization can be recognized in another EEA country through the mutual recognition procedure. The mutual recognition procedure provides for the EEA countries selected by the applicant to mutually recognize a national marketing authorization that has already been granted by the competent authority of another EEA country, referred to as the Reference Member State, or RMS. The decentralized procedure is used when the product in question has yet to be granted a marketing authorization in any EEA country. Under this procedure the applicant can select the EEA country that will act as the RMS. In both the mutual recognition and decentralized procedures, the RMS reviews the application and submits its assessment of the application to the EEA countries for which marketing authorizations are being sought, referred to as Concerned Member States.

Within 90 days of receiving the application and assessment report, each Concerned Member State must decide whether to recognize the RMS assessment or reject it on the basis of potential serious risk to public health. If the disputed points cannot be resolved, the matter is first referred to the Heads of Medicines Agencies’ Coordination Group for Mutual Recognition and Decentralised Procedures for agreement. If the Group cannot reach an agreement, a referral is made to the EMA. The CHMP will provide an opinion that will form the basis of a decision to be issued by the EC that is binding on all EEA countries. If the application is successful during the decentralized or mutual recognition procedure, national marketing authorizations will be granted by the competent authorities in each of the EEA countries chosen by the applicant.

In principle, a marketing authorization has an initial validity of five years. The marketing authorization may be renewed after five years on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent authority of the EEA country in which the original marketing authorization was granted. To support the application, the marketing authorization holder must provide the EMA or the competent authority with a consolidated version of the eCTD (Common Technical Document) providing up to date data concerning the quality, safety and efficacy of the product, including all variations introduced since the marketing authorization was granted, at least nine months before the marketing authorization ceases to be valid. The EC or the competent authorities of the EEA countries may decide, on justified grounds relating to pharmacovigilance, to proceed with one further five year renewal period for the marketing authorization. Once subsequently definitively renewed, the marketing authorization shall be valid for an unlimited period. Any authorization which is not followed by the actual placing of the medicinal product on the EU market (in case of centralized procedure) or on the market of the authorizing EEA country within three years after authorization ceases to be valid (the so-called sunset clause).

In the EU, conditional marketing authorizations may be granted in the centralized procedure for a limited number of medicinal products for human use in cases where the related clinical dataset is not yet complete. A conditional marketing authorization may be granted for a medicinal product, if (1) the risk-benefit balance of the product is positive, (2) it is likely that the applicant will be in a position to provide the required comprehensive data after the authorization, (3) the medicinal product fulfills unmet medical needs and (4) the benefit to public health of the immediate availability on the market of the medicinal product outweighs the risk inherent in the fact that additional data are still required. The authorization is valid for one year and must be renewed annually until all related conditions have been fulfilled. Once any pending studies are provided, the conditional marketing authorization can be converted into a traditional marketing authorization. However, if the conditions are not fulfilled within the timeframe set by the EMA, the marketing authorization will cease to be renewed.

An MA may also be granted “under exceptional circumstances” where the applicant can show that it is unable to provide comprehensive data on the efficacy and safety under normal conditions of use even after the product has been authorized and subject to specific procedures being introduced. These circumstances may arise in particular when the intended indications are very rare and, in the state of scientific knowledge at that time, it is not possible to provide comprehensive information, or when generating data may be contrary to generally accepted ethical principles. Like a conditional MA, an MA granted in exceptional circumstances is reserved to medicinal products intended to be authorized for treatment of rare diseases or unmet medical needs for which the applicant does not hold a complete data set that is required for the grant of a standard MA. However, unlike the conditional MA, an applicant for authorization in exceptional circumstances is not subsequently required to provide the missing data. Although the MA “under exceptional circumstances” is granted definitively, the risk-benefit balance of the medicinal product is reviewed annually and the MA is withdrawn in case the risk-benefit ratio is no longer favorable.

Innovative products that target an unmet medical need and are expected to be of major public health interest may be eligible for a number of expedited development and review programs, such as the Priority Medicines, or PRIME, scheme, which provides incentives similar to the breakthrough therapy designation in the U.S. PRIME is a voluntary scheme aimed at enhancing the EMA’s support for the development of medicinal products that target unmet medical needs. It permits increased interaction and early dialogue with companies developing promising medicinal products, to optimize their product development plans and speed up their evaluation to help the product reach patients earlier than normal. Product developers that benefit from PRIME designation are potentially eligible for accelerated assessment of their MAA although this is not guaranteed. Benefits accrue to sponsors of product candidates with PRIME designation, including but not limited to, early and proactive regulatory dialogue with the EMA, frequent discussions on clinical trial designs and other development program elements, and potentially accelerated MAA assessment once a dossier has been submitted.

In addition to an MA, various other requirements apply to the manufacturing and placing on the EU market of medicinal products. Manufacture of medicinal products in the EU requires a manufacturing authorization, and import of medicinal products into the EU requires a manufacturing authorization allowing for import. The manufacturing authorization holder must comply with various requirements set out in the applicable EU laws, regulations and guidance. These requirements include compliance with EU GMP standards when manufacturing medicinal products and APIs, including the manufacture of APIs outside of the EU with the intention to import the APIs into the Union. Similarly, the distribution of medicinal products within the EU is subject to compliance with the applicable EU laws, regulations and guidelines, including the requirement to hold appropriate authorizations for distribution granted by the competent authorities of the EU member states. MA holders and/or manufacturing and import authorization holders and/or distribution authorization holders may be subject to civil, criminal or administrative sanctions, including suspension of manufacturing authorization, in case of non-compliance with the EU or EU member states’ requirements applicable to the manufacturing of medicinal products.

Data and Market Exclusivity in the EU

In the EU, innovative medicinal products that are subject to marketing authorization on the basis of a full dossier and do not fall within the scope of the concept of global marketing authorization qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity. The concept of global marketing authorization prevents the same marketing authorization holder or members of the same group, or companies that have concluded tacit or explicit agreements concerning the marketing of the same medicinal product, from obtaining separate data and market exclusivity periods for medicinal products that contain the same active substance. Data exclusivity, if granted, prevents regulatory authorities in the European Union from referencing the innovator’s data to assess a generic application or biosimilar application for eight years from the date of authorization of the innovative product, after which a generic or biosimilar marketing authorization application can be submitted, and the innovator’s data may be referenced. However, the generic product or biosimilar products cannot be marketed in the EU for a further two years thereafter. The overall ten-year period may be extended for a further year to a maximum of 11 years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies.

Pediatric Development in the EU

In the EU, Regulation (EC) No 1901/2006 provides that all MAAs for new medicinal products must include the results of trials conducted in the pediatric population, in compliance with a pediatric investigation plan, or PIP, agreed with the EMA’s Pediatric Committee, or PDCO. The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the medicinal product for which marketing authorization is being sought. The PDCO may grant a deferral of the obligation to implement some or all of the measures provided in the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults. Furthermore, the obligation to provide pediatric clinical trial data can be waived by the PDCO when these data are not needed or appropriate because the product is likely to be ineffective or unsafe in children, the disease or condition for which the product is intended occurs only in adult populations, or when the product does not represent a significant therapeutic benefit over existing treatments for pediatric patients. Once the marketing authorization is obtained in all EU Member States and study results are included in the product information, even when negative, the product is eligible for a six month extension to the Supplementary Protection Certificate or SPC if any is in effect at the time of authorization or, in the case of orphan medicinal products, a two-year extension of orphan market exclusivity.

Orphan Designation and Exclusivity in the EU

Regulation (EC) No. 141/2000, as implemented by Regulation (EC) No. 847/2000 provides that a medicinal product can be designated as an orphan medicinal product by the European Commission if its sponsor can establish that: (1) the product is intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions; (2) either (a) such conditions affect not more than 5 in 10,000 persons in the EU when the application is made, or (b) the product without the benefits derived from orphan status, would not generate sufficient return in the EU to justify the necessary investment in developing the medicinal product; and (3) there exists no satisfactory authorized method of diagnosis, prevention, or treatment of the condition that has been authorized in the EU, or even if such method exists, the product will be of significant benefit to those affected by that condition.

Orphan medicinal product designation entitles an applicant to incentives such fee reductions or fee waivers, protocol assistance, and access to the centralized marketing authorization procedure. Upon grant of a marketing authorization, orphan medicinal products are entitled to a ten-year period of market exclusivity for the approved therapeutic indication, which means that the EMA cannot accept another marketing authorization application, or grant a marketing authorization, or accept an application to extend a marketing authorization for a similar product for the same indication for a period of ten years. The period of market exclusivity is extended by two years for orphan medicinal products that have also complied with an agreed Pediatric Investigation Plan, or PIP. No extension to any supplementary protection certificate can be granted on the basis of pediatric studies for orphan indications. Orphan medicinal product designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

The period of market exclusivity may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria on the basis of which it received orphan medicinal product destination, including where it can be demonstrated on the basis of available evidence that the original orphan medicinal product is sufficiently profitable not to justify maintenance of market exclusivity or where the prevalence of the condition has increased above the threshold. Additionally, an MA may be granted to a similar medicinal product with the same orphan indication during the 10 year period if: (i) if the applicant consents to a second original orphan medicinal product application, (ii) if the manufacturer of the original orphan medicinal product is unable to supply sufficient quantities; or (iii) if the second applicant can establish that its product, although similar, is safer, more effective or otherwise clinically superior to the original orphan medicinal product. A company may voluntarily remove a product from the register of orphan products.

Post-Approval Requirements in the EU

Where an MA is granted in relation to a medicinal product in the EU, the holder of the MA is required to comply with a range of regulatory requirements applicable to the manufacturing, marketing, promotion and sale of medicinal products.

Similar to the United States, both MA holders and manufacturers of medicinal products are subject to comprehensive regulatory oversight by the EMA, the European Commission and/or the competent regulatory authorities of the individual EU member states. The holder of an MA must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance who is responsible for oversight of that system. Key obligations include expedited reporting of suspected serious adverse reactions and submission of periodic safety update reports, or PSURs.

All new MAAs must include a risk management plan, or RMP, describing the risk management system that the company will put in place and documenting measures to prevent or minimize the risks associated with the product. The regulatory authorities may also impose specific obligations as a condition of the MA. Such risk-minimization measures or post-authorization obligations may include additional safety monitoring, more frequent submission of PSURs, or the conduct of additional clinical trials or post-authorization safety studies.

In the EU, the advertising and promotion of medicinal products are subject to both EU and EU member states’ laws governing promotion of medicinal products, interactions with physicians and other healthcare professionals, misleading and comparative advertising and unfair commercial practices. Although general requirements for advertising and promotion of medicinal products are established under EU directives, the details are governed by regulations in each member state and can differ from one country to another. For example, applicable laws require that promotional materials and advertising in relation to medicinal products comply with the product’s Summary of Product Characteristics, or SmPC, as approved by the competent authorities in connection with an MA. The SmPC is the document that provides information to physicians concerning the safe and effective use of the product. Promotional activity that does not comply with the SmPC is considered off-label and is prohibited in the EU. Direct-to-consumer advertising of prescription medicinal products is also prohibited in the EU.

Facilities

Our principal executive offices and research and development facility are located in San Diego, California, where we lease approximately 28,000 square feet of office and laboratory space pursuant to a lease agreement that expires in October 2028. We believe our existing facilities meet our current needs. We will need additional space in the future as we continue to build our development, commercial and support teams. We believe we can find suitable additional space in the future on commercially reasonable terms.

Additionally, we have secured cGMP contract manufacturing capacity and in parallel have begun design and construction of our own 63,000 square foot cGMP facility in Indianapolis, Indiana, which we expect to become operational in 2023. Our lease expires in April 2032 with an option to extend the lease for an additional five years.

Employees and human capital resources

As of December 31, 2021, we had 54 employees, 45 of whom were primarily engaged in research and development activities. None of our employees are represented by a labor union or party to a collective bargaining agreement. We consider our relationship with our employees to be good.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and additional employees. The principal purposes of our equity incentive plans are to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards.

Legal proceedings

We are not currently a party to any legal proceedings. From time to time, we may, however, in the ordinary course of business face various claims brought by third parties, and we may, from time to time, make claims or take legal actions to assert our rights, including intellectual property rights as well as claims relating to employment matters and the safety or efficacy of our products. Any of these claims could subject us to costly litigation, and, while we generally believe that we have adequate insurance to cover many different types of liabilities, our insurance carriers may deny coverage, may be inadequately capitalized to pay on valid claims, or our policy limits may be inadequate to fully satisfy any damage awards or settlements. If this were to happen, the payment of any such awards could have a material adverse effect on our business, financial condition, results of operations and prospects. Additionally, any such claims, whether or not successful, could damage our reputation and business.

Management

The following table sets forth information about our executive officers and directors as of February 11, 2022.

Name	Age	Position(s)

Executive Officers

Ken Song, M.D.	47	President, Chief Executive Officer and Director

Aubrey Haddach, J.D.	45	General Counsel and Corporate Secretary

Arvind Kush	39	Chief Financial Officer

Susan Moran, M.D., MSCE.	52	Chief Medical Officer

Non-Employee Directors

Jerel Davis, Ph.D.	45	Director

Aaron Kantoff	36	Director

Bong Koh, M.D.	49	Director

Yi Larson	42	Director

Aaron Royston, M.D.	37	Director

Mary Tagliaferri, M.D.	56	Director

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	Member of the nominating and corporate governance committee.

Executive Officers

Ken Song, M.D. has served as our President and Chief Executive Officer and a member of our board of directors since July 2020. Dr. Song is the co-founder and has served as the Chairman of the board of directors of Ablaze Pharmaceuticals Inc. since April 2021. Previously, Dr. Song served as President, Chief Executive Officer and as a member of the board of directors of Metacrine, Inc., a publicly traded clinical-stage biopharmaceutical company, from September 2016 until June 2020. From April 2010 until April 2016, Dr. Song served as Chief Executive Officer of Ariosa Diagnostics, a privately-held diagnostics company that he co-founded, which was subsequently acquired by Roche. Dr. Song served as Executive Chairman of the board of directors of Omniome, Inc., a private biotechnology company, from April 2017 until September 2021. Dr. Song served as a venture capitalist at Venrock from 2007 until 2010 and a consultant at McKinsey & Company, a management consulting company, from 2000 until 2002. Dr. Song received a B.S. in biology from Massachusetts Institute of Technology and an M.D. from University of California, San Francisco. Dr. Song trained in internal medicine at the University of California, San Francisco, specialized in gastroenterology and hepatology at the University of Washington, and was a scientific research fellow at the Fred Hutchinson Cancer Center. Our board of directors believes that Dr. Song’s experience in the biotechnology industry, including his executive experience and his medical training, qualifies him to serve as our President and Chief Executive Officer and a member of our board of directors.

Aubrey Haddach, J.D. has served as our General Counsel and Corporate Secretary since December 2021. Previously, Ms. Haddach served as General Counsel and Corporate Secretary of Ansun Biopharma, Inc., a

privately-held clinical development company, from June 2021 until December 2021. From November 2018 until June 2021, Ms. Haddach served in various roles of increasing responsibility at Progenity, Inc., a publicly traded biotech company, which included Senior Director of Licensing and Transactions, and most recently as Deputy General Counsel, Vice President and Chief Privacy Officer. From January 2003 until November 2019, Ms. Haddach worked at multiple law firms, including Dinsmore & Shohl, LLP from January 2017 until November 2018; Venable LLP from May 2015 until January 2017; Procopio, Cory, Hargreaves & Savitch LLP from September 2011 until April 2015; and Wilson Sonsini Goodrich & Rosati from May 2004 until September 2011 where she served as outside counsel to a variety of clients ranging from small businesses to Fortune 500 companies, with her practice focusing on intellectual property and corporate transactions in technology areas spanning diagnostics, medical devices, therapeutics, and life science. Ms. Haddach earned a B.S. in chemistry from the University of California, San Diego and a J.D. from the University of San Diego School of Law.

Arvind Kush has served as our Chief Financial Officer since November 2021. Previously, Mr. Kush served as Managing Director in the Healthcare Group in the Global Corporate Investment Banking Division at Bank of America Securities, a multinational investment bank and financial services company, from February 2018 until November 2021, advising biopharmaceutical companies on strategic and financing transactions. From July 2008 until January 2018, Mr. Kush served in roles of increasing responsibilities in the healthcare investment banking team at Bank of America Securities and its predecessor companies, serving most recently as a Director. From January 2004 until June 2006, Mr. Kush served as Senior Software Engineer at Caritor India Pvt. Ltd. (now NTT Data Services). Mr. Kush earned a B.A. in engineering in computer science from Visvesvaraya Technological University, India, and an M.B.A. from the Goizueta Business School at Emory University.

Susan Moran, M.D., MSCE has served as our Chief Medical Officer since July 2021. Previously, Dr. Moran served as Chief Medical Officer of QED Therapeutics, an affiliate of BridgeBio Pharma, a publicly traded biotechnology company, from March 2018 until June 2021, where she continues to serve as a consultant. From April 2014 until February 2018, Dr. Moran served in various roles of increasing responsibility at Puma Biotechnology, Inc., a publicly traded biopharmaceutical company, which included Senior Medical Director from April 2014 until December 2016 and Vice President and Head of Clinical Development from December 2016 until February 2018. Prior to Puma, Dr. Moran served as Medical Director at Takeda Pharmaceutical Company Limited, a publicly traded biopharmaceutical company, from 2011 until 2014 and as Senior Medical Director at Sanofi Genzyme, a publicly traded biotechnology company, from 2007 until 2011. Dr. Moran currently serves on the board of directors of BioAlta, Inc., a publicly traded biopharmaceutical company, a position she has held since December 2020. Dr. Moran is a board-certified internist and previously held faculty appointments at the University of Pennsylvania School of Medicine and Harvard Medical School. Dr. Moran received her B.A. in chemistry from the University of Virginia, an M.D. from Duke University and an M.S. in Clinical Epidemiology from the University of Pennsylvania School of Medicine.

Non-Employee Directors

Jerel Davis, Ph.D. has served as a member of our board of directors since August 2020. Since June 2011, Dr. Davis has been at Versant Venture Management, LLC, a healthcare investment firm, where he has held the position of Managing Director since December 2015. Dr. Davis currently serves on the board of directors of three public biotechnology companies, Graphite Bio, Inc. since October 2019, Chinook Therapeutics, Inc. since December 2018, and Repare Therapeutics Inc. since September 2016. Dr. Davis serves on the board of directors of a number of private companies, including Nested Therapeutics, Inc., Tentarix Biotherapeutics, Inc., Ventus Therapeutics Inc., and Turnstone Biologics Corp., among others. Prior to joining Versant, Dr. Davis was at McKinsey & Company where he worked in various healthcare markets including the United States, Europe and China. Dr. Davis received a B.S. in mathematics and biology from Pepperdine University and a Ph.D. in population genetics from Stanford University. Our board of directors believes that Dr. Davis’ broad and extensive experience in the life sciences industry as both investing in and launching numerous life sciences companies qualifies him to serve on our board of directors.

Aaron Kantoff has served as a member of our board of directors since February 2020 and was one of our co-founders. Mr. Kantoff served as our Treasurer from April 2020 until July 2020. Mr. Kantoff currently serves as General Partner of Petrichor Scion Therapeutics, a venture capital firm focused on life science companies. From May 2020 until September 2021, Mr. Kantoff served as a Venture Partner of Medicxi, an international investment firm focused on the life sciences sector. From August 2011 until April 2019, Mr. Kantoff served as an investment professional and most recently as a Partner at Apple Tree Partners, a biotechnology venture capital firm. Previously, Mr. Kantoff held roles in private equity and investment banking. Mr. Kantoff currently serves on the board of directors of Centessa Pharmaceuticals, a publicly traded biopharmaceutical company, since January 2021 and Ceptur Therapeutics, Inc., a privately-held RNA therapeutics company, since July 2020. Mr. Kantoff also previously served on the board of directors of Akero Therapeutics, Inc., a publicly-traded cardio-metabolic non-alcoholic steatohepatitis company, from May 2018 until April 2019. Mr. Kantoff has also served on the board of directors of Corvidia Therapeutics, Inc. (acquired by Novo Nordisk) and Syntimmune, Inc. (acquired by Alexion), as well as other privately-held biotechnology companies. Mr. Kantoff received a B.S. in finance and international business from The New York University Leonard N. Stern School of Business. Our board of directors believes Mr. Kantoff’s prior board experience and his extensive experience in the venture capital and life sciences industries qualify him to serve on our board of directors.

Bong Koh, M.D. has served as a member of our board of directors since November 2020. Dr. Koh has served in various roles at Venrock, a venture capital firm, since 2009. Dr. Koh previously served on the board of directors of AveXis, a privately-held biotechnology company that was acquired by Novartis International AG in 2018. Dr. Koh received a B.A. in biology from Yale University, an M.D. from the University of California, San Francisco, and an M.B.A. from Harvard Business School. Dr. Koh trained in ophthalmology at Harvard Medical School Massachusetts Eye and Ear Infirmary and trained in internal medicine at Stanford Medical School. Our board of directors believes Dr. Koh’s experience in the venture capital industry and medical training qualify him to serve on our board of directors.

Yi Larson has served as a member of our board of directors since April 2021. Ms. Larson has served as the Chief Financial Officer of LianBio, a publicly-traded biopharmaceutical company, since May 2021. She previously served as Executive Vice President and Chief Financial Officer at Turning Point Therapeutics, Inc., a publicly traded biopharmaceutical company, from August 2019 until March 2021. Ms. Larson previously worked at Goldman Sachs & Co. LLC, a multinational investment bank and financial consulting company, where she held various roles from 2008 until August 2019, most recently as Managing Director of Healthcare Investment Banking from January 2018 until August 2019. During her tenure at Goldman Sachs & Co. LLC, Ms. Larson advised a variety of biopharmaceutical company boards of directors and management teams on a range of strategic financial matters and executed equity offerings, debt offerings and M&A transactions. Ms. Larson has also served as a member of the board of directors of Olema Pharmaceuticals, Inc., a publicly-traded clinical stage biopharmaceutical company, since April 2021. Ms. Larson received a B.S. in electrical engineering and an M.S. in electrical engineering and computer science, both from the Massachusetts Institute of Technology. Ms. Larson also received an M.B.A. concentrated in finance from the Wharton School at the University of Pennsylvania. Our board of directors believes Ms. Larson’s executive and investment experience qualifies her to serve on our board of directors.

Aaron Royston, M.D. has served as a member of our board of directors since August 2020. Dr. Royston has served in various roles at venBio Partners, a life sciences investment firm, since 2015, most recently as Managing Partner since April 2020. Prior to joining venBio Partners, Dr. Royston served as a Senior Associate at Vivo Capital, a global life sciences investment firm from July 2014 until November 2015. Previously, Dr. Royston served as a Consultant at Bain & Company, Inc., a management consulting company, from July 2013 until July 2014 where he advised biotechnology companies on a broad range of strategic and operational issues. Earlier in his career, Dr. Royston coordinated clinical research at Mount Sinai Medical Center from July 2007 until

July 2008, where his research has been published and presented in multiple medical journals and conferences. Dr. Royston previously served on the board of directors of Akero Therapeutics, a publicly traded biotechnology company, from June 2018 until August 2019, and VYNE Therapeutics (formerly Menlo Therapeutics Inc.), a publicly traded biotechnology company, from June 2017 until August 2019. Dr. Royston currently serves on the board of directors of Ventyx Biosciences, a publicly traded biotechnology company, as well as multiple private biotechnology companies. Dr. Royston received a B.S. in biological sciences from Duke University, and an M.D. and M.B.A. from the University of Pennsylvania. Our board of directors believes that Dr. Royston is qualified to serve on our board of directors because of his clinical and biotechnology industry experience.

Mary Tagliaferri, M.D. has served as a member of our board of directors since September 2021. Dr. Tagliaferri has served as Executive Clinical Fellow of Nektar Therapeutics, a publicly traded global biopharmaceutical company, since April 2020 where she previously served as Chief Medical Officer from November 2017 until March 2020, Senior Vice President, Clinical Development from April 2017 until October 2017, and Vice President, Clinical Development from January 2015 until March 2017. Dr. Tagliaferri is the founding member of Chief, a private network built to drive more women into positions of power and keep them there. Previously, Dr. Tagliaferri served as President and Chief Medical Officer of Bionovo, Inc., which was a publicly traded biotechnology company. BioNovo filed for bankruptcy in October 2012. Dr. Tagliaferri currently serves as the chairperson of the board of directors of Enzo Biochem, a publicly traded molecular diagnostics company. Dr. Tagliaferri received a B.S. from Cornell University, a LAc, M.S. Oriental Medicine from American College of Traditional Chinese Medicines and an M.D. from the University of California, San Francisco. Our board of directors believes Dr. Tagliaferri’s direct leadership in pioneering novel cancel therapeutics qualify her to serve on our board of directors.

Board Composition

Our business and affairs are organized under the direction of our board of directors, which currently consists of seven members. Three of our directors currently serve on the board of directors pursuant to the provisions of the second amended and restated voting agreement between us and several of our stockholders. The second amended and restated voting agreement will terminate upon the completion of this offering, after which there will be no further contractual obligations regarding the election or designation of our directors. Our current directors will continue to serve as directors until their resignation, removal or successor is duly elected.

The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and direction to our management. Our board of directors meets on a regular basis and on an ad hoc basis as required.

Our board of directors has determined that all of our directors other than Dr. Song and Ms. Larson are independent directors, as defined by Rule 5605(a)(2) of the Nasdaq Listing Rules.

In accordance with the terms of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to and upon the completion of this offering, respectively, we will divide our board of directors into three classes, as follows:

•	Class I, which will consist of , and , whose terms will expire at our annual meeting of stockholders to be held in 2023;

•	Class II, which will consist of and , whose terms will expire at our annual meeting of stockholders to be held in 2024; and

•	Class III, which will consist of and , whose terms will expire at our annual meeting of stockholders to be held in 2025.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will serve until the third annual meeting following their election and until their successors are duly elected and qualified. The authorized size of our board of directors is currently seven members. The authorized number of directors may be changed only by resolution of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in our control or management. Our directors may be removed for cause by the affirmative vote of the holders of at least                % of our voting stock.

Board Leadership Structure

Our board of directors is currently chaired by                who has authority, among other things, to call and preside over board of directors meetings, to set meeting agendas and to determine materials to be distributed to the board of directors. Accordingly, the Chairperson has substantial ability to shape the work of the board of directors. We believe that separation of the positions of Chairperson and Chief Executive Officer reinforces the independence of the board of directors in its oversight of our business and affairs. In addition, we have a separate chair for each committee of our board of directors. The chair of each committee is expected to report annually to our board of directors on the activities of their committee in fulfilling their responsibilities as detailed in their respective charters or specify any shortcomings should that be the case.

Role of the Board in Risk Oversight

The audit committee of our board of directors is primarily responsible for overseeing our risk management processes on behalf of our board of directors. Going forward, we expect that the audit committee will receive reports from management at least quarterly regarding our assessment of risks. In addition, the audit committee reports regularly to our board of directors, which also considers our risk profile. The audit committee and our board of directors focus on the most significant risks we face and our general risk management strategies. While our board of directors oversees our risk management, management is responsible for day-to-day risk management processes. Our board of directors expects management to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies adopted by the audit committee and our board of directors. We believe this division of responsibilities is the most effective approach for addressing the risks we face and that our board of directors’ leadership structure, which also emphasizes the independence of our board of directors in its oversight of its business and affairs, supports this approach.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

Our audit committee consists of                ,                and                 . Our board of directors has determined that each of the members of our audit committee satisfies the listing standards of Nasdaq and SEC independence requirements.                 serves as the chair of our audit committee. The functions of this committee include, among other things:

•	evaluating the performance, independence and qualifications of our independent auditors and determining whether to retain our existing independent auditors or engage new independent auditors;

•	reviewing and approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;

•	monitoring the rotation of partners of our independent auditors on our engagement team as required by law;

•

prior to engagement of any independent auditor, and at least annually thereafter, reviewing relationships that may reasonably be thought to bear on their independence, and assessing and otherwise taking the appropriate action to oversee the independence of our independent auditor;

•

reviewing our annual and quarterly financial statements and reports, including the disclosures contained under the caption “Management’s discussion and analysis of financial condition and results of operations,” and discussing the statements and reports with our independent auditors and management;

•

reviewing, with our independent auditors and management, significant issues that arise regarding accounting principles and financial statement presentation and matters concerning the scope, adequacy and effectiveness of our financial controls;

•	reviewing with management and our independent auditors any earnings announcements and other public announcements regarding material developments;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters and other matters;

•	preparing the report that the SEC requires in our annual proxy statement;

•

reviewing and providing oversight of any related-person transactions in accordance with our related person transaction policy and reviewing and monitoring compliance with legal and regulatory responsibilities, including our code of business conduct and ethics;

•	reviewing our major financial risk exposures, including the guidelines and policies to govern the process by which risk assessment and risk management are implemented;

•	reviewing on a periodic basis our investment policy; and

•	reviewing and evaluating on an annual basis the performance of the audit committee and the audit committee charter.

Our board of directors has determined that                qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the Nasdaq Listing Rules. In making this determination, our board has considered                prior experience, business acumen and independence. Both our independent registered public accounting firm and management periodically meet privately with our audit committee.

We believe that the composition and functioning of our audit committee complies with all applicable requirements of Sarbanes-Oxley, and all applicable SEC and Nasdaq rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee

Our compensation committee consists of                 ,                and                . The chair of our compensation committee is                . Our board of directors has determined that each of the members of our compensation committee is independent under the listing standards of Nasdaq, a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act and an “outside director” as defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code.

The functions of this committee include, among other things:

•	reviewing, modifying and approving (or if it deems appropriate, making recommendations to the full board of directors regarding) our overall compensation strategy and policies;

•	reviewing and making recommendations to the full board of directors regarding the compensation and other terms of employment of our executive officers;

•

reviewing and approving (or if it deems it appropriate, making recommendations to the full board of directors regarding) performance goals and objectives relevant to the compensation of our executive officers and assessing their performance against these goals and objectives;

•

reviewing and approving (or if it deems it appropriate, making recommendations to the full board of directors regarding) the equity incentive plans, compensation plans and similar programs advisable for us, as well as modifying, amending or terminating existing plans and programs;

•

evaluating risks associated with our compensation policies and practices and assessing whether risks arising from our compensation policies and practices for our employees are reasonably likely to have a material adverse effect on us;

•	reviewing and making recommendations to the full board of directors regarding the type and amount of compensation to be paid or awarded to our non-employee board members;

•

establishing policies with respect to votes by our stockholders to approve executive compensation as required by Section 14A of the Exchange Act and determining our recommendations regarding the frequency of advisory votes on executive compensation, to the extent required by law;

•	reviewing and assessing the independence of compensation consultants, legal counsel and other advisors as required by Section 10C of the Exchange Act;

•	administering our equity incentive plans;

•	establishing policies with respect to equity compensation arrangements;

•	reviewing the competitiveness of our executive compensation programs and evaluating the effectiveness of our compensation policy and strategy in achieving expected benefits to us;

•

reviewing and making recommendations to the full board of directors regarding the terms of any employment agreements, severance arrangements, change in control protections and any other compensatory arrangements for our executive officers;

•

reviewing with management and approving our disclosures under the caption “Compensation Discussion and Analysis” in our periodic reports or proxy statements to be filed with the SEC, to the extent such caption is included in any such report or proxy statement;

•	preparing the report that the SEC requires in our annual proxy statement; and

•	reviewing and assessing on an annual basis the performance of the compensation committee and the compensation committee charter.

We believe that the composition and functioning of our compensation committee complies with all applicable requirements of Sarbanes-Oxley, and all applicable SEC and Nasdaq rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of                ,                 and                .                  serves as the chair of our nominating and corporate governance committee. Our board of directors has determined that each of the members of this committee satisfies the Nasdaq Stock Market independence requirements.

The functions of this committee include, among other things:

•	identifying, reviewing and evaluating candidates to serve on our board of directors consistent with criteria approved by our board of directors;

•	determining the minimum qualifications for service on our board of directors;

•	evaluating director performance on the board and applicable committees of the board and determining whether continued service on our board is appropriate;

•	evaluating, nominating and recommending individuals for membership on our board of directors;

•	evaluating nominations by stockholders of candidates for election to our board of directors;

•	considering and assessing the independence of members of our board of directors;

•

developing a set of corporate governance policies and principles, including a code of business conduct and ethics, periodically reviewing and assessing these policies and principles and their application and recommending to our board of directors any changes to such policies and principles;

•	considering questions of possible conflicts of interest of directors as such questions arise; and

•	reviewing and assessing on an annual basis the performance of the nominating and corporate governance committee and the nominating and corporate governance committee charter.

We believe that the composition and functioning of our nominating and corporate governance committee complies with all applicable requirements of Sarbanes-Oxley, and all applicable SEC and Nasdaq rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee Interlocks and Insider Participation

None of our current or former executive officers serve as a member of the compensation committee. None of our officers serve, or have served during the last completed fiscal year, on the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or our compensation committee. Prior to establishing the compensation committee, our full board of directors made decisions relating to compensation of our officers. For a description of transactions between us and members of our compensation committee and affiliates of such members, please see “Certain relationships and related party transactions.”

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or person performing similar functions. Following this offering, a copy of the code will be available on the Corporate Governance section of our website, http://rayzebio.com.

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law allows a corporation to eliminate the personal liability of directors of a corporation to the corporation and its stockholders for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

•	breach of his or her duty of loyalty to the corporation or its stockholders;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, will remain available under Delaware law. These limitations also do not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Our amended and restated bylaws, which will become effective upon the completion of this offering, provide that we will indemnify our directors and executive officers and may indemnify other officers, employees and other agents, to the fullest extent permitted by law. Our amended and restated bylaws, which will become effective upon the completion of this offering, also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding and also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our amended and restated bylaws permit such indemnification. We have obtained a policy of directors’ and officers’ liability insurance.

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated bylaws. These agreements, among other things, will require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers or any other company or enterprise to which the person provides services at our request. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

We believe that these provisions in our amended and restated certificate of incorporation and amended and restated bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Except as otherwise disclosed under the heading “Legal proceedings” in the “Business” section of this prospectus, at present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Executive and director compensation

The following table summarizes information regarding the compensation awarded to, earned by, or paid to our current principal executive officer and our two other most highly compensated executive officers during 2021, whom we refer to in this prospectus as our named executive officers. Ken Song, M.D., our President and Chief Executive Officer and a member of our board of directors, Arvind Kush, our Chief Financial Officer, and Susan Moran, M.D., MSCE, our Chief Medical Officer, are our named executive officers for the year ended December 31, 2021.

2021 summary compensation table

The following table sets forth information regarding compensation earned with respect to the year ended December 31, 2021 by our named executive officers.

Name and principal position	Year	Salary($)		Bonus($)		Option awards ($)(5)	Non-equity incentive plan compensation ($)(6)	All other compensation ($)		Total($)
Ken Song, M.D.	2021	400,000		—		3,476,051	160,000	—		4,036,051
President and Chief Executive Officer
Arvind Kush	2021	43,939		100,000	(4)	2,584,000	—	6,000	(7)	2,733,939
Chief Financial Officer(1)
Susan Moran, M.D., MSCE	2021	207,821	(3)	70,000	(4)	2,196,121	60,000	—		2,533,942
Chief Medical Officer(2)

(1)	Mr. Kush commenced employment with us in November 2021.

(2)	Dr. Moran commenced employment with us in July 2021.

(3)	Dr. Moran served as a consultant to us between May 2021 and July 2021, prior to commencing employment with us in July 2021. Amount consists of $24,503 paid as consulting fees between May 2021 and July 2021 and $183,318 paid as salary between July 2021 and December 2021.

(4)	Reflects a one-time sign-on bonus.

(5)	In accordance with SEC rules, this column reflects the aggregate grant date fair value of the stock option awards granted during 2021. These amounts have been computed in accordance with Financial Accounting Standards Board, Accounting Standards Codification Topic 718, Compensation—Stock Compensation, or FASB ASC Topic 718. Assumptions used in the calculation of these amounts are described in Note to our audited financial statements and notes appearing elsewhere in this prospectus. These amounts do not reflect the actual economic value that may be realized by our named executive officers upon the vesting or exercise of the stock options, or the sale of the common stock underlying such stock options.

(6)	Amounts represent the annual cash performance bonus earned for the 12-month period from January 1, 2021 to December 31, 2021. Please see the description of bonus compensation for Dr. Song and Dr. Moran under “Bonus opportunity” below.

(7)	Amount consists of a payment of $6,000 as a temporary housing stipend, paid to Mr. Kush pursuant to the terms of his employment agreement. For more information regarding these benefits, see below under “—Perquisites, health, welfare and retirement benefits.”

Narrative to the summary compensation table

Annual base salary

The base salary of our named executive officers is generally determined and approved by our board of directors in connection with the commencement of employment of the named executive officer and may be adjusted from time to time thereafter as the board of directors determines appropriate. The 2021 and 2022 annual base salaries for our named executive officers are set forth in the table below.

Name	2021 Base salary ($)	2022 Base salary ($)
Ken Song, M.D.	400,000	475,000	(1)
President and Chief Executive Officer
Arvind Kush	400,000	400,000
Chief Financial Officer
Susan Moran, M.D., MSCE	400,000	409,000	(2)
Chief Medical Officer

(1)	On December 3, 2021, our board of directors approved the 2022 annual base salary for Dr. Song.

(2)	On February 10, 2022, our board of directors approved the 2022 annual base salary for Dr. Moran, effective as of January 1, 2022.

Bonus opportunity

In addition to base salaries, each of our named executive officers is eligible to earn annual cash bonuses, which are designed to provide appropriate incentives to our named executive officers to achieve defined annual corporate goals. The annual bonus awarded to each named executive officer may be based in part on the extent to which we achieve corporate goals. At the end of the year, our board of directors reviews our performance against each corporate goal and considers the extent to which we achieved each of our corporate goals.

There is no minimum bonus percentage or amount established for our named executive officers and, as a result, the bonus amounts vary from year to year based on corporate performance.

For 2021, each of Drs. Song and Moran was eligible for a target bonus equal to 40% and 30% of their base salary, respectively. In January 2021, our board of directors approved an increase to Dr. Song’s target bonus from 30% to 40% for 2021. Dr. Moran joined us as our Chief Medical Officer in July 2021 and received a pro-rated target bonus in 2021. Mr. Kush joined us as our Chief Financial Officer in November 2021 and was not eligible for a target bonus in 2021.

In December 2021, the board of directors determined that we achieved 100% of our 2021 corporate goals and approved paying employees’ 2021 target bonuses in full in January 2022. As a result, Dr. Song received a cash bonus of $160,000 and Dr. Moran received a cash bonus of $60,000 in January 2022.

In addition to the percentage-based bonuses discussed above, Dr. Moran received a one-time sign-on bonus of $70,000 in July 2021, and Mr. Kush received a one-time sign-on bonus of $100,000 in November 2021.

For 2022, Dr. Song, Mr. Kush and Dr. Moran are eligible for a target bonus equal to 40%, 40% and 30% of their base salary, respectively.

Equity-based incentive awards

Our equity-based incentive awards are designed to align our named executive officers’ interests with those of our stockholders and to retain and incentivize our named executive officers over the long-term. Our board of directors is responsible for approving equity grants. Vesting of equity awards is generally tied to continuous service with us and serves as an additional retention measure. Our named executive officers generally are awarded an initial new hire grant upon commencement of employment. Additional grants may occur periodically in order to specifically incentivize our named executive officers with respect to achieving certain corporate goals or to reward our named executive officers for exceptional performance.

Prior to this offering, we have granted all equity awards pursuant to our 2020 Equity Incentive Plan, as amended, or our 2020 Plan, the terms of which are described below under “—Equity benefit plans.” All options are granted with a per share exercise price equal to no less than the fair market value of a share of our common stock on the date of the grant of such award. Generally, our option awards vest over a four-year period subject to the holder’s continuous service to us, as further described under “—Outstanding equity awards at fiscal year end” below.

In January 2021, our board of directors granted an option to purchase 2,181,406 shares to Dr. Song with an exercise price per share of $0.36. The option vests as follows: 25% of the shares of our common stock vested on December 15, 2021 and the balance vests in 36 equal monthly installments thereafter, subject to Dr. Song’s continued services to us on each vesting date.

In May 2021, we entered into a consulting agreement with Dr. Moran pursuant to which Dr. Moran provided advisory services as it relates to research and development of radiopharmaceutical diagnostic and therapeutic agents. As compensation for the services provided under this consulting agreement, in May 2021, our board of directors granted an option to purchase 1,500,000 shares to Dr. Moran with an exercise price per share of $0.36. The option vests as follows: 25% of the shares of our common stock vest on May 21, 2022 and the balance vests in 36 equal monthly installments thereafter, subject to Dr. Moran’s continued services to us on each vesting date.

In September 2021, our board of directors granted an option to purchase 1,621,053 shares of our common stock to Dr. Song with an exercise price per share of $1.16. The shares subject to the option vest over 48 months in equal monthly installments beginning on October 29, 2021, subject to Dr. Song’s continued services to us on each vesting date.

In September 2021, our board of directors granted an option to purchase 471,085 shares of our common stock to Dr. Moran with an exercise price per share of $1.16. The option vests as follows: 25% of the shares vest on September 29, 2022 and the balance vests in 36 equal monthly installments thereafter, subject to Dr. Moran’s continued services to us on each vesting date.

In December 2021, our board of directors granted Mr. Kush and Dr. Moran an option to purchase 1,900,000 shares of our common stock and 400,000 shares of our common stock, respectively, with an exercise price per share of $1.16. Mr. Kush’s option vests as follows: 25% of the shares vest on November 22, 2022 and the balance vests in 36 equal monthly installments thereafter, subject to Mr. Kush’s continued services to us on each vesting date. Dr. Moran’s option vests as follows: 25% of the shares vest on December 3, 2022 and the balance vests in 36 equal monthly installments thereafter, subject to Dr. Moran’s continued services to us on each vesting date.

Employment agreements with our named executive officers

Dr. Song

In June 2020, we entered into an offer letter with Dr. Song. This offer letter governs the current terms of Dr. Song’s employment with us. Pursuant to his offer letter, Dr. Song was initially entitled to an annual base salary of $400,000, and was eligible to receive an annual target bonus equal to 30% of his annual base salary, payable based on the achievement of individual or corporate performance goals as determined by the board of directors. Effective January 1, 2022, Dr. Song’s annual base salary was increased to $475,000 and he became eligible to receive an annual target bonus equal to 40% of his annual base salary, payable based on the achievement of individual or corporate performance goals as determined by the board of directors. Dr. Song is also entitled to certain severance benefits, the terms of which are described below under “—Payments in connection with termination of certain named executive officers.” Dr. Song is also eligible for standard benefits such as paid time off, reimbursement of business expenses, and participation in employee benefit plans and programs. Dr. Song’s employment is at will.

Mr. Kush

In October 2021, we entered into an offer letter with Mr. Kush. This offer letter governs the current terms of Mr. Kush’s employment with us. Pursuant to his offer letter, Mr. Kush is entitled to an annual base salary of $400,000 and is eligible to receive an annual target bonus of equal to 40% of his annual base salary, payable based on the achievement of individual or corporate performance goals as determined by the board of directors. Mr. Kush also received one-time, sign-on bonus in the amount of $100,000 pursuant to his offer letter, which must be repaid in full if Mr. Kush is terminated by us for Cause (as defined in our 2020 Plan) or if he resigns without Good Reason (as defined in Mr. Kush’s offer letter) at any time prior to the first anniversary of his start date. Mr. Kush is also entitled to certain severance benefits, the terms of which are described below under “—Payments in connection with termination of certain named executive officers.” Mr. Kush is also eligible for standard benefits, such as paid time off, reimbursement of business expenses, and to participate in employee benefit plans and programs. Mr. Kush’s employment is at will.

Dr. Moran

In May 2021, we entered into an offer letter with Dr. Moran. This offer letter governs the current terms of Dr. Moran’s employment with us. Pursuant to her offer letter, Dr. Moran is entitled to an annual base salary of $400,000, which was most recently increased to $409,000 in February 2022 (with such increase effective as of January 2022), and is eligible to receive an annual target bonus equal to 30% of her annual base salary, payable based on the achievement of individual or corporate performance goals as determined by the board of directors. Dr. Moran also received one-time, sign-on bonus in the amount of $70,000 pursuant to her offer letter, which must be repaid in full if Dr. Moran’s employment with us terminates for any reason prior to the first anniversary of her start date. Dr. Moran is also eligible for standard benefits, such as paid time off, for reimbursement of business expenses, and to participate in employee benefit plans and programs. Dr. Moran’s employment is at will.

Payments in connection with termination of certain named executive officers

Dr. Song

Pursuant to Dr. Song’s offer letter, if a Change in Control (as defined in our 2020 Plan) occurs and, within the period commencing three months prior to, and ending 12 months after, Dr. Song’s employment is terminated without Cause (as defined in our 2020 Plan) or due to Dr. Song’s termination for Good Reason (as defined in Dr. Song’s offer letter), and subject to his delivery to us of a general release of claims, Dr. Song will be entitled to immediate vesting in full of the restricted stock and option awards granted pursuant to his offer letter.

Mr. Kush

Pursuant to Mr. Kush’s offer letter, if a Change in Control (as defined in our 2020 Plan) occurs and, within the period commencing three months prior to, and ending 12 months after, Mr. Kush’s employment is terminated without Cause (as defined in our 2020 Plan) or due to Mr. Kush’s termination for Good Reason (as defined in Mr. Kush’s offer letter), and subject to his delivery to us of a general release of claims, Mr. Kush will be entitled to immediate vesting in full of the option award granted pursuant to his offer letter.

Outstanding equity awards at fiscal year end

The following table sets forth certain information regarding equity awards granted to our named executive officers that remain outstanding as of December 31, 2021. In addition, awards may vest on an accelerated basis under certain circumstances, as described above under “Potential payments upon termination or change in control.”

	Option Awards(1)						Stock Awards(1)
	Vesting commencement date	Number of securities underlying unexercised options			Option exercise price ($)	Option expiration date	Number of shares of stock that have not vested (#)		Market value of shares that have not vested ($)(3)
Name		Exercisable (#)		Unexercisable (#)
Ken Song, M.D.	—	—		—	—	—	2,532,004	(2)	4,506,967

	—	—		—	—	—	619,792	(4)	1,103,230

	—	—		—	—	—	1,636,055	(5)	2,912,178

	9/29/2021	1,621,053	(6)	—	1.16	9/28/2031	—		—
Arvind Kush	11/22/2021	1,900,000	(7)	—	1.16	12/14/2031	—		—
Susan Moran, M.D., MSCE	—	—		—	—	—	1,500,000	(8)	2,670,000

	9/29/2021	471,085	(9)	—	1.16	9/28/2031	—		—

	12/3/2021	400,000	(10)	—	1.16	12/14/2031	—		—

(1)	All of the option awards and stock awards were granted under the 2020 Plan, the terms of which plan are described below under “—Equity benefit plans.”

(2)	Represents shares issued to Dr. Song in the form of restricted stock that is subject to vesting and a repurchase right in favor of the Company, with (i) 25% of 1,500,000 shares, which vested on June 17, 2021 and the remaining 75% of such shares vesting monthly over the next 36 months thereafter in equal monthly amounts, and (ii) 1,186,747 of the shares vesting monthly over 48 months in equal monthly installments beginning on November 19, 2020, subject, in each case, to Dr. Song’s continued services to us on each vesting date. Dr. Song’s restricted stock award is also subject to potential vesting acceleration, as described above under “—Payments in connection with termination of certain named executive officer.”

(3)	The market value of the restricted stock as of December 31, 2021 is calculated by multiplying the number of unvested shares outstanding under the award by $1.78 per share, which is the fair value we used for financial reporting purposes as of such date. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates Common Stock Valuations.”

(4)	Represents shares of restricted stock acquired pursuant to Dr. Song’s early exercise of an option to purchase 850,000 shares of common stock. The shares vest over four years, of which 25% of the shares vested on November 23, 2021, and the balance of the shares vesting in 36 equal monthly installments over the subsequent 36-month period, subject to Dr. Song’s continued services to us on each vesting date. Dr. Song’s restricted stock award is also subject to potential vesting acceleration, as described above under “—Payments in connection with termination of certain named executive officer.”

(5)	Represents shares of restricted stock acquired pursuant to Dr. Song’s early exercise of an option to purchase 2,181,406 shares of common stock. The shares vest over four years, of which 25% of the shares vested on December 15, 2021, and the balance of the shares vesting in 36 equal monthly installments over the subsequent 36-month period, subject to Dr. Song’s continued services to us on each vesting date.

(6)	The shares of common stock subject to this option are immediately issuable pursuant to Dr. Song’s right to early exercise his option. As of December 31, 2021, Dr. Song had not early exercised his option. The shares subject to this option vest over four years in equal monthly installments beginning on October 29, 2021, subject to Dr. Song’s continued services to us on each vesting date. As of December 31, 2021, 101,315 shares of common stock underlying this option had vested, with an unvested balance of 1,519,738 shares.

(7)	The shares of common stock subject to this option are immediately issuable pursuant to Mr. Kush’s right to early exercise his option. As of December 31, 2021, Mr. Kush had not early exercised his option. The shares subject to this option vest over four years, with 25% of the shares subject to the option vesting on November 22, 2022, and the balance of the shares vesting in 36 equal monthly installments over the subsequent 36-month period, subject to Mr. Kush’s continued services to us on each vesting date. This option is also subject to potential vesting acceleration, as described above under “—Payments in connection with termination of certain named executive officer.” As of December 31, 2021, no shares of common stock underlying this option had vested, with an unvested balance of 1,900,000 shares.

(8)	Represents shares of restricted stock acquired pursuant to Dr. Moran’s early exercise of an option to purchase 1,500,000 shares of common stock. The shares vest over four years, with 25% of the shares vesting on May 21, 2022, and the balance of the shares vesting in 36 equal monthly installments over the subsequent 36-month period, subject to Dr. Moran’s continued services to us on each vesting date.

(9)	The shares of common stock subject to this option are immediately issuable pursuant to Dr. Moran’s right to early exercise her option. As of December 31, 2021, Dr. Moran had not early exercised her option. The shares subject to this option vest over four years, with 25% of the shares subject to the option September 29, 2022, and the balance of the shares vesting in 36 equal monthly installments over the subsequent 36-month period, subject to Dr. Moran’s continued services to us on each vesting date. As of December 31, 2021, no shares of common stock underlying this option had vested, with an unvested balance of 471,085 shares.

(10)	The shares of common stock subject to this option are immediately issuable pursuant to Dr. Moran’s right to early exercise her option. As of December 31, 2021, Dr. Moran had not early exercised her option. The shares subject to this option vest over four years, with 25% of the shares subject to the option December 3, 2022, and the balance of the shares vesting in 36 equal monthly installments over the subsequent 36-month period, subject to Dr. Moran’s continued services to us on each vesting date. As of December 31, 2021, no shares of common stock underlying this option had vested, with an unvested balance of 400,000 shares.

Perquisites, health, welfare and retirement benefits

Each of our named executive officers are eligible to participate in our employee benefit plans, including our medical, dental, vision, life, long term disability and accidental death and dismemberment insurance plans, in each case on the same basis as all of our other employees. In addition, we provide the opportunity to participate in a 401(k) plan to our employees, including each of our named executive officers, as discussed in the section below entitled “—401(k) plan.”

We do not provide perquisites or personal benefits to our executive officers, except in limited circumstances. However, pursuant to his offer letter with us, we agreed to reimburse Mr. Kush for certain out of pocket expenses incurred in connection with his relocation to San Diego, California, or the Relocation Assistance. We did not reimburse Mr. Kush for Relocation Assistance in 2021. In addition, pursuant to his offer letter with us, we agreed to provide him a monthly temporary housing stipend in the gross amount of $6,000 per month, until the date on which Mr. Kush receives gross monthly housing stipend payments of $36,000, or the Monthly Housing Stipend. Such reimbursements relating to Mr. Kush’s Monthly Housing Stipend were treated as taxable income in accordance with applicable law. Should Mr. Kush be terminated by us for cause or if he voluntarily resigns without good reason, at any time prior to the 18-month anniversary of his date of hire, he must repay to us all of such Relocation Assistance. Should Mr. Kush be terminated by us for cause or if he voluntarily resigns without good reason, at any time prior to the one-year anniversary of his date of hire, he must repay us a pro-rated pre-tax amount of the Monthly Housing Stipend previously paid to him by us based on the days of employment with the Company following his relocation to San Diego, California.

401(k) plan

Our named executive officers are eligible to participate in a defined contribution retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax-advantaged basis. Eligible employees may defer eligible compensation on a pre-tax or after-tax (Roth) basis, up to the statutorily prescribed annual limits on contributions under the Internal Revenue Code of 1986, as amended, or the Code. Individual’s contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan (except for Roth contributions) and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan. The Company may elect, at its discretion, to make matching employee contributions.

Equity benefit plans

The principal features of our equity plans are summarized below. These summaries are qualified in their entirety by reference to the actual text of the plans, which are filed as exhibits to the registration statement of which this prospectus is a part.

2022 Equity Incentive Plan

Our board of directors adopted our 2022 Plan on                , 2022, and we expect our stockholders to approve our 2022 Plan prior to the completion of this offering. Our 2022 Plan is a successor to and continuation of our 2020 Equity Incentive Plan, as amended, or our 2020 Plan. Our 2022 Plan will become effective on the date of the underwriting agreement related to this offering. The 2022 Plan came into existence upon its adoption by our board of directors, but no grants will be made under the 2022 Plan prior to its effectiveness. Once the 2022 Plan is effective, no further grants will be made under the 2020 Plan.

Awards. Our 2022 Plan provides for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Code to employees, including employees of any parent or subsidiary, and for the grant of nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards and other forms of awards to employees, directors and consultants, including employees and consultants of our affiliates.

Authorized Shares. Initially, the maximum number of shares of our common stock that may be issued under our 2022 Plan after it becomes effective will not exceed                shares of our common stock, which is the sum of (1)                new shares of our common stock, plus (2) up to                of shares of our common stock subject to outstanding stock awards granted under our 2020 Plan that, on or after the 2022 Plan becomes effective, expire or otherwise terminate prior to exercise or settlement; are not issued because the stock award is settled in cash; are forfeited or repurchased because of the failure to vest; or are reacquired or withheld to satisfy a tax withholding obligation or the purchase or exercise price, if any, as such shares become available from time to time. In addition, the number of shares of our common stock reserved for issuance under our 2022 Plan will automatically increase on January 1 of each year, starting on January 1, 2023, through and including January 1, 2032, in an amount equal to (1)                % of the total number of shares of our common stock outstanding on the last day of the preceding calendar year, or (2) a lesser number of shares of our common stock determined by our board of directors prior to the date of the increase. The maximum number of shares of our common stock that may be issued on the exercise of ISOs under our 2022 Plan is shares.

Shares subject to stock awards granted under our 2022 Plan that expire or terminate without being exercised or otherwise issued in full or that are paid out in cash rather than in shares do not reduce the number of shares available for issuance under our 2022 Plan. Shares withheld under a stock award to satisfy the exercise, strike or purchase price of a stock award or to satisfy a tax with-holding obligation do not reduce the number of shares available for issuance under our 2022 Plan. If any shares of our common stock issued pursuant to a stock award are forfeited back to or repurchased or reacquired by us (1) because of the failure to vest, (2) to satisfy the exercise, strike or purchase price, or (3) to satisfy a tax withholding obligation in connection with an award, the shares that are forfeited or repurchased or reacquired will revert to and again become available for issuance under the 2022 Plan.

Plan Administration. Our board of directors, or a duly authorized committee of our board of directors, will administer our 2022 Plan and is referred to as the “plan administrator” herein. Our board of directors may also delegate to one or more of our officers the authority to (1) designate employees (other than officers) to receive specified stock awards and (2) determine the number of shares subject to such stock awards. Under our 2022 Plan, our board of directors has the authority to determine award recipients, grant dates, the numbers and types of stock awards to be granted, the applicable fair market value, and the provisions of each stock award, including the period of exercisability and the vesting schedule applicable to a stock award.

Under the 2022 Plan, the board of directors also generally has the authority to effect, with the consent of any materially adversely affected participant, (1) the reduction of the exercise, purchase, or strike price of any outstanding option or stock appreciation right; (2) the cancellation of any outstanding option or stock appreciation right and the grant in substitution therefore of other awards, cash, or other consideration; or (3) any other action that is treated as a repricing under generally accepted accounting principles.

Stock Options. ISOs and NSOs are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2022 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2022 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator.

The plan administrator determines the term of stock options granted under the 2022 Plan, up to a maximum of 10 years. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s service relationship with us or any of our affiliates ceases for any reason other than disability, death, or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws. If an optionholder’s service relationship with us or any of our affiliates ceases due to death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 18 months following the date of death. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability, the optionholder may generally exercise any vested options for a period of 12 months following the cessation of service. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of our common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash, check, bank draft or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of our common stock previously owned by the optionholder, (4) a net exercise of the option if it is an NSO, or (5) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options and stock appreciation rights generally are not transferable except by will or the laws of descent and distribution. Subject to approval of the plan administrator or a duly authorized officer, an option may be transferred pursuant to a domestic relations order, official marital settlement agreement, or other divorce or separation instrument.

Tax Limitations on ISOs. The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an award holder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our parent or subsidiary corporations unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (2) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Unit Awards. Restricted stock unit awards are granted under restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. A restricted stock unit award may be settled by cash, delivery of shares of our common stock, a combination of cash and shares of our common stock as determined by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock unit awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted Stock Awards. Restricted stock awards are granted under restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past services to us, or any other form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.

Stock Appreciation Rights. Stock appreciation rights are granted under stock appreciation right agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. A stock appreciation right granted under the 2022 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator. Stock appreciation rights may be settled in cash or shares of our common stock or in any other form of payment, as determined by our board of directors and specified in the stock appreciation right agreement.

The plan administrator determines the term of stock appreciation rights granted under the 2022 Plan, up to a maximum of 10 years. If a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability, or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. This period may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards. The 2022 Plan permits the grant of performance awards that may be settled in stock, cash or other property. Performance awards may be structured so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. Performance awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, our common stock.

The performance goals may be based on any measure of performance selected by our board of directors. The performance goals may be based on company-wide performance or performance of one or more business units, divisions, affiliates, or business segments, and may be either absolute or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by our board of directors when the performance award is granted, our board of directors will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any portion of our business which is divested achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under our bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; and (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles.

Other Stock Awards. The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the stock award (or cash equivalent) and all other terms and conditions of such awards.

Non-Employee Director Compensation Limit. The aggregate value of all compensation granted or paid to any non-employee director with respect to any calendar year that begins on or after the effective date of this offering, including awards granted and cash fees paid by us to such non-employee director, will not exceed (1) $                in total value or (2) if such non-employee director is first appointed or elected to our board of directors during such calendar year, $                in total value.

Changes to Capital Structure. In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2022 Plan, (2) the class and maximum number of shares by which the share reserve may increase automatically each year, (3) the class and maximum number of shares that may be issued on the exercise of ISOs, and (4) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions. The following applies to stock awards under the 2022 Plan in the event of a corporate transaction (as defined in the 2022 Plan), unless otherwise provided in a participant’s stock award agreement or other written agreement with us or one of our affiliates or unless otherwise expressly provided by the plan administrator at the time of grant.

In the event of a corporate transaction, any stock awards outstanding under the 2022 Plan may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by us with respect to the stock award may be assigned to our successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then (i) with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the corporate transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full (or, in the case of performance awards with multiple vesting levels depending on the level of performance, vesting will accelerate at 100% of the target level) to a date prior to the effective time of the corporate transaction (contingent upon the effectiveness of the corporate transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the corporate transaction, and any reacquisition or repurchase rights held by us with respect to such stock awards will lapse (contingent upon the effectiveness of the corporate transaction), and (ii) any such stock awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the effective time of the corporate transaction, except that any reacquisition or repurchase rights held by us with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the corporate transaction.

In the event a stock award will terminate if not exercised prior to the effective time of a corporate transaction, the plan administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (i) the per share amount payable to holders of common stock in connection with the corporate transaction, over (ii) any per share exercise price payable by such holder, if applicable. In addition, any escrow, holdback, earn-out or similar provisions in the definitive agreement for the corporate transaction may apply to such payment to the same extent and in the same manner as such provisions apply to the holders of our common stock.

Under the 2022 Plan, a corporate transaction is generally defined as the consummation of: (1) a sale of all or substantially all of our assets, (2) the sale or disposition of at least 50% of our outstanding securities, (3) a merger or consolidation where we do not survive the transaction, or (4) a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction.

Change in Control. Awards granted under the 2022 Plan may be subject to acceleration of vesting and exercisability upon or after a change in control as may be provided in the applicable stock award agreement or in any other written agreement between us or any affiliate and the participant, but in the absence of such provision, no such acceleration will automatically occur.

Under the 2022 Plan, a change in control is generally defined as: (1) the acquisition by any person or company of more than 50% of the combined voting power of our then outstanding stock; (2) a consummated merger, consolidation or similar transaction in which our stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity) in substantially the same proportions as their ownership immediately prior to such transaction; (3) a consummated sale, lease, exclusive license or other disposition of all or substantially all of our assets other than to an entity more than 50% of the combined voting power of which is owned by our stockholders in substantially the same proportions as their ownership of our outstanding voting securities immediately prior to such transaction; or (4) when a majority of our board of directors becomes comprised of individuals who were not serving on our board of directors on the date the 2022 Plan was adopted by the board of directors, or the incumbent board, or whose nomination, appointment, or election was not approved by a majority of the incumbent board still in office.

Plan Amendment or Termination. Our board of directors has the authority to amend, suspend, or terminate our 2022 Plan at any time, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. No ISOs may be granted after the tenth anniversary of the date our board of directors adopts our 2022 Plan. No stock awards may be granted under our 2022 Plan while it is suspended or after it is terminated.

2020 Equity Incentive Plan

Our board of directors adopted our 2020 Plan in July 2020, and our stockholders approved our 2020 Plan in August 2020. We most recently amended our 2020 Plan in December 2021. Our 2020 Plan will be terminated prior to the completion of this offering, and thereafter we will not grant any additional awards under our 2020 Plan. However, our 2020 Plan will continue to govern the terms and conditions of the outstanding awards previously granted thereunder.

Share Reserve. Subject to certain capitalization adjustments, the aggregate number of shares of our common stock that may be issued pursuant to awards under our 2020 Plan is 27,874,144 shares.

Awards. Our 2020 Plan permits the grant of ISOs, NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards and other stock-based awards. ISOs may be granted only to our employees and to any of our parent or subsidiary corporations’ employees. All other awards may be granted to employees, directors and consultants of ours and to any of our parent or subsidiary corporations’ employees or consultants. As of December 31, 2021, stock options covering 12,252,746 shares of our common stock with a weighted-average exercise price of $0.90 per share were outstanding, restricted stock awards covering 8,954,991 shares of our common stock were outstanding, and 4,110,188 shares of our common stock remained available for the future grant of awards under our 2020 Plan. In addition, any shares subject to options that expire or terminate prior to exercise or are withheld to satisfy tax withholding obligations related to an option or the exercise price of an option will be added to the number of shares then available for issuance under our 2022 Plan.

Administration. Our board of directors or a committee or an officer delegated by our board of directors administers our 2020 Plan. Subject to the terms of our 2020 Plan, the administrator has the power to, among other things, select the persons to whom awards may be granted, determine the type of award to be granted to any person, determine the number and type of shares to be covered by each award, establish the terms and conditions of each award agreement, determine whether and under what circumstances an option may be exercised without a payment of cash, and determine whether and to what extent and under what circumstances shares and other amounts payable with respect to an award may be deferred either automatically or at the election of the participant.

Stock Options. ISOs and NSOs are granted pursuant to stock option agreements adopted by the administrator. The administrator determines the exercise price for a stock option, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under our 2020 Plan vest at the rate specified by the administrator. The administrator determines the term of stock options granted under our 2020 Plan, up to a maximum of ten years. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s service relationship with us, or any of our affiliates, ceases for any reason other than disability, death or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. The option term may be extended in the event that the exercise of the option following such a termination of service is prohibited by applicable securities laws or our insider trading policy. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability or death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, options generally terminate immediately upon the termination of the individual for cause. In no event may an option be exercised beyond the expiration of its term. Acceptable consideration for the purchase of our common stock issued upon the exercise of a stock option will be determined by the administrator and may include (1) cash, check, bank draft, electronic funds transfer or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of our common stock previously owned by the optionholder, (4) a net exercise of the option if it is an NSO, (5) deferred payment or a similar arrangement with the optionholder and (6) other legal consideration approved by the administrator.

Tax Limitations on Incentive Stock Options. The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (2) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Awards. Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the administrator. Restricted stock awards may be granted in consideration for (1) cash, check, bank draft or money order, (2) services rendered to us or our affiliates or (3) any other form of legal consideration approved by the administrator. Common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by the administrator. A restricted stock award may be transferred only upon such terms and conditions as set by the administrator. Except as otherwise provided in the applicable award agreement, restricted stock awards that have not vested may be forfeited or repurchased by us upon the participant’s cessation of continuous service for any reason.

Changes to Capital Structure. In the event there is a specified type of change in our capital structure, such as a stock dividend, stock split or reverse stock split, appropriate adjustments will be made to (1) the number of shares available for issuance under our 2020 Plan, (2) the number of shares covered by and, as applicable, the exercise price of each outstanding award granted under our 2020 Plan and (3) the number of shares that may be issued as ISOs under the 2020 Plan.

Corporate Transactions. In the event of a “corporate transaction” (as defined in the 2020 Plan), our board of directors generally may take one or more of the following actions with respect to outstanding awards:

•	arrange for the surviving or acquiring corporation (or such corporation’s parent) to assume or continue such awards, or to substitute a similar stock award for such outstanding awards;

•	cancel any or all vested and/or unvested awards in exchange for cash or other consideration, at the discretion of our board of directors;

•	accelerate the vesting of stock awards in whole or in part;

•	cancel any or all unvested awards without payment of any consideration; or

•

arrange for the lapse of any reacquisition or repurchase rights in our favor with respect to a stock award, or arrange for the assignment of any such rights to the surviving or acquiring corporation (or such corporation’s parent).

Our board of directors need not take the same action or actions with respect to all stock awards or portions thereof or with respect to all participants or with respect to the vested or unvested portion of such stock awards.

In addition, a stock award may provide for additional acceleration of vesting and exercisability upon or following a “change in control” (as defined in the 2020 Plan) as may be provided in the award agreement evidencing such stock award or in any other written agreement with the holder thereof.

Plan Amendment or Termination. Our board of directors may amend, modify or terminate our 2020 Plan at any time. Unless terminated sooner by our board of directors, our 2020 Plan will automatically terminate on the day before the tenth anniversary of the earlier of (1) the date our 2020 Plan was approved by our board of directors or (2) the date our 2020 Plan was approved by our stockholders. As discussed above, we will terminate our 2020 Plan prior to the completion of this offering and no new awards will be granted thereunder following such termination.

2022 Employee Stock Purchase Plan

Our board of directors adopted the 2022 Employee Stock Purchase Plan, or ESPP, on                , 2022, and we expect our stockholders to approve our ESPP prior to the completion of this offering. The ESPP will become effective immediately prior to and contingent upon the date of the underwriting agreement related to this offering. The purpose of the ESPP is to secure the services of new employees, to retain the services of existing employees and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. Our ESPP will be designed to allow eligible U.S. employees to purchase our common stock in a manner that may qualify for favorable tax treatment under Section 423 of the Code.

Share Reserve. Following this offering, the ESPP will authorize the issuance of                shares of our common stock pursuant to purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our common stock reserved for issuance will automatically increase on January 1 of each year, from January 1, 2023 through and including January 1, 2032, by the lesser of (1)                % of the total number of shares of our common stock outstanding on the last day of the preceding calendar year, and (2)                shares of our common stock; provided, that prior to the date of any such increase, our board of directors may determine that such increase will be less than the amount set forth in clauses (1) and (2).

Administration. Our board of directors intends to delegate concurrent authority to administer the ESPP to our compensation committee. The ESPP is implemented through a series of offerings under which eligible employees are granted rights to purchase shares of our common stock on specified dates during such offerings. Under the ESPP, we may specify offerings with durations of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. An offering under the ESPP may be terminated under certain circumstances.

Payroll Deductions. Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, up to a specified percentage of their earnings (as set forth in, and as defined in, the offering memorandum our board of directors or compensation committee may adopt from time to time with respect to offerings under our ESPP) for the purchase of our common stock under the ESPP. Unless otherwise determined by our board of directors, common stock will be purchased for the accounts of employees participating in the ESPP at a price per share equal to the lower of (a) 85% of the fair market value of a share of our common stock on the first trading date of an offering or (b) 85% of the fair market value of a share of our common stock on the date of purchase.

Limitations. Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by our board of directors, including: (1) being customarily employed for more than 20 hours per week; (2) being customarily employed for more than 5 months per calendar year; or (3) continuous employment with us or one of our affiliates for a period of time (not to exceed two years). No employee may purchase shares under the ESPP at a rate in excess of $25,000 worth of our common stock based on the fair market value per share of our common stock at the beginning of an offering for each year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value pursuant to Section 424(d) of the Code.

Changes to Capital Structure. In the event that there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or similar transaction, the board of directors will make appropriate adjustments to (1) the number of shares reserved under the ESPP, (2) the maximum number of shares by which the share reserve may increase automatically each year, (3) the number of shares and purchase price of all outstanding purchase rights and (4) the number of shares that are subject to purchase limits under ongoing offerings.

Corporate Transactions. In the event of a corporate transaction (as defined in the ESPP), any then-outstanding rights to purchase our stock under the ESPP may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our common stock within 10 business days prior to such corporate transaction, and such purchase rights will terminate immediately after such purchase.

Under the ESPP, a corporate transaction is generally the consummation of: (1) a sale of all or substantially all of our assets; (2) the sale or disposition of more than 50% of our outstanding securities; (3) a merger or consolidation where we do not survive the transaction; and (4) a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction.

ESPP Amendments, Termination. Our board of directors has the authority to amend or terminate our ESPP, provided that except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to our ESPP, as required by applicable law or listing requirements.

Director compensation

Non-Employee Director Compensation Policies

Historically, we have not paid cash compensation to any of our non-employee directors for service on our board of directors.

Yi Larson joined our board of directors in April 2021. In March 2021, our board of directors granted her an option to purchase 305,371 shares of our common stock with an exercise price per share of $0.36 as compensation for her board service. The shares subject to the option vest over three years, with 1/36th of the shares subject to the option vesting monthly commencing on April 1, 2021, subject to her continuous service on each vesting date.

In September 2021, our board of directors granted to each of Ms. Larson and Aaron Kantoff an option to purchase 73,684 shares of our common stock with an exercise price per share of $1.16 as compensation for serving on our board of directors. The shares subject to each option vest over three years, with 1/36th of the shares subject to the option vesting monthly beginning on October 29, 2021, subject to their continuous service on each vesting date.

Mary Tagliaferri joined our board of directors in September 2021. In September 2021, our board of directors granted her an option to purchase 379,055 shares of our common stock with an exercise price per share of $1.16 as compensation for joining our board of directors. The shares subject to the option vest over three years, with 1/36th of the shares subject to the option vesting monthly beginning on October 29, 2021, subject to her continuous service on each vesting date.

We have reimbursed and will continue to reimburse all of our non-employee directors for their travel, lodging and other reasonable expenses incurred in attending meetings of our board of directors and committees of our board of directors.

Outstanding equity awards held by our non-employee directors are subject to the terms of our 2020 Plan, as described above under “—Equity benefit plans—2020 Equity incentive plan.”

The following table sets forth in summary form information concerning the compensation that we paid or awarded during the year ended December 31, 2021 to each of our non-employee directors.

Name	Fees earned or paid in cash ($)	Stock awards ($)	Option awards ($)(1)(2)		All other compensation ($)		Total ($)
Jerel Davis, Ph.D.	—	—	—		—		—
Aaron Kantoff	—	—	11,205	(3)	12,327	(6)	23,532
Bong Koh, M.D.	—	—	—		—		—
Yi Larson	—	—	282,909	(4)	—		282,909
Aaron Royston, M.D.	—	—	—		—		—
Mary Tagliaferri, M.D.	—	—	481,400	(5)	—		481,400

(1)	As of December 31, 2021, the aggregate number of shares underlying outstanding options to purchase our common stock held by our non-employee directors was: Dr. Davis, no shares; Mr. Kantoff, 109,055 shares; Dr. Koh, no shares; Ms. Larson, 379,055 shares; Dr. Royston, no shares; and Dr. Tagliaferri, 379,055 shares. As of December 31, 2021, none of our non-employee directors held stock awards, other than Mr. Kantoff. As of December 31, 2021, the aggregate number of stock awards held by Mr. Kantoff was 166,875 shares of restricted stock.

(2)	Amounts shown in this column do not reflect dollar amounts actually received by our non-employee directors. Instead, these amounts reflect the aggregate grant date fair value of each stock option granted, computed in accordance with the provisions of FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note to our financial statements included in this prospectus. As required by SEC rules, the amount shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Our non-employee directors will only realize compensation to the extent the trading price of our common stock is greater than the exercise price of such stock options.

(3)	Represents the grant date fair value of an option to purchase 73,684 shares of our common stock granted to Mr. Kantoff on September 29, 2021 at an exercise price of $1.16 per share for his board service. The shares subject to this award vest over three years, with 1/36th of the shares subject to the option vesting monthly beginning on October 29, 2021, subject to Mr. Kantoff’s continuous service on each vesting date.

(4)	Represents the grant date fair value of (i) an option to purchase 305,371 shares of our common stock granted to Ms. Larson on March 19, 2021 at an exercise price of $0.36 per share for her board service and (ii) an option to purchase 73,684 shares of our common stock granted to Ms. Larson on September 29, 2021 at an exercise price of $1.16 per share for her board service. The shares subject to the award granted on March 19, 2021 vest over three years, with 1/36th of the shares subject to the option vesting monthly commencing on April 1, 2021, subject to Ms. Larson’s continuous service on each vesting date. The shares subject to the award granted on September 29, 2021 vest over three years, with 1/36th of the shares subject to the option vesting monthly beginning on October 29, 2021, subject to Ms. Larson’s continuous service on each vesting date.

(5)	Represents the grant date fair value of an option to purchase 379,055 shares of our common stock granted to Dr. Tagliaferri on September 29, 2021 at an exercise price of $1.16 per share for her board service. The shares subject to this award vest over three years, with 1/36th of the shares subject to the option vesting monthly beginning on October 29, 2021, subject to Dr. Tagliaferri’s continuous service on each vesting date.

(6)	Represents the cost of health care continuation coverage reimbursed by us in January 2021 following Mr. Kantoff’s departure from his former employer.

Certain relationships and related party transactions

The following includes a summary of transactions since our incorporation in January 2020 to which we have been a party, in which the amount involved in the transaction exceeded $120,000, and in which any of our then directors, executive officers or holders of more than 5% of our capital stock at the time of such transaction, or any member of the immediate family of the foregoing persons had or will have a direct or indirect material interest, other than executive officer and director compensation arrangements, discussed in the section titled “Executive and director compensation.”

Convertible Preferred Stock Financings

In November 2020, pursuant to a Series B preferred stock purchase agreement, we issued and sold an aggregate of 46,666,672 shares of our Series B convertible preferred stock at a purchase price of $2.25 per share, and received gross proceeds of approximately $105.0 million.

In June 2021, pursuant to a Series C preferred stock purchase agreement, we issued and sold an aggregate of 23,999,996 shares of our Series C convertible preferred stock at a purchase price of $4.50 per share and received gross proceeds of approximately $108.0 million.

The participants in our convertible preferred stock financings included entities affiliated with members of our board of directors and holders of more than 5% of our capital stock. The following table sets forth the aggregate number of shares of convertible preferred stock issued to these related parties.

NAME OF STOCKHOLDER	Series B Preferred	Series C Preferred	Aggregate Consideration
Samsara BioCapital, L.P. (1)	2,222,223	1,111,111	$10,000,001
Entities affiliated with Versant Venture Capital VII, L.P.(2)	5,777,778	1,111,111	$18,000,001
venBio Global Strategic Fund III, L.P.(3)	5,777,778	1,111,111	$18,000,001
Entities affiliated with Venrock Healthcare Capital Partners III, L.P.(4)	—	4,444,444	$19,999,998

(1)	Consists of shares purchased by Samsara BioCapital, L.P., or Samsara, in our Series B preferred stock financing and Series C preferred stock financing, and shares purchased by 436, L.P., an affiliate of Samsara’s, in our Series C preferred stock financing. At the time of the Series B preferred stock financing and Series C preferred stock financing, Samsara owned more than 5% of our capital stock.

(2)	Consists of shares purchased by Versant Venture Capital VII, L.P. and Versant Vantage I, L.P. Dr. Davis, a member of our board of directors, is a managing director of Versant Venture Management, LLC. At the time of the Series B preferred stock financing and Series C preferred stock financing, entities affiliated with Versant owned more than 5% of our capital stock.

(3)	Consists of shares purchased by venBio Global Strategic Fund III, L.P. Dr. Royston, a member of our board of directors, is a managing partner at venBio. At the time of the Series B preferred stock financing and Series C preferred stock financing, venBio owned more than 5% of our capital stock.

(4)	Consists of shares purchased by Venrock Healthcare Capital Partners EG, L.P., Venrock Healthcare Capital Partners III, L.P. and VHCP Co-Investment Holdings III, LLC, or collectively, Venrock. Dr. Koh, a member of our board of directors, is a partner at Venrock Associates. Entities affiliated with Venrock participated in our Series B preferred stock financing, but were not considered a related party at such time. At the time of the Series C preferred stock financing, Venrock owned more than 5% of our capital stock.

Investor Agreements

We are party to a second amended and restated investors’ rights agreement, second amended and restated voting agreement and second amended and restated right of first refusal and co-sale agreement containing registration rights, information rights, voting rights and rights of first refusal and co-sale, among other things, with certain of our stockholders, including holders of more than 5% of our capital stock, and entities with which certain of our directors are affiliated. The foregoing agreements will terminate upon the closing of this offering, except for the registration rights set forth in the second amended and restated investors’ rights agreement, as more fully described below in “Description of capital stock—Stockholder registration rights.”

Transactions involving Ablaze Pharmaceuticals Inc.

In February 2021, we formed Ablaze Pharmaceuticals Inc., a Cayman Islands exempted company, or Ablaze a then wholly-owned subsidiary of ours. In April 2021, in connection with our formation of Ablaze, Ablaze issued 986,597 of its ordinary shares to Dr. Ken Song, M.D., our President, Chief Executive Officer and a member of our board of directors. Dr. Song was at the time the chairman of the board of Ablaze. In March and April 2021, we forfeited our equity interest in Ablaze, and a separate entity, RAYZ Investments Inc., a Cayman Islands exempted company, or RAYZ, was formed as the holding company of Ablaze. Upon its formation, RAYZ issued ordinary shares, for no consideration, to the then holders of our common stock and options to purchase common stock. Simultaneously, Ablaze issued ordinary shares to RAYZ, our Chief Executive Officer and other founders of Ablaze, for no consideration. Following the formation of RAYZ, we did not own any shares in either RAYZ or Ablaze. At the time of this transaction in April 2021, Ablaze had no assets or operations.

To fund the organization and initial business activities of Ablaze, in April 2021, we loaned $5.0 million to Ablaze, in exchange for a convertible promissory note, or the Ablaze Note. The Ablaze Note accrued interest at a rate of 4.0% per annum.

In November 2021, we, RAYZ and Ablaze completed a sequence of transactions comprising of a financing of Ablaze with participation by third parties and a reorganization of RAYZ’s capital structure. In connection with the financing and reorganization, we transferred $15.0 million in cash and our interest in the Ablaze Note to RAYZ. Dr. Song serves as the sole member of the board of directors of RAYZ. In November 2021, RAYZ used the $15.0 million in cash and the unpaid principal under the Ablaze Note to purchase shares of Ablaze’s series A1 preferred stock, series A2 preferred stock and series A3 preferred stock. In exchange for the receipt of $15.0 million in cash and the transfer in interest of the Ablaze Note, RAYZ issued to us an aggregate of 115,666,668 shares of RAYZ’s preferred stock, which consisted of (i) 45,000,000 shares of Series A preferred stock, or the RAYZ Series A Shares, (ii) 46,666,672 shares of Series B preferred stock, or the RAYZ Series B Shares, and (iii) 23,999,996 shares of Series C preferred stock, or the RAYZ Series C Shares. In November 2021, we then issued a pro-rata dividend to our preferred stockholders on the following basis: (i) one RAYZ Series A Share for every one share of our Series A preferred stock issued and outstanding as of November 16, 2021, or the Record Date, (ii) one RAYZ Series B Share for every one share of our Series B preferred stock issued and outstanding as of the Record Date and (iii) one RAYZ Series C Share for every one share of our Series C preferred stock issued and outstanding as of the Record Date. In connection with these transactions, the Ablaze board of directors was reorganized, such that it is no longer controlled by either Dr. Song or by RAYZ.

Separately, in May 2021, we entered into a license agreement with Ablaze, or the Ablaze Agreement, pursuant to which we granted Ablaze an exclusive license to develop, manufacture and commercialize certain of our programs in greater China, which includes Hong Kong, Macau and Taiwan, with a right of first negotiation to license up to a certain number of additional programs from us. In November 2021, we entered into an amendment to the Ablaze Agreement to clarify the product selection process and the timing surrounding certain provisions of the agreement, and to exclude RYZ101 from the license. Pursuant to the Ablaze Agreement, Ablaze agreed to pay us non-refundable payments based on the achievement of certain development and net sales milestones and could owe us up to an aggregate of $70.0 million per product, exclusive of royalties. As of December 31, 2021, we had not received any payments pursuant to the Ablaze Agreement. For a further description of the Ablaze Agreement, see “Business—Key agreements.”

License and research collaboration agreement with PeptiDream, Inc.

On August 3, 2020, we entered into a license and research collaboration agreement, or the PeptiDream Agreement, with PeptiDream, Inc., or PeptiDream, to engage in certain collaborative research activities relating to the identification, discovery, validation, and optimization of novel peptide compounds, following which we will have the right to develop and commercialize novel peptide-drug conjugates containing one or more compounds arising out of such collaborative research activities.

Pursuant to the PeptiDream Agreement, as consideration we agreed to issue PeptiDream, on each closing of a bona fide equity financing for our preferred stock, a number of common shares such that the ownership percentage of PeptiDream, on a fully diluted basis, equals 5% of our fully diluted capitalization.

In August and November 2020, we became obligated to issue 1,265,100 shares and 4,842,311 shares, respectively, of our common stock to PeptiDream in conjunction with the closing of our Series A and Series B preferred stock financings. We settled our obligation by issuing 6,107,411 shares of our common stock to PeptiDream in December 2020.

In June 2021, in connection with our Series C preferred stock financing, and in accordance with the provisions of the PeptiDream Agreement, we issued 1,473,700 shares of our common stock to PeptiDream to maintain PeptiDream’s 5% ownership interest in us. PeptiDream’s right to maintain its equity interest will terminate in connection with this offering of our common stock.

Pursuant to the PeptiDream Agreement, we agreed to pay PeptiDream for its achievement of certain milestones. We could owe PeptiDream development milestones for each collaboration target and sales milestones of up to an aggregate of $380.0 million. We also agreed to pay PeptiDream royalties, determined on a calendar year basis, of each licensed product at rates in the mid to high single-digit percentage range, payable on a country-by-country and licensed product-by-licensed product basis, with respect to annual net sales in each country.

As of December 31, 2021, we had not made any payments pursuant to the PeptiDream Agreement. For a further description of the PeptiDream Agreement, see “Business—Key agreements.”

Equity Grants

We have granted stock options to our executive officers and certain members of our board of directors. For a description of these options, see “Executive and director compensation.”

Indemnification Agreements

Our amended and restated certificate of incorporation, which will be effective upon the completion of this offering, will contain provisions limiting the liability of directors, and our amended and restated bylaws, which will be effective upon the completion of this offering, will provide that we will indemnify each of our directors to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide our board of directors with discretion to indemnify our officers and employees when determined appropriate by our board of directors.

We have entered, and intend to continue to enter, into separate indemnification agreements with each of our directors and executive officers, as described in the section entitled “Management—Limitation of liability and indemnification.” The indemnification agreements will provide that we will indemnify each of our directors, executive officers and such other employees against any and all expenses incurred by that director, executive officer or other employee because of his or her status as one of our directors, executive officers or other employees, to the fullest extent permitted by Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws. In addition, the indemnification agreements will provide that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors, executive officers and other employees in connection with a legal proceeding involving his or her status as a director, executive officer or employee.

Policies and Procedures for Transactions with Related Persons

Prior to the completion of this offering, we will adopt a written related-person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and oversight of “related-person transactions.” For purposes of our policy only, a “related-person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related person” are participants involving an amount that exceeds $120,000 or, if less, 1% of the average of our total assets. Transactions involving compensation for services provided to us as an employee, consultant or director are not considered related-person transactions under this policy. A related person is any executive officer, director, nominee to become a director or a holder of more than five percent of our common stock, including any of their immediate family members and affiliates, including entities owned or controlled by such persons.

Under the policy, where a transaction has been identified as a related-person transaction, management must present information regarding the proposed related-person transaction to our audit committee (or, where review by our audit committee would be inappropriate, to another independent body of our board of directors) for review. The presentation must include a description of, among other things, all of the parties thereto, the direct and indirect interests of the related persons, the purpose of the transaction, the material facts, the benefits of the transaction to us and whether any alternative transactions are available, an assessment of whether the terms are comparable to the terms available from unrelated third parties and management’s recommendation. To identify related-person transactions in advance, we rely on information supplied by our executive officers, directors and certain significant stockholders. In considering related-person transactions, our audit committee or another independent body of our board of directors takes into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;

•	the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the terms of the transaction;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties.

In the event a director has an interest in the proposed transaction, the director must recuse himself or herself from the deliberations and approval. All of the transactions described in this section occurred prior to the adoption of this policy.

Principal stockholders

The following table sets forth information regarding beneficial ownership of our capital stock as of December 31, 2021 by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our current executive officers and directors as a group.

The percentage ownership information under the column entitled “Before Offering” is based on 140,758,989 shares of common stock outstanding as of December 31, 2021, which includes 8,954,991 shares of common stock subject to a right of repurchase by us, and assuming conversion of all outstanding shares of our convertible preferred stock into 115,666,668 shares of common stock, which will occur in connection with the completion of this offering. The percentage ownership information under the column entitled “After Offering” is based on the sale of shares of common stock in this offering, assuming no exercise by the underwriters of their option to purchase additional shares.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on or before March 1, 2022, which is 60 days after December 31, 2021. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, we believe based on information provided to us, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for each person or entity listed in the table is c/o RayzeBio, Inc., 5505 Morehouse Drive, Suite 300, San Diego, CA 92121.

	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
NAME AND ADDRESS OF BENEFICIAL OWNER		Before Offering	After Offering

5% or Greater Stockholders
Entities affiliated with Versant Venture Capital VII, L.P.(1)	26,357,639	18.73%
venBio Global Strategic Fund III, L.P.(2)	26,357,639	18.73%
Entities affiliated with Venrock Healthcare Capital Partners III, L.P.(3)	13,333,333	9.47%
Samsara BioCapital, L.P.(4)	8,895,834	6.32%
PeptiDream, Inc.(5)	7,581,111	5.39%

Named Executive Officers, Other Officers, and Directors:
Ken Song, M.D.(6)	8,339,206	5.86%
Arvind Kush(7)	1,900,000	1.33%
Susan Moran, M.D., MSCE(8)	2,371,085	1.67%
Jerel Davis, Ph.D.(1)	26,357,639	18.73%
Aaron Kantoff(9)	2,379,055	1.69%
Bong Koh, M.D.(3)(10)	13,483,333	9.58%
Yi Larson(11)	379,055	*
Aaron Royston, M.D.(2)	26,357,639	18.73%
Mary Tagliaferri, M.D.(12)	379,055	*
All current executive officers and directors as a group (10 persons)(13)	81,946,067	56.12%

*	Represents beneficial ownership of less than 1%.

(1)	Consists of (i) 19,468,750 shares of common stock issuable upon conversion of our Series A preferred stock and 4,000,000 shares of common stock issuable upon conversion of our Series B preferred stock in each case held by Versant Venture Capital VII, L.P., or Versant, and (ii) 1,777,778 shares of common stock issuable upon conversion of our Series B preferred stock and 1,111,111 shares of common stock issuable upon conversion of our Series C preferred stock in each case held by Versant Vantage I, L.P., or Versant Vantage. Versant and Versant Vantage are collectively referred to as the Versant Entities. Versant Vantage I, GP, L.P., or Van I GP, is the sole general partner of Versant Vantage and Versant Vantage I GP-GP, LLC, or Van I GP-GP, is the sole general partner of Van I GP. The managing directors of Van I GP-GP are Bradley Bolzon, Jerel Davis, a member of our board of directors, Clare Ozawa, Robin Praeger and Thomas Woiwode and may be deemed to possess voting and dispositive control over the shares held by Versant Vantage and may be deemed to have indirect beneficial ownership of the shares held by Versant Vantage but disclaim beneficial ownership of such securities, except to the extent of their respective pecuniary interest therein, if any. Versant Ventures VII GP, L.P., or VV VII GP, is the sole general partner of Versant and Versant Ventures VII GP-GP, LLC, or VV VII GP-GP, is the sole general partner of VV VII GP and has voting and dispositive control over the shares held by Versant. Bradley Bolzon, Jerel Davis, a member of our board of directors, Clare Ozawa, Robin Praeger and Thomas Woiwode are the managing directors of VV VII GP-GP and may be deemed to possess voting and dispositive control over the shares held by Versant and may be deemed to have indirect beneficial ownership of the shares held by Versant but disclaim beneficial ownership of such securities, except to the extent of their respective pecuniary interest therein, if any. The address for each of the Versant Entities and individuals is One Sansome Street, Suite 3630, San Francisco, CA 94104.

(2)	Consists of (i) 19,468,750 shares of common stock issuable upon conversion of our Series A preferred stock, (ii) 5,777,778 shares of common stock issuable upon conversion of our Series B preferred stock and (iii) 1,111,111 shares of common stock issuable upon conversion of our Series C preferred stock in each case held by venBio Global Strategic Fund III, L.P. venBio Global Strategic GP III, L.P., a Cayman Islands partnership, or General Partner III, is the sole general partner of venBio Global Strategic Fund III, L.P., a Cayman Islands partnership, or Fund III. venBio Global Strategic GP III, Ltd., a Cayman Islands company, or GP Ltd. III, and together with General Partner III and Fund III, the venBio Funds, is the sole general partner of the General Partner III. Dr. Royston, a member of our board of directors, Robert Adelman and Corey Goodman, each citizens of the United States, are each a director of the GP Ltd. III and may be deemed to share voting and dispositive power over the shares held by the venBio Funds. The address of each of the above persons and entities is 1700 Owens Street Suite 595, San Francisco, California 94158.

(3)	Consists of (i) 4,009,778 shares of common stock issuable upon conversion of our Series B preferred stock and 2,004,889 shares of common stock issuable upon conversion of our Series C preferred stock in each case held by Venrock Healthcare Capital Partners III, L.P., or Venrock Healthcare, (ii) 4,478,222 shares of common stock issuable upon conversion of our Series B preferred stock and 2,239,111 shares of common stock issuable upon conversion of our Series C preferred stock in each case held by Venrock Healthcare Capital Partners EG, L.P., or Venrock EG, and (iii) 400,889 shares of common stock issuable upon conversion of our Series B preferred stock and 200,444 shares of common stock issuable upon conversion of our Series C preferred stock in each case held by VHCP Co-Investment Holdings III, LLC, or VHCP. VHCP Management III, LLC is the sole general partner of Venrock Healthcare and the sole manager of VHCP. VHCP Management EG, LLC is the sole general partner of Venrock EG. Dr. Koh, a member of our board of directors, and Nimish Shah are the voting members of VHCP Management III, LLC and VHCP Management EG, LLC and may be deemed to share voting and investment power with respect to the shares beneficially owned by Venrock Healthcare and Venrock EG. Dr. Koh, Mr. Shah, VHCP Management III, LLC and VHCP Management EG, LLC disclaim beneficial ownership over all shares held by Venrock Healthcare, Venrock EG and VHCP, except to the extent of their respective indirect pecuniary interests therein. The address for each of the above persons and entities is 7 Bryant Park, 23rd Floor, New York, NY 10018.

(4)	Consists of (i) 5,562,500 shares of common stock issuable upon conversion of our Series A preferred stock, (ii) 2,222,223 shares of common stock issuable upon conversion of our Series B preferred stock and (iii) 1,077,778 shares of common stock issuable upon conversion of our Series C preferred stock in each case held by Samsara BioCapital, L.P., or Samsara LP., and 33,333 shares of common stock issuable upon conversion of our Series C preferred stock held by 436, L.P. Samsara BioCapital GP, LLC, or Samsara LLC, is the general partner of Samsara LP and may be deemed to beneficially own the shares held by Samsara LP. 436 GP, LLC is the general partner of 436, L.P. and may be deemed to beneficially own the shares held by 436, L.P. 436, L.P. and Samsara are affiliates of one another. Dr. Srinivas Akkaraju, M.D., Ph.D. has voting and investment power over the shares held by Samsara LP and 436, L.P. and, accordingly, may be deemed to beneficially own the shares held by Samsara LP and 436, L.P. Each of Samsara LLC, 436 GP, LLC and Dr. Akkaraju disclaim beneficial ownership in these shares, except to the extent of its or his respective pecuniary interest therein. The address of Samsara BioCapital, L.P. and 436, L.P. is c/o Samsara BioCapital, 628 Middlefield Road, Palo Alto, CA 94301. Samsara BioCapital GP, LLC, or Samsara LLC, is the general partner of Samsara LP and may be deemed to beneficially own the shares held by Samsara LP. Dr. Srinivas Akkaraju, M.D., Ph.D. has voting and investment power over the shares held by Samsara LP and, accordingly, may be deemed to beneficially own the shares held by Samsara LP. Each of Samsara LLC and Dr. Akkaraju disclaim beneficial ownership in these shares, except to the extent of its or his respective pecuniary interest therein. The address of Samsara BioCapital, L.P. is c/o Samsara BioCapital, 628 Middlefield Road, Palo Alto, CA 94301.

(5)	Consists of 7,581,111 shares of common stock held by PeptiDream, Inc., or PeptiDream. Patrick C. Reid, Keiichi Masuya, Kiyofumi Kaneshiro, Michio Sasaoka, Toshio Nagae, Yukinori Hanafusa and Junko Utsunomiya have voting and investment power over the shares held by PeptiDream and, accordingly, may be deemed to beneficially own the shares held by PeptiDream. Each of Patrick C. Reid, Keiichi Masuya, Kiyofumi Kaneshiro, Michio Sasaoka, Toshio Nagae, Yukinori Hanafusa and Junko Utsunomiya disclaim beneficial ownership in these shares, except to the extent of his or her respective pecuniary interest therein. The address of PeptiDream is 3-25-23 Tonomachi, Kawasaki-ku, Kanagawa 210-0821, Japan.

(6)	Consists of (i) 6,718,153 shares of common stock held by Dr. Song and Yu Linda Song, Trustees of The Song Family Trust dated October 14, 2016, or the Song Trust, of which 4,507,927 restricted shares of our common stock held by the Song Trust will continue to remain subject to our right of repurchase 60 days after December 31, 2021 and (ii) 1,621,053 shares of our common stock issuable upon exercise of options, 1,452,194 of which will be unvested but exercisable by Dr. Song within 60 days of December 31, 2021. Dr. Song is a trustee of the Song Trust, and may be deemed to beneficially own the shares held by the Song Trust.

(7)	Consists of 1,900,000 shares of common stock issuable upon exercise of options, all of which will be unvested but exercisable by Mr. Kush within 60 days of December 31, 2021.

(8)	Consists of (i) 1,500,000 shares of common stock held by Dr. Moran, all of which will continue to remain subject to our right of repurchase 60 days after December 31, 2021 and (ii) 871,085 shares of common stock issuable upon exercise of options, all of which will be unvested but exercisable by Dr. Moran within 60 days of December 31, 2021.

(9)	Consists of (i) 2,270,000 shares of common stock held by Mr. Kantoff, of which 151,875 restricted shares of our common stock held by Mr. Kantoff will continue to remain subject to our right of repurchase 60 days after December 31, 2021 and (ii) 109,055 shares of common stock issuable upon exercise of options, 85,067 of which will be unvested but exercisable by Mr. Kantoff within 60 days of December 31, 2021.

(10)	In addition to the shares attributed to Dr. Koh in footnote (3) above, consists of (i) 50,000 shares of common stock issuable upon conversion of our Series A preferred stock held by Article 4 Trust Under Charles W. Koh Appointment Trust, or the Charles Trust, for which Dr. Koh is the grantor, (ii) 50,000 shares of common stock issuable upon conversion of our Series A preferred stock held by Article 4 Trust Under Jackson Koh Appointment Trust, or the Jackson Trust, for which Dr. Koh is the grantor and (iii) 50,000 shares of common stock issuable upon conversion of our Series A preferred stock held by Article 4 Trust Under Madeline W. Koh Appointment Trust, and together with the Charles Trust and the Jackson Trust, the Children’s Trusts, for which Dr. Koh is the grantor. Dr. Koh does not have or share voting, investment or dispositive power with respect to the shares owned by the Children’s Trusts and Dr. Koh disclaims beneficial ownership of these shares.

(11)	Consists of 379,055 shares of common stock issuable upon exercise of options, 275,515 of which will be unvested but exercisable by Ms. Larson within 60 days of December 31, 2021.

(12)	Consists of 379,055 shares of common stock issuable upon exercise of options, 326,409 of which will be unvested but exercisable by Dr. Tagliaferri within 60 days of December 31, 2021.

(13)	Consists of the shares described in Notes (6) through (12) above.

Description of Capital Stock

Upon the filing of our amended and restated certificate of incorporation and the completion of this offering, our authorized capital stock will consist of 200,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share. All of our authorized preferred stock upon the completion of this offering will be undesignated. The following is a summary of the rights of our common and preferred stockholders and some of the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to and upon the completion of this offering, respectively, and of the Delaware General Corporation Law. This summary is not complete. For more detailed information, please see our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant provisions of the Delaware General Corporation Law.

Common Stock

Outstanding Shares

As of December 31, 2021, there were 25,092,321 shares of common stock issued and outstanding held of record by 28 stockholders, of which 8,954,991 shares were subject to a right of repurchase by us. This amount excludes our outstanding shares of convertible preferred stock as of December 31, 2021, which will convert into 115,666,668 shares of common stock in connection with the completion of this offering. Based on the number of shares of common stock outstanding as of December 31, 2021 and assuming (1) the conversion of all outstanding shares of our convertible preferred stock and (2) the issuance by us of                shares of common stock in this offering, there will be                shares of common stock outstanding upon the completion of this offering, assuming no exercise by the underwriters of their option to purchase additional shares.

As of December 31, 2021, options to purchase 12,252,746 shares of common stock were outstanding under our 2020 Plan, of which 12,059,662 options were immediately exercisable, and 589,503 of which were vested as of such date.

Voting

Our common stock is entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and does not have cumulative voting rights. Accordingly, the holders of a majority of the shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election.

Dividends

Subject to preferences that may be applicable to any then-outstanding preferred stock, the holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding-up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Fully Paid and Nonassessable

All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Convertible preferred stock

As of December 31, 2021, there were 115,666,668 shares of convertible preferred stock outstanding, held of record by 30 stockholders. In connection with the completion of this offering, all of the outstanding shares of convertible preferred stock, will be converted into 115,666,668 shares of our common stock. Immediately prior to the completion of this offering, our certificate of incorporation will be amended and restated to delete all references to such shares of convertible preferred stock. Under the amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of convertible preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control that may otherwise benefit holders of our common stock and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Stockholder registration rights

After the closing of this offering, certain holders of shares of our common stock, including all of the current preferred stockholders, including certain holders of five percent of our capital stock and entities affiliated with certain of our directors, will be entitled to certain rights with respect to registration of such shares under the Securities Act. These shares are referred to as registrable securities. The holders of these registrable securities possess registration rights pursuant to the terms of the second amended and restated investors’ rights agreement and are described in additional detail below.

The registration of shares of our common stock pursuant to the exercise of the registration rights described below would enable the holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. Subject to certain limitations, we are required to pay the registration expenses, other than underwriting discounts and selling commissions, of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares the holders may include. The demand, piggyback and Form S-3 registration rights described below will expire (i) upon a deemed liquidation event, as such term is defined in our amended and restated certificate of incorporation, (ii) five years after the effective date of the registration statement, of which this prospectus forms a part, or (iii) with respect to any particular holder, at such time that such holder can sell its shares under Rule 144 of the Securities Act during any three-month period.

Demand Registration Rights

At any time beginning 180 days after the public offering date set forth on the cover page of this prospectus, the holders of the registrable securities will be entitled to certain demand registration rights. Subject to the terms of the lockup agreements described under “Underwriting”, the holders of at least 50% of the registrable securities then outstanding, may make a written request that we register all or a portion of their shares, subject to certain specified exceptions. Such request for registration must cover securities the aggregate offering price of which, after payment of underwriting discounts and commissions, would exceed $15.0 million. We are not obligated to take any action in response to such request (i) during the period that is estimated to be 60 days before and 180 days after the effective date of a Company-initiated registration, (ii) if we have already effected two registrations pursuant to such requests for registration on Form S-1, or (iii) if the initiating holders propose to register securities that may be immediately registered on Form S-3.

Additionally, if we determine that it would (i) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving the Company, (ii) require making a premature disclosure of material information about the Company, or (iii) render the Company unable to comply with requirements under the Securities Act or Exchange Act to effect such a demand registration, we have the right to defer such registration, not more than once in any 12-month period, for an aggregate of up to 60 days.

Piggyback Registration Rights

After our initial public offering, if we propose to register for offer and sale any of our securities under the Securities Act in another offering, either for our own account or for the account of other security holders, the holders of registrable securities will be entitled to certain “piggyback” registration rights allowing them to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, including a registration statement on Form S-3 as discussed below, other than with respect to a demand registration or a registration statement on Forms S-4 or S-8, or a registration in which the only common stock being registered is issuable upon the conversion of the securities that are also being registered, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration. Before the effective date of any such registration statement, we have the right to withdraw any registration initiated by us, even if holders have elected to include their registrable securities in such registration.

Form S-3 Registration Rights

At any time when the Company is eligible to use a Form S-3 registration statement, the holders of the registrable securities then outstanding will be entitled to certain Form S-3 registration rights. Any holder of these shares can make a request that we register for offer and sale their shares on Form S-3 if we are qualified to file a registration statement on Form S-3, subject to certain specified exceptions. Such request for registration on Form S-3 must cover securities the aggregate offering price of which, after payment of the underwriting discounts and commissions, equals or exceeds $3.0 million. We are not obligated to take any action in response to such request (i) during the period that is estimated to be 30 days before and 90 days after the effective date of a Company-initiated registration, or (ii) if we have already effected two registrations pursuant to such requests for registration within the preceding 12-month period.

Additionally, if we determine that it would (i) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving the Company, (ii) require making a premature disclosure of material information about the Company, or (iii) render the Company unable to comply with requirements under the Securities Act or Exchange Act to effect such a demand registration, we have the right to defer such registration, not more than once in any 12-month period, for an aggregate of up to 60 days.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Amended and Restated Bylaws and Delaware Law

Delaware Anti-Takeover Law

We are subject to Section 203. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time that such stockholder became an interested stockholder, unless:

•	prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its amended and restated certificate of incorporation or amended and restated bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to and upon the completion of this offering, respectively, may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

•

permit our board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change in our control);

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

•

provide that the board of directors or any individual director may only be removed with cause and the affirmative vote of the holders of at least 66 2/3% of the voting power of all of our then outstanding common stock;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	divide our board of directors into three classes;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

•

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner and also specify requirements as to the form and content of a stockholder’s notice;

•

do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

•

provide that special meetings of our stockholders may be called only by the chairperson of the board, our Chief Executive Officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors; and

•

provide that the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers or other employees to us or our stockholders; (iii) any action or proceeding asserting a claim against us or any of our current or former directors, officers or other employees, arising out of or pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws; (iv) any action or proceeding to interpret, apply, enforce or determine the validity of our certificate of incorporation or our bylaws; (v) any action or proceeding as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; and (vi) any action asserting a claim against us or any of our directors, officers or other employees governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants; provided, that, this Delaware forum provision set forth in our amended and restated certificate of incorporation and amended and restated bylaws will not apply to suits brought to enforce a duty or liability created by the Securities Act or the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction.

Further, our amended and restated certificate of incorporation provides that unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States will be the exclusive forum for resolution of any complaint asserting a cause of action arising under the Securities Act.

The amendment of any of these provisions, with the exception of the ability of our board of directors to issue shares of preferred stock and designate any rights, preferences and privileges thereto, would require approval by the holders of at least                 % of our then-outstanding common stock.

Nasdaq Global Market Listing

We intend to apply for listing of our common stock on The Nasdaq Global Market under the symbol “RYZB.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                 . The transfer agent and registrar’s address is                .

Shares eligible for future sale

Immediately prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for our common stock as well as our ability to raise equity capital in the future.

Based on the number of shares of common stock outstanding as of December 31, 2021, upon the completion of this offering and assuming (1) conversion of all of our outstanding shares of convertible preferred stock, (2) no exercise of the underwriters’ option to purchase additional shares of common stock and (3) no exercise of outstanding options subsequent to December 31, 2021, an aggregate of                shares of common stock will be outstanding. All of the shares sold in this offering will be freely tradable in the public market without restriction or further registration under the Securities Act, unless held by an affiliate of ours. Shares purchased by our affiliates will be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

The remaining shares of common stock outstanding after this offering will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, each of which is summarized below. We expect that substantially all of these shares will be subject to a 180-day lock-up period under the lock-up agreements described below.

We may issue shares of common stock from time to time as consideration for future acquisitions, investments or other corporate purposes. In the event any such acquisition, investment or other transaction is significant, the number of shares of common stock that we may issue may also be significant. We may also grant registration rights covering those shares of common stock issued in connection with any such acquisition, investment or other transaction.

In addition, shares of common stock that are either subject to outstanding options or reserved for future issuance under our equity incentive plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements, and Rules 144 and 701 under the Securities Act.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, any person who is not an affiliate of ours and has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, provided current public information about us is available. In addition, under Rule 144, any person who is not an affiliate of ours and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the completion of this offering without regard to whether current public information about us is available. Beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on The Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted shares under Rule 144 held by our affiliates are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted shares have entered into lock-up agreements as described below and their restricted shares will become eligible for sale at the expiration of the restrictions set forth in those agreements.

Rule 701

Under Rule 701, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our stock plans may be resold by:

•

persons other than affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject only to the manner-of-sale provisions of Rule 144; and

•

our affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject to the manner-of-sale and volume limitations, current public information and filing requirements of Rule 144, in each case, without compliance with the six-month holding period requirement of Rule 144.

As of December 31, 2021, options to purchase 12,252,746 shares of common stock were outstanding, of which 12,059,662 options were immediately exercisable, and 589,503 of which were vested as of such date. Of the total number of shares of our common stock issuable under these options, substantially all are subject to contractual lock-up agreements with us or the underwriters described below under “Underwriting” and will become eligible for sale at the expiration of those agreements unless held by an affiliate of ours.

Lock-Up agreements

We, along with our directors, executive officers and the holders of substantially all of our common stock, stock options and other securities convertible into, exercisable or exchangeable for our common stock, have agreed that for a period of 180 days, after the date of this prospectus, except with the prior written consent of J.P. Morgan Securities LLC, Jefferies LLC and Evercore Group L.L.C. and subject to specified exceptions, we or they will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of the common stock. J.P. Morgan Securities LLC, Jefferies LLC and Evercore Group L.L.C. have advised us that they have no current intent or arrangement to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up agreements.

After this offering, certain of our employees, including our executive officers and/or directors, may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

Registration rights

Upon the closing of this offering, the holders of an aggregate of                shares of our common stock will have rights, subject to certain conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. See “Description of capital stock — Stockholder registration rights” for additional information regarding these registration rights.

Equity incentive plans

We intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of common stock reserved for issuance under the 2020 Plan, the 2022 Plan and the ESPP. The registration statement on Form S-8 is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under the registration statement on Form S-8 will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the lock-up agreements described above, if applicable.

Material U.S. federal income tax consequences to non-U.S. holders

The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, does not address the potential application of the Medicare contribution tax on net investment income, and does not address any estate or gift tax consequences or any tax consequences arising under any state, local or foreign tax laws, or any other U.S. federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, and applicable Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the Internal Revenue Service, or the IRS, all as in effect as of the date hereof. These authorities are subject to differing interpretations and may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This discussion is limited to non-U.S. holders who purchase our common stock pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a particular holder in light of such holder’s circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including:

•	certain former citizens or long-term residents of the United States;

•	partnerships or other pass-through entities (and investors therein);

•	“controlled foreign corporations;”

•	“passive foreign investment companies;”

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	banks, financial institutions, investment funds, insurance companies, brokers, dealers or traders in securities;

•	tax-exempt organizations and governmental organizations;

•	tax-qualified retirement plans;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;

•	persons subject to the alternative minimum tax;

•	persons that own, or have owned, actually or constructively, more than 5% of our common stock at any time;

•	accrual-method taxpayers subject to special tax accounting rules under Section 451(b) of the Code; and

•	persons holding our common stock as part of a hedging or conversion transaction, straddle, synthetic security, constructive sale, or other risk reduction strategy or integrated investment.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships holding our common stock and the partners in such partnerships are urged to consult their tax advisors about the particular U.S. federal income tax consequences to them of holding and disposing of our common stock.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a “U.S. person” or a partnership (including any entity or arrangement treated as a partnership) for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (i) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions on Our Common Stock

We have never declared or paid any cash dividends on our capital stock, and we do not intend to pay cash dividends on our common stock for the foreseeable future. However, if we make cash or other property distributions on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s tax basis in our common stock, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of our common stock and will be treated as described under the section titled “Gain on Disposition of Our Common Stock” below.

Subject to the discussions below regarding effectively connected income, backup withholding and Sections 1471 through 1474 of the Code (commonly referred to as FATCA), dividends paid to a non-U.S. holder of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish us or our paying agent with a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable successor form) and satisfy applicable certification and other requirements. This certification must be provided to us or our paying agent before the payment of dividends and must be updated periodically. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Non-U.S. holders that do not provide the required certification on a timely basis, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on our common stock are effectively connected with such holder’s U.S. trade or business (and are attributable to such holder’s permanent establishment in the United States if required by an applicable tax treaty), the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must generally furnish a valid IRS Form W-8ECI (or applicable successor form) to the applicable withholding agent.

However, any such effectively connected dividends paid on our common stock generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Gain on Disposition of Our Common Stock

Subject to the discussions below regarding backup withholding and FATCA, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the sale or other disposition of our common stock, unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

•

our common stock constitutes a “United States real property interest” by reason of our status as a United States real property holding corporation, or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock, and our common stock is not “regularly traded” on an established securities market (as defined by applicable Treasury Regulations).

Determining whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests. We believe that we are not currently and do not anticipate becoming a USRPHC for U.S. federal income tax purposes, although there can be no assurance we will not in the future become a USRPHC. If we are or become a USRPHC and the “regularly traded” exception noted above does not apply to the disposition, a non-U.S. holder will generally be taxed on any gain in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax generally will not apply. Prospective investors are encouraged to consult their own tax advisors regarding the possible consequences to them if we are, or were to become, a USRPHC.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by certain U.S.-source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Annual reports are required to be filed with the IRS and provided to each non-U.S. holder indicating distributions on our common stock paid to such holder and the amount of any tax withheld with respect to those distributions. These information reporting requirements apply even if no withholding was required because the distributions were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 24% rate, generally will not apply to payments to a non-U.S. holder of dividends on or the gross proceeds of a disposition of our common stock provided the non-U.S. holder furnishes the required certification for its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, or certain other requirements are met. Backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a U.S. person.

Backup withholding is not an additional tax. If any amount is withheld under the backup withholding rules, the non-U.S. holder should consult with a U.S. tax advisor regarding the possibility of and procedure for obtaining a refund or a credit against the non-U.S. holder’s U.S. federal income tax liability, if any.

Withholding on Foreign Entities

FATCA imposes a U.S. federal withholding tax of 30% on certain payments made to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities certain information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or an exemption applies. FATCA also generally imposes a U.S. federal withholding tax of 30% on certain payments made to a non-financial foreign entity unless such entity provides the withholding agent a certification identifying certain direct and indirect U.S. owners of the entity or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. FATCA currently applies to dividends paid on our common stock. The U.S. Treasury released proposed Treasury Regulations which, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a sale or other disposition of our common stock. In its preamble to such proposed Treasury Regulations, the U.S. Treasury stated that taxpayers may generally rely on the proposed regulations until final regulations are issued.

Prospective investors are encouraged to consult with their own tax advisors regarding the potential implications of FATCA on their investment in our common stock.

Underwriting

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Jefferies LLC and Evercore Group L.L.C. are acting as joint book running managers of the offering and as representatives of the underwriters (the “Representatives”). We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC
Jefferies LLC
Evercore Group L.L.C.
Oppenheimer & Co. Inc.

Total

The underwriters are committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $                per share. After the initial offering of the shares to the public, if all of the shares of common stock are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to                additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriters do not expect to sell more than 5% of the shares of common stock in the aggregate to accounts over which they exercise discretionary authority.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $                per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $                 . We have agreed to reimburse the underwriters for expenses of up to $                relating to the clearance of this offering with the Financial Industry Regulatory Authority.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, loan, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of the Representatives for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold in this offering.

The restrictions on our actions, as described above, do not apply to certain transactions, including (i) the issuance of shares of common stock or securities convertible into or exercisable for shares of our common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options (including net exercise) or the settlement of RSUs (including net settlement), in each case outstanding on the date of the underwriting agreement and described in this prospectus; and (ii) grants of stock options, stock awards, restricted stock, RSUs, or other equity awards and the issuance of shares of our common stock or securities convertible into or exercisable or exchangeable for shares of our common stock (whether upon the exercise of stock options or otherwise) to our employees, officers, directors, advisors, or consultants pursuant to the terms of an equity compensation plan in effect as of the closing of this offering and described in this prospectus, provided that such recipients enter into a lock-up agreement with the underwriters.

Our directors, executive officers and the holders of substantially all of our common stock, stock options and other securities convertible into, exercisable or exchangeable for our common stock (such parties, the “lock-up parties”) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus (such period, the “restricted period”), may not, without the prior written consent of the Representatives, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant (collectively with the common stock, the “lock-up securities”)), (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of lock-up securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration of any lock-up securities, or (4) publicly disclose the intention to do any of the foregoing.

Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions, including (a) transfers of lock-up securities: (i) as bona fide gifts, or for bona fide estate planning purposes, (ii) by will, other testamentary document, or intestacy, (iii) to any trust for the direct or indirect benefit of the lock-up party or any immediate family member, (iv) to a partnership, limited liability company or other entity of which the lock-up party and/or its immediate family members are the legal and beneficial owner of all of the outstanding equity securities or similar interests, (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv), (vi) in the case of a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of the lock-up party, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the lock-up party or its affiliates or (B) as part of a distribution to members, partners, stockholders or other equity holders of the lock-up party; (vii) by operation of law, (viii) to us from an employee or other service provider upon death, disability or termination of employment of such employee or service provider, (ix) as part of a sale of lock-up securities acquired from the underwriters in this offering, or in open market transactions after this offering, (x) to us in connection with the vesting, settlement or exercise of restricted stock units, options, warrants or other rights to purchase shares of our common stock (including “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments, or (xi) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction approved by our board of directors and made to all shareholders involving a change in control, provided that if such transaction is not completed, all such lock-up securities would remain subject to the restrictions in the immediately preceding paragraph; (b) the exercise of options, settlement of RSUs or other equity awards, or the exercise of warrants granted pursuant to plans described in in this prospectus, provided that any lock-up securities received upon such exercise, vesting or settlement would be subject to restrictions similar to those in the immediately preceding paragraph; (c) the conversion of outstanding preferred stock, warrants to acquire preferred stock, or convertible securities into shares of our common stock or warrants to acquire shares of our common stock, provided that any common stock or warrant received upon such conversion would be subject to restrictions similar to those in the immediately preceding paragraph; and (d) the establishment by lock-up parties of trading plans under Rule 10b5-1 under the Exchange Act, provided that such plan does not provide for the transfer of lock-up securities during the restricted period.

The Representatives, in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part, at any time.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We intend to apply to list our common stock on The Nasdaq Global Market under the symbol “RYZB.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the Representatives purchase common stock in the open market in stabilizing transactions or to cover short sales, the Representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq Global Market, in the over the counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the Representatives. In determining the initial public offering price, we and the Representatives expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the Representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that the shares will trade in the public market at or above the initial public offering price.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Selling Restrictions

General

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to prospective investors in Canada

The shares of our common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of our common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area, each a “Relevant State,” no shares of our common stock have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares of our common stock which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that the shares of common stock may be offered to the public in that Relevant State at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the Representatives or any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the shares of our common stock shall require us or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation. Each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and us that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares of our common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of our common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to prospective investors in the United Kingdom

No shares of our common stock have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares of our common stock which either (i) has been approved by the Financial Conduct Authority or (ii) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provisions in Article 74 (transitional provisions) of the Prospectus (Amendment etc.) (EU Exit) Regulations 2019/1234, except that the share of our common stock may be offered to the public in the United Kingdom at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of representatives for any such offer; or

(c)	in any other circumstances falling within Section 86 of the FSMA,

provided that no such offer of the share of our common stock shall require us or any representative to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares of our common stock in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of our common stock and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to prospective investors in Switzerland

The shares of our common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or the SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares of our common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, us or the shares of our common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of shares of our common stock will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of shares of our common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares of our common stock.

Notice to prospective investors in Australia

This prospectus:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth), or the Corporations Act;

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission, or the ASIC, as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act, or the Exempt Investors.

The shares of our common stock may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares of our common stock may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares of our common stock may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares of our common stock, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares of our common stock under this prospectus will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares of our common stock you undertake to us that you will not, for a period of 12 months from the date of issue of the shares of our common stock, offer, transfer, assign or otherwise alienate those shares of our common stock to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to prospective investors in Japan

The shares of our common stock have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act, or the FIEA. Accordingly, none of the shares of our common stock nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to prospective investors in Hong Kong

The shares of our common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or the SFO, of Hong Kong and any rules made under the SFO; or (b) in other circumstances which do not result in this prospectus being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong), or the CO, or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares of our common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issuance, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under the SFO.

Notice to prospective investors in Singapore

Singapore SFA Product Classification—In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of shares of our common stock, we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA), that the shares of our common stock are ‘‘prescribed capital markets products’’ (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of our common stock may not be circulated or distributed, nor may the shares of our common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than:

(a)	to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time, or the SFA) pursuant to Section 274 of the SFA;

(b)	to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or

(c)	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of our common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of our common stock pursuant to an offer made under Section 275 of the SFA except:

i.	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

ii.	where no consideration is or will be given for the transfer;

iii.	where the transfer is by operation of law;

iv.	as specified in Section 276(7) of the SFA; or

v.	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Notice to prospective investors in China

This prospectus will not be circulated or distributed in the PRC and the shares will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of the

PRC except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

Notice to Prospective Investors in Korea

The shares of our common stock have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder, or the FSCMA, and the shares of our common stock have been and will be offered in Korea as a private placement under the FSCMA. None of the shares of our common stock may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder, or the FETL. Furthermore, the purchaser of the shares of our common stock shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares of our common stock. By the purchase of the shares of our common stock, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares of our common stock pursuant to the applicable laws and regulations of Korea.

Notice to prospective investors in Taiwan

The shares of our common stock have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares of our common stock in Taiwan.

Notice to prospective investors in Saudi Arabia

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority, or the CMA, pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended, or the CMA Regulations. The CMA does not make any representation as to the accuracy or completeness of this prospectus and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus, you should consult an authorized financial adviser.

Notice to prospective investors in Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority, or the DFSA. This prospectus is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

In relation to its use in the Dubai International Financial Centre, or the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to prospective investors in United Arab Emirates

The shares of our common stock have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the DIFC) other than in compliance with the laws of the United Arab Emirates (and the DIFC) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the DIFC) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the DFSA.

Notice to prospective investors in Bermuda

Shares of our common stock may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Notice to prospective investors in the British Virgin Islands

The shares of our common stock are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of the us. The shares of our common stock may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands), or the BVI Companies, but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

Notice to prospective investors in South Africa

Due to restrictions under the securities laws of South Africa, the shares of our common stock are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions applies:

Section 96 (1) (a) the offer, transfer, sale, renunciation or delivery is to:

i.	persons whose ordinary business, or part of whose ordinary business, is to deal in securities, as principal or agent;

ii.	the South African Public Investment Corporation;

iii.	persons or entities regulated by the Reserve Bank of South Africa;

iv.	authorised financial service providers under South African law;

v.	financial institutions recognised as such under South African law;

vi.	a wholly-owned subsidiary of any person or entity contemplated in (iii), (iv) or (v), acting as agent in the capacity of an authorised portfolio manager for a pension fund, or as manager for a collective investment scheme (in each case duly registered as such under South African law); or

vii.	any combination of the person in (i) to (vi); or

Section 96 (1) (b) the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR 1,000,000 or such higher amount as may be promulgated by notice in the Government Gazette of South Africa pursuant to section 96(2)(a) of the South African Companies Act.

Information made available in this prospectus should not be considered as “advice” as defined in the South African Financial Advisory and Intermediary Services Act, 2002.

Notice to prospective investors in Israel

This prospectus does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Israeli Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the shares of common stock is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), or, collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Legal matters

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley LLP, San Diego, California. The underwriters are being represented by Davis Polk & Wardwell LLP, Menlo Park, California.

Experts

Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements at December 31, 2020, and for the period January 2, 2020 (inception) through December 31, 2020, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Where you can find additional information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. The information on the SEC’s website is not part of this prospectus, and any references to this web site or any other web site are inactive textual references only. You may also request a copy of these filings, at no cost, by writing us at 5505 Morehouse Drive, Suite 300, San Diego, CA 92121 or calling us at (619) 937-2754.

Upon the completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available on the website of the SEC referred to above. We also maintain a website at http://rayzebio.com, at which, following the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference in, and is not part of, this prospectus.

RayzeBio, Inc.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of RayzeBio, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of RayzeBio, Inc. (the Company) as of December 31, 2020, the related statement of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows for the period from January 2, 2020 (inception) to December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020, and the results of its operations and its cash flows for the period then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2021.

San Diego, California

February 11, 2022

RayzeBio, Inc.

Balance Sheet

(in thousands, except share and par value data)

December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$143,729
Short-term investments	3,142
Prepaid expenses and other current assets	211

Total current assets	147,082
Property and equipment, net	502
Restricted cash	135
Right-of-use asset	730

Total assets	$148,449

Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$176
Accrued liabilities	564
Current portion of lease liability	763

Total current liabilities	1,503
Unvested stock liability	163
Commitments and contingencies (Note 3)
Convertible preferred stock, $0.0001 par value; authorized shares – 91,666,672; issued and outstanding shares – 91,666,672; liquidation preference – $150,000	149,616
Stockholders’ deficit:
Common stock, $0.0001 par value; authorized shares – 125,000,000; issued shares – 19,013,105; outstanding shares – 12,191,375	1
Additional paid-in capital	4,083
Accumulated other comprehensive loss	(1)
Accumulated deficit	(6,916)

Total stockholders’ deficit	(2,833)

Total liabilities, convertible preferred stock and stockholders’ deficit	$148,449

See accompanying notes.

RayzeBio, Inc.

Statement of Operations and Comprehensive Loss

(in thousands, except share and per share data)

Period from January 2, 2020 (inception) to December 31, 2020
Operating expenses:
Research and development	$5,841
General and administrative	1,080

Total operating expenses	6,921

Loss from operations	(6,921)
Interest income	5

Net loss and comprehensive loss	$(6,916)

Other comprehensive loss:
Unrealized loss on available-for-sale securities	(1)

Comprehensive loss	$(6,917)

Net loss per share, basic and diluted	$(1.26)

Weighted-average shares of common stock outstanding, basic and diluted	5,473,552

See accompanying notes.

RayzeBio, Inc.

Statement of Convertible Preferred Stock and Stockholders’ Deficit

(in thousands, except share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Issuance of Series A convertible preferred stock, net of $195 of issuance costs	45,000,000	$44,805	—	$—	$—	$—	$—	$—
Issuance of Series B convertible preferred stock, net of $189 of issuance costs	46,666,672	104,811	—	—	—	—	—	—
Issuance of common stock to founders	—	—	6,000,000	1	—	—	—	1
Issuance of common stock for license rights	—	—	6,107,411	—	4,052	—	—	4,052
Exercise of vested stock options	—	—	22,712	—	1	—	—	1
Vesting of early exercised stock options and founders shares	—	—	61,252	—	1	—	—	1
Stock-based compensation	—	—	—	—	29	—	—	29
Unrealized loss on investment securities	—	—	—	—	—	(1)	—	(1)
Net loss	—	—	—	—	—	—	(6,916)	(6,916)

Balance at December 31, 2020	91,666,672	$149,616	12,191,375	$1	$4,083	$(1)	$(6,916)	$(2,833)

See accompanying notes.

RayzeBio, Inc.

Statement of Cash Flows

(in thousands)

Period from January 2, 2020 (inception) to December 31, 2020
Cash flows from operating activities
Net loss	$(6,916)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	14
Stock-based compensation	29
Issuance of common stock for license rights	4,052
Amortization of right-of-use asset	199
Amortization of premium/(discount) on investment securities	1
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(211)
Accounts payable and accrued liabilities	666
Lease liability	(166)

Net cash used in operating activities	(2,332)
Cash flows from investing activities
Purchases of property and equipment	(461)
Purchases of investment securities	(3,144)

Net cash used in investing activities	(3,605)

Cash flows from financing activities
Proceeds from issuance of convertible preferred stock, net of issuance costs	149,635
Proceeds from issuance of common stock	5
Proceeds from exercise of common stock options	161

Net cash provided by financing activities	149,801

Net increase in cash, cash equivalents and restricted cash	143,864
Cash, cash equivalents and restricted cash, beginning of period	–

Cash, cash equivalents and restricted cash, end of period	$143,864

Supplemental disclosure of noncash activities
Issuance of common stock for license rights	$4,052

Vesting of common stock	$2

Unpaid property and equipment purchases	$55

Unpaid equity issuance costs	$19

Right-of-use asset and lease liability	$1,177

Lease modification	$248

See accompanying notes.

RayzeBio, Inc.

Notes to Financial Statements

1. Organization and Summary of Significant Accounting Policies

Organization

RayzeBio, Inc. (the “Company”) was incorporated in the state of Delaware on January 2, 2020 and is based in San Diego, California. The Company is a precision oncology company focused on discovering, developing and commercializing innovative targeted radiopharmaceuticals (“TRP”) for solid tumor cancers.

Forward Stock Split

On June 24, 2020, the Company amended its certificate of incorporation to effect a forward split of shares of its common stock on a one-for-two basis. The accompanying financial statements and notes to the financial statements give retroactive effect to the stock split for all periods presented.

Liquidity and Capital Resources

From its inception through December 31, 2020, the Company has devoted substantially all its resources and efforts to building its organization, developing its TRP platform, identifying and developing potential drug candidates, executing preclinical studies and preparing for clinical trials, acquiring technology, organizing and staffing the Company, business planning, establishing and securing its intellectual property portfolio, raising capital and providing general and administrative support for these operations. The Company has incurred net losses and negative cash flows from operations since inception and had an accumulated deficit of $6.9 million as of December 31, 2020. Since inception through December 31, 2020, the Company has funded its operations primarily with the net proceeds from the issuance of its convertible preferred stock. The Company expects to incur substantial operating losses for the next several years and will need to obtain additional financing in order to complete clinical trials and launch and commercialize any product candidates for which it receives regulatory approval. The Company plans to continue to fund its losses from operations and capital funding needs through public or private equity or debt financings or other sources. If the Company is not able to secure adequate additional funding, the Company may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, or suspend or curtail planned programs. Any of these actions could materially harm the Company’s business, financial condition, results of operations and prospects. There can be no assurance that such financing will be available or will be at terms acceptable to the Company.

As of December 31, 2020, the Company had cash, cash equivalents and investment securities of $146.9 million which, when combined with the $108.0 million of gross proceeds from the June 2021 sale of its Series C convertible preferred stock (see Note 6), it believes will be sufficient to fund its planned operations for a period of at least 12 months from the date of issuance of these financial statements.

Use of Estimates

The Company’s financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The preparation of the Company’s financial statements requires it to make estimates and assumptions that impact the reported amounts of assets, liabilities and expenses and the disclosure of contingent assets and liabilities in the Company’s financial statements and accompanying notes. The most significant estimates in the Company’s financial statements relate to accruals for research and development expenses and the valuation of equity awards. These estimates and assumptions are based on current facts, historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of expenses that are not readily apparent from other sources. Actual results may differ materially and adversely from these estimates. To the extent there are material differences between the estimates and actual results, the Company’s future results of operations will be affected.

RayzeBio, Inc.

Notes to Financial Statements - (Continued)

Fair Value Measurements

The accounting guidance defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or non-recurring basis. Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the accounting guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets.

Level 2:	Inputs, other than the quoted prices in active markets that are observable either directly or indirectly.

Level 3:	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The carrying value of the Company’s cash, cash equivalents and restricted cash, each of which are classified within Level 1 of the designations discussed above, and prepaid and other current assets, accounts payable and accrued liabilities are considered to be representative of their respective fair values due to the short-term nature of those instruments.

Financial assets measured at fair value on a recurring basis consist of short-term investments. The fair value of short-term investments is based upon market prices quoted on the last day of the fiscal period or other observable market inputs. The Company obtains pricing information from its investment manager and generally determines the fair value of investment securities using standard observable inputs, including reported trades, broker/dealer quotes, bids and/or offers.

The Company has no financial liabilities recorded at fair value on a recurring basis. None of the Company’s non-financial assets or liabilities are recorded at fair value on a non-recurring basis. No transfers between levels have occurred during the periods presented.

The following tables summarize the Company’s financial instruments measured at fair value on a recurring basis:

		Fair Value Measurements at Reporting Date Using
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of December 31, 2020:
Assets:
Short-term investments:
Corporate debt securities	$3,142	$—	$3,142	$—

Total assets measured at fair value	$3,142	$—	$3,142	$—

RayzeBio, Inc.

Notes to Financial Statements - (Continued)

Cash, Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. Cash and cash equivalents include cash in readily available checking accounts, money market accounts and money market funds.

Restricted cash represents a money market account held as collateral in connection with a facility lease and is reported as a long-term asset in the accompanying balance sheet. Cash, cash equivalents and restricted cash presented in the accompanying statement of cash flows consist of the following (in thousands):

December 31, 2020
Cash and cash equivalents	$143,729
Restricted cash	135

Total	$143,864

Short-Term Investments

Short-term investments consist of corporate debt securities. The Company has classified these investments as available-for-sale, as the sale of such investments may be required prior to maturity to implement management strategies, and therefore has classified all short-term investments with maturity dates beyond three months at the date of purchase as current assets in the accompanying balance sheet. As of December 31, 2020, the Company had no intent to sell any short-term investments prior to maturity. Short-term investments are carried at fair value with the unrealized gains and losses included in other comprehensive loss as a component of stockholders’ deficit until realized. Any premium or discount arising at purchase is amortized and/or accreted to interest income as an adjustment to yield using the straight-line method over the life of the instrument. The Company records an allowance for credit losses for its debt securities when unrealized losses are due to credit-related factors. Realized gains and losses are calculated using the specific identification method and recorded as interest income or expense. The Company has determined there were no material declines in fair values of its investments due to credit-related factors as of December 31, 2020.

The following table summarizes short-term investments (in thousands):

	As of December 31, 2020
	Amortized Cost	Unrealized		Estimated Fair Value
		Gains	Losses
Corporate debt securities	$3,143	$—	$(1)	$3,142

Total	$3,143	$—	$(1)	$3,142

The amortized cost and estimated fair value in the table above excludes $17,000 of accrued interest receivable included in prepaid expenses and other current assets in the accompanying balance sheet.

As of December 31, 2020, the remaining contractual maturities of all short-term investments were approximately 15 months and the Company determined none of its investments in an unrealized loss position had other-than-temporary impairment.

RayzeBio, Inc.

Notes to Financial Statements - (Continued)

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, cash equivalents, short-term investments and restricted cash. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held.

Property and Equipment, Net

Property and equipment are stated at cost and depreciated on a straight-line basis over the estimated useful life of the related assets (generally five years). Repairs and maintenance costs are charged to expense as incurred.

Leases

The Company adopted Accounting Standards Update (“ASU”) No. 2016 02, Leases (“Topic 842”), as of January 2, 2020 (inception). Under ASC 842, at the inception of a contractual arrangement, the Company determines whether the contract contains a lease by assessing whether there is an identified asset and whether the contract conveys the right to control the use of the identified asset in exchange for consideration over a period of time. Lease terms are determined at the commencement date by considering whether renewal options and termination options are reasonably assured of exercise. For its long-term operating leases, the Company recognizes a lease liability and a right-of-use (“ROU”) asset on its balance sheet and recognizes lease expense on a straight-line basis over the lease term. The lease liability is determined as the present value of future lease payments using the discount rate implicit in the lease or, if the implicit rate is not readily determinable, an estimate of the Company’s incremental borrowing rate. The ROU asset is based on the lease liability, adjusted for any prepaid or deferred rent. The Company aggregates all lease and non-lease components for each class of underlying assets into a single lease component and variable charges for common area maintenance and other variable costs are recognized as expense as incurred. The Company has elected to not recognize a lease liability or ROU asset in connection with short-term operating leases and recognizes lease expense for short-term operating leases on a straight-line basis over the lease term. The Company does not have any financing leases.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, such as property and equipment, for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Fair value would be assessed using discounted cash flows or other appropriate measures of fair value. The Company has not recognized any impairment losses through December 31, 2020.

RayzeBio, Inc.

Notes to Financial Statements - (Continued)

Research and Development Costs

All costs of research and development are expensed in the period incurred. Research and development costs primarily consist of salaries and related expenses for personnel, stock-based compensation expense, outside service providers, facilities costs, fees paid to consultants and other professional services, license fees, depreciation and supplies used in research and development. Payments made prior to the receipt of goods or services to be used in research and development are capitalized until the related goods are delivered or services performed.

The Company has entered into various research and development contracts with research organizations and other companies. Payments for these activities are based on the terms of the individual agreements, which may differ from the pattern of costs incurred, and payments made in advance of performance are reflected in the accompanying balance sheets as prepaid expenses. The Company records accruals for estimated costs incurred for ongoing research and development activities. When evaluating the adequacy of the accrued liabilities, the Company analyzes progress of the services, including the phase or completion of events, invoices received and contracted costs. Significant judgments and estimates may be made in determining the prepaid or accrued balances at the end of any reporting period. Actual results could differ from the Company’s estimates.

Patent Costs

Costs related to filing and pursuing patent applications are recorded as general and administrative expenses and expensed as incurred since recoverability of such expenditures is uncertain.

Stock-Based Compensation

Stock-based compensation expense represents the cost of the grant date fair value of equity awards recognized over the requisite service period of the awards (generally the vesting period) on a straight-line basis. The Company estimates the fair value of equity awards using the Black-Scholes option pricing model and recognizes forfeitures as they occur.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes net deferred tax assets to the extent that the Company believes these assets are more likely than not to be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If management determines that the Company would be able to realize its deferred tax assets in the future in excess of their net recorded amount, management would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

RayzeBio, Inc.

Notes to Financial Statements - (Continued)

The Company records uncertain tax positions on the basis of a two-step process whereby (1) management determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, management recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company recognizes interest and penalties related to unrecognized tax benefits within income tax expense. Any accrued interest and penalties are included within the related tax liability.

Comprehensive Loss

Comprehensive loss is defined as a change in equity during a period from transactions and other events and circumstances from non-owner sources. The only component of other comprehensive loss is unrealized losses on available-for-sale securities. Comprehensive losses have been reflected in the statement of operations and comprehensive loss and as a separate component in the statement of convertible preferred stock and stockholders’ deficit.

Segment Reporting

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker in making decisions regarding resource allocation and assessing performance. The Company and its chief operating decision-maker view the Company’s operations and manage its business in one operating segment.

Net Loss Per Share

Basic net loss per share is computed by dividing the net loss by the weighted-average number of common shares outstanding for the period, without consideration for potentially dilutive securities. The Company has excluded weighted-average unvested shares of 2,315,588 shares from the weighted-average number of common shares outstanding for the period from January 2, 2020 (inception) to December 31, 2020. Diluted net loss per share is computed by dividing the net loss by the weighted-average number of common shares and dilutive common stock equivalents outstanding for the period determined using the treasury-stock and if-converted methods. Dilutive common stock equivalents are comprised of convertible preferred stock, unvested common stock subject to repurchase and options outstanding under the Company’s stock option plan. For all periods presented, there is no difference in the number of shares used to calculate basic and diluted shares outstanding as inclusion of the potentially dilutive securities would be anti-dilutive.

Potentially dilutive securities not included in the calculation of diluted net loss per share, because to do so would be anti-dilutive, are as follows (in common stock equivalent shares):

December 31, 2020
Convertible preferred stock outstanding	91,666,672
Common stock options	367,871
Unvested common stock	6,821,730

Total	98,856,273

RayzeBio, Inc.

Notes to Financial Statements - (Continued)

Emerging Growth Company Status

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has irrevocably elected to avail itself of this exemption from new or revised accounting standards and, therefore, will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Recent Accounting Pronouncements

In December 2019, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. ASU No. 2019-12 simplifies the accounting for income taxes by removing certain exceptions to the general principles in ASC 740 and also improves consistent application by clarifying and amending existing guidance. This guidance was adopted at the Company’s inception.

2. Balance Sheet Details

Property and equipment consist of the following (in thousands):

December 31, 2020
Laboratory equipment	$516
Less accumulated depreciation	(14)

Total	$502

Accrued liabilities consist of the following (in thousands):

December 31, 2020
Accrued compensation	$206
Other accrued liabilities	358

Total	$564

3. Commitments and Contingencies

Operating Leases

In August 2020, the Company entered into a 24-month noncancelable lease for its current headquarters in San Diego, California (the “GradLabs Lease”). In November and December 2020, the GradLabs Lease was amended to add two additional suites and align the expiration dates of all three suites to be within 90 days of the November 2021 commencement date of the Morehouse lease described below. In addition, the Company entered into a non-cancelable operating lease with its current landlord for laboratory and office space in San Diego, California (the “Morehouse Lease”). The Morehouse Lease expires in October 2028 and the Company has the option to extend the lease for a period of five years which the Company is not reasonably certain to exercise. Monthly rental payments are due under the lease that escalate throughout the lease term and the

RayzeBio, Inc.

Notes to Financial Statements - (Continued)

lease is subject to additional charges for common area maintenance and other costs. The Morehouse Lease requires a standby letter of credit of $0.1 million, which is secured by a money market account that is classified as restricted cash in the accompanying balance sheet as of December 31, 2020. The restricted cash is classified as long-term as the underlying funds are required as collateral for the standby letter of credit for a period of greater than 12 months from the balance sheet date.

The Company determined the Morehouse Lease was an operating lease at the inception of the lease contract. In connection with the Morehouse Lease, all payments due under the GradLabs lease were deferred and, upon commencement of the Morehouse Lease, all payments due under the GradLabs lease were abated. Under the guidance of ASC Topic 842, upon execution of the Morehouse Lease, the Company accounted for the GradLabs Lease and the Morehouse Lease as one transaction with four separate lease components. The Company allocated the total consideration under the lease agreements to the four lease components based on the standalone price of each lease component based on remaining lease payments of each lease component prior to execution of the Morehouse lease. The Company’s operating right-of-use assets and lease liabilities as of December 31, 2020 reflect the amounts related to the two GradLabs suites under its control. The operating assets and liabilities related to the other GradLabs suite and the Morehouse Lease have commencement dates in 2021 and the related right-of-use assets and lease liabilities will be recognized during 2021.

Information related to the Company’s operating leases is as follows (in thousands):

Period from January 2, 2020 (inception) to December 31, 2020
Operating lease expense	$201

Cash paid for amounts included in the measurement of lease liabilities	$104

As of December 31, 2020, the remaining lease term of the Company’s commenced operating leases was 13 months, and the discount rate on the Company’s operating lease was 8.6%. As there was not an implicit rate within the lease, the discount rate was determined by using a set of peer companies incremental borrowing rates.

Future minimum noncancelable operating lease payments related to the Morehouse Lease are as follows (in thousands):

December 31, 2020
2021	$404
2022	1,631
2023	1,679
2024	1,730
2025	1,782
Thereafter	5,176

Total	$12,402

RayzeBio, Inc.

Notes to Financial Statements - (Continued)

License and Research Collaboration Agreement with PeptiDream, Inc.

On August 3, 2020, the Company and PeptiDream, Inc. (“PeptiDream”) entered into a license and research collaboration agreement (the “PeptiDream Agreement”) to engage in certain collaborative research activities relating to the identification, discovery, validation, and optimization of novel peptide compounds, following which the Company will have the right to develop and commercialize novel peptide-drug conjugates containing one or more compounds arising out of such collaborative research activities. The initial research term under the PeptiDream Agreement is two years and the Company may extend the research term for one year. The PeptiDream Agreement also contains a research plan under which each party is solely responsible for their own costs incurred.

Pursuant to the PeptiDream Agreement, PeptiDream granted the Company a non-transferable, sublicensable, worldwide, royalty and fee-bearing exclusive commercial license to certain licensed intellectual property rights. PeptiDream also granted the Company a non-exclusive, non-transferable, non-sublicensable, worldwide, non-commercial license to certain intellectual property rights for research purposes only, solely to the extent necessary for the Company to perform its collaboration activities. The Company granted PeptiDream a non-exclusive, non-transferable, non-sublicensable, worldwide license to certain intellectual property rights, solely to the extent necessary for PeptiDream to perform its collaboration activities.

As consideration for the rights and licenses provided, the Company agreed to issue its common shares to PeptiDream upon the closing of each preferred stock offering such that PeptiDream will maintain, on a fully diluted basis, a 5% ownership interest in the Company (the “Right to Future Equity”). The Right to Future Equity terminates upon the earliest of (i) termination of the PeptiDream Agreement in accordance with its terms, (ii) consummation of a change of control of the Company or (iii) consummation of an underwritten public offering of the Company’s common stock. The Company evaluated the terms of the Right to Future Equity and determined the right is a derivative that is not separable from the initial shares of common stock issued under the PeptiDream Agreement and in conjunction with the Company’s Series A preferred stock financing, and therefore, the derivative is embedded and will not require bifurcation as there is no net settlement. The Company will recognize the fair value of any common stock issued under the Right to Future Equity at the time of issuance. In addition to the equity grants, the Company has agreed to pay development milestones for each collaboration target and sales milestones of up to an aggregate of $380.0 million. The Company has agreed to pay PeptiDream a mid to high single-digit percentage royalty on net sales of licensed products, subject to reduction under certain circumstances. In addition, if the Company chooses to sublicense the license to any third parties, the Company agreed pay to PeptiDream a mid single-digit to low double-digit percentage of all sublicensing revenue. No amounts have been incurred or paid as of December 31, 2020.

Unless earlier terminated, the PeptiDream Agreement will expire on the first to occur of (a) the instance that, at any time from and after the expiration of the research term, there are no selected conjugates under active development or commercialization by the Company or (b) on a licensed product-by-licensed product and country-by-country basis upon the expiration of the applicable royalty term for such licensed product. Upon expiration of the PeptiDream Agreement pursuant to clause (b) above, the commercial licenses granted to the Company will become irrevocable and fully paid-up with respect to such licensed product and country.

The Company has the right to terminate the PeptiDream Agreement, without cause, by giving 60 days’ advance written notice to PeptiDream, (a) in its entirety, (b) with respect to one or more collaboration target-specific aspects of the research plan, or (c) after the research term, with respect to one or more collaboration targets. Further, the PeptiDream Agreement may be terminated at any time during the term (i) upon written notice by either party upon a material uncured breach, (ii) by either party upon the filing or institution of

RayzeBio, Inc.

Notes to Financial Statements - (Continued)

bankruptcy, reorganization, liquidation, or receivership proceedings with respect to the other party, or upon an assignment of a substantial portion of the other party’s assets for the benefit of its creditors, and (iii) by PeptiDream immediately upon written notice to the Company in the event that the Company, or through an affiliate or sublicensee, directly or through assistance from a third party commences or participates in any administrative, judicial or similar proceeding challenging the validity, enforceability and/or patentability of any of PeptiDream’s patents or licensed technology, subject to certain exceptions.

In August and November 2020, the Company became obligated to issue 1,265,100 shares and 4,842,311 shares, respectively, of its common stock to PeptiDream in conjunction with its Series A and Series B preferred stock financings. In connection with these common stock issuances, the Company recognized the $4.1 million aggregate fair value of the common stock issuances within research and development expense in the accompanying statement of operations. The Company settled its obligation by issuing 6,107,411 shares of its common stock to PeptiDream in December 2020.

Contingencies

In the event the Company becomes subject to claims or suits arising in the ordinary course of business, the Company would accrue a liability for such matters when it is probable that future expenditures will be made and such expenditures can be reasonably estimated.

4. Convertible Preferred Stock and Stockholders’ Deficit

Convertible Preferred Stock

The Company’s convertible preferred stock has been classified as temporary equity in the accompanying balance sheets in accordance with authoritative guidance for the classification and measurement of potentially redeemable securities whose redemption is based upon certain change in control events outside of the Company’s control, including liquidation, sale or transfer of control of the Company. The Company has determined not to adjust the carrying values of the convertible preferred stock to the liquidation preferences of such shares because of the uncertainty of whether or when such events would occur.

The authorized, issued and outstanding shares of convertible preferred stock as of December 31, 2020 consist of the following (in thousands, except share amounts):

	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference	Carrying Value
Series A	45,000,000	45,000,000	$45,000	$44,805
Series B	46,666,672	46,666,672	105,000	104,811

Total	91,666,672	91,666,672	$150,000	$149,616

In August 2020, the Company entered into a Series A preferred stock purchase agreement, pursuant to which it was authorized to issue up to an aggregate of 45,000,000 shares of the Company’s Series A convertible preferred stock in multiple closings. The first closing took place in August 2020 (the “Initial Closing”) and the second and third closings took place in November 2020 (collectively, the “Milestone Closings”). In the Initial Closing, the Company issued and sold 15,000,000 shares of Series A convertible preferred stock at $1.00 per share for gross proceeds of $15.0 million. In the Milestone Closings, the Company issued and sold 30,000,000

RayzeBio, Inc.

Notes to Financial Statements - (Continued)

shares of Series A convertible preferred stock at $1.00 per share for gross proceeds of $30.0 million. The Company determined that the tranche right associated with the Milestone Closings did not meet the definition of a freestanding financial instrument and did not require bifurcation.

In November 2020, the Company entered into a Series B preferred stock purchase agreement with new and existing investors, pursuant to which it was authorized to issue up to an aggregate of 46,666,672 shares of the Company’s Series B convertible preferred stock. In November 2020, the Company issued and sold 46,666,672 shares of Series B convertible preferred stock at $2.25 per share for gross proceeds of $105.0 million.

Description of Securities

Dividends

Holders of Series A and Series B convertible preferred stock (collectively, “Series Preferred”), in preference to the holders of common stock, are entitled to receive, but only out of funds that are legally available therefor, cash dividends at the annual per share rate of $0.08 and $0.18 per share, respectively. After payment of any Series Preferred preferential dividends described above, if any additional dividends are paid or set aside, such dividends shall be paid to the holders of common stock and the holders of Series Preferred as if the shares of Series Preferred had converted to common stock. Such dividends are noncumulative and are payable only when, as and if declared by the Company’s board of directors. No dividends have been declared as of December 31, 2020.

Liquidation Preferences

Upon any liquidation, dissolution or winding up of the Company, the holders of Series A and Series B convertible preferred stock are entitled to receive a liquidation preference at the per share rate of $1.00 and $2.25, respectively, plus all declared and unpaid dividends. Liquidation payments to the holders of Series Preferred have priority and are made in preference to any payments to the holders of common stock. After full payment of the liquidation preference to the holders of the Series Preferred, the remaining assets, if any, will be distributed ratably to the holders of common stock. The Series Preferred would be deemed converted to common stock in the event such conversion would result in a liquidation payment greater than its liquidation preference.

Conversion

The shares of Series Preferred are convertible into an equal number of shares of common stock, at the option of the holder, subject to certain anti-dilution and down-round adjustments. Each share of Series Preferred is automatically converted into common stock upon, (a) the closing of the sale of shares of common stock to the public at a price per share of at least $4.00, in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50.0 million of gross proceeds to the Company, or (b) the vote of the holders of at least a majority of the outstanding shares of Series Preferred, which majority must include the holders of a majority of the outstanding shares of Series A convertible preferred stock and the holders of a majority of the outstanding shares of Series B convertible preferred stock (collectively, the “Requisite Majority”).

RayzeBio, Inc.

Notes to Financial Statements - (Continued)

Voting Rights

The holder of each share of Series Preferred is entitled to one vote for each share of common stock into which it would convert and to vote as one class with the common stockholders on all matters except as provided in the Company’s certificate of incorporation. Certain matters require the vote of the Requisite Majority, which matters include material changes to the corporate structure, capitalization and the incurrence of certain corporate obligations, among other issues. In addition, the Series Preferred is entitled to elect certain members of the board of directors.

Founders Stock

From April to July 2020, in conjunction with the founding of the Company, an aggregate of 9,686,747 shares of common stock were issued to the founders (the “Founders Stock”) at prices up to $0.001 per share. At issuance, 6,000,000 shares of Founders Stock were fully vested and 3,686,747 shares of Founders Stock were subject to vesting over a period of up to four years. As of December 31, 2020, 3,641,191 shares of Founders Stock were unvested and subject to repurchase by the Company at the lower of the original cost or the fair value of the stock at the time of repurchase. As of December 31, 2020, the repurchase liability for the Founders Stock was $4,000. For accounting purposes, unvested shares of common stock are not considered outstanding until they vest.

Equity Incentive Plan

In July 2020, the Company adopted the RayzeBio, Inc. 2020 Equity Incentive Plan (as amended, the “Plan”), which provides for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, and other awards to its employees, members of its board of directors and consultants. As of December 31, 2020, there were 18,374,144 shares authorized for issuance under the Plan, of which 11,100,579 shares remained available for future issuance. Recipients of incentive stock options are eligible to purchase shares of the Company’s common stock at an exercise price equal to no less than the estimated fair market value of such stock on the date of grant. The maximum term of options granted under the Plan is 10 years and, in general, the options issued under the Plan vest over a four-year period from the vesting commencement date. The Plan allows for early exercise of stock options, which may be subject to repurchase by the Company at the lower of (i) the fair market value at the repurchase date or (ii) the original exercise price.

A summary of the Company’s unvested shares and unvested stock liability, including unvested Founders Stock, is as follows (in thousands, except share data):

	Number of Unvested Shares	Unvested Stock Liability
Unvested Founders Stock issuance	3,686,747	$4
Early exercised shares	3,196,235	160
Vested shares	(61,252)	(1)

Balance at December 31, 2020	6,821,730	$163

RayzeBio, Inc.

Notes to Financial Statements - (Continued)

A summary of the Company’s stock option activity is as follows (in thousands, except share and per share data):

	Number of Outstanding Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Granted	3,586,818	$0.08
Exercised	(3,218,947)	$0.05

Balance at December 31, 2020	367,871	$0.35	9.94	$163

Vested and expected to vest at December 31, 2020	367,871	$0.35	9.94	$163

Exercisable at December 31, 2020	352,245	$0.36	9.95	$152

Stock-Based Compensation Expense

The assumptions used in the Black-Scholes option pricing model to determine the fair value of stock option grants were as follows:

Period from January 2, 2020 (inception) to December 31, 2020
Risk-free interest rate	0.29% – 0.53%
Expected volatility	79.4% – 80.7%
Expected term (in years)	5.52 – 6.12
Expected dividend yield	0.0%

Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant for zero coupon U.S. Treasury notes with maturities similar to the expected term of the awards.

Expected volatility. Since the Company is not yet a public company and does not have a trading history for its common stock, the expected volatility assumption is based on volatilities of a peer group of similar companies whose share prices are publicly available. The peer group was developed based on companies in the biotechnology industry. The Company will continue to apply this process until a sufficient amount of historical information regarding the volatility of its own stock price becomes available.

Expected term. The expected term represents the period of time that options are expected to be outstanding. Because the Company does not have historical exercise behavior, it determines the expected life assumption using the simplified method, for employees, which is an average of the contractual term of the option and its vesting period. The expected term for nonemployee options is generally the contractual term.

Expected dividend yield. The Company bases the expected dividend yield assumption on the fact that it has never paid cash dividends and has no present intention to pay cash dividends and, therefore, used an expected dividend yield of zero.

RayzeBio, Inc.

Notes to Financial Statements - (Continued)

Stock-based compensation expense recognized for all equity awards has been reported in the statements of operations and comprehensive loss as follows (in thousands):

Period from January 2, 2020 (inception) to December 31, 2020
Research and development	$20
General and administrative	9

Total	$29

The weighted-average grant date fair value per share of option grants for the period from January 2, 2020 (inception) to December 31, 2020 was $0.20. As of December 31, 2020, total unrecognized stock-based compensation cost was $0.7 million, which is expected to be recognized over a remaining weighted-average period of approximately 3.7 years. The total intrinsic value of stock options exercised for the period from January 2, 2020 (inception) to December 31, 2020 was $0.4 million.

Common Stock Reserved for Future Issuance

Common stock reserved for future issuance consists of the following:

December 31, 2020
Conversion of preferred stock	91,666,672
Common stock options outstanding	367,871
Shares available for issuance under the Plan	11,100,579

Total	103,135,122

5. Income Taxes

The effective tax rate of the Company’s provision (benefit) for income taxes differs from the federal statutory rate as follows (in thousands):

Period from January 2, 2020 (inception) to December 31, 2020
Tax computed at federal statutory rate	$(1,452)
Permanent differences	21
Research and development credits, net of uncertain tax positions	(34)
Change in valuation allowance	1,465

$—

RayzeBio, Inc.

Notes to Financial Statements - (Continued)

Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating losses and tax credit carryforwards. Significant components of the Company’s deferred tax assets are as follows (in thousands):

December 31, 2020
Deferred tax assets:
Net operating loss carryforwards	$1,381
Lease liabilities	160
Accruals and deferrals	42
Research and development credit carryforwards	34
Property and equipment	8

Total deferred tax assets	1,625

Deferred tax liabilities:
Right-of-use assets	(153)
Prepaid expenses	(7)

Total deferred tax liabilities	(160)

Net deferred tax assets and liabilities	1,465
Valuation allowance	(1,465)

Net deferred tax assets	$—

The Company provided a full valuation allowance on net deferred tax assets, consisting primarily of net operating loss carryforwards and intangible assets, because management has not determined that it is more-likely-than-not that the Company will earn income sufficient to realize the deferred tax assets during the carryforward period. As of December 31, 2020, the Company has federal net operating loss carryforwards available of approximately $6.6 million, to offset future taxable income, if any, for federal income tax purposes. In addition, under the Tax Cuts and Jobs Act of 2017 (“Tax Act”), the amount of net operating losses generated in taxable periods beginning after December 31, 2017, that we are permitted to deduct in any taxable year is limited to 80% of the Company’s taxable income in such year, where taxable income is determined without regard to the net operating loss deduction itself. The Tax Act generally eliminates the ability to carry back any net operating loss to prior taxable years, while allowing post-2017 unused net operating losses to be carried forward indefinitely.

As of December 31, 2020, the Company had federal and state research and development credit carryforwards available of approximately $0 and $0.1 million, respectively. Federal research and development carryforwards begin to expire in 2040. State research and development carryforwards do not expire.

The net operating loss carryforwards and the research tax credit carryforwards are subject to an annual limitation under Sections 382 and 383 of the Internal Revenue Code of 1986 (“IRC”), and similar state provisions due to ownership change limitations that have occurred which will limit the amount of NOL and tax credit carryforwards that can be utilized to offset future taxable income and tax, respectively. In general, an ownership change, as defined by Sections 382 and 383, results from transactions increasing ownership of certain stockholders or public groups in the stock of the corporation by more than 50 percentage points over a three-year period. The Company has not completed an IRC Section 382/383 analysis regarding the limitation of

RayzeBio, Inc.

Notes to Financial Statements - (Continued)

net operating loss and research and development credit carryforwards. If a change in ownership were to have occurred, additional NOL and tax credit carryforwards could be eliminated or restricted. If eliminated, the related asset would be removed from the deferred tax asset schedule with a corresponding reduction in the valuation allowance. Due to the existence of the full valuation allowance, limitations created by future ownership changes, if any, related to the Company’s operations in the United States will not impact the Company’s effective tax rate.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act was enacted in response to the COVID-19 pandemic (the “CARES Act”). The CARES Act, among other things, permits net operating loss carryovers and carrybacks to offset 100% of taxable income for taxable years beginning before 2021. In addition, the CARES Act allows net operating losses incurred in 2020 to be carried back to each of the five preceding taxable years to generate a refund of previously paid income taxes. Due to the Company’s history of net operating losses, the CARES Act is not expected to have a material impact on the Company’s financial statements.

The following table summarizes the changes to the Company’s unrecognized tax benefits for the period from January 2, 2020 (inception) to December 31, 2020 (in thousands):

Beginning balance	$—
Additions based on tax positions related to the current year	14

Balance at December 31, 2020	$14

As of December 31, 2020, the amount of unrecognized tax benefits associated with uncertain tax positions that, if recognized, would affect the effective tax rate was approximately $11,000. The Company estimates that there will be no material change in its uncertain tax position in the next 12 months. The Company files income tax returns in the United States and certain states. Due to the Company’s losses incurred, the Company is subject to income tax examination by tax authorities since inception. As of December 31, 2020 the Company was not under examination by any federal or state taxing authorities. The Company’s policy is to recognize interest expense and penalties related to income tax matters as tax expense. As of December 31, 2020, the Company did not recognize any interest and penalties associated with unrecognized tax benefits.

On June 29, 2020, the state of California enacted Assembly Bill No. 85 (“AB 85”) suspending California net operating loss utilization and imposing a cap on the amount of business incentive tax credits companies can utilize, effective for tax years 2020, 2021 and 2022. There was no material impact from the provisions of AB 85 on the Company’s financial statements as of and for the period ended December 31, 2020.

6. Subsequent Events

The Company has completed an evaluation of all subsequent events through February 11, 2022, the date the financial statements were issued, to ensure these financial statements include appropriate disclosure of events both recognized in the financial statements and events that occurred but were not recognized in the financial statements. The Company has concluded that no subsequent event has occurred that requires disclosure except as noted below.

RayzeBio, Inc.

Notes to Financial Statements - (Continued)

401(k) Plan

In January 2021, the Company adopted a defined contribution 401(k) plan available to eligible employees. Employee contributions are voluntary and are determined on an individual basis, limited to the maximum amount allowable under federal tax regulations. The Company, at its discretion, may make certain matching contributions to the 401(k) plan.

Research Collaboration and License Agreement with Nimble Therapeutics, Inc.

In February 2021, as amended in September and November 2021, the Company and Nimble Therapeutics, Inc. (“Nimble”) entered into a research collaboration and license agreement (the “Nimble Agreement”) to collaborate on certain preclinical development activities with the goal of identifying binding peptides to certain collaboration targets. The collaboration may involve up to a fixed number of option targets, which the Company has the right to nominate during a specified time period. The Company has agreed that after a certain stage of each research plan, the Company is responsible for and has decision-making authority with respect to all development, manufacturing and commercialization of program molecules and program products at its sole cost and expense.

Pursuant to the Nimble Agreement, Nimble granted the Company a non-exclusive, sublicensable (subject to certain exclusions) license to certain of its existing and arising patents and know-how, solely to the extent necessary to make, have made, use, sell, offer for sale, export, import and fully exploit certain program molecules and program products, in the diagnosis, screening or treatment of one of more human diseases by introducing into the human body a peptide molecule targeting a collaboration target coupled to any radioactive molecule worldwide. Under the Nimble Agreement, the Company granted Nimble a non-exclusive, royalty-free, worldwide license to certain of its intellectual property solely for the purpose of Nimble’s performance of its assigned activities under each research plan and program.

The Company paid Nimble an upfront payment of $0.8 million for the primary collaboration target and has agreed to pay Nimble (i) up to an aggregate of $201.7 million upon the attainment of certain discovery, development and sales milestones and (ii) a mid-single digit royalty on net product sales for the first target. The Company has also agreed to make the following payments in total if it nominates the maximum number of additional optional collaboration targets permitted under the Nimble Agreement: (i) up to an aggregate of $897.5 million, which consists of an upfront payment, payments upon the attainment of certain discovery, development and first commercial sales milestones, and certain net sales milestones, and (ii) a mid-single digit royalty on net product sales, subject to reduction under certain circumstances. In addition, the Company has agreed to pay Nimble up to a low double digit percentage of certain licensing consideration it receives.

The Nimble Agreement will expire on a program product-by-program product and country-by-country basis on the date of the expiration of all applicable royalty obligations. Both parties have the right to terminate the Nimble Agreement for an uncured material breach or insolvency of the other party. The Company has the unilateral right to terminate the Nimble Agreement in its entirety upon 90 days prior written notice.

Discovery and License Agreement with Blaze Bioscience, Inc.

In February 2021, the Company and Blaze Bioscience, Inc. (“Blaze”) entered into a discovery and license agreement (the “Blaze Agreement”) to collaborate to discover and license binding peptides for use in therapeutics and provide the Company with an option (the “Blaze Option”) to access certain of Blaze’s platform technology.

RayzeBio, Inc.

Notes to Financial Statements - (Continued)

Under the Blaze Agreement, the Company identified a certain number of collaboration targets and has the sole option to propose a mutually acceptable additional collaboration target for inclusion under the Blaze Agreement. Pursuant to the Blaze Agreement, the Company and Blaze agreed to use commercially reasonable efforts to perform the obligations assigned to each of the parties under the research plan in accordance with the corresponding timelines. The parties have granted each other certain licenses to facilitate activities required under the collaboration, and Blaze may be obligated to grant certain licenses to the Company in the future.

The Company paid Blaze an upfront fee of $1.15 million. In addition to the upfront fee, the Company has agreed to pay non-refundable, non-creditable milestone payments to Blaze upon the first achievement of certain milestone events. The Company could owe Blaze up to an aggregate of $3.0 million for all of the collaboration targets, based on the achievement of certain discovery milestones. Additionally, the Company could owe Blaze up to an aggregate of $139.0 million based on the achievement of certain development and net sales milestones.

The Blaze Option is available for a certain period of time and, upon the Company’s exercise of the Blaze Option, the Company agreed to make an option exercise payment of $1.5 million to Blaze following the option exercise date. Pursuant to the Blaze Agreement, in partial consideration for the rights and licenses granted to the Company, the Company could owe Blaze up to an aggregate of $75.75 million based on the achievement of certain screening milestones, product development milestones and net sales milestones. In addition, upon exercise of the Blaze Option, the Company has agreed to pay Blaze an immaterial annual maintenance fee.

Upon exercise of the Blaze Option, Blaze will grant the Company a non-exclusive, worldwide, non-sublicenseable license to certain Blaze intellectual property rights to research, develop and commercialize the Company’s products.

Upon the Company’s payment of certain discovery milestones for each respective collaboration target, Blaze will grant the Company an exclusive sublicensable license to certain collaboration composition patents with respect to collaboration targets solely to the extent necessary to make, have made, use, sell, offer for sale, export, import and fully exploit the collaboration targets. Additionally, the Company will have a certain period of time thereafter to elect, with respect to such collaboration target, certain Blaze patents and an exclusive sublicense under a license agreement between Blaze and a third-party.

Unless earlier terminated, the Blaze Agreement will remain in effect until the expiration of all payment obligations by the Company to Blaze. Both parties have the right to terminate the agreement for an uncured material breach or insolvency of the other party. Any time after February 22, 2022, the Company has the unilateral right to terminate the entire Blaze Agreement upon 90 days written notice and also may terminate the Blaze agreement on a collaboration target-by-collaboration target basis upon 30 days written notice.

Ablaze Pharmaceuticals and RAYZ Investments

In February 2021, the Company formed Ablaze Pharmaceuticals, Inc. (“Ablaze”), a Cayman Islands entity and then wholly-owned subsidiary of the Company. Ablaze was formed to in-license radiopharmaceutical assets for development and commercialization in China. In March and April 2021, the Company forfeited its equity interest in Ablaze, and a separate entity, RAYZ Investments Inc., a Cayman Islands exempted company (“RAYZ”), was formed as the holding company over Ablaze. Upon formation, RAYZ issued an aggregate of 24,993,806 ordinary shares, for no consideration, to the then holders of the Company’s common stock and common stock options, of

RayzeBio, Inc.

Notes to Financial Statements - (Continued)

which 12,606,592 were subject to forfeiture. The vesting of the RAYZ ordinary shares is based on the vesting requirements of the related shares of common stock or common stock options issued by the Company. Simultaneously, Ablaze issued 24,993,806 ordinary shares to RAYZ, 986,597 ordinary shares to RayzeBio’s CEO and 4,275,255 ordinary shares to other founders of Ablaze, for no consideration. Following the formation of RAYZ, the Company did not own any shares in either RAYZ or Ablaze.

In May 2021, as amended in November 2021, the Company and Ablaze entered into a license agreement (the “Ablaze Agreement”) under which the Company granted Ablaze an exclusive, royalty-bearing and sublicenseable (under certain circumstances) license to certain of the Company’s intellectual property to develop, make, have made, use, sell, offer for sale, import and otherwise commercialize a certain number of the Company’s proprietary products in China, Hong Kong, Macau and Taiwan (“greater China”) for all therapeutic, prophylactic and diagnostic uses, and a right of first negotiation to license up to a certain number of additional products from the Company. Upon completion of certain activities, Ablaze shall have a designated period of time to decide whether to select such product as a product under this Ablaze Agreement. Ablaze is solely responsible for the development, manufacturing and commercialization of all products covered by the Ablaze Agreement. The maximum number of selected products under the Ablaze Agreement is limited to a certain number and Ablaze’s right to select products will expire upon the earlier of (a) Ablaze selecting the maximum number of products allowed to be selected under the Ablaze Agreement; and (b) the Company presenting to Ablaze a certain number of products for consideration by Ablaze to license. Additionally, pursuant to the Ablaze Agreement, Ablaze granted the Company an exclusive, royalty-free and sublicensable (under certain conditions) license to certain of its intellectual property to develop, manufacture and commercialize certain of the Company’s proprietary products for all therapeutic, prophylactic and diagnostic uses outside of greater China.

No upfront payments were required under the Ablaze Agreement. Ablaze has agreed to pay the Company: (i) up to an aggregate of $70.0 million per product upon the attainment of certain development and net sales milestones, and (ii) a mid to high-single digit royalty on net product sales in greater China, subject to certain potential royalty reductions. In addition, Ablaze has agreed to pay the Company up to a percentage in the low double digits of certain sublicense revenue it receives, depending on the time when the sublicense agreement is executed.

Unless earlier terminated, the Ablaze Agreement will remain in effect on a product-by-product basis and region-by-region basis, until the expiration of the royalty term for such product in such region in greater China. After the expiration (but not early termination) of the term of the Ablaze Agreement for a particular product in a particular region in greater China, the licenses granted by the Company to Ablaze will continue and become fully paid, royalty-free, perpetual and irrevocable with respect to such product in such region. Under the Ablaze Agreement, either party may terminate if there is an uncured material breach. Either party may terminate the Ablaze Agreement immediately upon written notice to the other party if the other party undergoes certain bankruptcy-related events. Ablaze may terminate the Ablaze Agreement on a product-by-product and region-by-region basis by providing 60 days written notice to the Company. The Company may terminate the Ablaze Agreement in its entirety upon written notice to Ablaze if Ablaze or its affiliates or sublicensees commences a legal action challenging the validity, enforceability or scope of any of the Company’s licensed patents anywhere in the world.

In November 2021, the Company, RAYZ and Ablaze completed a sequence of transactions comprising of a financing of Ablaze with participation by third parties and a reorganization of RAYZ’s capital structure (the “RAYZ Reorganization”). The Company transferred its ownership and interest in a $5.0 million convertible promissory note the Company provided to Ablaze in April 2021 (the “Ablaze Note”) and cash of $15.0 million to

RayzeBio, Inc.

Notes to Financial Statements - (Continued)

RAYZ in exchange for RAYZ preferred shares, comprising of 45,000,000 Series A Preferred Shares (“RAYZ Series A Shares”), 46,666,672 Series B Preferred Shares (“RAYZ Series B Shares”), and 23,999,996 Series C Preferred Shares (“RAYZ Series C Shares” and together with the RAYZ Series A Shares and RAYZ Series B Shares, the “RAYZ Shares”). Upon completion of the transfer, the Company distributed the RAYZ Shares to its preferred stockholders as a pro rata dividend (the “Dividend”) as follows: (i) one RAYZ Series A Share for every one share of the Company’s Series A preferred stock issued and outstanding, (ii) one RAYZ Series B Share for every one share of the Company’s Series B preferred stock issued and outstanding, and (iii) one RAYZ Series C Share for every one share of the Company’s Series C preferred stock issued and outstanding. The Dividend resulted in adjustments to the liquidation and dividend rights in the Company’s certificate of incorporation as reflected in the description of the rights and preferences of the Company’s equity securities below.

Upon receipt of the Ablaze Note and cash from the Company, RAYZ participated in an equity financing of Ablaze by contributing cash of $5.5 million in exchange for 7.3 million shares of Ablaze Series A1 preferred stock and cancelling the Ablaze Note in exchange for 8.3 million shares of Ablaze Series A2 preferred stock. Unrelated third-party investors participated in the Ablaze financing, purchasing 26.6 million shares of Ablaze Series A1 preferred stock in exchange for aggregate proceeds of $20.0 million. All investors in Ablaze Series A1 preferred stock have committed to purchase Ablaze Series A3 preferred stock upon Ablaze meeting certain conditions. RAYZ retains cash of $9.5 million which represents its committed share of the future investment in Ablaze. If any of the funds transferred from the Company to RAYZ are not used to purchase Ablaze shares on or prior to November 12, 2025, RAYZ has agreed to distribute any remaining funds ratably to its preferred shareholders.

Simultaneously with the Ablaze financing, the Ablaze board of directors was reorganized, such that it is no longer controlled by either the Company’s Chief Executive Officer or by RAYZ.

Collaboration and Supply Agreement with Niowave, Inc.

In May 2021, as amended in June 2021, the Company and Niowave, Inc. (“Niowave”) entered into a collaboration and supply agreement (the “Niowave Agreement”) to collaborate on the development of Niowave’s processes and to allow the Company to purchase from Niowave the Actinium 225 isotope (“Ac225”) for use in manufacturing its products. Pursuant to the Niowave Agreement, the Company agreed to pay up to an aggregate of $10.0 million upon the achievement by Niowave of certain production and regulatory-related milestones. Upon completion of certain milestones, the Company agreed to certain minimum purchase commitments for a certain amount of years, provided that Niowave has the capacity to produce such amount. In addition, the Company may be subject to certain prioritization and access. The term of the Niowave Agreement is 20 years from the date on which the Company determines that Ac225 meets certain specifications, after the second milestone and the Company’s receipt of Ac225 from Niowave, unless earlier terminated i) due to material breach by either party, or ii) by the Company without cause in the event the Company no longer has a future forecast to purchase such radioisotope upon six months written notice following the five-year anniversary of a certain milestone.

Series C Preferred Stock Financing and Related Transactions

In June 2021, the Company entered into a Series C preferred stock purchase agreement with new and existing investors, pursuant to which it issued 23,999,996 shares of its Series C convertible preferred stock at $4.50 per share for gross proceeds of approximately $108.0 million. As a result of the Series C financing, and in accordance with the provisions of the PeptiDream Agreement, the Company issued 1,473,700 shares of common stock to PeptiDream to maintain PeptiDream’s 5% ownership interest in the Company.

RayzeBio, Inc.

Notes to Financial Statements - (Continued)

Amended and Restated Certificate of Incorporation

In June 2021, in connection with the Series C financing, the Company’s certificate of incorporation was amended and restated to authorize a total of 156,000,000 shares of common stock, par value $0.0001 per share, and 115,666,668 shares of preferred stock, par value $0.0001 per share, including 45,000,000 shares designated as Series A convertible preferred stock, 46,666,672 shares designated as Series B convertible preferred stock and 23,999,996 shares designated as Series C convertible preferred stock. Subsequent to the Series C financing, the Series C convertible preferred stock is included in the definition of Series Preferred. In November 2021, the Company’s certificate of incorporation was amended to update the rights and preferences of the Series Preferred in connection with the Dividend described above. In December 2021, the Company’s certificate of incorporation was amended to increase the authorized shares of common stock to 161,500,000.

Subsequent to the Series C financing and Dividend, a description of the rights and preferences of the Company’s equity securities is as follows:

Dividends

Holders of Series A, Series B and Series C convertible preferred stock, in preference to the holders of common stock, are entitled to receive, but only out of funds that are legally available therefor, cash dividends at the annual per share rate of $0.074, $0.166 and $0.332, respectively. After payment of any preferential preferred stock dividends described above, if any additional dividends are paid or set aside, such dividends shall be paid to the holders of common stock and the holders of Series as if the shares of Series Preferred had converted to common stock. Such dividends are noncumulative and are payable only when, as and if declared by the Company’s board of directors.

Liquidation Preferences

Upon any liquidation, dissolution or winding up of the Company, the holders of Series A, Series B and Series C convertible preferred stock are entitled to receive a liquidation preference at the per share rate of $0.922, $2.076 and $4.151, respectively, plus all declared and unpaid dividends. Liquidation payments to the holders of Series Preferred have priority and are made in preference to any payments to the holders of common stock. After full payment of the liquidation preference to the holders of the Series Preferred, the remaining assets, if any, will be distributed ratably to the holders of common stock. The Series Preferred would be deemed converted to common stock in the event such conversion would result in a liquidation payment greater than its liquidation preference.

Conversion

The shares of Series Preferred are convertible into an equal number of shares of common stock, at the option of the holder, subject to certain anti-dilution and down-round adjustments. Each share of Series Preferred is automatically converted into common stock upon, (a) the closing of the sale of shares of common stock to the public at a price per share of at least $8.00, in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50.0 million of gross proceeds to the Company, or (b) the vote of the holders of at least 60% of the outstanding shares of Series Preferred, voting together as a single class on an as converted to common stock basis.

RayzeBio, Inc.

Notes to Financial Statements - (Continued)

Voting Rights

The holder of each share of Series Preferred is entitled to one vote for each share of common stock into which it would convert and to vote as one class with the common stockholders on all matters except as provided in the Company’s certificate of incorporation. Certain matters require the vote of the holders of at least 60% of the outstanding shares of Series Preferred, voting together as a single class on an as converted to common stock basis, which matters include material changes to the corporate structure, capitalization and the incurrence of certain corporate obligations, among other issues. In addition, the Series Preferred is entitled to elect certain members of the board of directors.

2020 Equity Incentive Plan Activity

In June 2021, the Company increased the number of shares of common stock authorized for issuance under the Plan from 18,374,144 shares to 22,374,144 shares. In December 2021, the Company increased the number of shares of common stock authorized for issuance under the Plan from 22,374,144 shares to 27,874,144 shares.

From January 2021 to May 2021, the Company granted certain employees and consultants options to purchase an aggregate of 9,069,830 shares of the Company’s common stock at an exercise price of $0.36 per share.

In September 2021 and December 2021, the Company granted certain employees, consultants and board members options to purchase an aggregate of 8,247,164 shares of the Company’s common stock at an exercise price of $1.16 per share.

Operating Lease

In November 2021, the Company entered into a noncancelable operating lease for 63,000 square feet of industrial space located in Indianapolis, Indiana for the construction of a cGMP manufacturing facility. The initial lease term is from March 2022 through April 2032 with an option to extend the lease for a period of five years. Monthly base rental payments due under the lease commence in March 2022 and escalate throughout the lease term. The lease agreement includes certain lease incentives and tenant improvement allowances and the Company is subject to additional charges for operating expenses. Under the terms of the lease agreement, the Company provided the lessor with an irrevocable letter of credit in the amount of $0.2 million. The Company has agreed to pay aggregate base rent of $3.8 million over the initial term of the lease.

                Shares

Common stock

Preliminary prospectus

J.P. Morgan	Jefferies	Evercore ISI

Oppenheimer & Co.

                , 2022

PART II

Information not required in prospectus

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by RayzeBio, Inc., or the Registrant, in connection with the sale of the common stock being registered. All amounts shown are estimates except for the Securities and Exchange Commission, or SEC, registration fee, the FINRA filing fee and The Nasdaq Global Market listing fee.

AMOUNT
SEC registration fee	$	*
FINRA filing fee		*
The Nasdaq Global Market listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

The Registrant is incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who were, are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who were, are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) actually and reasonably incurred.

The Registrant’s amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to and upon the completion of this offering, respectively, provide for the indemnification of its directors and officers to the fullest extent permitted under the Delaware General Corporation Law. Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	transaction from which the director derives an improper personal benefit;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	breach of a director’s duty of loyalty to the corporation or its stockholders.

The Registrant’s third amended and restated certificate of incorporation, as amended, as currently in effect, includes such a provision, and the Registrant’s amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering will include such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by the Registrant upon delivery to it of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the Registrant.

Section 174 of the Delaware General Corporation Law provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

As permitted by the Delaware General Corporation Law, the Registrant has entered into indemnity agreements with each of its directors and executive officers, that require the Registrant to indemnify such persons against any and all costs and expenses (including attorneys’, witness or other professional fees) actually and reasonably incurred by such persons in connection with any action, suit or proceeding (including derivative actions), whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer or is or was acting or serving as an officer, director, employee or agent of the Registrant or any of its affiliated enterprises. Under these agreements, the Registrant is not required to provided indemnification for certain matters, including:

•	indemnification beyond that permitted by the Delaware General Corporation Law;

•	indemnification for any proceeding with respect to the unlawful payment of remuneration to the director or officer;

•	indemnification for certain proceedings involving a final judgment that the director or officer is required to disgorge profits from the purchase or sale of the Registrant’s stock;

•

indemnification for proceedings involving a final judgment that the director’s or officer’s conduct was in bad faith, knowingly fraudulent or deliberately dishonest or constituted willful misconduct or a breach of his or her duty of loyalty, but only to the extent of such specific determination;

•

indemnification for proceedings or claims brought by an officer or director against us or any of the Registrant’s directors, officers, employees or agents, except for claims to establish a right of indemnification or proceedings or claims approved by the Registrant’s board of directors or required by law;

•	indemnification for settlements the director or officer enters into without the Registrant’s consent; or

•	indemnification in violation of any undertaking required by the Securities Act of 1933, as amended, or the Securities Act, or in any registration statement filed by the Registrant.

The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. Except as otherwise disclosed under the heading “Legal proceedings” in the “Business” section of the prospectus included in this registration statement, there is at present no pending litigation or proceeding involving any of the Registrant’s directors or executive officers as to which indemnification is required or permitted, and the Registrant is not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

The Registrant has an insurance policy in place that covers its officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act, or otherwise.

The Registrant plans to enter into an underwriting agreement which provides that the underwriters are obligated, under some circumstances, to indemnify the Registrant’s directors, officers and controlling persons against specified liabilities, including liabilities under the Securities Act.

Item 15. Recent sales of unregistered securities.

Set forth below is information regarding securities issued and options granted by the Registrant since January 2, 2020, the date of the Registrant’s incorporation, that were not registered under the Securities Act. Also included is the consideration, if any, received by the Registrant, for such securities and options and information relating to the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

(1)	In June 2021, the Registrant issued and sold an aggregate of 23,999,996 shares of its Series C preferred stock to 22 accredited investors at a purchase price of $4.50 per share for an aggregate purchase price of approximately $108.0 million.

(2)	In November 2020, the Registrant issued and sold an aggregate of 46,666,672 shares of its Series B preferred stock to 17 accredited investors at a purchase price of $2.25 per share for an aggregate purchase price of approximately $105.0 million.

(3)	From August 2020 through November 2020, the Registrant issued and sold an aggregate of 45,000,000 shares of its Series A preferred stock to nine accredited investors at a purchase price of $1.00 per share for an aggregate purchase price of $45.0 million.

(4)	From January 2, 2020 through the effective date of this registration statement, the Registrant has issued and sold an aggregate of shares of its common stock, at a weighted-average purchase price of $ per share, to certain of its employees, consultants and directors in connection with services provided to the Registrant by such persons.

(5)	From January 2, 2020 through the effective date of this registration statement, the Registrant granted stock options to purchase an aggregate of shares of its common stock, at a weighted-average exercise price of $ per share, to certain of its employees, consultants and directors in connection with services provided to it by such persons. Through the effective date of this registration statement, the Registrant has issued an aggregate of shares of its common stock upon exercise of such stock options for aggregate consideration of $ .

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise specified above, the Registrant believes these transactions were exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act (and Regulation D or Regulation S promulgated thereunder) or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or under benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed on the share certificates issued in these transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant. The sales of these securities were made without any general solicitation or advertising.

Item 16. Exhibits and financial statement schedules.

(a) Exhibits.

The exhibits listed below are filed as part of this registration statement.

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT

1.1†	Form of Underwriting Agreement.

3.1	Third Amended and Restated Certificate of Incorporation, as amended, as currently in effect.

3.2†	Form of Amended and Restated Certificate of Incorporation to become effective immediately prior to the completion of this offering.

3.3	Bylaws, as currently in effect.

3.4†	Form of Amended and Restated Bylaws to become effective upon the completion of this offering.

4.1†	Form of Common Stock Certificate of the Registrant.

4.2	Second Amended and Restated Investors’ Rights Agreement, dated June 8, 2021, by and among the Registrant and certain of its stockholders.

5.1†	Opinion of Cooley LLP.

10.1+†	Form of Indemnity Agreement, by and between the Registrant and its directors and officers.

10.2+	RayzeBio, Inc. 2020 Equity Incentive Plan and Forms of Stock Option Grant Notice, Option Agreement and Notice of Exercise thereunder, as amended.

10.3+†	RayzeBio, Inc. 2022 Equity Incentive Plan and Forms of Stock Option Grant Notice, Option Agreement and Notice of Exercise thereunder.

10.4+†	RayzeBio, Inc. 2022 Employee Stock Purchase Plan.

10.5+†	RayzeBio, Inc. Non-Employee Director Compensation Policy.

10.6+	Offer Letter Agreement, dated June 16, 2020, by and between the Registrant and Ken Song, M.D.

10.7+	Offer Letter Agreement, dated May 21, 2021, by and between the Registrant and Susan Moran, M.D., MSCE.

10.8+	Offer Letter Agreement, dated December 1, 2021, by and between the Registrant and Aubrey Haddach, J.D.

10.9+	Offer Letter Agreement, dated October 5, 2021, by and between the Registrant and Arvind Kush.

10.10*++	Research Collaboration and License Agreement, dated February 8, 2021, by and between the Registrant and Nimble Therapeutics, Inc., as amended.

10.11*++	Discovery and License Agreement, dated February 22, 2021, by and between the Registrant and Blaze Bioscience, Inc.

10.12*++	License and Research Collaboration Agreement, dated August 4, 2020, by and between the Registrant and PeptiDream, Inc.

10.13*++	License Agreement, dated May 10, 2021, by and between the Registrant and Ablaze Pharmaceuticals Inc., as amended.

10.14*++	Collaboration and Supply Agreement, dated May 26, 2021, by and between the Registrant and Niowave, Inc., as amended.

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT

10.15	Lease Agreement, dated December 16, 2020, by and between the Registrant and ARE-SD Region No. 66, LLC, as amended.

10.16	Lease Agreement, dated November 24, 2021, by and between the Registrant and PLDAB LLC.

23.1†	Consent of Independent Registered Public Accounting Firm.

23.2†	Consent of Cooley LLP. Reference is made to Exhibit 5.1.
24.1	Power of Attorney. Reference is made to the signature page hereto.

†	To be filed by amendment.

+	Indicates management contract or compensatory plan.

*	Certain portions of this document that constitute confidential information have been redacted in accordance with Regulation S-K, Item 601(b)(10).

++	Certain schedules and exhibits to this exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

(b) Financial statement schedules.

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(a)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on the          day of                 , 2022.

RAYZEBIO, INC.

By:
Ken Song, M.D. President and Chief Executive Officer

Power of attorney

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ken Song, M.D., as his or her true and lawful attorney-in-fact and agent, with the full power of substitution, for him or her and in his or her name, place or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

	President, Chief Executive Officer and Member of the Board of Directors (Principal Executive Officer)	, 2022
Ken Song, M.D.

	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2022
Arvind Kush

	Member of the Board of Directors	, 2022
Jerel Davis, Ph.D.

	Member of the Board of Directors	, 2022
Aaron Kantoff

	Member of the Board of Directors	, 2022
Bong Koh, M.D.

	Member of the Board of Directors	, 2022
Yi Larson

	Member of the Board of Directors	, 2022
Aaron Royston, M.D.

	Member of the Board of Directors	, 2022
Mary Tagliaferri, M.D